[redacted]

08044720

UST

2007 ANNUAL REPORT & 2008 PROXY

SEC Mail
Mail Processing
Section

MAR 28 2008

Washington, DC
108



ON THE MOVE



PROCESSED
MAR 31 2008
THOMSON
FINANCIAL



SKOAL
Copenhagen
SNUFF
SKOAL


UST

UST

U.S. Smokeless Tobacco Co.

Ste. Michelle Wine Estates

USTogether — Our Core Values

At UST, we operate our smokeless tobacco and wine businesses according to a set of Core Values we call *USTogether* that combine a commitment to superior quality with an obligation to the highest standards of ethical behavior. We want to be recognized not only as an outstanding employer and manufacturer, but, just as importantly, as a respected business partner, leading corporate citizen and worthy enterprise for investment. Our Core Values are the following:

- We are committed to developing and maintaining a talented, dedicated and responsible work force built on personal and business integrity.
- We understand the critical importance of customer service to our success and will strive to excel at it in everything we do.
- We recognize that our consumers drive our business and satisfying their preferences is fundamental to our success.
- In our business pursuits, we will strive to produce, market and sell quality products to exceed the expectations of our consumers and set the standards of excellence within the industries in which we compete.
- We recognize that our shareholders are the true owners of the business and we dedicate our resources to increasing our shareholder value.
- As a corporate citizen, we support community activities that reflect the values of our employees, stakeholders and consumers.

www.ustinc.com

Visit our website for information about UST and its subsidiaries, including:

- Investor information
- Press releases
- Webcast events
- Employment information



In 2007, UST relocated its headquarters to Stamford, Connecticut.

About UST

UST Inc. is a holding company for its principal subsidiaries: U.S. Smokeless Tobacco Company and Ste. Michelle Wine Estates. U.S. Smokeless Tobacco Company is the leading producer and marketer of moist smokeless tobacco products including Copenhagen, Skoal, Red Seal and Husky. Ste. Michelle Wine Estates produces and markets premium wines sold nationally under more than 20 different labels including Chateau Ste. Michelle, Columbia Crest, Stag's Leap Wine Cellars and Erath, as well as exclusively distributes and markets Antinori products in the United States.

Comparative Highlights

For the year ended December 31 (Dollars in thousands, except per share amounts)	2007	2006
Financial Results		
Net sales	$1,950,779	$1,850,911
Operating income	853,637	834,811
Net earnings	520,273	505,856
Diluted earnings per share	3.27	3.12
Diluted earnings per share from continuing operations	3.27	3.10
Underlying diluted earnings per share (Non-GAAP)(1)	3.46	3.19
Dividends per share	2.40	2.28
Other Data		
Average number of diluted shares (in thousands)	159,295	162,280
Number of stockholders of record at year-end	6,649	7,094
Average number of employees	4,610	5,008

Note: The Comparative Highlights presented above are to be read in conjunction with UST's Consolidated Financial Statements and the accompanying notes to those statements. For additional details on comparative results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) Reflects diluted earnings per share from continuing operations, excluding antitrust litigation charges ($.54 – 2007, $.01 – 2006), restructuring charges ($.04 – 2007, $.08 – 2006) and a net gain on the sale of the company's former headquarters building ($.39 – 2007). These underlying measures are not prepared in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP measures should not be considered a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.



Murray S. Kessler
Chairman of the Board and Chief Executive Officer
UST Inc.

"We believe the way we achieved earnings growth demonstrates that UST is truly a company on the move."

BUSINESS REVIEW AND OUTLOOK

Fellow Shareholders:

By almost any measure, 2007 was a very good year for UST. We began the year with a commitment to build on the momentum we started gaining in 2006, and with a clearly defined plan to strengthen our business model. That plan called for accelerating profitable volume growth in both of our core businesses – moist smokeless tobacco and wine – by executing a number of strategic priorities, while at the same time expanding the array of earnings-generating tools we have available in our toolbox. The key was and is to accelerate our performance in the marketplace and, at the same time, deliver a 10 percent average annual shareholder return (based on earnings per share growth and a strong dividend yield) on a consistent and sustainable basis over the long term.

I am pleased to report that we made significant progress in achieving all of our objectives, as ultimately reflected by the record volume, sales and earnings per share we posted for the year. Furthermore, we raised earnings guidance three times during the year as our smokeless tobacco and wine businesses continued to beat our expectations.

As shown in the Comparative Highlights on page one, we finished the year with underlying diluted earnings per share up 8.5 percent. Combined with an average dividend yield of 4.4 percent for the year, we delivered a total shareholder return of approximately 13 percent, far exceeding our goal of 10 percent.

One of the most satisfying aspects of our success, however, is how we grew our business without taking a price increase for our premium moist smokeless tobacco brands for a second straight year. Instead, earnings per share growth came from employing a wide variety of other tools in our toolbox. These included profitable moist smokeless tobacco volume growth; cost management; increased leverage used for share repurchase; core growth in Ste. Michelle Wine Estates; tax savings; acquisitions; and international operations.




SKOAL
BANDITS
MINT
LONG CUT
SKOAL
A PINCH BETTER
CITRUS BLEND
POUCHES
Copenhagen
Copenhagen
SNUFF
SKOAL
PEACH BLEND

We believe the way we achieved earnings growth demonstrates that UST is truly a company on the move. That fact is further symbolized by our having relocated our headquarters in September from Greenwich, Connecticut to nearby Stamford, our first new home in 37 years. In the following review of our 2007 performance, you will see that we not only are vigorously pursuing our strategic priorities and have many positive developments to show for it, but also are well-positioned to respond to whatever competitive challenges we are likely to face.

Growing The Moist Smokeless Tobacco Category

Just as it has been for some time now, our top priority is converting adult smokers to the moist smokeless tobacco category. Since 2004, we have annually invested in excess of $100 million on these efforts, with much of that going towards advertising, direct mail, and staging some 7,000 one-on-one marketing events in adult-only facilities around the country throughout the year. This investment continues to pay off as the category expanded by seven percent in 2007, which was above our original forecast of five to six percent. Once again, moist smokeless tobacco was one of the fastest-growing of all established consumer packaged goods categories. Since 2001, the number of adult consumers in the category has expanded from 4.7 million to over six million, with the majority of these new adult consumers having first smoked cigarettes.

One notable element of these efforts in 2007 was the introduction of a new product line under the Copenhagen banner, simply called Cope after our flagship brand's nickname. The initial three products in this line – Smooth Hickory, Whiskey Blend and Straight – were specifically developed to be more approachable than traditional Copenhagen while retaining its rugged, authentic image. Consequently, we expect them to enable Copenhagen to play a bigger role in converting adult smokers to the category.

Accelerating Profitable Volume Growth By Improving Premium Brand Loyalty

Another key priority involves speeding up the rate of volume growth for our premium brands, Copenhagen and Skoal, which had been declining for several years prior to 2006 because of escalating price-value competition. To achieve this, we increased brand-building programs that highlighted our brands' unique points of difference and continued a customized, state-by-state loyalty program we began in 2006 that employs a wide range of retail tactics, including promotional displays and price-based initiatives.

These initiatives effectively strengthened premium brand loyalty and reduced down-trading. Total premium net can sales increased 2.9 percent and benefited from an extra week of shipments, as December 31 was a Monday and the company ships the majority of its volume to arrive on Mondays, at which


LONG CUT
Cope
SMOOTH HICKORY
Cope
WHISKEY BLEND
Cope
STRAIGHT

point revenue is recognized. More importantly, the company estimates underlying premium volume increased 1.8 percent, exceeding the one percent goal we set at the beginning of 2007. We now have delivered six straight quarters of premium volume growth and believe this trend will continue.

Competing Effectively In All Category Segments

While we focused on our marquee brands, we also increased our competitiveness in other category segments with Red Seal and Husky, our price-value and deep-discount brands, respectively. On an underlying basis, Red Seal saw a mid-single-digit increase in sales, while Husky enjoyed strong double-digit growth as a result of both expanded distribution and its reformulation with a bold new taste. These results, coupled with our having an extra billing day in 2007, helped our total net can sales for all segments grow by over 26 million cans or 4.2 percent, the strongest growth in 16 years.

As we accelerated growth in all segments, we significantly strengthened U.S. Smokeless Tobacco Company's share trends, moderating the decline we had been experiencing in recent years. While the company maintains category growth and profitable volume growth as the top priorities, we will not be satisfied until our growth is in line with that of the category as a whole.

Seeking Fair Regulation

For the past two years, we have been working to have all state excise taxes on moist smokeless tobacco be based on product weight or volume instead of a percentage of the


RED SEAL
NATURAL FLAVOR
HUSKY
WINTERGREEN
HUSKY

wholesale price. This would eliminate what we believe is an unfair tax subsidy for price-value products that accounts for one-third of the retail price gap between price-value and premium on a national basis. A weight-based, or equitable, tax for moist smokeless tobacco is consistent with the manner in which cigarettes, alcohol and gasoline are taxed. During 2007, Delaware, Iowa and Wisconsin adopted weight-based tax structures, extending a level playing field to 13 states that represent just over 20 percent of our can sales.

Likewise, we were focused last year on ensuring that our business would not be unfairly impacted by a proposal before Congress to have the U.S. Food & Drug Administration regulate the tobacco industry. The company has clearly and publicly taken the position that we would support legislation that recognizes the distinct differences between smokeless tobacco and cigarettes. We believe adult consumers should be able to obtain accurate and relevant information about the comparative health risks of all tobacco products.

As an extension of UST's successful Project Momentum cost-savings initiative, U.S. Smokeless Tobacco Company is introducing in 2008 a new sales automation system that is expected to dramatically improve the productivity of its sales force.


SKOAL



In 2007, Ste. Michelle Wine Estates made the largest acquisition in UST's history with the purchase of renowned Stag's Leap Wine Cellars in California's Napa Valley.

Maintaining An Emphasis On Innovation

Not only did we launch the Cope sub-brand in 2007, but we also extended our Skoal line with the debut of Citrus Blend Long Cut and Pouches. This marked the first time we have launched a product in two forms simultaneously and the reaction was enthusiastic, with Citrus Blend earning a Retailer Choice Award from a leading trade publication as the year's best new offering in the Other Tobacco Products category.

Perhaps the clearest indication of the importance we place on innovation is that the smokeless tobacco and wine products we have added to our portfolio within the past three years accounted for almost 15 percent of our volume in 2007. This includes the highly popular and prestigious Antinori wines from Italy that we now exclusively distribute in the United States. Furthermore, we currently have some three dozen new products in various stages of our innovation pipeline, assuring that this will be an area of emphasis in the future as well.

Improving Returns On Our Winery Business

Ste. Michelle Wine Estates contributed in a big way to our 2007 results, with an impressive increase of 25 percent in net sales and 36 percent in operating profit. It is now the nation's fastest growing top-10 winery, and among the most acclaimed, with 86 ratings during the year of 90 points or better on the 100-point scale used by leading wine critics and trade publications.

The winery's strong performance was attributable to robust growth of not only its core brands like Chateau Ste. Michelle, which is now the fastest growing top-25 wine brand in the United States, but also such recent additions as Erath in Oregon, which was acquired in 2006. At the same time, the winery succeeded in improving its balance sheet through inventory reduction and the divestiture of non-productive assets.
Still another return-enhancing factor was our purchase of Stag's Leap Wine Cellars in Napa Valley, California, which represented the largest acquisition in UST's history. Stag's Leap is renowned for having first brought worldwide attention to California when one of its Cabernet Sauvignons won a blind tasting in Paris in 1976. Its high-margin products are strategically complementary to our portfolio. What makes the deal particularly exciting is that it was accretive to our business from the outset, and the rate of return is more than double UST's cost of capital. In combination, these efforts moved us closer to our objective of overall winery returns meeting UST's cost of capital.

Delivering Cost Savings

Project Momentum, our company-wide cost-savings initiative that we kicked off in 2006, has proven to be even more effective than we originally forecast. In mid-2007, we raised our initial projection for savings over the first three years from





In a recent survey, UST employees ranked among the highest of those measured for their level of emotional commitment to the company.

$100 million to $150 million, which does not include the $98 million net gain from the sale of our former headquarters building. These savings have helped fuel the necessary investments for us to become more competitive in the marketplace, and we expect them to continue into the future. Importantly, a culture of cost control is also permeating UST and is anticipated to deliver continued cost reductions well beyond Project Momentum.

Rewarding Shareholders

On top of exceeding our shareholder return goal, our commitment to enhancing shareholder value was evidenced last year by a record investment of $600 million to buy back our common shares. This was a three-fold increase over the plans we announced at the outset of 2007 as we decided not only to use the net cash generated from the headquarters sale for this purpose, but also to leverage our strong balance sheet.

In addition, we paid a dividend of $2.40 per share in 2007, a 5.3 percent increase over 2006 and a yield of better than four percent based on our average stock price during the year. In December, the company announced a further five percent rise in the dividend, with an indicated annual rate of $2.52 per share, effective in 2008's first quarter. This maintains our record of paying a cash dividend annually since 1912, and raising the dividend every year but one since 1965.

Our shareholders also benefited by the company declassifying its Board of Directors in an effort to maintain strong governance policies. The Board continues to evaluate ways to strengthen our governance practices going forward and expects to implement majority voting in the coming year.


UST
NYSE
TOUGHEST SPORT ON DIRT!

UST and the Professional Bull Riders rang the opening bell of the New York Stock Exchange in January, 2007.

From all of these initiatives, it should be apparent that UST is a company that is confidently moving forward and solidly prepared to compete in 2008. This is the direct result of a talented organization at all levels, dedicated to executing the Visions that guide our businesses.

For U.S. Smokeless Tobacco Company, that Vision is that "Our smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction," while for the winery, it is that "Ste. Michelle Wine Estates will be recognized as the premier fine wine company in the world."

Because we regard this type of commitment by our organization as a critical factor in the company's long-term success, we have initiated a process of measuring employee engagement to ensure that our Core Values are much more than just words on a page. I am proud to note that when we had the Corporate Executive Board first conduct this assessment last year, UST was found to rank in the top one percent of all companies surveyed for how emotionally invested our employees are in what we are striving to accomplish. These results confirm our belief that our people are highly engaged and are one of UST's most valuable assets. This additional measurement tool is also a reflection of a philosophy throughout the company that we can always get better by listening to and learning from all of our stakeholders – employees, customers, adult consumers, shareholders and business partners.

So, on behalf of our board and our 4,600 employees, I want to thank you again for the support you have shown for UST. As we look to 2008 and beyond, I remain convinced that we are poised to continue to accelerate profitable volume growth while achieving our goal of a 10 percent average shareholder return on a consistent and sustainable basis.

Sincerely,

Murray S. Kessler
Chairman of the Board and
Chief Executive Officer

PROXY

UST Inc. Notice of 2008 Annual Meeting of Stockholders and Proxy Statement

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UST

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 24, 2008

6 High Ridge Park
Building A
Stamford, Connecticut 06905

To the Stockholders of UST Inc.:

The 2008 Annual Meeting of Stockholders of UST Inc. (the "Company") will be held at the Holiday Inn Downtown Stamford, 700 East Main Street, Stamford, Connecticut, on Tuesday, May 6, 2008, at 10:00 a.m., Eastern Daylight Savings Time, for the following purposes:

(1) to elect nine directors to serve for terms of one year each, expiring at the next Annual Meeting, or until their respective successors are duly elected and qualified;

(2) to ratify the appointment of independent auditors of the accounts of the Company for the year 2008;

(3) to consider and act upon two stockholder proposals, if presented by their proponents, relating to the calling of special meetings by stockholders and health care reform principles; and

(4) to consider and act upon such other business as may properly come before the meeting.

Stockholders of record as of the close of business on March 10, 2008 will be entitled to vote at the meeting. The approximate date of sending this Proxy Statement, or first making it available to stockholders, is on or about March 24, 2008. A list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relevant to the meeting, on and after April 25, 2008, during normal business hours at the Company's principal executive offices located at the above address.

You are urged to vote your proxy promptly whether or not you plan to attend the meeting in person. You can vote your shares electronically through the Internet, by toll-free telephone call, ballot or proxy card. The Company's transfer agent, which is tabulating votes cast at the meeting, will count the last vote received from a stockholder, whether by telephone, proxy, ballot or electronically through the Internet. Please note all votes cast via telephone or the Internet must be cast prior to 2:00 a.m., Eastern Daylight Savings Time, on Tuesday, May 6, 2008.

RICHARD A. KOHLBERGER
Senior Vice President, General Counsel, Secretary,
and Chief Administrative Officer

TABLE OF CONTENTS

UST

6 High Ridge Park
Building A
Stamford, Connecticut 06905

PROXY STATEMENT

PROXY

Proxies and Voting Information

Solicitation of Proxy

The enclosed proxy is solicited by the Board of Directors (the "Board") of UST Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on May 6, 2008, including any adjournment thereof. Whether or not you plan to attend the Annual Meeting, the Board respectfully requests the privilege of voting on your behalf and urges you to either sign, date and return the enclosed proxy or vote your shares via telephone or the Internet. By doing so you will, unless such proxy is subsequently revoked by you, authorize the persons named therein, or any of them, to act on your behalf at the Annual Meeting.

Any stockholder who submits a proxy may revoke it by giving a written notice of revocation to the Secretary or, before the proxy is voted, by submitting a duly executed proxy bearing a later date. The Company's transfer agent, which is tabulating votes cast at the Annual Meeting, will count the last vote received from each stockholder, whether by telephone, proxy, ballot or electronically through the Internet.

As of the close of business on March 10, 2008, the record date for the Annual Meeting, the outstanding stock of the Company entitled to vote consisted of 149,196,608 shares of common stock ("Common Stock"). Each share of Common Stock is entitled to one vote.

Appearance at the Annual Meeting in person or by proxy of the holders of Common Stock entitled to cast at least 74,598,304 votes is required for a quorum.

Attendance and Procedures at Annual Meeting

Attendance at the Annual Meeting will be limited to stockholders of record, beneficial owners of Common Stock entitled to vote at the meeting having evidence of ownership, a duly appointed proxy holder with the right to vote on behalf of an absent stockholder (one proxy holder per absent stockholder) and invited guests of the Company. Any person claiming to be the proxy holder of an absent stockholder must, upon request, produce written evidence of such authorization. **If your shares are held in the name of a broker, bank or other nominee, and you wish to attend the Annual Meeting, you must bring with you a proxy or letter from the broker, bank or other nominee as evidence of your beneficial ownership of the shares.** Management requires all signs, banners, placards, cameras and recording equipment to be left outside the meeting room.

Actions to be Taken at Annual Meeting

1. Nine directors will be elected to serve for terms of one year each, expiring at the next Annual Meeting, or until their respective successors are elected and qualified.

2. A resolution will be offered to ratify the appointment of independent auditors of the accounts of the Company for the year 2008.

3. Two resolutions relating to the calling of special meetings by stockholders and health care reform principles that the Company has been advised will be proposed by stockholders will be acted upon, if presented by their proponents, at the meeting.

Your authorized proxies will vote **FOR** the election of the individuals herein nominated for directors, **FOR** the resolution regarding the auditors, and **AGAINST** the stockholder proposals relating to the calling of special meetings by stockholders and health care reform principles, unless you designate otherwise. A proxy designating how it should be voted will be voted accordingly. If you hold your shares through a broker or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on certain matters.

Proposal No. 1

Election of Directors

The Board currently consists of nine members. Each of the current directors was elected by the stockholders at the Annual Meeting of Stockholders in 2007, except for Lawrence J. Ruisi, who was appointed to the Board effective January 1, 2008, and is standing for election for the first time.

Directors are elected by a plurality of votes cast. "Plurality" means that the nominees who receive the largest number of votes cast "For" are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares not voted "For" a particular nominee as a result of a direction to withhold or broker non-vote will not affect the outcome of the vote. Your proxy, unless otherwise marked, will be voted for the nominees further described below. In the event that any nominee is not available for election at the time of the Annual Meeting or any adjournment thereof, an event which is not anticipated, your proxy may be voted for a substitute nominee and will be voted for the other nominees named below. The Company currently intends to take steps to adopt a majority vote standard for the election of directors in uncontested situations in the coming year.

Upon recommendation of the Nominating & Corporate Governance Committee, the Board has nominated the following nine current members of the Board to serve for a term of one year each to expire at the 2009 Annual Meeting of Stockholders, or until their respective successors are elected and qualified: John D. Barr, John P. Clancey, Patricia Diaz Dennis, Joseph E. Heid, Murray S. Kessler, Peter J. Neff, Andrew J. Parsons, Ronald J. Rossi and Lawrence J. Ruisi.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE FOLLOWING NOMINEES (Proposal No. 1).

The Nominees

Set forth below is certain information on each of the nominees, including the number of shares of Common Stock beneficially owned by such nominee as of December 31, 2007.

Nominees For Director



John D. Barr
Age 60
Shares beneficially owned:
Outstanding shares — 11,680
Shares pledged as security or collateral — 0
Shares subject to options — 2,785
Present term expires in 2008
Director since 2003

Mr. Barr has served as Vice Chairman of the Board of Directors of Papa Murphy's International, Inc. since June 2004 and as its Chief Executive Officer since April 2005. He served as a director of Performance Logistics Group, Inc. until December 2006, and from March 2004 to September 2005 he served as its Chairman. From 1999 to April 2004, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries. He also serves as a director of Penske Auto Group and Clean Harbors Inc.

Nominees For Director



John P. Clancey
Age 63
Shares beneficially owned:
Outstanding shares — 27,982
Shares pledged as security or collateral — 0
Shares subject to options — 10,285
Present term expires in 2008
Director since 1997

Mr. Clancey has served as Chairman of Maersk Inc. since December 1999. He served as President and Chief Executive Officer of Sea-Land Service, Inc. from July 1991 to December 1999.



Patricia Diaz Dennis
Age 61
Shares beneficially owned:
Outstanding shares — 13,280
Shares pledged as security or collateral — 0
Shares subject to options — 4,285
Present term expires in 2008
Director since 2001

Ms. Diaz Dennis has served as Senior Vice President and Assistant General Counsel for AT&T Services, Inc., a subsidiary of AT&T Inc. (formerly SBC Communications Inc. ("SBC")) since November 18, 2005. Effective May 2, 2007, her responsibilities include oversight of AT&T corporate litigation and legal matters related to procurement, corporate real estate, environmental and corporate compliance. Previously, she was responsible for labor and employment matters and Sterling Commerce legal matters for AT&T. She has served in various executive positions for SBC and its affiliated companies, including, Senior Vice President and Assistant General Counsel of SBC Services, Inc. from August 2004 to November 17, 2005; and Senior Vice President, General Counsel and Secretary of SBC West from May 2002 to August 2004.



Joseph E. Heid
Age 61
Shares beneficially owned:
Outstanding shares — 17,367
Shares pledged as security or collateral — 0
Shares subject to options — 1,285
Present term expires in 2008
Director since 2003

Mr. Heid served as Chairman, President and Chief Executive Officer of Esprit de Corp. from December 1999 to July 2002. From November 1997 to November 1999, he served as President of Revlon International. He previously served as Senior Vice President of Sara Lee Corporation. Mr. Heid is a certified public accountant.

Nominees For Director



Murray S. Kessler
Age 48
Shares beneficially owned:
Outstanding shares — 236,925
Shares pledged as security or collateral — 18,100
Shares subject to options — 381,600
Present term expires in 2008
Director since 2005

Mr. Kessler has served as Chairman of the Board since January 1, 2008 and has served as President and Chief Executive Officer of the Company since January 1, 2007. He served as President and Chief Operating Officer of the Company from November 3, 2005 to December 31, 2006. Mr. Kessler served as President of U.S. Smokeless Tobacco Company from April 6, 2000 to November 2, 2005.



Peter J. Neff
Age 69
Shares beneficially owned:
Outstanding shares — 16,151
Shares pledged as security or collateral — 0
Shares subject to options — 5,785
Present term expires in 2008
Director since 1997

Mr. Neff served as President and Chief Executive Officer of Rhône-Poulenc, Inc., the U.S. subsidiary of Rhône-Poulenc, S.A. from 1991 to 1996.



Andrew J. Parsons
Age 64
Shares beneficially owned:
Outstanding shares — 10,022
Shares pledged as security or collateral — 0
Shares subject to options — 0
Present term expires in 2008
Director since 2005

Mr. Parsons served as a Director and Senior Partner of McKinsey & Company where he was employed from 1976 to December 2000. He served as a member of the McKinsey Advisory Council from 2001 to 2004, and is currently a Director Emeritus. Prior to joining McKinsey & Company, Mr. Parsons served in various management positions with Prestige Group Ltd., a division of American Home Products Corporation, now known as Wyeth. He also serves as a director of AT Cross Company and as a director of several private companies and not-for-profit organizations, including the United Way.

Nominees For Director



Ronald J. Rossi
Age 68
Shares beneficially owned:
Outstanding shares — 23,441
Shares pledged as security or collateral — 0
Shares subject to options — 1,285
Present term expires in 2008
Director since 2004

Mr. Rossi served as Chairman of the Board of Lojack Corporation ("Lojack") from May 2001 to May 31, 2006. From November 2000 to December 2004, he also served as Chief Executive Officer of Lojack. Mr. Rossi previously served as President of Oral-B Laboratories, Inc., a subsidiary of The Gillette Company, from 1998 to 2000. Mr. Rossi also serves on the Board of Directors of Mentor Corporation.



Lawrence J. Ruisi
Age 59
Shares beneficially owned:
Outstanding shares — 0
Shares pledged as security or collateral — 0
Shares subject to options — 0
Present term expires in 2008
Director since 2008

Mr. Ruisi served as President and Chief Executive Officer of Loews Cineplex Entertainment Corp. ("Loews") from 1998 to 2002. Prior to joining Loews, Mr. Ruisi served as Executive Vice President of Sony Pictures Entertainment from 1990 to 1998, and from 1994 to 1998 he served as President of Sony Retail Entertainment. He also serves as a director of Hughes Communications, Inc. and Innkeepers USA.

As of December 31, 2007, all directors and executive officers as a group beneficially owned 906,170 shares of Common Stock and had exercisable options to acquire 998,210 shares of Common Stock, which together represented in the aggregate approximately 1.2 percent of the outstanding Common Stock including options held by all such persons. No executive officer or director beneficially owned more than 1 percent of the aggregate amount of the outstanding Common Stock including options held by the respective person.

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE

PROXY

Corporate Governance Guidelines

The corporate governance listing standards of the New York Stock Exchange (the "NYSE rules") require that the Board be comprised of a majority of independent directors. The federal securities laws and the rules promulgated thereunder by the United States Securities and Exchange Commission (the "SEC") and the NYSE rules, taken together, require that the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee each be comprised solely of independent directors.

To ensure compliance with these requirements each year, the Board, acting through the Nominating & Corporate Governance Committee, reviews the relationships that each director has with the Company based primarily on a review of the questionnaires completed by the directors regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. Only those directors whom the Board affirmatively determines have no material relationship with the Company may, under the NYSE rules, qualify as independent directors. To assist in the review process, the Board has established standards concerning relationships that, absent special circumstances, would not be deemed material and thereby cause a director not to be considered independent. These standards are set forth below and in UST Inc.'s Corporate Governance Guidelines which are available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Corporate Governance Guidelines." A printed copy of the Company's Corporate Governance Guidelines is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905.

The independence standards, as set forth in the Company's Corporate Governance Guidelines, provide as follows:

> A substantial majority of the Board shall, at all times, be directors who qualify as independent directors ("Independent Directors") under the NYSE rules in effect from time to time.
>
> Annually, the Nominating & Corporate Governance Committee shall review and report to the Board on (i) whether any director, other than management directors, has any relationship, which, in the opinion of the Nominating & Corporate Governance Committee is material (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) or (ii) would otherwise cause such person not to qualify as an "independent" director under the NYSE rules and, in the case of members of the Audit Committee, the Sarbanes-Oxley Act of 2002.
>
> To facilitate the Nominating & Corporate Governance Committee's review, the Nominating & Corporate Governance Committee has identified certain relationships, which, absent special circumstances, would not be deemed to be material and, as such, not interfere with a director's qualifying as an "independent" director. Such relationships include:

- being a person who is a current employee, or whose immediate family member (as defined in the rules of the NYSE) is a current executive officer of a Company that, during the current year or in the past three fiscal years, makes (or expects to make) payments to, or receives (or expects to receive) payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed (and, in the current year, is not expected to exceed) the greater of $1 million, or 1 percent of such other Company's consolidated gross revenues;

- being a person whose immediate family member has received in the past three years, or, with respect to the current year is expected to receive, direct compensation from the Company, provided that the amount of such direct compensation received by such immediate family member did not during any 12-month period in the preceding three years, and is not expected to during any 12-month period in the future, exceed $100,000;

- being a person who was affiliated with or employed by, or whose immediate family member was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company, provided that (i) neither such person nor any immediate family member of such person is a current partner of the Company's internal or external auditor; (ii) such person is not a current employee of such a firm; (iii) no immediate family member of such person is a current employee of such a firm, participating in the firm's audit, assurance or tax compliance (but not tax planning) practices; and (iv) neither such person nor any immediate family member of such a person, as an employee or partner of such firm, personally did work on the Company's audit within the last three years.

- being a person who was employed, or whose immediate family member was employed, as an executive officer of another organization where any of the Company's present executives served at the same time on that organization's compensation committee, provided that at least three years have passed since the time such contemporaneous compensation committee service and employment relationship last occurred;

- being a person who was a director or an executive officer of a charitable organization to which the Company has made a contribution, provided that contributions to such organization by the Company, in any single fiscal year during the preceding three fiscal years, did not, and are not expected in the current fiscal year to, exceed the greater of $100,000, or 1 percent of such charitable organization's consolidated gross revenues; and

- being a member of a law firm, or a partner or executive officer of any investment banking firm which has provided, or is providing, services to the Company, provided that the person is not a member of the Audit Committee and the fees paid, or expected to be paid, for services in each of the prior three fiscal years and anticipated for the current fiscal year are less than 1 percent of that firm's gross revenues for the applicable fiscal year.

To the extent that any such relationship exists in which the thresholds described above are exceeded, the Nominating & Corporate Governance Committee shall review the independence of such director in light of all relevant facts and circumstances, including the NYSE rules. Any determination made by the Nominating & Corporate Governance Committee with respect to the independence of such director, including a description of any such relationship, shall be disclosed in the Company's annual proxy statement.

Director Independence

In light of the foregoing, the Nominating & Corporate Governance Committee has reviewed, on behalf of the Board, the independence of all directors and has determined, based on the information provided to it by the directors, that, as of the Annual Meeting, all directors other than Mr. Kessler, the Company's Chairman of the Board and Chief Executive Officer, will qualify as independent directors under the NYSE rules, and that, as of the Annual Meeting, each member of the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee will also satisfy any additional independence requirements applicable, under the federal securities laws and the NYSE rules, to members of such committees.

Director Nomination Procedures

It is the Company's desire to select individuals for nomination to the Board who are the most highly qualified and who, if elected, will enhance the Board's ability to oversee and direct, in an effective manner, the business of the Company and to best serve the general interests of the Company and its stockholders. In its assessment of potential nominees, the Nominating & Corporate Governance Committee will consider whether any such nominee:

- Meets New York Stock Exchange independence criteria;
- Reflects highest personal and professional ethics and integrity;
- Has relevant educational background;
- Has demonstrated effectiveness and possesses sound judgment;
- Has qualifications to serve on appropriate Board committees;
- Has experience relevant to the business needs and objectives of the Company;
- Has the ability to make independent and analytical judgments;
- Has adequate time to devote to Board responsibilities; and
- Has effective communication skills.

Such matters will be considered in light of the then current diversity and overall composition of the Board.

The Nominating & Corporate Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee reflects the highest personal and professional ethics and integrity, has the ability to make independent and analytical judgments and has adequate time to devote to Board responsibilities. In addition, the Nominating & Corporate Governance Committee examines a candidate's specific experience and skills, potential conflicts of interest and independence from management and the Company.

The Nominating & Corporate Governance Committee identifies potential nominees through referrals by current directors and executive officers and also from search firms specializing in identifying director candidates whose services have been retained by the Committee. The Nominating & Corporate Governance Committee presently has on retainer the firm of Canny, Bowen Inc. to assist it in identifying potential candidates. The Committee will consider candidates from other sources, including, as described below, from stockholders.

Once an individual has been proposed for consideration to the Nominating & Corporate Governance Committee as a possible candidate, the Nominating & Corporate Governance Committee reviews the person's background and qualifications, as well as the needs and the then current composition of the Board. If the Nominating & Corporate Governance Committee determines that the proposed candidate warrants further consideration, a meeting may be arranged with the proposed candidate and the chair and/or other members of the Nominating & Corporate Governance Committee.

The Nominating & Corporate Governance Committee will consider and evaluate candidates suggested in a timely manner by stockholders, taking into account the qualities of any individual so suggested and the vacancies and needs of the Board. To enable the Nominating & Corporate Governance Committee to consider and evaluate properly any such candidate prior to the next Annual Meeting, the Secretary should receive, no later than November 24, 2008, the following information:

- The name, business address and curriculum vitae of any proposed candidate;
- A description of what would make such person an effective addition to the Board;

- A description of any relationships or circumstances that could affect such person's qualifying as an independent director;

- A confirmation of such person's willingness to serve as a director;

- Any information about such person that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee, including, without limitation, the number of shares of Common Stock beneficially owned by such person; and

- The name, address and telephone number of the stockholder submitting the recommendation, as well as the number of shares of Common Stock beneficially owned by such stockholder and a description of any relationship between the proposed candidate and the stockholder submitting his or her name.

All such proposed candidates shall be reviewed and evaluated in accordance with the selection criteria discussed above. The Nominating & Corporate Governance Committee's evaluation process does not vary based on whether or not a proposed candidate is recommended by a stockholder.

Communications with Directors

The Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board including, without limitation, the director who presides at executive sessions of the Board or the non-management directors as a group, any Board committee or any chair of any such committee, by mail. To communicate with directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors, by either name or title. All such correspondence should be sent c/o Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905.

A copy of all such communications will be provided, as appropriate, to any member (or all members) of the Board, including, without limitation, the director who presides at executive sessions of the Board, the non-management directors as a group, any Board committee or any chair of any such committee, if the address label of the communication is so addressed. Communications, as appropriate, may be reviewed initially by the General Counsel's office or by the Secretary, who shall report on the status thereof to the Board of Directors, the Audit Committee or, as appropriate, other directors. The Company reserves the right not to forward to the directors any material received in the nature of advertising or promotions of a product or service, or that otherwise constitutes patently offensive material.

Code of Ethics

The Company has adopted a Code of Ethics for Senior Officers (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Codes of Conduct." A free copy of the Code will be made available to any stockholder upon oral or written request addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder, rather than filing with the SEC any such amendment or waiver as part of a Current Report on Form 8-K. The Company has also adopted a Directors' Code of Responsibility and a Code of Corporate Responsibility applicable to all employees. These codes are also posted on the Company's website and are similarly available from the Company.

Policy Regarding Stockholder Rights Plans

The Board has adopted a policy which provides that the Company will not adopt a stockholder rights plan without first submitting such a plan to a vote of the Company's stockholders, subject to limited exceptions as set forth in the policy. A copy of this policy is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Rights Plan Policy."

MEETINGS AND COMMITTEES OF THE BOARD

Board Meetings; Annual Meeting Attendance

The Board held 12 meetings during 2007. No director attended fewer than 75 percent of the meetings held, including meetings held by all committees of the Board on which such director served. Absent unusual or extraordinary circumstances, each director is expected to attend the Company's Annual Meeting of Stockholders. All members of the Board were in attendance at the 2007 Annual Meeting of Stockholders.

Executive Sessions

The non-management directors of the Company meet in executive sessions without management on a regular basis. The chair of the Nominating & Corporate Governance Committee presides at such executive sessions (the "Presiding Director"). In the absence of the Presiding Director, the non-management directors will designate another person to preside over such executive sessions.

Committees of the Board

The Board has four standing committees to facilitate and assist it in executing its responsibilities. The Committees are the Audit Committee, the Compensation Committee, the Nominating & Corporate Governance Committee and the Strategic Review Committee.

Audit Committee

The Audit Committee, which met 12 times during 2007, is comprised of the following directors: Joseph E. Heid — Chairman, Patricia Diaz Dennis, Andrew J. Parsons, Ronald J. Rossi and, since January 1, 2008, Lawrence J. Ruisi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has determined that all members of the Audit Committee are financially literate pursuant to the NYSE rules. The Board has also determined that Mr. Heid, Chairman of the Audit Committee, Mr. Rossi and Mr. Ruisi qualify as "audit committee financial experts" in accordance with the rules of the SEC. The Board has adopted a charter for the Audit Committee. As specified in its charter, the responsibilities of the Audit Committee include, among other things, the following:

- Assisting the Board with oversight of the integrity of the Company's financial statements, financial reporting processes and related systems of internal accounting and financial controls, the Company's compliance with legal and regulatory requirements, the independent auditor's independence, qualifications and performance, and the performance of the Company's internal audit function;

- Engaging, on an annual basis, the Company's independent auditor;

- Approving, on an annual basis, the scope and fees of the independent auditor's audit;

- Reviewing and pre-approving the independent auditor's permitted non-audit services and related fees, including considering whether such services are compatible with the independent auditor's independence;

- Reviewing, on an annual basis, the effectiveness of the Company's internal audit function, the proposed plan of internal audit coverage and ensuring that such plan is properly coordinated with the independent auditor;

- Reviewing significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and any changes that occur with respect to such internal controls;

- Reviewing procedures employed by management to monitor compliance with the Company's Code of Corporate Responsibility;

- Overseeing management's efforts to identify and manage risks affecting the enterprise; and

- Administering the Company's Policy and Procedures with respect to Related Person Transactions.

The Audit Committee has the authority to institute special investigations and to retain outside advisors as it deems necessary in order to carry out its responsibilities. The Report of the Audit Committee appears on page 51 of this proxy statement.

Compensation Committee

The Compensation Committee, which met nine times during 2007, is comprised of the following directors: Peter J. Neff — Chairman, John D. Barr, John P. Clancey, Ronald J. Rossi and, since January 1, 2008, Lawrence J. Ruisi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has adopted a charter for the Compensation Committee. As specified in its charter, the responsibilities of the Compensation Committee include, among other things, the following:

- Reviewing and approving, as appropriate, the broad compensation programs of the Company with respect to its officers, including all executive officers, and the various components of total compensation of the executive officers;

- Establishing financial and individual performance objectives for the Chief Executive Officer and other executive officers' cash and equity-based incentives and evaluating the Chief Executive Officer's performance in light of those performance objectives;

- Making recommendations to the Board regarding directors' and officers' compensation;

- Performing settlor functions with respect to employee benefit plans and programs of the Company and its subsidiaries; and

- Administering the Company's equity-based plans and considering and approving all awards thereunder.

The Compensation Committee has the authority to retain such outside advisors as it deems necessary in order to carry out its responsibilities.

The Compensation Committee evaluates the Company's compensation plans and policies against current and emerging compensation practices, legal and regulatory developments and corporate governance trends. This review provides assurances that the Company's compensation programs will continue to assist in attracting and retaining the talent necessary to promote strong, long-term financial performance and stockholder returns. The Compensation Committee is assisted in its review of compensation plans and policies by an independent consulting firm, Frederick W. Cook & Co., Inc. (the "Cook Firm"). The Compensation Committee has directly engaged the Cook Firm since 2002. The Cook Firm is responsible solely to the Committee and its chair and does no work for the Company's management independent of its work for the Committee. During 2007, the Committee also retained the services of the law firm Paul, Hastings, Janofsky & Walker LLP for legal advice related to employment agreements entered into by the Company.

The Compensation Committee generally meets before each Board meeting, or at the call of its chair. The Committee has full authority to decide the compensation, benefit and related aspects of employment for each of the Company's officers. However, its decisions on the Chairman's and Chief Executive Officer's compensation are reviewed with the full Board, generally in executive session, and are subject to the Board's ratification.

Management prepares recommendations for the Compensation Committee's consideration in all decision areas that come before it, including pay recommendations for individual executive officers. Management recommendations are reviewed in advance with the Cook Firm, as directed by the Compensation Committee, which provides independent advice to the Compensation Committee. The Cook Firm is charged with reviewing management's recommendations and developing compensation recommendations for the Chairman and the Chief Executive Officer independent of management. The Cook Firm's recommendations generally come directly to the Compensation Committee without the prior knowledge or consent of the Chairman or Chief Executive Officer.

The Compensation Committee also is responsible for reviewing the pay of the Company's non-management directors, and recommending changes to the full Board. To help the Compensation Committee in this regard, the Company's Human Resources staff provides comparative analyses and recommendations, which are reviewed with the Cook Firm. The Chairman and the Chief Executive Officer have no role in recommending or approving the Company's non-management directors' compensation program.

None of the Compensation Committee's responsibilities for determining the compensation of the Company's executive officers or other non-management directors has been delegated to other persons. Authority to make amendments to or to suspend or terminate any of the Company's broad-based health and welfare and pension plans has, however, been delegated to the Chief Executive Officer by the Compensation Committee, provided that the annual cost of such amendments does not exceed $7,000,000.

The Compensation Discussion and Analysis and Compensation Committee Report appear on pages 16 to 28 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

Messrs. Barr, Clancey, Neff and Rossi served as members of the Compensation Committee in fiscal year 2007 and Mr. Ruisi served as a member of the Compensation Committee from January 1, 2008 to date. None of such committee members (i) was, during fiscal year 2007, an officer or employee of the Company or any of its subsidiaries, (ii) was formerly an officer of the Company or any of its subsidiaries or (iii) had any relationship requiring disclosure by the Company pursuant to any paragraph of Item 404 of Regulation S-K promulgated by the SEC. No executive officer of the Company served as an executive officer, director or member of a compensation committee of any other entity of which an executive officer or director of such entity is a member of the Compensation Committee of the Company or the Company's Board of Directors.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee, which met nine times during 2007, is comprised of the following directors: John P. Clancey — Chairman, Patricia Diaz Dennis, Joseph E. Heid, Andrew J. Parsons and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has adopted a charter for the Nominating & Corporate Governance Committee. As specified in its charter, the responsibilities of the Nominating & Corporate Governance Committee include, among other things, the following:

- Identifying and recommending to the Board individuals qualified to serve as directors of the Company;
- Recommending to the Board directors to serve on committees of the Board;

- Advising the Board with respect to matters of Board composition and procedures;
- Reviewing and making recommendations to the Board with respect to the Company's corporate governance guidelines;
- Overseeing the succession plans for the Chief Executive Officer and other senior officer positions;
- Overseeing the annual review of the performance of the Board and each committee thereof; and
- Advising the Board generally on corporate governance matters.

Strategic Review Committee

The Strategic Review Committee met five times during 2007 and is comprised of the following directors: Murray S. Kessler — Chairman, John P. Clancey, Joseph E. Heid, Peter J. Neff and Andrew J. Parsons. The Strategic Review Committee has oversight responsibility for significant financial matters of the Company and appoints the fiduciaries responsible for the oversight of the Company's retirement plans and funded health and welfare benefit plans. The Board has adopted a charter for the Strategic Review Committee. As specified in its charter, the responsibilities of the Strategic Review Committee include, among other things, reviewing the Company's cash position, capital structure, operating and financial strategies, mergers, acquisitions or divestitures, reviewing and making recommendations to the Board with respect to the Company's dividend policy, appointing fiduciaries with investment responsibilities for the Company's retirement plans and funded health and welfare benefit plans, appointing fiduciaries with administrative responsibilities for the Company's retirement plans and funded health and welfare benefit plans, reviewing funding of the Company's retirement plans and funded health and welfare benefit plans and reviewing other capital transactions including the share repurchase policy. In addition to any review undertaken by the Strategic Review Committee, the full Board meets to review and discuss the Company's operating plan and long-term business strategies.

Committee Charters

A copy of the charter for each of the Audit, Compensation, Nominating & Corporate Governance and Strategic Review Committees is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Committee Composition and Charters." A printed copy of each such charter is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

UST Inc. (the "Company") is a holding company for its wholly owned subsidiaries: U.S. Smokeless Tobacco Company and Ste. Michelle Wine Estates Ltd.

The Company's vision in the Smokeless Tobacco segment is for its smoke-free products to be recognized by adults as the preferred way to experience tobacco satisfaction. The primary objective to accomplish this vision is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults, primarily adult smokers, with a secondary objective of being competitive in every moist smokeless tobacco category segment. In pursuing its objectives in the Smokeless Tobacco segment, the Company faces significant regulatory restrictions and is the only smokeless tobacco company subject to the Smokeless Tobacco Master Settlement Agreement, which imposes significant restrictions on the marketing, sampling and advertising of the Company's smokeless tobacco products. Because of these restrictions, executives are required to have in-depth knowledge of these complex regulatory requirements and face greater challenges than executives of the majority of other consumer products companies in raising brand awareness.

Over the past several years, industry trends have shown that some adult consumers have migrated from premium brands to brands in the price value and deep discount segments of the moist smokeless tobacco category. As much of the Company's profitability is generated from premium brand sales, a key to the Company's future growth and profitability is attracting growing numbers of adult consumers, primarily smokers, since consumer research indicates that the majority of new adult consumers enter the category in the premium segment. Also crucial to the Smokeless Tobacco segment's category growth success is product innovation, as evidenced by the contribution that new products have made to its results over the past several years. While category growth remains the Company's priority, it is also focused on increasing adult consumer loyalty within the premium segment of the moist smokeless tobacco category.

The Company's vision in the Wine segment is for Ste. Michelle Wine Estates to be recognized as the premier fine wine company in the world. This is a vision based on continuous improvement in quality and greater recognition through third-party acclaim and superior products. In connection with that vision, the Company aims to elevate awareness of the quality of Washington state wines and increase its prestige to that of the top regions of the world through superior products, innovation and customer focus. Strategic alliances and acquisitions in the Wine segment outside of Washington state are also important in enabling the Company to achieve its long-term vision. Accordingly, the Company has bolstered its presence, through joint ventures and acquisitions, in other leading wine regions in the world such as California, Oregon and Italy. These types of ventures will continue to play a role in Ste. Michelle Wine Estates' future growth.

In this environment, it is critical to the Company's long-term success and prosperity that its business is managed by energetic, experienced and capable individuals with the quality, skills, knowledge and dedication to oversee the Company's day-to-day business and the vision to anticipate and respond to future market and regulatory developments. It is also important for the Company to concentrate on developing the capabilities of its leaders, and to ensure that appropriate depth of executive talent exists within the Company.

The objectives of the Company's compensation programs for the Company's principal executive officer, the three individuals who served as principal financial officer during 2007 and the other executive officers serving at December 31, 2007 whose compensation is reported in this proxy (the Company's "Named Executive Officers") are to attract first-class executive talent, retain key leaders, reward past performance, incent future performance and align the long-term interests of the Company's Named Executive Officers with those of the Company's stockholders. The Company's executive compensation program is intended to assist the Company in assembling and motivating a management team with the collective and individual abilities that fit the profile necessary to accomplish the Company's long-term goals. The Company uses a variety of compensation elements to achieve these objectives; such elements include base salary, annual incentive opportunities and long-term incentives, including performance-based and time-based restricted shares and stock options, each of which is discussed in more detail below. Each element of the executive compensation program also provides a framework for governing the Company's overall employee compensation program, as the same elements of compensation generally apply to all salaried, non-union employees. Because the Company believes the performance of every employee is important to its success, the Company is mindful of the effect of executive compensation and incentive programs on all of its employees.

Oversight of the Executive Compensation Program

The Board of Directors (the "Board") has a Compensation Committee (the "Committee") composed of the following outside directors, each of whom is "independent" in accordance with the governance rules of the New York Stock Exchange: Peter J. Neff, Chair, John D. Barr, John P. Clancey, Ronald J. Rossi and, since January 1, 2008, Lawrence J. Ruisi. The Committee is appointed by, and responsible to, the Board for making recommendations to the Board, and approving where appropriate, all matters related to executive and non-employee director compensation.

The Committee has a charter which has been established by the Board; a copy of the Committee's charter is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Committee Composition and Charters." A printed copy of the charter is also available to stockholders free of charge upon oral or written request, addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, CT 06905.

For additional information on the structure, scope of authority and operation of the Committee, see "Meetings and Committees of the Board — Compensation Committee" on page 14.

The Company's Executive Compensation Philosophy

The Committee is responsible for establishing the principles that underlie the Company's executive compensation program and that guide the design and administration of the Company's compensation and benefit plans, agreements and arrangements for executive officers. These principles are intended to motivate executive officers to improve the financial position of the Company, to be accountable for the performance of the business segments or functions for which they are responsible and to make decisions about the Company's business that will enhance stockholder value.

The Committee continuously evaluates the Company's compensation plans and policies against current and emerging compensation practices, legal and regulatory developments and corporate governance trends, and makes changes as appropriate. This review provides assurances that the Company's compensation and benefit programs continue to serve their primary purpose which is to attract and retain the talent necessary to promote strong, long-term financial performance and stockholder returns. For officers other than the Chief Executive Officer ("CEO"), the Committee has adopted broad total compensation bands. There are four officer total compensation bands with minimums of 50 percent and maximums of 150 percent of the band midpoints. A single benchmark job was utilized to establish the midpoints for target total compensation, and targeted levels for each component of compensation (i.e., base salary, annual bonus and long-term equity awards) for each band. These ranges for total compensation, and each component thereof, provide appropriate flexibility to establish targets for each job within the band based on relevant market data and for rewarding individual performance.

The total compensation for the CEO and each component of such compensation is not determined by reference to any compensation band. Rather, the CEO's compensation is established by reference to market data for a comparator group of companies. See page 19 for a discussion of the manner in which CEO and other officer compensation benchmarks are established. The process described above was used to establish the CEO's compensation for 2007. In establishing such compensation, however, the Committee discounted the results of the benchmarking by 25 percent to reflect that Mr. Kessler was new to the role. As a result, Mr. Kessler's compensation for 2007 was targeted at a total of $6 million. This was comprised of $1 million in base salary, a $2 million bonus target and $3 million in long term incentive award targets.

The following core principles reflect the compensation philosophy of the Company, as established and refined from time to time by the Committee:

1. Performance-based incentive compensation should represent the majority of total compensation

The Committee believes that a significant portion of an executive officer's total compensation should be tied not only to how well the individual performs, but also to how well both the individual's business unit or function and the Company perform against financial and non-financial business objectives while adhering to the Company's core values. In addition, the proportion of an executive officer's total compensation at risk should increase as the scope and level of the individual's responsibilities increase. Thus, the Committee uses a variety of performance targets and performance-based compensation vehicles in the executive compensation program that are designed to incorporate performance criteria that promote the Company's annual operating plan and long-term business strategy. These compensation vehicles include annual cash bonuses, stock options and performance-based restricted shares which pay out based on attainment of various goals related to, among other things, earnings per share ("EPS"), dividend payments and premium moist smokeless tobacco unit volume.

The Committee further believes that executive compensation should be linked to the delivery of stockholder value. Because a significant portion of the way the Company rewards stockholders is with cash through dividends and share repurchases, the Committee believes that a greater proportion of management's incentive compensation should also be delivered in cash, which is also less dilutive. The Company's compensation program also includes long-term incentives, through a series of equity-based awards which link management to the long-term performance of the Company's stock price. The annual cash components of the executive compensation program consisting of base salary and annual incentive opportunities emphasize current corporate performance and the realization of defined business objectives in the short-term. For fiscal year 2007, depending on the scope and level of an individual's responsibilities, between 17 — 33 percent of total target direct compensation (the sum of base salary, annual incentive compensation and long-term incentive compensation) was allocated to base salary; between 33 — 50 percent of total target direct compensation was allocated to annual incentive compensation; and between 22 — 50 percent of total target direct compensation was allocated to long-term incentive compensation.

2. Compensation levels should be competitive

In determining compensation levels, where possible, the Committee uses a comparator group of 14 companies with whom the Committee believes it competes for executive talent. Because the comparator group of companies includes companies outside the tobacco industry, this group of companies is not the same as the group used for comparing investment performance in the graph included on page 19 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. For 2007, the Company's comparator group consisted of the following companies: Altria Group Inc., Anheuser-Busch Companies, Inc., Avon Products, Inc., Brown-Forman Corporation, Campbell Soup Company, the Clorox Company, Colgate-Palmolive Company, Fortune Brands Inc., the Hershey Company, McCormick & Company Inc., Molson Coors Brewing Company, Reynolds American Inc., Sara Lee Corporation, and Wm. Wrigley Jr. Company. Because of the variability in the market capitalization of these companies, where possible, the data used for benchmarking purposes is regressed for market capitalization. The Committee has determined that total compensation is to be targeted at the median of this comparator group (adjusted, where possible, for market capitalization), with an additional 20 percent premium to reflect the Company's challenges in recruiting and retaining talented executives in the tobacco industry and the market dynamics of tobacco-related stocks. For annual and long-term incentives, the actual payout, whether above, below or at the competitive median is determined by performance against pre-established relevant measures and objectives.

To further the principles described above, each year the Committee reviews market data with respect to the comparator group listed above to ensure that the Company's executive compensation program remains competitive and reviews the Company's total executive compensation program with the input of its independent consultant, Frederick W. Cook & Co., Inc., in light of evolving market practices, accounting and tax rules and other external regulatory developments. The Committee undertakes this review to ensure that, for each executive position, the Committee's compensation decisions are appropriate, reasonable and consistent with the Company's philosophy, considering the various markets in which the Company competes for executive talent. If necessary, the Company makes changes in programs to achieve competitive market positioning.

Where market data is not available for a particular position, with respect to these companies, the Company uses broad and custom compensation survey data prepared by Hewitt Associates. The survey data consist of industry data, as well as more general compensation data, which includes organizations similar in profitability across a variety of industries. Furthermore, the Committee does not limit its analysis to survey data relating to the organizations in the Company's comparator group because the use of data applicable to the most relevant talent pool allows it to more precisely tailor compensation packages to the demands of the market. This broader comparison group is used because the Company's competitors for qualified executives are not always limited to the companies in the Company's business sector or comparator group. In situations where these survey data are used, consistent with the philosophy described herein, the total compensation is targeted to the median of the data utilized (adjusted where possible for market capitalization), with an additional 20 percent premium as explained above.

The benchmark information generated by the broader survey data is also used as an additional reference point in determining total compensation, even where comparator company data is available.

3. Compensation decisions should take into account total compensation and equity holdings

In approving executive officer compensation and severance arrangements, the Committee reviews and takes into consideration the cost of all programs, including perquisites and other Company sponsored benefits, and the cost of such arrangements under various possible scenarios, including change-in-control of the Company and termination of employment with and without cause. Tally sheets setting forth all of the possible payout scenarios are prepared by the Company and are reviewed by the Committee and its independent consultant. The Committee analyzes this information in relation to the practices of companies in the Company's comparator group and where comparator company information is not available, to practices of other relevant companies or other survey data as described above. In special circumstances, the total compensation and the mix of payouts may be adjusted to address retention risks. The Committee also takes into consideration an executive officer's total equity holdings and retention considerations when approving compensation arrangements.

4. Executive officers should have a stake in their decisions

The Committee believes that it is in the best interest of the Company and its stockholders for the executive officers to have a financial interest in the long-term results of their businesses. Accordingly, the Company provides its executive officers with various ways to become stockholders of the Company. These opportunities include performance-based restricted stock awards and, in certain circumstances, stock option grants. The Company's policies regarding stock ownership guidelines and holding requirements are discussed in more detail below.

Components of the Executive Compensation Program

The primary elements of the Company's executive compensation program are:

- base salary;
- annual incentive opportunities paid in cash;
- long-term incentives;
- defined benefit and defined contribution pension plans;
- employment and severance agreements;
- other benefits; and
- perquisites.

Each year, the Committee reviews each executive officer's total compensation and compares it with market data for similar positions in the organizations included in the Company's comparator group or market data for other relevant sources as described above. In addition, the CEO presents to the Committee his evaluation of each executive officer, which includes a review of the officer's achievement against both Company financial and individual objectives. The Committee utilizes information from these performance evaluations to determine increases in base salary, calculate annual incentive awards under the Company's incentive compensation plan and determine the level of long-term incentive awards made to the officer. The Committee may exercise discretion in modifying any recommended base salary adjustments and annual incentive compensation awards to these executives.

The role of the Company's management is to provide reviews and recommendations for the Committee's consideration and to manage operational aspects of the Company's compensation programs, policies and governance. Direct responsibilities include, but are not limited to, (i) providing an ongoing review of the effectiveness of the compensation programs, including competitiveness, and alignment with the Company's objectives, (ii) recommending changes, if necessary, to ensure achievement of all program objectives, and (iii) recommending pay levels, payout and/or awards for executive officers other than the principal executive officer.

1. Base Salary

The Committee typically reviews and determines the base salaries of all officers of the Company in April of each year. As described above, except for the CEO, the Committee has established and maintains four broad bands of base salary ranges for officers. The midpoint for base salary ranges is targeted at or near the median of the market base salary of designated positions determined as described above. Base salaries may be adjusted upward or downward within these broad salary bands at the Committee's discretion. Each year, a merit increase guideline is established for all officers of the Company based on market data derived from several surveys, including surveys from the Conference Board, Hewitt Associates, Mercer, Watson Wyatt, and WorldatWork. Based on this data, the average merit increase guideline established for 2007 was 3.8 percent. In determining increases in base salary for each individual, the Committee takes into account the scope of responsibilities, experience, performance rating and internal equity within the Company. For 2007, base salary increases for individual executive officers ranged from 1.5 to 5.0 percent based on the foregoing criteria. In addition, the Committee may make adjustments in an individual's base salary during the year based on changes in the executive's responsibilities. The CEO's base salary was not increased during 2007.

The salaries the Company paid to its Named Executive Officers during fiscal 2007 are shown in the Summary Compensation Table on page 28.

2. Annual Incentive Opportunity

At the beginning of each year, the Committee reviews annual incentive targets under the UST Inc. Incentive Compensation Plan ("ICP") for the Named Executive Officers of the Company. At that time, the Committee (i) sets the overall Company performance objectives for the year, and (ii) sets individual performance measures for the year and determines what, if any, adjustments to targets are necessary. This process is undertaken after the Board has approved the Company's annual operating plan for the current fiscal year. The Committee may make adjustments in an individual's target during the year based on changes in the executive's responsibilities, but typically does not make adjustments in the Company or individual performance targets. The weight attributed to Company performance versus individual objectives for executive officers varies based on the individual's position. For the CEO, with respect to the 2007 performance period, 50 percent of the annual bonus was based on achievement against EPS targets, 20 percent was based on achievement against unit volume targets and 30 percent was based on achievement against individual objectives. The earnout with regard to each performance objective of the bonus ranges from 0 to 150 percent of the target allocated to each performance objective with a threshold of 80 percent and a maximum of 120 percent of the pre-established goal. The weighting for each performance objective varied for the other executive officers based on position, but the threshold and maximums were the same as those for the CEO. The overall Company performance objective for 2007 was an EPS target of $3.30. EPS for this purpose is diluted EPS from continuing operations as determined under Generally Accepted Accounting Principles excluding any items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, or related to discontinued operations or a change in accounting principles or tax law or other regulations, provided that such items are specifically identified, quantified and disclosed in any public document, and provided further that such items have a quantifiable impact on net income or EPS reported to the SEC for that period. Individual performance objectives for each executive officer vary depending on his or her position and areas of responsibility. For 2007, such objectives included certain unit volume targets, completion of certain winery transactions, attainment of pre-established return on assets goals and leadership and talent development goals. These individual objectives are determined based on the Company's business priorities. As a result of the Company exceeding these targets and the Board's assessment of individual objectives, including achieving a 13 percent stockholder return against a goal of 10 percent, the CEO's bonus for 2007 was $2.22 million, a payout of 111 percent of his $2 million annual incentive target.

Annual non-equity incentive awards under the ICP are also linked to Company performance with respect to operating earnings, as annual bonuses are awarded to executive officers out of the total ICP fund. The ICP formula, which was last approved by stockholders in 2003, provides for an aggregate bonus fund based upon fixed percentages of net earnings plus the provision for taxes and the ICP fund, as specified in the ICP. This formula requires that earnings exceed 12 percent of stockholders' equity and that cash dividends have been declared and paid in the year. All salaried, non-union employees are eligible to participate in the ICP. Additional information regarding ICP can be found in the Employment and Severance Agreements — Incentive Compensation Plan section on page 34.

The annual non-equity incentive awards the Company paid to its Named Executive Officers during fiscal 2007 are shown in the Summary Compensation Table on page 28. Additional information about the annual incentive opportunities is shown in the Grants of Plan-Based Awards Table on page 30.

3. Long-Term Incentives

The Company's long-term incentive program rewards the Company's executive officers for Company performance over a period of more than one fiscal year. The Committee believes that long-term incentive compensation performs an essential role in retaining and motivating executive officers and that, by providing them with long-term incentives, their decisions affecting the operation of the business will be aimed at maximizing stockholder value.

Since fiscal year 2003, the long-term incentive awards have consisted of stock options and both time-based and performance-based restricted stock. Since 2006, the long-term awards have focused on performance-based restricted stock with special stock option awards to recognize promotions or address retention issues. The Committee believes that performance-based restricted stock awards better align executive officer interests with those of stockholders and are less dilutive. The Committee does, however, believe that options continue to provide significant incentive to produce long-term results in alignment with stockholder interests and, therefore, has from time to time granted special option awards. These awards are primarily designed to retain certain officers, foster their long-term ownership interests and ensure focus on long-term results. In the future, the Committee may award more stock options or approve different award types such as restricted stock units, performance shares or units or a mix of various long-term vehicles depending on market practices and the competitive environment.

Generally, the Committee determines the overall size of the long-term incentive award for each executive officer, including the CEO and the Chief Financial Officer, and makes equity grants annually. In determining the level of each award in 2007, the Committee considered, without assigning any particular weight to any one factor, the following: (i) the individual performance and scope of responsibilities of each executive officer; (ii) existing stock-based awards held by the executive; and (iii) the executive's target total compensation based on market data as described above.

When determining the cumulative effect of all awards to executive officers as a group, the Committee also considered share usage and stockholder dilution, as well as the accounting and tax implications of all awards.

The Committee has made grants of equity awards, including stock options, at varying times of the year. Stock option awards are effective as of the date that the Committee authorizes or approves such awards and, as provided in the 2005 UST Inc. Long-Term Incentive Plan ("2005 LTIP"), have exercise prices equal to the fair market value of the Company's common stock as determined pursuant to the 2005 LTIP. For awards granted prior to August 1, 2007, the 2005 LTIP defined fair market value as the average of the high and low sales prices per share of the Company's common stock on the date of grant as reported on the New York Stock Exchange Composite Transactions Listing for the date on which such grant became effective, or the immediately preceding trading day if such date was not a trading day. For awards granted on or after August 1, 2007, the 2005 LTIP defines fair market value as the closing sales price per share of the Company's common stock as reported on the New York Stock Exchange Composite Transactions Listing for the date on which such grant becomes effective, or the immediately preceding trading day if such date was not a trading day. This change was approved by the Committee on August 1, 2007.

The performance criteria for the 2006 restricted stock awards consisted of EPS targets for each of the three years during the performance period. For the 2007 awards, the performance criteria consisted of an EPS target for the first full year in the performance period, which will be used to determine the maximum number of shares that can ultimately be earned under the award, followed by dividend targets for the second and third years in the performance period. This change in the performance criteria structure was approved by the Committee in November 2007, and is intended to apply to any future grants made under the 2005 LTIP.

Although management makes recommendations for the Committee's consideration, the timing of equity awards is in the Committee's sole discretion; however, it has been determined by the Committee that the timing of such awards will generally coincide with the Company's annual meetings. The Committee has made such awards without regard to the release of the Company's financial results for the year or the release of any other material non-public information. The Committee's policy is that the grant date of an equity compensation award for an executive officer should be as of or shortly after the date the Committee approves the grant.

The Committee met and approved the long-term incentive awards for executive officers and all other eligible employees on April 30, 2007, with an effective date of such awards being May 2, 2007, the date of the Company's 2007 annual meeting. For executive officers, this award consisted of performance-based restricted stock based on the attainment of an EPS goal established for the 2008 performance period, as well as continued employment with the Company for a forty-five month period, and dividend targets for the second and third years of the performance period. An EPS goal of $3.65 was established by the Committee for the 2008 performance period on January 31, 2008. EPS for this purpose is adjusted diluted EPS as described above. The Committee believes that attainment of the EPS target with respect to these awards presents management with a significant challenge, which if achieved, would generate results that deliver the growth investors seek. The material terms of the awards granted to executive officers are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 30. Additional terms and conditions of these equity awards are determined under the provisions of the 2005 LTIP. Copies of the 2005 LTIP and any amendments to the 2005 LTIP are attached as exhibits or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which can be found on the Company's website at www.ustinc.com.

The Committee made a special award of 7,500 shares of restricted stock to Mr. Patracuolla on April 4, 2007, in recognition of his expanded duties as interim Chief Financial Officer upon Mr. D'Alessandro's retirement. The material terms of this award are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 30.

On August 1, 2007, the Committee made two special awards to Mr. Silcock upon his election to the position of Senior Vice President and Chief Financial Officer of the Company. Both awards became effective on August 6, 2007. The first award consists of 50,000 non-qualified stock options to purchase shares of Company common stock. The second award consists of performance-based restricted stock having a fair market value of $500,000 as of August 6, 2007, which equated to 9,425 shares, subject to terms similar to the May 2, 2007 performance-based restricted stock grants to the other Named Executive Officers described above. The material terms of these awards are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 30.

4. Defined Benefit and Defined Contribution Pension Plans

The Company sponsors a tax qualified defined benefit pension plan for its salaried employees as part of its competitive pay practices. Executive officers participate in the Company's tax-qualified defined benefit pension plan on the same terms as the rest of the Company's salaried employees. Because the Internal Revenue Code of 1986, as amended ("Code"), imposes limits on the annual compensation that can be taken into consideration to determine benefits under such plans and the total annual amounts that can be paid as benefits under such plans (limitations imposed by Sections 401(a)17 and 415 of the Code), the Company has established and maintains unfunded, defined benefit pension plans for employees who are subject to such limitations, including executive officers, to compensate these individuals for the reduction in their pension benefits resulting from these limitations.

In addition, in order to attract and retain more seasoned, experienced executives, the Company maintains a supplemental pension plan for officers, the Officers' Supplemental Retirement Plan (the "Supplemental Plan"), which provides an enhanced pension formula based on attainment of a certain age and level of service with the Company. Generally executive officers who have attained age fifty-five with ten years of overall service and five years of service as an officer are eligible to participate in the Supplemental Plan. The Supplemental Plan formula generally provides for an age 60 benefit equal to the greater of 110 percent of the tax qualified defined benefit formula or 50 percent of eligible compensation, offset by amounts payable under the tax qualified defined benefit pension plan and the Company's unfunded, non-qualified defined benefit plans. The Company does not consider bonus payments in excess of 25 percent of the annual bonus amount or gains from prior equity awards when determining retirement benefits under the Supplemental Plan.

The actuarial present value of the accumulated pension benefits of the Company's Named Executive Officers as of the end of fiscal 2007, as well as a more detailed explanation of the Company's defined benefit pension plans, are shown in the Pension Benefits at December 31, 2007 Table on page 35.

The Company also maintains a tax-qualified defined contribution plan for the benefit of all of its employees, the UST Inc. Employees' Savings Plan. Executive officers are eligible to participate in this plan on the same basis as all other employees. This plan provides for Company matching contributions of 100 percent of the first six percent contributed by employees.

5. Employment and Severance Agreements

The Company has entered into employment and/or severance agreements with several executives, including all of its Named Executive Officers in order to ensure that the terms applicable to a separation from service are agreed upon in advance and not subject to future negotiation. Certain of these agreements were entered into in 2006 during the transition of Mr. Gierer's responsibilities as CEO to Mr. Kessler in order to ensure the continued focus of the affected Named Executive Officers on the business. Most of these agreements also provide for severance benefits after a change in control, if the executive officer's employment is subsequently terminated (i.e., double trigger change-in-control agreements). Mr. Patracuolla's agreement with the Company provides for severance benefits only upon a qualifying termination of employment that occurs following a change in control. Severance benefits in the event of a termination of employment after a change in control are intended to ensure retention of these executives in the event of such occurrence.

On April 6, 2007, the Company entered into a Non-Competition and Release Agreement with Mr. D'Alessandro setting forth the mutual agreement of the Company and Mr. D'Alessandro as to the rights and obligations of the parties in connection with his retirement from the Company, all as contemplated by Mr. D'Alessandro's severance agreement as described above.

The material terms of the Company's agreements with its Named Executive Officers as of the end of fiscal 2007, as well as of the Non-Competition and Release Agreement entered into in 2007 with Mr. D'Alessandro, are described in the narrative disclosure following the Grants of Plan-Based Awards Table on page 30. The material terms of the severance agreements with the Company's Named Executive Officers as of the end of fiscal year 2007 and Mr. Patracuolla's agreement, are described in the section Potential Payments Upon Termination or Change in Control beginning on page 38. A quantification of amounts payable to the Named Executive Officers other than Mr. D'Alessandro are set forth in the tables in the section Potential Payments Upon Termination or Change in Control beginning on page 38. A quantification of certain amounts paid or accrued with respect to Mr. D'Alessandro in connection with his retirement are set forth in the Summary Compensation Table on page 28 and the footnotes thereto.

6. Other Benefits

The Company maintains medical, dental, vision, accidental death, disability, life insurance, business travel accident insurance and survivor income benefits for all of its salaried employees, as well as customary vacation, leave of absence, and other similar policies. Other than the vacation policy, executive officers are eligible to participate in these programs on the same basis as the rest of the Company's salaried employees. For purposes of the vacation policy, executive officers receive a minimum of five weeks vacation annually irrespective of service. This vacation policy was adopted for executive officers to ensure that adequate periods of vacation are provided based on the level of responsibility of these positions.

7. Perquisites

The Company provides its executive officers with company cars, financial planning assistance, annual Company wine allowances, reimbursements for the costs associated with the installation and maintenance of security systems and periodic personal use of the Company's aircraft, subject to prior approval by the CEO. The Company provides these perquisites to assist officers in focusing on the Company, rather than their personal affairs and to foster the use of the Company's wine products at events they host. The Company no longer provides executive officers with a one-time reimbursement for country club initiation fees. The Company further believes that executives working in the tobacco industry, whose compensation information is publicly available, should have adequate security at their homes. The level of the perquisites allowed is based on the Company's assessment of a reasonable amount necessary to accomplish its objective in providing these benefits. Neither the CEO nor the other executive officers receive any additional cash compensation to reimburse them for any income tax liability that may arise and become due and payable as a result of their receipt of these items. The Company does not pay any additional cash compensation to executive officers to reimburse them for any income taxes that become due and payable in connection with equity awards, including any taxes that become due as a result of the exercise or vesting of such awards.

The aggregate incremental cost to the Company of providing these benefits to its Named Executive Officers during fiscal 2007 is shown in the Summary Compensation Table on page 28.

Additional Executive Compensation Policies

In addition to the principal policies relating to the compensation elements described above, the Company has adopted a number of supplemental policies to further the goals of the executive compensation program, particularly with respect to strengthening the connection between the long-term interests of the executive officers and the Company's stockholders. These policies are described below.

1. Stock Ownership Guidelines

Executive Stock Ownership Guidelines have been established by the Committee to encourage officers to obtain and hold Company stock, to align their interests with those of the Company's stockholders, as well as to demonstrate their long-term commitment to the future growth of the Company. These guidelines provide that within a five-year time frame, all officers are expected to own, at a minimum, depending on job band, shares with a market value of one to five times their base salary. The Company's current stock ownership guidelines for executive officers are as follows:

Position	Ownership Level
Chairman of the Board, Chief Executive Officer and President	5 times base salary
Senior Vice President and Chief Financial Officer	2 times base salary
Senior Vice President, General Counsel, Secretary and Chief Administrative Officer	2 times base salary
President, U.S. Smokeless Tobacco Company	2 times base salary
President, International Wine & Spirits Ltd	2 times base salary

Restricted shares, shares held in the UST Inc. Employees' Savings Plan, shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan (a non-subsidized, non-discounted stock purchase plan applicable to all stockholders) and shares held directly by the executive officer or their spouse count toward satisfying the guidelines. Unexercised stock options do not count toward satisfying the guidelines. Vested restricted shares must be held until guidelines are achieved. The guidelines and ownership of the Company's Named Executive Officers serving as of the end of fiscal 2007 are as follows:

Named Executive Officer	$ Target	Value of Actual Shares Owned	Actual Ownership Level
Murray S. Kessler	$5,000,000	$12,983,490	13 times base salary
Raymond P. Silcock	$ 945,000	$ 1,064,490	2 times base salary
Richard A. Kohlberger	$ 992,200	$ 4,482,530	9 times base salary
Daniel W. Butler	$1,000,000	$ 3,284,766	7 times base salary
Theodor P. Baseler	$ 887,600	$ 2,549,076	6 times base salary

2. Holding Requirements

On December 8, 2005, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R) *Share-Based Payment*, the Board, upon the recommendation of the Committee, approved the acceleration of vesting of all outstanding, unvested stock options previously awarded to the Company's employees and officers, including executive officers, under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan. The decision to accelerate the vesting of these options during 2005 was made in connection with the Company's current intention to use other forms of equity compensation with decreasing dependence on stock options and to reduce the compensation expense that the Company would otherwise be required to record in future periods following the Company's adoption of SFAS No. 123(R) on January 1, 2006.

In order to prevent unintended personal benefits to the Company's officers, the accelerated vesting was conditioned on such officers entering into an amendment to their original option award agreements providing that such officers will not, subject to limited exceptions, sell, transfer, assign, pledge or otherwise dispose of any shares acquired upon exercising the accelerated portion of the options before the earlier of the date on which that portion of the options would have otherwise vested under the original terms of the applicable option agreements or separation from service. This restriction no longer applies as the last accelerated grant became fully vested in September 2007.

3. Compensation Recovery Policy

The Company maintains a compensation recovery policy with respect to its equity awards and the Supplemental Plan. In general, equity award agreements for all employees provide that if an employee is terminated for cause, or if after an employee is terminated for other than cause, the Company discovers the occurrence of an act or failure to act by the employee, while in the employ of the Company, that would have enabled the Company to terminate the employee's employment for cause had the Company known of such act or failure to act at the time of its occurrence, or subsequent to an employee's termination of employment, the employee violates a non-competition provision, and in each case, such act is discovered by the Company within three years of its occurrence, then, amounts will be returned to the Company as follows:

- In the case of restricted stock, any shares which have not yet become vested are forfeited and returned to the Company and any shares of restricted stock that vested during the 180 day period prior to and including the date of termination will be returned to the Company. If such vested shares have been sold or otherwise disposed of, the employee will repay to the Company the fair market value of such shares on the date of such sale or other disposition.

- In the case of stock options, any portion of the option (whether or not then exercisable) that has not been exercised as of the date of termination or discovery is forfeited and returned to the Company. In addition, the employee must sell back to the Company all shares acquired upon exercise on or after the date which is 180 days prior to the employee's termination for a per share price equal to the per share exercise price of the option, or to the extent that such shares have been sold or otherwise disposed of, the employee must repay to the Company the excess of the aggregate fair market value of such shares on the date of such sale or disposition over the aggregate exercise price of such shares.

According to the terms of the Supplemental Plan, if participants are terminated for cause they will not be entitled to a benefit under the plan. If subsequent to the participant's termination of employment with the Company other than for cause, the Company discovers the occurrence of an act or failure to act by the participant that would have enabled the Company to terminate the participant's employment for cause had the Company known of such act or failure to act at the time of its occurrence or the participant violates any secrecy or non-competition agreement, the participant forfeits the right to any future benefits under the plan and must repay to the Company all amounts received subsequent to the date on which the act or failure to act constituting cause or the violation of any secrecy or non-competition agreement occurred.

The Company does not have a policy related to the recovery of performance-based compensation following a restatement of its financial statements.

Accounting and Tax Implications of Executive Compensation

Current federal tax law imposes an annual individual limit of $1 million on the deductibility of the Company's compensation payments to the CEO and its four other most highly compensated executive officers. Performance-based compensation that satisfies the conditions of Section 162(m) of the Code ("Section 162(m)"), is excluded for purposes of this limitation. The 2007 awards made to the CEO and the other executive officers pursuant to the ICP, as well as the awards made pursuant to the 2005 LTIP were subject to, and made in accordance with, the Committee's pre-established performance goals and are, therefore, considered performance-based for this purpose. In designing compensation arrangements, the Committee seeks to mitigate the expense and dilution related to such arrangements and to ensure, to the maximum extent practicable, the deductibility of all compensation payments pursuant to Section 162(m).

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, adding Section 409A to the Code ("Section 409A") and thereby changing the tax rules applicable to nonqualified deferred compensation arrangements effective January 1, 2005. While final Section 409A regulations are not effective until January 1, 2009, the Company believes it is operating in good faith compliance with

Section 409A and the interpretative guidance thereunder. A more detailed discussion of the Company's nonqualified deferred compensation plans is provided on page 35 under the heading Pension Benefits at December 31, 2007.

Beginning on January 1, 2006, the Company began accounting for awards under the 2005 LTIP in accordance with SFAS No. 123(R).

Compensation Committee Report

The Committee has reviewed and discussed with management the Company's Compensation Discussion and Analysis for the year ended December 31, 2007 as required by Item 402(b) of Regulation S-K promulgated by the SEC. Based on such review and discussions, the Committee recommended to the Board, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in the Company's 2008 Proxy Statement and its incorporation by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

February 20, 2008

Compensation Committee
Peter J. Neff, Chairman
John D. Barr
John P. Clancey
Ronald J. Rossi
Lawrence J. Ruisi

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal years ended December 31 of each of 2006 and 2007. The Named Executive Officers are the Company's Chief Executive Officer, each of the persons who served as Chief Financial Officer during 2007, and the three next most highly compensated executive officers determined by reference to their total compensation in the table below (excluding amounts disclosed in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column).

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Murray S. Kessler	2007	1,000,000	-	1,475,723	417,500	2,220,000	390,439	79,374	5,583,036
Chairman of the Board, Chief Executive Officer and President	2006	661,577	-	1,367,454	69,583	1,638,375	87,485	45,714	3,870,188
Raymond P. Silcock Senior Vice President and Chief Financial Officer	2007	192,635	-	-	57,222	416,250	-	127,279	793,386
Robert T. D'Alessandro(6)	2007	127,212	-	1,579,490	-	-	1,352,973	2,837,740	5,897,415
Former Senior Vice President and Chief Financial Officer	2006	464,712	-	334,079	-	1,055,469	253,304	50,358	2,157,922
Richard A. Kohlberger	2007	490,202	-	556,438	-	1,080,800	919,728	53,966	3,101,134
Senior Vice President, General Counsel, Secretary and Chief Administrative Officer	2006	464,712	-	263,240	-	1,084,419	778,513	65,189	2,656,073
Daniel W. Butler	2007	488,692	-	528,343	115,667	1,108,500	115,275	82,616	2,439,093
President — U.S. Smokeless Tobacco Company	2006	447,885	-	187,530	115,667	764,575	108,984	49,578	1,674,219
Theodor P. Baseler President — International Wine & Spirits Ltd.	2007	440,943	-	350,428	-	751,200	297,033	42,963	1,882,567
James D. Patracuolla(7) Vice President and Controller	2007	336,769	-	206,252	-	508,500	95,917	44,385	1,191,823

(1) Amounts reflect the compensation expense recognized in the Company's financial statements in 2007 for restricted stock awards granted in and before 2007 to the executive officers in accordance with SFAS No. 123(R). As such, these amounts do not correspond to the compensation actually realized by each individual for the period. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value equity awards granted to executive officers. For awards subject to performance conditions, compensation expense commences when the performance criteria is established and is based on the number of restricted shares estimated to ultimately vest. The 2007 amount reported for Mr. D'Alessandro includes the compensation expense recognized in connection with the modification of all outstanding restricted stock awards that had not yet vested at the date of his retirement other than the compensation expense arising from the payment to Mr. D'Alessandro of dividends on restricted stock that were forfeited (such amount of compensation expense is included as "All Other Compensation"); under SFAS 123(R), the vesting of such restricted stock awards in connection with Mr. D'Alessandro's execution of his Non-Competition and Release Agreement was considered the cancellation of the restricted shares and the issuance of fully vested shares.

(2) Amounts reflect the compensation expense recognized in the Company's financial statements in 2007 for stock option awards granted in and before 2007 to the executive officers in accordance with SFAS No. 123(R). See Note 12 — *Share-Based Compensation* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value stock options granted to executive officers.

(3) Represents cash awards earned by each individual under the ICP, the provisions of which are described on page 21.

(4) Reflects the aggregate annual increase in the actuarial present value of the accumulated benefits for each individual in each of the pension plans under which a benefit is accrued, as reflected on the Pension Benefits at December 31, 2007 Table (see page 35). The calculated increase in the accumulated benefit was computed using the same measurement date and assumptions used for the Company's December 31, 2007 financial statements and footnote disclosures, assuming retirement at the earliest date an individual is eligible to retire with unreduced benefits and current compensation levels, with the exception of Mr. D'Alessandro, whose calculation assumes benefit payments will commence at the age of 55 based on actual benefits earned at the date of separation from service. See Note 14 — *Employee Benefit and Compensation Plans* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used. With the exception of Messrs. D'Alessandro and Kohlberger, this column includes amounts to which the individuals may not become entitled because such amounts are not yet vested. The 2007 amount reported for Mr. D'Alessandro reflects the impact of his becoming a participant in the Supplemental Plan as a result of his execution of a Non-Competition and Release Agreement following his retirement on March 31, 2007. Refer to the All Other Compensation Table and corresponding footnotes below for additional information on payments and benefits relating to Mr. D'Alessandro's retirement.

(5) See details of "All Other Compensation" (including perquisites, personal benefits and other compensation not otherwise disclosed in the Summary Compensation Table) in the table and corresponding footnotes below.

(6) Mr. D'Alessandro served as the Company's Principal Financial Officer from prior to January 1, 2007 through his retirement on March 31, 2007.

(7) Mr. Patracuolla served as the Company's Principal Financial Officer on an interim basis from March 15, 2007, the date on which Mr. D'Alessandro announced his retirement, through August 5, 2007.

All Other Compensation For Year Ended December 31, 2007

Name	Personal Use of Corporate Aircraft[1] ($)	Personal Use of Corporate Auto[2] ($)	Company Contributions to Employees' Savings Plan ($)	Tax and Financial Planning ($)	Insurance Premiums[3] ($)	Separation from Service[4] ($)	Relocation Assistance[5] ($)	Other Perquisites & Personal Benefits[6] ($)	Total ($)
Murray S. Kessler	24,238	35,445	13,500	2,658	2,008	-	-	1,525	79,374
Raymond P. Silcock	-	627	-	-	591	-	124,945	1,116	127,279
Robert T. D'Alessandro[4]	-	14,264	7,633	5,996	354	2,781,758	-	27,735	2,837,740
Richard A. Kohlberger	-	19,612	13,500	14,554	1,418	-	-	4,882	53,966
Daniel W. Butler	12,727	36,152	13,500	7,475	1,380	-	10,676	706	82,616
Theodor P. Baseler	-	23,872	13,500	1,485	1,290	-	-	2,816	42,963
James D. Patracuolla	-	20,475	13,500	-	945	-	-	9,465	44,385

(1) Amounts in this column represent the value attributed to the individual's personal use of corporate aircraft based upon the aggregate incremental cost to the Company of such use. The aggregate incremental cost is calculated by dividing an individual's total personal flight miles by the total annual flight miles of the aircraft and multiplying that amount by the total annual variable costs incurred by the Company's Aviation department, including fuel, flight administration, catering, meals, flight attendants, repairs and incidental expenses.

(2) Amounts in this column represent the value attributed to the individual's use of corporate automobiles based upon the aggregate incremental cost to the Company of such use and includes the full lease charges for such vehicles and expenditures for maintenance, repair, fuel and administration, and in cases where the vehicle is owned by the Company, the depreciation expense recognized by the Company.

(3) Amounts in this column represent premiums paid by the Company for group term life insurance.

(4) Includes the following payments paid or accrued with respect to Mr. D'Alessandro in connection with his retirement: (i) $2,392,500, payable in equal monthly installments over a two-year period ending in March 2009; (ii) a lump sum payment of $252,222, representing a pro-rata 2007 bonus; (iii) $31,687 in respect of the value of continued coverage under Company health and welfare benefit plans; (iv) $30,791 in respect of the compensation expense recognized with respect to dividends paid to Mr. D'Alessandro on shares of restricted stock that were forfeited; (v) $29,125 in respect of the Company's cost of transferring ownership of a corporate automobile to Mr. D'Alessandro and (vi) $45,433 in respect of the payment of accrued but unused vacation (consistent with Company policy applicable to all employees). For a description of the material terms of the Non-Competition and Release Agreement entered into between the Company and Mr. D'Alessandro in connection with his retirement, please see Employment and Severance Agreements — Mr. D'Alessandro on page 32.

(5) Amounts in this column represent the incremental cost to the Company of providing relocation assistance in connection with the terms of the UST Inc. Relocation Policy.

(6) Amounts in this column represent the costs incurred for the maintenance and/or installation of security systems, as well as the value attributed to the individual for an annual Company wine allowance, with the exception of Mr. Patracuolla, who does not receive an annual Company wine allowance.

Grants of Plan-Based Awards for 2007

Name	SFAS No. 123(R) Grant Date	Compensation Committee Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[7]
Murray S. Kessler	N/A	N/A	700,000	2,000,000	2,820,000	-	-	-	-	-	-	-	-
	2/22/07[3]	6/21/06[3]	-	-	-	11,932	17,900	21,480	-	-	-	-	1,085,277
	-[4]	5/2/07[4]	-	-	-	35,530	53,300	63,960	-	-	-	-	-[4]
Raymond P. Silcock	N/A	N/A	112,500	375,000	517,500	-	-	-	-	-	-	-	-
	8/6/07[6]	8/6/07[6]	-	-	-	-	-	-	-	50,000	53.05	53.05	412,000
	-[5]	8/6/07[5]	-	-	-	6,282	9,425	11,310	-	-	-	-	-[5]
Robert T. D'Alessandro	4/6/07[9]	7/23/03	-	-	-	-	5,600	-	-	-	-	-	336,392
	4/6/07[9]	10/27/04	-	-	-	-	10,144	-	-	-	-	-	609,350
	4/6/07[9]	12/7/05	-	-	-	8,532	12,800	15,360	-	-	-	-	768,896
	4/6/07[9]	6/21/06[3]	-	-	-	1,535	2,302	2,762	-	-	-	-	138,281
Richard A. Kohlberger	N/A	N/A	289,500	965,000	1,331,700	-	-	-	-	-	-	-	-
	2/22/07[3]	6/21/06[3]	-	-	-	7,333	11,000	13,200	-	-	-	-	666,930
	-[4]	5/2/07[4]	-	-	-	5,933	8,900	10,680	-	-	-	-	-[4]
Daniel W. Butler	N/A	N/A	300,000	1,000,000	1,380,000	-	-	-	-	-	-	-	-
	2/22/07[3]	6/21/06[3]	-	-	-	7,466	11,200	13,440	-	-	-	-	679,056
	-[4]	5/2/07[4]	-	-	-	5,933	8,900	10,680	-	-	-	-	-[4]
Theodor P. Baseler	N/A	N/A	195,000	600,000	801,000	-	-	-	-	-	-	-	-
	2/22/07[3]	6/21/06[3]	-	-	-	3,533	5,300	6,360	-	-	-	-	321,339
	-[4]	5/2/07[4]	-	-	-	3,533	5,300	6,360	-	-	-	-	-[4]
James D. Patracuolla[8]	N/A	N/A	112,500	450,000	607,500	-	-	-	-	-	-	-	-
	2/22/07[3]	6/21/06[3]	-	-	-	2,866	4,300	5,160	-	-	-	-	260,709
	4/5/07	4/5/07	-	-	-	-	7,500	-	-	-	-	-	-
	-[4]	5/2/07[4]	-	-	-	2,266	3,400	4,080	-	-	-	-	-[4]

(1) These columns reflect annual cash award opportunities under the ICP. The actual payouts under the ICP for the 2007 performance period were determined on January 31, 2008, and are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 28. For a description of the material terms of these awards, see page 21. There is no grant date reflected for ICP awards as they are not share-based awards accounted for under SFAS No. 123(R). These awards were granted on January 31, 2008.

(2) Equity awards were granted under the 2005 LTIP to all Named Executive Officers, with the exception of the awards originally granted to Mr. D'Alessandro on July 23, 2003 and October 27, 2004, which were granted under the UST Inc. Amended and Restated Stock Incentive Plan. For a description of the material terms of such awards, see page 22.

(3) On June 21, 2006, a performance-based restricted stock award was granted to this individual. However, the performance targets, which relate to 2007, 2008 and 2009 diluted earnings per share measures, were not established by the Compensation Committee until February 22, 2007. In accordance with SFAS No. 123(R), the grant date, for purposes of determining the grant

date fair value to be utilized for the recognition of compensation expense, is considered to be February 22, 2007, as that was the date the individual and the Company had a mutual understanding of the key terms and conditions of the award.

(4) On May 2, 2007, a performance-based restricted stock award was granted to this individual. However, the performance criteria consisting of an EPS target for 2008 and dividend targets for 2009 and 2010 were not established by the Compensation Committee until January 31, 2008. In accordance with SFAS No. 123(R), the grant date, for purposes of determining the grant date fair value to be utilized for the recognition of compensation expense, is considered to be January 31, 2008, as that was the date the individual and the Company had a mutual understanding of the key terms and conditions of the award.

(5) On August 6, 2007, a performance-based restricted stock award was granted to this individual. However, the performance targets, which consist of an EPS target for 2008 and dividend targets for 2009 and 2010, were not established by the Compensation Committee until January 31, 2008. In accordance with SFAS No. 123(R), the grant date, for purposes of determining the grant date fair value to be utilized for the recognition of compensation expense, is considered to be January 31, 2008, as that was the date the individual and the Company had a mutual understanding of the key terms and conditions of the award.

(6) The option award reflected in this column was granted to Mr. Silcock upon becoming the Company's Senior Vice President and Chief Financial Officer, effective August 6, 2007. In accordance with the terms of the 2005 LTIP then in effect, the exercise price of this option award reflects the closing price of the Company's common stock on the date of grant, as reported on the NYSE. Mr. Silcock's stock options will vest on August 6, 2010, provided he remains employed on that date.

(7) Under the terms of the 2005 LTIP at the time such grants were made, the grant date fair value of stock awards was determined by multiplying the target number of shares by the average of the high and low market price of the Company's common stock on the date of grant, as reported on the NYSE. The grant date fair value of stock options is calculated using the Black-Scholes-Merton option pricing model, which incorporates various assumptions including expected volatility, expected dividend yield, expected life of the options and applicable interest rates. See Note 12 - *Share-Based Compensation* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value stock options granted to executive officers.

(8) Mr. Patracuolla served as the Company's Principal Financial Officer on an interim basis from March 15, 2007, the date on which Mr. D'Alessandro announced his retirement, through August 5, 2007. In recognition of Mr. Patracuolla's expanded responsibilities during this period, he received an award of 7,500 shares of restricted stock on April 5, 2007. Such shares will vest on April 4, 2011, provided that Mr. Patracuolla remains employed on that date.

(9) In connection with Mr. D'Alessandro's retirement on March 31, 2007 and his subsequent execution of a Non-Competition and Release Agreement on April 6, 2007, all outstanding restricted stock awards that had not yet vested were vested and considered modified under SFAS No. 123(R); accordingly, for purposes of recognizing compensation expense, the original awards were considered to be forfeited and replaced by new, fully-vested awards on April 6, 2007.

Employment and Severance Agreements

Mr. Kessler

In light of Mr. Kessler's appointment to the position of President and Chief Executive Officer effective January 1, 2007, the Company entered into a new employment agreement with Mr. Kessler. Mr. Kessler's new employment agreement supersedes any and all previous agreements between the Company and Mr. Kessler relating to his position, duties, compensation and benefits payable upon certain terminations of employment either prior to, in anticipation or contemplation of, or following a change in control of the Company.

Mr. Kessler's employment agreement provides that the Company will pay Mr. Kessler an annual salary of $1,000,000 in connection with his duties as President and Chief Executive Officer of the Company and for such other responsibilities as may from time to time be assigned by the Board. Mr. Kessler's employment agreement also provides that Mr. Kessler may be eligible for an annual bonus under the Company's Incentive Compensation Plan and that his annual bonus target is $2,000,000, or such other amount as may be determined from time to time by the Board. In addition, Mr. Kessler's employment agreement provides that he will be eligible to participate in the Company's long-term incentive plan as may be in effect from time to time, as well as the Company's other compensation and benefit plans. Mr. Kessler's employment agreement also provides for payments on certain terminations of employment, the material terms of which are described on page 38.

Mr. Kessler's employment agreement will continue in effect for a period of four years from its effective date. Thereafter, Mr. Kessler's employment agreement will automatically renew for successive one-year periods, unless either the Company or Mr. Kessler gives written notice that it will not be extended.

Mr. Kohlberger

The Company is also party to an employment agreement with Mr. Kohlberger which was entered into on June 30, 2000. The initial three-year term of the agreement is automatically extended each year, subject to expiration at age 65. Mr. Kohlberger's employment agreement provides that the Company will pay him an annual salary of not less than the salary in effect on June 30, 2000 in connection with his then assigned duties or such other responsibilities as may, from time to time, be assigned by the Board, subject to annual increase in the discretion of the Board. Mr. Kohlberger's annual salary for 2007 is set forth in the Summary Compensation Table on page 28. Mr. Kohlberger's employment agreement also provides that he may be eligible for an annual bonus under the Company's Incentive Compensation Plan of not less than the annual bonus received in 1999; provided, however, that if the ICP fund is reduced below the level of the ICP fund with respect to the annual bonus received in 1999, such floor shall be reduced in the same proportion as the ICP fund. In addition, Mr. Kohlberger's employment agreement provides that he will be eligible to participate in the Company's long-term incentive plan as may be in effect from time to time, as well as the Company's other compensation and benefit plans, and that the minimum level of recommended awards under the Company's long-term incentive plan for the Committee's consideration in each year shall be equal to 20,000 stock options. Mr. Kohlberger's employment agreement also provides for payments on certain terminations of employment, the material terms of which are described on page 40.

Mr. D'Alessandro

On April 6, 2007, the Company entered into a Non-Competition and Release Agreement with Mr. D'Alessandro setting forth the mutual agreement of the Company and Mr. D'Alessandro as to the rights and obligations of the parties in connection with his retirement from the Company, all as contemplated by the employment agreement entered into by the Company and Mr. D'Alessandro on June 23, 2006. Except as described below, Mr. D'Alessandro's employment agreement is otherwise terminated.

As reflected in the Non-Competition and Release Agreement and subject to Mr. D'Alessandro's compliance with the terms thereof, he will receive, over a two-year period, payments from the Company in the aggregate amount of $2,392,500. Such payments will be made in equal monthly installments; provided, however, that the first six installments were delayed and paid as a single lump sum on the date that was six months and one day after separation from service to the extent that such delay was necessary to comply with the requirements of Internal Revenue Code Section 409A. Mr. D'Alessandro will also receive a pro rata portion of the annual bonus he would have received under the ICP had he remained employed through the end of 2007, based on the Company's actual performance.

Mr. D'Alessandro will continue to receive coverage under the Company's health and welfare benefit plans (including life insurance and group health insurance) for the two-year period following separation. He will also participate in the Supplemental Plan since his separation from service constitutes retirement under the terms of the Supplemental Plan and for purposes of all of his outstanding equity awards. He will receive benefits under the Company's retirement plans based on his age and years of service on the date of his separation of service and will commence benefits in accordance with the terms of such plans.

In consideration of the foregoing, Mr. D'Alessandro has agreed not to compete with the Company for a period of two years from the date of separation by engaging or participating in any business or industry which is then in direct or indirect competition with any businesses in which the Company participates wherever located in the world. He has also agreed not to solicit, during such two-year period, any agent, client, supplier or other business contact of the Company to cancel or adversely change its relationship with the Company. In addition, under the Non-Competition and Release Agreement he has agreed to release the Company and its affiliates from all liabilities and claims that he may have against them arising prior to March 31, 2007 and will continue to be bound by the same confidentiality restrictions provided in his employment agreement.

PROXY

2005 Long-Term Incentive Plan

On May 2, 2007, equity awards were granted under the 2005 LTIP to all Named Executive Officers, with the exception of Messrs. D'Alessandro and Silcock. These awards will vest on January 31, 2011 based on the attainment of a pre-established EPS target for 2008, dividend targets for 2009 and 2010, and continued service through that date. Under the terms of these awards, one-third of the award is earned each year based on performance for such year. If actual EPS performance is less than the threshold of 75 percent of targeted diluted EPS for 2008, no shares will be earned with respect to the award and the entire award will be forfeited. In 2009, when this adjustment of the number of shares ultimately to be subject to the award occurs, one-third of the total restricted stock award will have satisfied the performance-based condition. The remaining two-thirds of the award will be eligible to satisfy the performance-based condition to vesting on a prorated basis in the January following the completion of 2009 and 2010, based each year on whether dividends paid during such year are at least equal to the dividend paid during 2008.

Executive officers have the right to receive nonforfeitable dividends on all restricted stock awards over the applicable vesting period based upon the target number of shares awarded. Dividends received on outstanding but unvested restricted shares during 2007 for Messrs. Kessler, Silcock, Kohlberger, Butler, Baseler, Patracuolla and D'Alessandro were $473,520, $11,310, $93,600, $136,500, $62,520, $46,140 and $78,660, respectively. Shares of restricted stock may not be transferred or otherwise disposed of by the individual prior to the date on which they become vested.

For an explanation of the amount of equity awards as a percentage of total compensation, see Compensation Discussion and Analysis on page 16.

The Compensation Committee made a special award of 7,500 shares of restricted stock to Mr. Patracuolla on April 4, 2007, pursuant to the 2005 LTIP, in recognition of his expanded duties as interim Chief Financial Officer upon Mr. D'Alessandro's retirement. This award will vest on April 4, 2011, provided that he remains employed through that date. However, in the event that prior to the vesting date Mr. Patracuolla's employment is terminated by reason of death, disability, without "cause" by the Company or for "good reason" by him (as such terms are defined in the award agreement) the shares of restricted stock will vest in full on such earlier date. In addition, upon a change in control (as defined in the award agreement) the restricted stock will remain outstanding and will vest upon the earlier of April 4, 2011 or termination of Mr. Patracuolla's employment by the Company other than for "cause" or by him for "good reason" (as such terms are defined in the award agreement).

On August 1, 2007, the Compensation Committee granted 50,000 stock options to purchase shares of Company common stock effective August 6, 2007 to Mr. Silcock, who became Senior Vice President and Chief Financial Officer of the Company on such date.

Pursuant to the terms of the 2005 LTIP, the exercise price of such options will be the closing sales price per share of Company common stock as reported on the New York Stock Exchange Composite Transactions Listing for the date on which such grant becomes effective, or the immediately preceding trading day if such date was not a trading day. These stock options will become exercisable on August 6, 2010, subject to continued employment. In addition, the Compensation Committee granted performance-based restricted stock to Mr. Silcock having a fair market value of $500,000 as of August 6, 2007, which equated to 9,425 shares. The number of shares ultimately to be eligible to vest, and the performance goals relating to this grant, are similar to the May 2, 2007 performance-based restricted stock grants to the other Named Executive Officers described above.

Incentive Compensation Plan

The ICP provides for annual performance-based cash bonuses. A payout of bonuses for the 2007 fiscal year can only be earned if: (i) a cash dividend has been declared and paid for the year and (ii) Operating Earnings, as defined in the ICP, exceed 12 percent of the Company's stockholders' equity. Once the foregoing two requirements are met, awards under the ICP to executive officers are determined by the Compensation Committee based on actual performance against pre-established performance criteria. "Threshold" for purposes of determining annual non-equity incentive awards under the ICP, represents the payout if the minimum specified level of performance criteria is achieved; "target" represents the payout if the specified performance criteria are achieved; and, "maximum" represents the highest payout possible under the terms of the ICP. Performance criteria for payouts under the ICP depend on the individual executive officer's responsibilities and include one or more of the following: EPS, unit volume, divisional contribution, and other pre-established individual goals. For an explanation of the amount of salary and ICP awards as a percentage of total compensation, see Compensation Discussion and Analysis on page 16.

Outstanding Equity Awards at December 31, 2007

	Option awards					Stock Awards			
Name	Number of Securities Underlying Unexcercised Options (#) Excercisable	Number of Securities Underlying Unexcercised Options (#) Unexcercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)[3]	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Murray S. Kessler	30,000	-	-	32.30000	09/25/11	-	-	-	-
	55,000	-	-	40.94000	05/01/12	-	-	-	-
	38,900	-	-	33.25000	07/22/13	-	-	-	-
	57,700	-	-	39.31000	09/09/14	-	-	-	-
	50,000	150,000	-	53.47000	11/01/16	-	-	-	-
	-	-	-	-	-	129,114	7,075,447	58,208	3,189,798
Raymond P. Silcock	-	50,000	-	53.05000	08/05/17	-	-	-	-
	-	-	-	-	-	-	-	6,282	344,254
Robert T. D'Alessandro	5,800[1]	-	-	30.65625	09/23/08	-	-	-	-
	33,000	-	-	40.94000	05/01/12	-	-	-	-
	40,800	-	-	39.31000	09/09/14	-	-	-	-
	-	-	-	-	-	15,579	853,729	6,961	381,463
Richard A. Kohlberger	27,000	-	-	40.94000	05/01/12	-	-	-	-
	22,200	-	-	39.31000	09/09/14	-	-	-	-
	-	-	-	-	-	17,466	957,137	19,851	1,087,835
Daniel W. Butler	10,000	-	-	39.31000	09/09/14	-	-	-	-
	-	50,000	-	38.35000	12/06/15	-	-	-	-
	-	-	-	-	-	13,278	727,633	45,095	2,471,206
Theodor P. Baseler	15,000	-	-	28.34375	05/02/09	-	-	-	-
	30,000	-	-	32.30000	09/25/11	-	-	-	-
	10,000	-	-	40.94000	05/01/12	-	-	-	-
	16,700	-	-	33.25000	07/22/13	-	-	-	-
	16,700	-	-	39.31000	09/09/14	-	-	-	-
	-	-	-	-	-	12,626	691,904	11,931	653,819
James D. Patracuolla	3,400	-	-	30.65625	09/23/08	-	-	-	-
	25,000	-	-	32.30000	09/25/11	-	-	-	-
	5,000	-	-	40.94000	05/01/12	-	-	-	-
	25,000	-	-	33.25000	07/22/13	-	-	-	-
	25,000	-	-	39.31000	09/09/14	-	-	-	-
	-	-	-	-	-	14,026	768,625	5,707	312,744

(1) Mr. D'Alessandro's pecuniary interest in 5,800 options was transferred to his former spouse pursuant to a domestic relations order.

(2) The options reported in this column for Mr. Kessler are subject to graded vesting conditions under which 50,000 options will vest on the grant anniversary date each year from November 1, 2008 through November 1, 2010. The options reported in this column for Messrs. Butler and Silcock will vest on December 7, 2008 and August 6, 2010, respectively.

(3) The amounts reflected in this column include non-performance based restricted shares that have not yet vested, as well as shares earned under performance-based restricted share awards, but which are still subject to time-based vesting requirements. Amounts related to performance-based shares included in this column represent shares earned based on actual performance achieved against pre-established dividend and/or diluted earnings per share targets and include amounts earned related to actual annual performance for 2005, 2006 and 2007. Awards will generally vest between July 23, 2008 and April 4, 2011.

(4) For performance-based restricted stock awards granted prior to 2007, the amount included in this column represents the amount that will be earned if the maximum level of the applicable performance conditions are achieved for performance measures related to fiscal 2008 and beyond, as that represents the next highest level of performance that exceeds the level of performance achieved in the most recently completed fiscal year. For performance-based restricted stock awards granted during 2007, the amount included in this column represents the amount that would be earned if the threshold level of performance is achieved for performance measures related to fiscal 2008 and beyond, as 2008 represents the first full year of performance under such awards. Awards are subject to pre-established dividend and/or diluted earnings per share targets and will generally vest between January 31, 2009 and January 31, 2011. Included in this column are restricted shares for which performance criteria were not established until February 20, 2008. See Grants of Plan-Based Awards Table for the number of shares of such award attributable to each Named Executive Officer.

Option Exercises and Stock Vested For The Year Ended December 31, 2007

This table provides the aggregate amounts received or realized in connection with all exercises of stock options or the vesting of restricted stock during the year ended December 31, 2007.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Murray S. Kessler	25,000	592,000	14,361	763,718
Raymond P. Silcock	-	-	-	-
Robert T. D'Alessandro	157,000	4,502,364	10,144	539,458
Richard A. Kohlberger	62,200	1,595,488	5,523	293,718
Daniel W. Butler	-	-	-	-
Theodor P. Baseler	15,000	427,879	4,118	218,995
James D. Patracuolla	1,700	37,893	3,500	170,380

(1) The value realized on stock option exercises is computed by calculating the difference between the market price of UST Inc. common stock at exercise and the exercise price of the applicable stock options, multiplied by the number of options exercised.

(2) The value realized on the vesting of restricted stock is computed by multiplying the closing market price of UST Inc. common stock on the vesting date (or the previous trading day's closing market price, in the event the vesting date falls on a day that is not a trading day) by the number of shares vested.

Pension Benefits at December 31, 2007

The table below shows the present value of accumulated benefits payable to each Named Executive Officer, including the number of years of service credited to each executive, under the UST Inc. Retirement Income Plan for Salaried Employees (the "Pension Plan"), the UST Inc. Benefit Restoration Plan (the "Restoration Plan"), and the Supplemental Plan. The present value of accumulated benefits was determined as of December 31, 2007, using interest rate and mortality assumptions consistent with those used in the Company's financial statements. See Note 14 — *Employee Benefit and Compensation Plans* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Murray S. Kessler	UST Inc. Retirement Income Plan for Salaried Employees	8	137,687	-
	UST Inc. Benefit Restoration Plan	8	616,607	-
	UST Inc. Officers' Supplemental Retirement Plan	8	228,011	-
Raymond P. Silcock[2]	-	-	-	-
Robert T. D'Alessandro	UST Inc. Retirement Income Plan for Salaried Employees	26	790,169	-
	UST Inc. Benefit Restoration Plan	26	1,966,812	-
	UST Inc. Officers' Supplemental Retirement Plan	26	1,975,838	-
Richard A. Kohlberger	UST Inc. Retirement Income Plan for Salaried Employees	29	1,446,239	-
	UST Inc. Benefit Restoration Plan	29	3,317,434	-
	UST Inc. Officers' Supplemental Retirement Plan	29	476,368	-
Daniel W. Butler	UST Inc. Retirement Income Plan for Salaried Employees	3	36,090	-
	UST Inc. Benefit Restoration Plan	3	63,712	-
	UST Inc. Officers' Supplemental Retirement Plan	3	198,440	-
Theodor P. Baseler[3]	UST Inc. Retirement Income Plan for Salaried Employees	17	618,400	-
	UST Inc. Benefit Restoration Plan	17	1,106,605	-
	Ste. Michelle Wine Estates Ltd. Retirement Income Plan	6	49,123	-
	UST Inc. Officers' Supplemental Retirement Plan	23	178,869	-
James D. Patracuolla	UST Inc. Retirement Income Plan for Salaried Employees	13	271,140	-
	UST Inc. Benefit Restoration Plan	13	263,494	-
	UST Inc. Officers' Supplemental Retirement Plan	13	53,463	-

(1) Reflects the actuarial present value of the accumulated benefit for each individual, computed utilizing the same measurement date and assumptions used for the Company's December 31, 2007 financial statements and related footnote disclosures. The calculated accumulated benefit assumes retirement at the earliest date an individual is eligible to retire with unreduced benefits and current compensation levels, with the exception of Mr. D'Alessandro, whose calculation assumes benefit payments will commence at the age of 55 based on actual benefits earned at the date of separation from service. The calculated accumulated benefit includes amounts which the individual may not be entitled to receive because either the individual is not yet a "Participant" (as defined in the Retirement Plans) in the plan or such amounts are not yet vested.

(2) Mr. Silcock did not have any years of credited service under the Retirement Plans as of December 31, 2007, as his first date of service was August 6, 2007.

(3) Mr. Baseler was initially a participant in the Ste. Michelle Wine Estates Ltd. Retirement Income Plan, under which he accrued six years of credited service. Subsequently, he became a participant in the Pension Plan and the Restoration Plan, at which time he ceased accruing years of credited service under the Ste. Michelle Wine Estates Ltd. Retirement Income Plan. The number of years of credited service under the Supplemental Plan represents the total number of years Mr. Baseler has been employed by the Company.

The Pension Plan and Restoration Plan (together, the "Retirement Plans") provide an integrated program of retirement benefits for eligible employees. The Retirement Plans apply the same formulas and together replace a level of pre-retirement pensionable earnings that is identical for all similarly situated participants.

The Pension Plan is a tax-qualified defined benefit pension plan in which a broadly-defined group of eligible employees that includes the Named Executive Officers participate. It is designed to provide the maximum possible portion of the integrated retirement benefits on a tax-qualified and funded basis, in coordination with the Restoration Plan.

In the Pension Plan, benefits are determined based on each participant's final compensation and years of service. Compensation means the highest 36-month-consecutive average eligible compensation in the ten-year period immediately preceding retirement, capped at the Code Section 401(a)(17) limit ($225,000 for 2007). Eligible compensation is composed of salary and 25 percent of bonus actually paid in the applicable year, excluding sign-on bonuses and a limit of no more than 3 bonuses. A Participant's annual normal retirement income equals: (a) 1.5 percent (2.2 percent in the case of participants who first complete an hour of service as an employee before 2004) of the participant's average final salaried compensation, multiplied by the participant's years of service since attaining age 21, but not in excess of 40 years, minus, (b) 1.25 percent of the Participant's social security benefit, multiplied by the participant's years of service since attaining age 21, but not in excess of 40 years; the benefit is capped at the IRC Section 415 limit.

The Restoration Plan is a non-qualified, unfunded pension plan that complements the Pension Plan by providing benefits that may not be provided under the Pension Plan because of the Code Section 401(a)(17) limit on eligible compensation ($225,000 for 2007). Benefits are determined and payable under the same terms and conditions as the Pension Plan but without regard to federal tax limitations on amounts of includible compensation. A separate plan, the UST Inc. Excess Retirement Benefit Plan, is available to replace benefits that cannot be provided under the Pension Plan because of the Code Section 415 limit, but no Named Executive Officer is currently entitled to a benefit from this plan.

The Named Executive Officers are eligible to participate in the Supplemental Plan when they attain age 55 and have ten years of service and served at least five years as an officer of the Company. The Supplemental Plan is designed to provide enhanced retirement benefits to officers who meet the participation requirements and is intended to enable the Company to attract and retain more seasoned experienced executives. The formula by which benefits are determined under the Supplemental Plan is the greater of: (a) a percentage of the accrued benefit under the Retirement Plans (105 percent for retirement at age 55 increasing in whole percentage increments up to 110 percent for retirement at age 60 or thereafter), or (b) 45 percent of the executive's highest compensation (for retirement at age 55) increasing in whole percentage increments up to 50 percent (for retirement at age 60 or thereafter), reduced by (c) amounts payable under the Retirement Plans. For purposes of the Supplemental Plan, an executive's highest compensation is composed of salary and 25 percent of bonus paid during the consecutive twelve-month period ending on the date of retirement, or either of the two immediately preceding consecutive twelve-month periods, whichever such period yields the highest compensation.

Non-Qualified Deferred Compensation Benefits

None of the Named Executive Officers participates in or has an account balance in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by the Company other than the non-qualified pension plans described on page 24 and the plans described above.

Potential Payments Upon Termination or Change in Control

Mr. Kessler

As described on page 31, Mr. Kessler's employment agreement, which supersedes his prior severance agreement, provides for severance payments and benefits in the event that his employment is terminated under certain circumstances. If his employment is terminated by the Company without "cause" or by him for "good reason," prior to a "change in control" of the Company (as such terms are defined in the employment agreement), he will be entitled to receive the following severance payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata bonus under the ICP for the year of termination; (3) severance payments equal to two times the sum of (i) his base salary and (ii) an amount equal to 75 percent of the target bonus in effect as of the date of termination, which target bonus shall not be less than $2,000,000; and (4) continuation of life insurance and group health benefits for a two-year period. The employment agreement also provides that in the event of termination other than for "cause" or by Mr. Kessler for "good reason" prior to a "change in control," he will be deemed to be a "Participant" as defined in the Supplemental Plan, regardless of his age and years of service at termination, and will receive a benefit thereunder determined in a manner consistent with the methodology for calculating early retirement benefits under the Supplemental Plan and payable at the time and in the form permitted under the Supplemental Plan.

In addition, Mr. Kessler's employment agreement provides that, in the event termination of his employment occurs without "cause" or by him for "good reason" (as such terms are defined in the employment agreement) on, in anticipation or contemplation of, or following a "change in control" of the Company, in lieu of the above, he will be entitled to the following payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata portion of the target annual bonus in effect prior to the date of termination; (3) a lump sum severance payment equal to two times the sum of (i) his base salary and (ii) an amount equal to 100 percent of the target annual bonus in effect as of the date of termination or, if greater, such target in effect immediately prior to the change in control, which will not be less than $2,000,000; and (4) continuation of life insurance and group health benefits for a two-year period.

Furthermore, Mr. Kessler's employment agreement provides that if any of the "total payments" (as such term is defined in the employment agreement) are subject to excise taxes imposed by Section 4999 of the Code, the Company will pay him an additional amount or a "gross-up payment" (as such term is defined in the employment agreement); provided, however, that if he is entitled to a "gross-up payment," but the "parachute value" (as such term is defined in the employment agreement) of the "total payments" equals or is less than 110 percent of the "safe harbor amount," as defined in the Code, (generally, the maximum amount that could be paid without triggering the excise tax), then the Company will not pay the gross-up payment and the total payments will be reduced to the extent necessary to cause the parachute value of such payments, in the aggregate, to be equal to the safe harbor amount.

All payments made under Mr. Kessler's employment agreement will be made in accordance with Section 409A of the Code.

As a condition of receiving severance payments pursuant to his employment agreement, Mr. Kessler must execute (and not revoke) a release in favor of the Company and its affiliates, including among other things, an agreement not to sue the Company, its directors, officers and employees and its affiliates over employment-related matters. In addition, pursuant to the terms of the employment agreement, he will be subject to non-compete, non-solicitation and confidentiality provisions during the term of the agreement and for a period equal to the greater of the 12-month period following termination of employment for any reason, or the period during which he receives severance benefits.

Pursuant to the terms of the 2005 LTIP, the material terms of which are described above, Mr. Kessler is entitled to accelerated vesting of outstanding equity on specified terminations of employment. Pursuant to the terms of the Retirement Plans and the Supplemental Plan, in addition to being entitled to benefits accrued at the date of termination, Mr. Kessler would be entitled to certain additional benefits in connection with qualifying terminations of employment, including in connection with a change in control. Mr. Kessler would not be entitled to any payments on voluntary termination.

The following table shows the potential payments upon termination or a change in control of the Company for Mr. Kessler assuming such termination occurred on December 31, 2007.

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason or Involuntary Not For Cause Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$2,220,000(1)	$0	$ 2,000,000(2)	$ 0	$ 2,220,000(1)
Long-Term Incentives:					
Stock Options	$ 5,542(3)	$0	$ 199,500(3)	$ 199,500(3)	$ 199,500(3)
Restricted Shares	$ 0	$0	$ 427,440(4)	$ 427,440(4)	$ 427,440(4)
Performance-Based Restricted Shares	$3,425,000(4)	$0	$10,605,658(4)	$10,605,658(4)	$10,605,658(4)
Benefits:					
Retirement Benefits	$3,482,000(5)	$0	$ 6,508,000(6)	$ 0	$ 0
Health and Welfare Benefits and Life Insurance Coverage	$ 40,793(7)	$0	$ 40,793(7)	$ 0	$ 0
Cash Severance	$5,000,000(8)	$0	$ 6,000,000(9)	$ 500,000(10)	$ 0
Excise Tax & Gross-up	$ 0	$0	$10,091,582(11)	$ 0	$ 0

(1) Amounts represent Mr. Kessler's actual bonus for 2007 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. Kessler's target bonus for 2007.

(3) Amount represents the difference between the closing price of Company stock on December 31, 2007 and the exercise price of the accelerated portion of stock options.

(4) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(5) Amount represents the lump sum present value of benefits payable under the Supplemental Plan calculated based on age and service through December 31, 2007 and payable as an annuity commencing at age 55. Mr. Kessler would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(6) Amount represents the lump sum present value of benefits payable from both the Supplemental Plan and the Benefit Restoration Plan. Under the Supplemental Plan, the present value is calculated using the applicable percentage for age 55, service and compensation through December 31, 2007 and is payable in a lump sum. For the Benefit Restoration Plan, the amount included represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007 Table on page 35 based on the benefit accrued as of December 31, 2007 payable as a lump sum. Mr. Kessler would also be entitled to benefits under the Retirement Income Plan on the same basis as other salaried employees.

(7) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. Kessler for 24 months.

(8) Amount represents the product of Mr. Kessler's base salary in effect on December 31, 2007 and 75 percent of his target ICP award, times two. This amount would be payable in 24 equal monthly installments.

(9) Amount represents the product of Mr. Kessler's base salary in effect on December 31, 2007 and 100 percent of his target ICP award, times two. This amount would be payable as a lump sum.

(10) Amount represents six months of base salary.

(11) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Code, plus the "gross-up payment" described in the text immediately above this table.

Mr. Kohlberger

Mr. Kohlberger's employment agreement provides that he will be entitled to certain severance benefits if: (1) he is dissatisfied at any time with his reporting relationship or duties or the Company breaches the employment agreement and the Company has failed to cure the situation after 15 days of receiving proper notice; (2) his employment is terminated by "mutual consent" (as defined in the employment agreement); or (3) his employment is terminated other than for "cause or disability" (each as defined in the employment agreement). The severance benefits that would be payable to Mr. Kohlberger consist principally of the continuation of his salary, the highest ICP amount payable to him and certain welfare benefits (including all life, health, medical and survivor income plans) over a period of three years from the date of his termination of employment. The employment agreement provides for the reduction of welfare benefits to the extent that comparable benefits are provided to Mr. Kohlberger by a new employer. In addition, the employment agreement provides that under the Supplemental Plan, in the event of death, disability or retirement he will be deemed to have accrued the number of months of age and service credits as if he had continued employment through his 65(th) birthday. The Company is also required to pay up to $100,000 in legal fees relating to a termination of his employment other than for cause, disability or by mutual consent. Pursuant to the employment agreement, Mr. Kohlberger has agreed not to engage in "competitive activity" (as defined in the employment agreement) during any period for which he is entitled to severance or welfare benefit continuation. The Company is also party to a separate change in control severance agreement with Mr. Kohlberger, which was entered into on October 27, 1986, which sets forth the benefits to be paid upon certain terminations of employment following a change in control of the Company. The initial term of this agreement is three years and is generally automatically extended every year. In addition, this agreement expires no earlier than two years following a change in control. If the Company terminates Mr. Kohlberger's employment within the two-year period following a change in control for any reason other than death, "disability" or "cause" or if he terminates his employment for "good reason" (as such terms are defined in the agreement), he is entitled to benefits consisting of a lump-sum severance payment equal to three times the sum of his base salary and the highest ICP payment made to him in any of the preceding three years, provided that such ICP amount is capped at 75 percent of base salary for this purpose. This agreement is separate from the employment agreement.

Mr. Kohlberger's agreement provides that he will receive the greater of (i) the amount equal to the total payments and benefits he is entitled to receive upon a qualifying termination following a change in control of the Company, reduced by the imposition of any excise taxes and (ii) the amount equal to 2.99 times his Code Section 280G base amount.

Pursuant to the terms of the 2005 LTIP, the material terms of which are described above, Mr. Kohlberger is entitled to accelerated vesting of outstanding equity on specified terminations of employment. Pursuant to the terms of the Retirement Plans and the Supplemental Plan, in addition to being entitled to benefits accrued at the date of termination, Mr. Kohlberger would be entitled to certain additional benefits in connection with qualifying terminations of employment, including in connection with a change in control.

The following table shows the potential payments upon termination or a change in control of the Company for Mr. Kohlberger assuming such termination occurred on December 31, 2007.

Executive Benefit and Payments Upon Separation	Early Retirement	Voluntary for Good Reason or Involuntary Not For Cause Termination[10]	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)[10]	Disability	Death
Short-Term Incentive:						
Incentive Compensation Plan (ICP)	$1,080,800[1]	$ 0	$0	$ 0	$ 0	$1,080,800[1]
Long-Term Incentives:			$0			
Restricted Shares	$ 241,120[2]	$ 0	$0	$ 241,120[2]	$ 241,120[2]	$ 241,120[2]
Performance-Based Restricted Shares	$ 949,848[2]	$ 0	$0	$1,840,085[2]	$1,840,085[2]	$1,840,085[2]
Benefits:			$0			
Retirement Benefits	$ 439,000[3]	$ 439,000[3]	$0	$1,453,000[4]	$ 439,000[3]	$ 439,000[3]
Health and Welfare Benefits, Life Insurance, Disability, Accident and Survivor Income Plan Coverage, Legal Fees	$ 0	$ 127,412[5]	$0	$ 27,081[6]	$ 0	$ 0
Cash Severance	$ 0	$4,741,557[7]	$0	$2,604,525[8]	$3,530,992[9]	$3,530,992[9]
Excise Tax & Gross-up	$ 0	$ 0	$0	$ 0	$ 0	$ 0

(1) Amounts represent Mr. Kohlberger's actual bonus for 2007 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(3) Amount represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007 Table on page 35 of the present value of benefits payable under the Supplemental Plan calculated based on age and service credit to age 65, payable as an annuity. Mr. Kohlberger would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(4) Amount represents the lump sum present value of benefits payable from both the Supplemental Plan and the Benefit Restoration Plan. The Supplemental Plan amount is calculated based on age and service credit to age 65, payable as a lump sum and represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007 Table on page 35. For the Benefit Restoration Plan, the amount included represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007 Table on page 35 based on the benefit accrued as of December 31, 2007 payable as a lump sum. Mr. Kohlberger would also be entitled to benefits under the Retirement Income Plan on the same basis as other salaried employees.

(5) Amount represents the cost of health and welfare benefits, life insurance and survivor income plan coverage for 29 months (the remaining term of Mr. Kohlberger's contract), plus up to $100,000 in legal fees.

(6) Amount represents the cost of health and welfare benefits, life insurance, disability and accident coverage for 36 months.

(7) Amount represents the product of Mr. Kohlberger's base salary in effect on December 31, 2007 and the highest amount paid to him under the Company's ICP, times three. This amount would be payable in bi-weekly installments over 36 months.

(8) Amount represents the product of Mr. Kohlberger's base salary in effect on December 31, 2007 and the highest annual amount paid to him under the Company's ICP with respect to any three calendar years immediately preceding December 31, 2007 (provided however that the amount of ICP taken into consideration for this purpose is limited to 75 percent of his base salary), times three. This amount would be payable in a lump sum.

(9) Amount represents an amount equal to the sum of Mr. Kohlberger's base salary and annual target in effect under the ICP on December 31, 2007, divided by 12 and multiplied by 29 (the remaining term of Mr. Kohlberger's contract).

(10) Amounts payable under the employment agreement are independent of the amounts payable under the change in control severance agreement described in the text immediately above this table.

Mr. Silcock

On July 20, 2007, the Company entered into an agreement (the "Severance Agreement") with Raymond P. Silcock, Senior Vice President and Chief Executive Officer, which became effective on August 6, 2007, and provides Mr. Silcock with severance payments and benefits in the event that his employment is terminated under certain circumstances, as described in more detail below. The Severance Agreement will remain in effect until August 6, 2010, the third anniversary of the effective date, but in no event will the term of the Severance Agreement be less than two years following a "change in control" of the Company (as defined in the Severance Agreement), if a change in control occurs during the three-year term.

Under the Severance Agreement, if his employment is terminated by the Company, prior to a change in control of the Company, without cause or by Mr. Silcock for "good reason" (as defined in the Severance Agreement), Mr. Silcock will be entitled to receive the following severance payments and benefits: (1) accrued salary and benefits under Company's compensation and benefit plans through the date of termination; (2) a pro-rata bonus under the Company's ICP for the year of termination; (3) severance payments equal to two times the sum of (i) his base salary and (ii) an amount equal to 75 percent of the target bonus in effect as of the date of termination; and (4) continuation of life insurance and group health benefits for a two-year period.

In addition, the Severance Agreement provides that, in the event termination of Mr. Silcock's employment occurs on, in anticipation or contemplation of, or following a change in control of the Company, in lieu of the above, he will be entitled to the following payments and benefits: (1) accrued salary and benefits under Company's compensation and benefit plans through the date of termination; (2) a pro-rata portion of the target annual bonus in effect prior to the date of termination; (3) a lump sum severance payment equal to two times the sum of (i) his base salary and (ii) an amount equal to 100 percent of the actual target annual bonus in effect as of the date of termination or, if greater, such target in effect immediately prior to the change in control; and (4) continuation of life insurance and group health benefits for a two-year period.

Furthermore, the Severance Agreement provides for a tax gross up on any amounts subject to excise taxes under Section 4999 of the Internal Revenue Code of 1986, but only if the aggregate value for golden parachute purposes of all payments and benefits to be received by Mr. Silcock exceeds 110 percent of his "safe harbor amount" (as defined in the Severance Agreement). If the aggregate value of these payments and benefits exceeds the safe harbor amount by 10% or less, the payments and benefits will be reduced to the extent necessary to avoid the imposition of excise taxes.

All payments made to Mr. Silcock under the Severance Agreement will be made in accordance with Section 409A of the Code.

As a condition of receiving severance payments pursuant to the Severance Agreement, Mr. Silcock must execute (and not revoke) a release in favor of the Company and its affiliates, including among other things, an agreement not to sue the Company, its directors, officers and employees and its affiliates over employment-related matters. In addition, Mr. Silcock has agreed to be subject to non-compete, non-solicitation, and confidentiality provisions during the term of the Severance Agreement and for a period equal to the greater of 12-months following termination of employment for any reason, or the period during which he receives severance payments.

Pursuant to the terms of the Supplemental Plan, Mr. Silcock would be entitled to certain benefits following a qualifying termination of employment in connection with a change in control.

The following table shows the potential payments upon termination or a change in control of the Company for Mr. Silcock assuming such termination occurred on December 31, 2007.

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$ 416,250(1)	$0	$ 375,000(2)	$ 0	$416,250(1)
Long-Term Incentives:		$0			
Options	$ 0	$0	$ 87,500(3)	$ 87,500(3)	$ 87,500(3)
Restricted Shares	$ 0	$0	$ 0	$ 0	$ 0
Performance-Based Restricted Shares	$ 0	$0	$ 516,490(4)	$516,490(4)	$516,490(4)
Benefits:	$ 0	$0			
Retirement Benefits	$ 0	$0	$1,102,617(5)	$ 0	$ 0
Health and Welfare Benefits and Life Insurance Coverage	$ 39,341(6)	$0	$ 39,341(6)	$ 0	$ 0
Cash Severance	$2,295,000(7)	$0	$2,745,000(8)	$236,250(9)	$ 0
Excise Tax & Gross-up	$ 0	$0	$1,456,994(10)	$ 0	$ 0

(1) Amounts represent Mr. Silcock's actual bonus for 2007 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. Silcock's prorated target bonus for 2007.

(3) Amount represents the difference between the closing price of Company stock on December 31, 2007 and the exercise price of the accelerated portion of stock options.

(4) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(5) Amount represents the lump sum present value of benefits payable under the Supplemental Plan.

(6) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. Silcock for a period of 24 months.

(7) Amount represents the product of Mr. Silcock's base salary in effect on December 31, 2007 and 75 percent of his full year target under the Company's ICP, times two. This amount would be payable in 24 equal monthly installments.

(8) Amounts represents the product of Mr. Silcock's base salary in effect on December 31, 2007 and 100 percent of his full year target under the Company's ICP, times two. This amount would be payable in a lump sum.

(9) Amount represents six months of base salary.

(10) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described in the text immediately above this table.

Messrs. Butler and Baseler

The Company is party to agreements (individually a "Severance Agreement" and collectively, the "Severance Agreements") with Daniel W. Butler, President of U.S. Smokeless Tobacco Company ("USSTC") and Theodor P. Baseler, President of International Wine & Spirits Ltd. ("IWS"), respectively, (collectively, the "Executives"), effective June 23, 2006, which supersede any and all previous agreements between the Company and each of the Executives, relating to benefits payable upon certain terminations of employment either prior to, in anticipation or contemplation of, or following a change in control of the Company (collectively, the "Prior Agreements"). The Severance Agreements provide the Executives with severance payments and benefits in the event that their employment is terminated under certain circumstances, as described in more detail below. The Severance Agreements will continue for a period of three years, but in no event will the term of the Severance Agreements be less than two years following a "change in control" of the Company (as defined in the Severance Agreements), if a change in control occurs during the three-year term.

Under the Severance Agreements, if the Executives' employment is terminated by USSTC or IWS in the case of Messrs. Butler and Baseler, respectively, prior to a change in control of the Company (or IWS in the case of Mr. Baseler), without cause or by the Executives for "good reason" (as defined in the Severance Agreements), the Executives will be entitled to receive the following severance payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata bonus under the Company's ICP for the year of termination; (3) severance payments equal to two times the sum of (i) the Executives' base salaries and (ii) an amount equal to 75 percent of the target bonus in effect as of the date of termination; and (4) continuation of life insurance and group health benefits for a two-year period. The Severance Agreement also provide that Mr. Baseler will be deemed to be a participant in the Supplemental Plan, regardless of his age and years of service at termination, but that the benefits due under the Supplemental Plan or any other retirement plans will become payable at the time and in the form permitted under the Supplemental Plan and such other retirement plans.

In addition, the Severance Agreements provide that, in the event termination of the Executives' employment occurs on, in anticipation or contemplation of, or following a change in control of the Company (or IWS in the case of Mr. Baseler), in lieu of the above, the Executives will be entitled to the following payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a pro-rata portion of the target annual bonus in effect prior to the date of termination; (3) a lump sum severance payment equal to two times the sum of (i) the Executives' base salaries and (ii) an amount equal to 100 percent of the actual target annual bonus in effect as of the date of termination or, if greater, such target in effect immediately prior to the change in control; and (4) continuation of life insurance and group health benefits for a two-year period.

Furthermore, the Severance Agreements provide that if any of the "total payments" (as defined in the Severance Agreements) are subject to excise taxes imposed by Section 4999 of the Code, the Company will pay to the Executives an additional amount or a gross-up payment such that the net amount retained by the Executives, after deduction of any excise tax on the total payments and any federal, state and local income and employment taxes and excise tax on the gross-up payment, is equal to the total payments. Notwithstanding the foregoing, if the Executives are entitled to the gross-up payment, but the "parachute value" (as defined in the Severance Agreements) of the "total payments" equals or is less than 110 percent of the "safe harbor amount", as defined in the Code, (generally, the maximum amount that could be paid without triggering the excise tax), then the Company will not pay the gross-up payment to the Executives and the total payments will be reduced to the extent necessary to cause the parachute value of such payments, in the aggregate, to be equal to the safe harbor amount.

All payments made to the Executives under the Severance Agreements will be made in accordance with Section 409A of the Code.

As a condition of receiving severance payments pursuant to the Severance Agreements, each of the Executives must execute (and not revoke) a release in favor of the Company and its affiliates, including among other things, an agreement not to sue the Company, its directors, officers and employees and its affiliates over employment-related matters. In addition, the Executives have agreed to be subject to non-compete, non-solicitation and confidentiality provisions during the term of the Severance Agreements and for a period equal to the greater of the 12-month period following termination of employment for any reason, or the period during which the Executives receive severance payments.

Pursuant to the terms of the 2005 LTIP, the material terms of which are described above, the Executives are entitled to accelerated vesting of outstanding equity on specified terminations of employment. Pursuant to the terms of the Retirement Plans and the Supplemental Plan, in addition to being entitled to benefits accrued at the date of termination, the Executives would be entitled to certain additional benefits in connection with qualifying terminations of employment, including in connection with a change in control.

The following tables show potential payments upon termination or a change in control of the Company for Messrs. Butler and Baseler assuming such termination occurred on December 31, 2007.

Mr. Butler

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$1,108,500[(1)]	$0	$1,000,000[(2)]	$ 0	$1,108,500[(1)]
Long-Term Incentives:					
Options	$ 0	$0	$ 822,500[(3)]	$ 822,500[(4)]	$ 822,500[(4)]
Restricted Shares	$ 0	$0	$ 0	$ 0	$ 0
Performance-Based Restricted Shares	$ 0	$0	$3,232,729[(4)]	$3,232,729[(4)]	$3,232,729[(4)]
Benefits:					
Retirement Benefits	$ 0	$0	$3,426,000[(5)]	$ 0	$ 0
Health and Welfare Benefits and Life Insurance Coverage	$ 39,485[(6)]	$0	$ 39,485[(6)]	$ 0	$ 0
Cash Severance	$2,500,000[(7)]	$0	$3,000,000[(8)]	$ 250,000[(9)]	$ 0
Excise Tax & Gross-up	$ 0	$0	$3,570,023[(10)]	$ 0	$ 0

(1) Amounts represent Mr. Butler's actual bonus for 2007 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. Butler's target bonus.

(3) Amount represents the difference between the closing price of Company stock on December 31, 2007 and the exercise price of the accelerated portion of stock options.

(4) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(5) Amount represents the lump sum present value of benefits payable under the Supplemental Plan. Mr. Butler would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(6) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. Butler for a period of 24 months.

(7) Amount represents the product of Mr. Butler's base salary in effect on December 31, 2007 and 75 percent of his target under the Company's ICP, times two. This amount would be payable in 24 equal monthly installments.

(8) Amount represents the product of Mr. Butler's base salary in effect on December 31, 2007 and 100 percent of his target under the Company's ICP, times two. This amount would be payable in a lump sum.

(9) Amount represents six months of base salary.

(10) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described in the text immediately above this table.

Mr. Baseler

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$ 751,200[(1)]	$0	$ 600,000[(2)]	$ 0	$ 751,200[(1)]
Long-Term Incentives:		$0		$ 0	
Stock Options	$ 0	$0	$ 0	$ 0	$ 0
Restricted Shares	$ 0	$0	$ 180,840[(3)]	$ 180,840[(3)]	$ 180,840[(3)]
Performance-Based Restricted Shares	$ 0	$0	$1,185,582[(3)]	$1,185,582[(3)]	$1,185,582[(3)]
Benefits:		$0			
Retirement Benefits	$1,446,000[(4)]	$0	$2,146,000[(5)]	$ 0	$ 0
Health and Welfare Benefits and Life Insurance Coverage	$ 39,191[(6)]	$0	$ 39,191[(6)]	$ 0	$ 0
Cash Severance	$1,787,600[(7)]	$0	$2,087,600[(8)]	$ 221,900[(9)]	$ 0
Excise Tax & Gross-up	$ 0	$0	$ 0[(10)]	$ 0	$ 0

(1) Amounts represent Mr. Baseler's actual bonus for 2007 which would become payable in the event of such termination at the same time as bonuses are paid to other employees for the performance period.

(2) Amount represents Mr. Baseler's target bonus.

(3) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(4) Amount represents the lump sum present value of benefits payable under the Supplemental Plan. Mr. Baseler would also be entitled to benefits under the Retirement Plans on the same basis as other salaried employees.

(5) Amount represents the lump sum present value of benefits payable from both the Supplemental Plan and the Benefit Restoration Plan. Under the Supplemental Plan, the present value is calculated using the applicable percentage for age 55, service and compensation through December 31, 2007 and is payable in a lump sum. For the Benefit Restoration Plan, the amount included represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007. Table on page 35 based on the benefit accrued as of December 31, 2007 payable as a lump sum. Mr. Baseler would also be entitled to benefits under the Retirement Income Plan on the same basis as other salaried employees.

(6) Amounts represent the cost of providing health and welfare benefits and life insurance coverage to Mr. Baseler for a period of 24 months.

(7) Amount represents the product of Mr. Baseler's base salary in effect on December 31, 2007 and 75 percent of his target under the Company's ICP, times two. This amount would be payable in 24 equal monthly installments.

(8) Amount represents the product of Mr. Baseler's base salary in effect on December 31, 2007 and 100 percent of his target under the Company's ICP, times two. This amount would be payable in a lump sum.

(9) Amount represents six months of base salary.

(10) Amount represents an estimate of the excise tax that would potentially become payable under Section 4999 of the Internal Revenue Code of 1986, as amended, plus the "gross-up payment" described in the text immediately above this table.

Mr. Patracuolla

The Company is party to an agreement with Mr. Patracuolla, which became effective on July 31, 2006, and which provides Mr. Patracuolla with severance payments and benefits in the event that his employment is terminated under certain circumstances following a "change in control" of the Company, as defined in the agreement and as described in more detail below. The initial one-year term of Mr. Patracuolla's agreement is automatically renewed for successive one-year periods, unless the Company gives written notice that it will not be extended. However, in no event will the term of the agreement be less than two years following a change in control of the Company which occurs during the term.

Mr. Patracuolla's agreement provides that in the event that the termination of Mr. Patracuolla's employment occurs following a change in control of the Company for any reason other than death, "disability" or "cause" or if he terminates his employment for "good reason" (as such terms are defined in the agreement), Mr. Patracuolla will be entitled to the following payments and benefits: (1) accrued salary and benefits under the Company's compensation and benefit plans through the date of termination; (2) a lump sum severance payment equal to three times the sum of (i) his then-current base salary or, if greater, his base salary in effect immediately prior to the change in control plus (ii) the highest ICP payment made to him in any of the preceding three calendar years, provided that the such ICP amount is capped at 75 percent of base salary for this purpose; and (3) continuation of life, disability and accident insurance and group health benefits for a three-year period.

Mr. Patracuolla's agreement provides that he will receive the greater of (i) the amount equal to the total payments and benefits he is entitled to receive upon a qualifying termination following a change in control of the Company, reduced by the imposition of any excise taxes and (ii) the amount equal to 2.99 times his Code Section 280G base amount.

Pursuant to the terms of the 2005 LTIP, the material terms of which are described above, Mr. Patracuolla is entitled to accelerated vesting of outstanding equity on specified terminations of employment. Pursuant to the terms of the Retirement Plans and the Supplemental Plan, in addition to being entitled to benefits accrued at the date of termination, Mr. Patracuolla would be entitled to certain additional benefits in connection with qualifying terminations of employment, including in connection with a change in control.

All payments made to Mr. Patracuolla under the agreement will be made in accordance with Section 409A of the Code.

The following table shows potential severance payments under Mr. Patracuolla's agreement assuming a change in control and qualifying termination occurred on December 31, 2007.

Executive Benefit and Payments Upon Separation	Voluntary for Good Reason or Involuntary Not For Cause Termination	For Cause Termination	Voluntary for Good Reason Termination (Change in Control)	Disability	Death
Short-Term Incentive:					
Incentive Compensation Plan (ICP)	$0	$0	$ 450,000[1]	$ 0	$ 0
Long-Term Incentives:	$0	$0		$ 0	$ 0
Stock Options	$0	$0	$ 0	$ 0	$ 0
Restricted Shares	$0	$0	$ 685,000[2]	$685,000[2]	$685,000[2]
Performance-Based Restricted Shares	$0	$0	$ 427,117[2]	$427,117[2]	$427,117[2]
Benefits:	$0	$0			
Retirement Benefits	$0	$0	$1,801,000[3]	$ 0	$ 0
Health and Welfare and Life Insurance Coverage	$0	$0	$ 59,814[4]	$ 0	$ 0
Cash Severance	$0	$0	$1,837,500[5]	$175,000[6]	$ 0
Excise Tax & Gross-up	$0	$0	$ 0	$ 0	$ 0

(1) Amount represents Mr. Patracuolla's target bonus.

PROXY

(2) Amount represents the value of the accelerated portion of restricted shares using the closing price of Company stock on December 31, 2007.

(3) Amount represents the lump sum present value of benefits payable from both the Supplemental Plan and the Benefit Restoration Plan. Under the Supplemental Plan, the present value is calculated using the applicable percentage for age 55, service and compensation through December 31, 2007 and is payable in a lump sum. For the Benefit Restoration Plan, the amount included represents the incremental value over the amount disclosed in the Pension Benefits at December 31, 2007 Table on page 35 based on the benefit accrued as of December 31, 2007 payable as a lump sum. Mr. Patracuolla would also be entitled to benefits under the Retirement Income Plan on the same basis as other salaried employees.

(4) Amounts represent the cost of providing health and welfare benefits and life insurance, disability and accident coverage to Mr. Patracuolla for a period of 36 months.

(5) Amount represents the product of Mr. Patracuolla's base salary in effect on December 31, 2007 plus the highest amount paid under the ICP in the preceding three years (not to exceed 75 percent of base salary), times three. This amount would be payable as a lump sum.

(6) Amount represents six months of base salary.

Compensation of Directors

Because of the challenges associated with attracting and retaining qualified independent, non-management directors to serve on the Board of Directors of companies in our industry, the Company's philosophy is to set non-management director annual compensation at the 75th percentile of the comparator group companies listed in the Compensation Discussion and Analysis. The non-management director compensation program was significantly amended in 2005 to more closely align the program with best practices identified in the Report of the National Association of Corporate Directors Blue Ribbon Commission on Director Compensation (the "NACD Blue Ribbon Report"). In accordance with the best practices recognized in the NACD Blue Ribbon Report, the Company's non-management director compensation is focused on equity and cash and, as described below, the UST Inc. Nonemployee Directors' Retirement Plan was closed to new participants effective March 1, 2005.

Under the current non-management director compensation program, such directors receive a monthly cash retainer of approximately $6,420 ($77,000 annually) and an annual award on the first business day following each annual meeting, with a dollar value at the date of grant of $75,000, that is paid in shares of Company common stock under the 2005 LTIP in accordance with the non-management directors' deferral elections. As such, the number of shares awarded varies depending upon the market price of the Company's common stock on the grant date. In 2007, in connection with this annual award, each non-management director was awarded 1,331 shares. In addition, non-management directors are awarded shares of Company common stock for each meeting of the Board attended and each Board committee meeting attended, respectively. Prior to September 1, 2007, non-management directors were awarded, under the 2005 LTIP, 50 shares and 40 shares of Company common stock for each meeting of the Board attended and each Board committee meeting attended, respectively. In order to eliminate the impact of stock price variability on the valuation of Board and Board committee meeting fees, effective September 1, 2007, the compensation program for non-management directors was modified such that non-management directors receive awards of Company common stock for each meeting of the Board and each Board committee meeting attended having a grant date fair value of $2,600 and $2,100, respectively. Once awarded, dividends on these shares are paid to non-management directors and all shares may be voted. During 2007, the following number of meetings were held: Board of Directors (12), Audit Committee (12), Compensation Committee (9), Nominating & Corporate Governance Committee (9), and Strategic Review Committee (5). The chairs of the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee also receive an annual fee of $10,000, $7,000 and $7,000, respectively. Furthermore, non-management directors are reimbursed for reasonable expenses they incur in connection with the performance of their services to the Company as members of the Board and its committees. Employee directors receive no additional compensation for their services as directors. Additional information on the restricted stock holdings and deferred compensation stock units attributable to the Company's non-management directors is set forth in the footnotes to the Director Compensation — Year Ended December 31, 2007 table on page 40.

Prior to May 3, 2005, the Company maintained the UST Inc. Nonemployee Directors' Restricted Stock Award Plan (the "Directors' Restricted Stock Plan"). The Directors' Restricted Stock Plan provided for the automatic award to each non-management director of 50 shares of restricted stock for each meeting of the Board attended and 40 shares of restricted stock for each Board committee meeting attended. The shares of restricted stock awarded under the Directors' Restricted Stock Plan vest on the third anniversary of the grant date. Once awarded and during the vesting period, dividends on restricted shares were paid to non-management directors and all shares could be voted; however, ownership could not be transferred until service on the Board terminated. Unvested shares granted under the Directors' Restricted Stock Plan are forfeited in the event of a voluntary resignation or refusal to stand for reelection, but vesting is accelerated in the event of change in control, death, disability or retirement from service as defined in the Directors' Restricted Stock Plan. Upon stockholder approval of the 2005 LTIP, the Directors' Restricted Stock Plan was replaced by the 2005 LTIP.

Pursuant to guidelines adopted by the Board, non-management directors are required to hold Common Stock with an aggregate value of five times the annual cash retainer amount (Common Stock with a total value of $385,000). Effective April 5, 2005, under the UST Inc. Director Deferral Program, non-management directors who have met their holding requirements may elect to defer up to 100 percent of their annual 2005 LTIP stock awards. Annual stock awards made to non-management directors who have *not* met the holding requirement with respect to the Common Stock are deferred automatically under the UST Inc. Directors' Deferral Program to the extent that such holding requirements have not been met. The deferred portion of any annual stock award will be denominated in phantom shares and issued in shares of Common Stock as soon as practicable after the earliest occurring payout event, including a non-management director's separation from service, disability, death, change in control or a qualified hardship (in each case as defined in Section 409A of the Code).

The Company also maintains the UST Inc. Nonemployee Directors' Retirement Plan (the "Directors' Retirement Plan), a nonqualified, non-funded plan that applies to non-management directors (who are not former employees of the Company), whose service as such includes periods beginning on or after January 1, 1988, and whose service equals or exceeds 36 months. Under the terms of the Directors' Retirement Plan, an eligible director will receive one-twelfth of 75 percent of his or her highest annual compensation (including the cash retainer, committee chair fees and the value of all restricted stock and Common Stock awards paid for Board and Board committee meeting fees) each month, beginning at age 65 (or such later date upon which occurs his or her termination of service to the Board) and continuing over a period equal to the shorter of his or her period of service or 120 months.

The Directors' Retirement Plan also provides for payment of these benefits to a deceased director's spouse in the event of a director's death either prior to or subsequent to a director's cessation of service. As of March 1, 2005, the Directors' Retirement Plan was closed to new non-management directors first elected to the Board after such date.

In addition, prior to March 1, 2005, the Company maintained the UST Inc. Directors' Supplemental Medical Plan (the "Directors' Medical Plan"), a self-insured medical reimbursement plan that applies to non-management directors who are not former employees. The Directors' Medical Plan provided for an additional $7,500 of annual coverage for each participant for reasonable, medically-related expenses above the participant's basic medical plan coverage. The Company also made available to the non-management directors up to $12,500 annually in tax and financial planning services. After retirement from the Board, the Directors' Medical Plan and financial planning services continued for a period equal to the retired director's period of service on the Board, except that the financial planning services were provided in the amount of $6,500 annually. The Board determined to discontinue the Directors' Medical Plan and the provision for tax and financial planning reimbursements as of March 1, 2005, except for Mr. Edward H. DeHority, Jr. who was eligible to retire on that date. Upon his retirement in May 2006, Mr. DeHority's period of coverage and eligibility related to these benefits commenced. Non-management directors will continue to be covered under the Company's group life insurance, accidental death and dismemberment and business travel accident plans during their period of service. Non-management directors can also elect coverage under the Company's medical plans provided that they pay the full per capita cost of such coverage. The Company does not provide any perquisites to non-management directors other than an annual Company wine allowance of up to $5,000 to foster use of the Company's wine products at events supported by such directors.

During 2007, Mr. Gierer received total annual cash compensation in the amount of $350,000, in lieu of the aforementioned compensation arrangements applicable to other non-management directors and in light of his significant equity holdings in the Company. This total annual compensation reflected Mr. Gierer's knowledge of the Company and its businesses and took into consideration the additional time and commitment attendant to the duties of the position of non-executive Chairman. Mr. Gierer did not receive any other compensation with respect to his duties as non-executive Chairman of the Board. Mr. Gierer retired from the Company as of December 31, 2006 pursuant to the early retirement provisions of the Retirement Plans and the Supplemental Plan, described above in Compensation Discussion and Analysis — Components of the Executive Compensation Program — Defined Benefit and Defined Contribution Pension Plans, beginning on page 24. During 2007, Mr. Gierer received the following payments from the Company's pension plans: Pension Plan: $117,092; Restoration Plan: $747,636; and Supplemental Plan: $140,925. Furthermore, Mr. Gierer's prior employment agreement with the Company was terminated effective December 31, 2006, when Mr. Gierer retired from his executive positions with the Company, and no payments were made on account of the termination of such agreement. In addition, during 2007 the Company paid to Mr. Gierer a retention bonus in accordance with the terms of a retention bonus agreement entered into and effective November 3, 2005 and previously disclosed by the Company.

Director Compensation — Year Ended December 31, 2007

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][6]	Option Awards ($)[6]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
John D. Barr	77,000	140,576	-	-	88,285	-	305,861
John P. Clancey	84,000	176,558	-	-	215,758	-	476,316
Patricia Diaz Dennis	77,000	175,110	-	-	128,095	-	380,205
Vincent A. Gierer, Jr	350,000	-	-	-	-	-	350,000
Joseph E. Heid	87,000	186,487	-	-	153,119	-	426,606
Patrick J. Mannelly[5]	25,667	26,088	-	-	-	-	51,755
Peter J. Neff	84,000	153,955	-	-	93,936	-	331,891
Andrew J. Parsons	77,000	165,777	-	-	-	-	242,777
Ronald J. Rossi	77,000	189,616	-	-	148,031	-	414,647

(1) Amounts in this column include all cash compensation paid to each non-management director during the year ended December 31, 2007. With the exception of Mr. Gierer, each non-management director receives a monthly cash retainer of approximately $6,420 (or $77,000 annually). Mr. Gierer received $350,000 in connection with his service as non-executive Chairman of the Board from January 1, 2007 through December 31, 2007. In addition, the Company pays annual committee chair fees of $10,000 to the Audit Committee chair (Mr. Heid) and $7,000 each to the Compensation Committee chair (Mr. Neff) and the Nominating and Corporate Governance Committee chair (Mr. Clancey). The committee chair fees are also paid monthly.

(2) Amounts reflect the compensation expense recognized in the Company's financial statements in 2007 for non-management director stock-based awards granted in and before 2007, in accordance with SFAS No. 123(R). As such, these amounts do not correspond to the compensation actually realized by each director for the period. See Note 12 — *Share-Based Compensation* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used to value shares of restricted stock and common stock granted to non-management directors. This column also includes the compensation expense associated with annual awards deferred under the UST Inc. Director Deferral Program. There were a total of 3,440 restricted shares outstanding at December 31, 2007 with an aggregate grant date fair value of $175,131, the last of which will vest in April 2008. In addition, as of December 31, 2007, there were 30,252 shares, which directors have elected to defer under a deferred compensation plan, with an aggregate

grant date fair value of $1,465,745. All shares and units issued under the non-management director compensation program have been issued under the 2005 LTIP which, as of August 2, 2007, defines "fair market value" as the closing price of the Company's common stock as reported on the NYSE on the date an award is granted. For awards granted during 2007 prior to August 2, 2007, grant date fair value was calculated based on the average of the high and low market price of the Company's common stock on the date of grant.

(3) Amounts reflect the aggregate increase in the actuarial present value of the accumulated benefit for each non-management director that is eligible to participate in the UST Inc. Nonemployee Directors' Retirement Plan. The calculated increase in the accumulated benefit was computed using the same measurement date and assumptions used for the Company's December 31, 2007 financial statements and footnote disclosures, assuming retirement at the earliest date an individual is eligible to retire with unreduced benefits and current compensation levels. See Note 14 — *Employee Benefit and Compensation Plans* to the Company's December 31, 2007 consolidated financial statements in its Annual Report on Form 10-K for further information on the assumptions used. This column includes amounts which the non-management director may not become entitled to receive because such amounts are not yet vested. As this plan was closed to non-management directors first elected to the Board after March 1, 2005, there are no amounts attributed to Messrs. Gierer, Mannelly or Parsons.

(4) Total perquisites for each non-management director approximate $5,000 or less and the annual imputed income for group term life insurance provided by the Company to each director is $67, with the exception of Mr. Gierer, who did not have group term life insurance provided by the Company.

(5) Mr. Mannelly did not stand for re-election at the 2007 Annual Meeting, therefore, amounts disclosed are for awards and fees earned from January 2007 to April 2007.

(6) Outstanding equity awards as of December 31, 2007, by non-management director:

Name	Outstanding Shares of Restricted Stock (#)	Aggregate Grant Date Fair Market Value ($) - Restricted Stock	Options Outstanding (#)	Aggregate Grant Date Fair Market Value ($) - Options Outstanding
John D. Barr	400	20,442	2,785	14,068
John P. Clancey	520	26,508	10,285	59,743
Patricia Diaz Dennis	690	35,039	4,285	21,253
Vincent A. Gierer	-	-	480,300[1]	2,278,822
Joseph E. Heid	690	35,039	1,285	8,263
Patrick J. Mannelly	-	-	-	-
Peter J. Neff	450	23,064	5,785	32,803
Andrew J. Parsons	-	-	-	-
Ronald J. Rossi	690	35,039	1,285	8,263

(1) Mr. Gierer did not receive any equity awards while serving as a non-management director. The number of options outstanding reflect awards granted to Mr. Gierer prior to his retirement as Chief Executive Officer on December 31, 2006.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") oversees on behalf of the Board (1) the integrity of the Company's financial statements and financial reporting processes, as well as the integrity of the Company's systems of internal accounting and financial controls; (2) the Company's compliance with legal and regulatory requirements; (3) the qualifications, independence and performance of the Company's independent auditors; and 4) the performance of the Company's internal audit function.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2007.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States. In addition, the Committee has reviewed and discussed the independent auditors' independence including the matters in the written disclosures required by the Independence Standards Board; discussed with the independent auditors matters required by the Statement on Auditing Standards 90, "Audit Committee Communications;" and has considered the compatibility of permitted non-audit services performed by the auditors with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In addition, the Committee reviewed and discussed with the independent auditors the report concerning the firm's internal quality control procedures.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

February 20, 2008

Audit Committee
Joseph E. Heid, Chairman
Patricia Diaz Dennis
Andrew J. Parsons
Ronald J. Rossi
Lawrence J. Ruisi

Audit and Non-Audit Fees

The aggregate fees billed for professional services provided to the Company by Ernst & Young LLP ("Ernst & Young"), the Company's independent auditors, for the fiscal years ended December 31, 2007 and December 31, 2006 were as follows:

	2007	**2006**
Audit Fees	**$1,824,000**	$1,751,000
Audit-Related Fees	**136,000**	163,000
Tax Fees	**75,000**	119,000
All Other Fees	**-0-**	-0-
Total	**$2,035,000**	$2,033,000

Audit Fees represent fees for professional services performed in connection with the audit of the Company's annual financial statements, including attestation on the Company's internal control over financial reporting, and the review of the Company's quarterly reports on Form 10-Q filed with the SEC.

Audit-Related Fees were primarily for services related to employee benefit plan audits.

Tax Fees were primarily for professional services performed with respect to tax compliance and tax consulting.

The Audit Committee had considered and determined that the performance of those services other than audit services would not impair Ernst & Young's independence.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during the year in each of four categories of services to the Audit Committee for approval. The Audit Committee pre-approves auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. In accordance with its policy, the Audit Committee has delegated pre-approval authority for audit and non-audit services to Mr. Heid and Mr. Parsons, provided that the estimated fee for any services pre-approved during any period occurring between meetings of the Audit Committee does not exceed $200,000. The members to whom such authority has been delegated must report, for informational purposes only, any pre- approval decisions to the Audit Committee at its next scheduled meeting.

Indebtedness of Management

Since January 1, 2007, none of the Company's directors, executive officers, nominees for election as directors or certain relatives or associates of such persons has been indebted to the Company in an aggregate amount in excess of $120,000 except as noted in the table below, which represents unpaid balances on loans made pursuant to stock option exercises under the terms of the UST Inc. 1992 Stock Option Plan, as previously approved by stockholders, and which has expired with respect to the grant of options. Unpaid balances on such loans are secured by the pledging of the shares with the Company and by the optionee's personal installment promissory note bearing interest at the applicable federal rate in effect under the Internal Revenue Code of 1986, as amended, on the date the loan is made. No new loans have been made to the Company's directors or executive officers on or after July 30, 2002 nor have the loans existing on or prior to July 30, 2002 been modified or renewed.

Name & Principal Position	Largest Aggregate Indebtedness during 2007[1]	Indebtedness as of February 13, 2008[1]
Murray S. Kessler Chairman of the Board and Chief Executive Officer	$106,055	$77,773
Raymond P. Silcock Senior Vice President and Chief Financial Officer	-0-	-0-
Robert T. D'Alessandro Former Senior Vice President and Chief Financial Officer	347,576	-0-
Richard A. Kohlberger Senior Vice President, General Counsel, Secretary and Chief Administrative Officer	150,519	99,126
Daniel W. Butler President, U.S. Smokeless Tobacco Company	-0-	-0-
Theodor P. Baseler President, International Wine and Spirits Ltd.	69,601	44,765
James D. Patracuolla Vice President and Controller	-0-	-0-

(1) Interest rates on loans range from approximately 4 percent to 6 percent.

Policy Governing Related Party Transactions

In recognition of the fact that transactions involving related parties can present potential or actual conflicts of interest or create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders, the Board has adopted a written policy, which provides for the review and approval (or, if completed, ratification) by the Audit Committee (or, in certain circumstances, the Chair of the Audit Committee) of all transactions involving the Company in which a related party is known to have a direct or indirect interest, including transactions required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC. For purposes of this policy, a related party includes: (i) any director or executive officer of the Company or a nominee to become a director of the Company, (ii) any known beneficial owner of more than 5 percent of any class of the Company's voting securities, (iii) any immediate family member of any of the foregoing, or (iv) any firm, corporation or other entity in which any of the foregoing persons holds certain positions, or in which such person (together with certain other persons affiliated with the Company) is known to have a 10 percent or greater beneficial ownership interest. Such transactions may be pursued only if the Audit Committee believes, after considering the matter in good faith that they are in, or are not inconsistent with, the best interests of the Company and its stockholders. Where it is not practicable or desirable to wait for the next meeting of the Audit Committee, the Chair of the Audit Committee is authorized to review the proposed transaction. In such instance, the Chair is required to report on any such transaction to the Audit Committee at its next scheduled meeting.

A copy of the foregoing Policy and Procedures with Respect to Related Person Transactions is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Related Person Transactions Policy."

Proposal No. 2

Selection of Independent Auditors

A Proposal to Ratify the Appointment of Independent Auditors of the Accounts of the Company and its Consolidated Subsidiaries for the Year 2008

The Audit Committee has selected the firm of Ernst & Young LLP ("Ernst & Young"), Certified Public Accountants, as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2008. Ernst & Young has been serving the Company and its subsidiaries in this capacity for many years. The Audit Committee's selection was made in accordance with its charter.

Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if so desired and will be available to respond to appropriate questions.

Ratification of the selection of the Company's independent auditors is not required by any statute or regulation to which the Company is subject or by the Company's By-Laws. If the stockholders do not ratify the selection of Ernst & Young, the appointment of the independent auditors may be reconsidered by the Audit Committee.

The following resolution will be offered at the meeting:

"*RESOLVED,* that the selection, by the Audit Committee of the Board of Directors of the Company, of Ernst & Young LLP as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2008 be, and it hereby is, ratified, confirmed and approved by the stockholders of the Company."

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE FOREGOING RESOLUTION (Proposal No. 2). Your appointed proxies will vote your shares **FOR** Proposal No. 2, unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of the outstanding shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

STOCKHOLDER PROPOSALS

The following Proposal Nos. 3 and 4, which are printed verbatim, have been submitted by stockholders. The names, addresses and shareholdings of the proponents will be furnished upon oral or written request to the Secretary of the Company. For the reasons set forth following the proposals, the Board recommends a vote **AGAINST** Proposal Nos. 3 and 4.

Proposal No. 3

"Special Shareholder Meetings

RESOLVED, Shareholders ask our Board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic average 56%-support in 2007 — including 74%-support at Honeywell (HON) according to Risk Metrics (formerly Institutional Shareholder Services).

The significance of voting yes for this shareholder proposal is highlighted by the fact that our Company adopted annual election of each director starting with the 2008 annual meeting in response to our 64%-support of a shareholder proposal for such annual election.

Nick Rossi, Boonville, Calif., who sponsored a number of proposals on this topic, said the merits of adopting this proposal should also be considered in the context of our Company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- Mr. Gierer, our Chairman, had 21-years director tenure — Independence concern.
- Our directors can still remain on our Board even if 90% of shares vote against each of them.
- We had to marshal an awesome 80% shareholder vote to make at least one key governance change — Entrenchment concern.
- Cumulative voting was not allowed.

- No shareholder right to call a special meeting.

- Each of our directors was designated an "Accelerated Vesting" director due to service on our Board when it accelerated the vesting of stock in order to avoid recognizing the related expense.

- Our Board chose these executive perquisites in 2007 for our Company's wine subsidiary:

  1) Annual wine allowances.

  2) Personal use of Company's aircraft.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Special Shareholder Meetings -
Yes on 3"

COMPANY'S RESPONSE

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THE FOREGOING PROPOSAL (Proposal No. 3).

The Board of Directors does not believe it is appropriate to enable holders of only 10% of our outstanding common stock to have an unlimited ability to call special meetings for any purpose at any time. Enabling a minority of stockholders to call special meetings could impose substantial administrative and financial burdens on the Company, as well as significantly disrupt the conduct of the Company's business by diverting the attention of the members of the Board, senior management and other employees from the operation of the Company.

Consistent with Delaware General Corporation Law, the Company's by-laws provide that a special meeting of stockholders may be called at any time by the Board of Directors, the Chairman or Vice Chairman of the Board of Directors, the Chief Executive Officer, or the President of the Company. This by-law provision is an appropriate corporate governance provision for a public company of our size because it allows the Company's directors or members of senior management, consistent with their fiduciary obligations, to exercise their business judgment to determine when it is in the best interests of stockholders to convene a special meeting. Convening a special meeting of stockholders is an expensive and time-consuming event because of the legal costs in preparing required disclosure documents, printing and mailing costs and the time commitment required of the Board and members of senior management to prepare for and conduct the meeting. The Board believes that special meetings should only be undertaken when the directors, in the exercise of their fiduciary duties, determines that there is an extraordinary matter and/or significant strategic concern that cannot wait until the next annual meeting for consideration by the Company's stockholders.

Contrary to the proponent's suggestion that stockholders are prevented from considering important matters in a timely manner which is adverse to stockholder interests, the provisions of the Company's Restated Certificate of Incorporation, as well as Delaware law, requires that major corporate actions, such as a merger, a consolidation, or a sale of substantially all of the Company's assets, be approved by its stockholders. Also, the Company's Restated Certificate of Incorporation permits stockholders to act by written consent without a meeting. As a result, irrespective of the action taken by the Board of Directors or stockholders with respect to this proposal, stockholders are not precluded absolutely from taking action in between annual meetings, if the action is consented to by stockholders holding a majority of the outstanding common stock.

Also, members of the Company's senior management, as well as its Investor Relations personnel, maintain open lines of communications with large and small stockholders, financial analysts, and shareholder advisory services regarding important issues relating to the Company's business and governance.

PROXY

In addition, the accountability of the directors to the Company's stockholders has been enhanced through the declassification of the Board of Directors which took place last year. The entire Board of Directors is elected annually, allowing stockholders an opportunity to make significant changes in the leadership of the Company, as well as indicate their approval of the Board's actions, each year.

Furthermore, the Company currently intends to take steps to adopt a majority vote standard for the election of directors in uncontested situations in the coming year.

In light of the Board of Director's continuing commitment to ensuring effective corporate governance, as evidenced by the actions described above, the Board of Directors believes that the adoption of this proposal is neither appropriate nor in the best interests of the Company or its stockholders and urges stockholders to vote **AGAINST** it. Your appointed proxies will vote your shares **AGAINST** Proposal No. 3 unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

Proposal No. 4

"Tobacco Companies: Endorse Health Care Principles

WHEREAS: our Company's products are a major, if not the major, contributor to fatal cancers and heart disease.

University of Minnesota Cancer Center researchers report: "users of smokeless tobacco are exposed to higher amounts of tobacco-specific nitrosamines — molecules ... known to be carcinogenic — than smokers."[i] The same study found that smokeless tobacco users were exposed to higher levels of NNK than cigarette smokers and reported that: "NKK is a human carcinogen known to produce lung cancer as well as cancers of the pancreas, nasal mucosa and liver in laboratory animals."[ii]

In 2007, in a "start departure from past practice, the American Cancer Society" redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage." John R. Seffrin, the American Cancer Society's CEO, states: "I believe, if we don't fix the health care system, the lack of access will be a bigger cancer killer than tobacco." He added: "The ultimate control of cancer is as much a public policy issue as it is a medical and scientific issue."[iii]

A 2003 study estimated that one of every 10 cancer patients were uninsured. Health insurance companies are known to provide substantially lower rates to those who do not smoke or use our tobacco products.

Our Company's health care costs are higher in the US because it has to cover employees who use tobacco products. If America had universal health care, these would be covered. Consequently, shareholder revenues are diminished when company finances must cover health care costs many stemming from cancer and other diseases arising from tobacco use.

---

[i] "Snuff Not Safe: Smokeless Tobacco Delivers More of Some Dangerous Carcinogens Then Cigarettes," *Science Daily*, August 10, 2007.

[ii] Ibid.

[iii] John R. Seffrin, quoted in *The New York Times*, 08.31.07

Because access to affordable, comprehensive health care/insurance in most significant social policy issue in America[iv] and has become a central concern in the 2008 presidential campaign:

RESOLVED: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies must account to all their stakeholders vis-à-vis their positions on critical public policy issues, like universal health care, especially tobacco companies because they contribute so much to the health problems of so many. We ask fellow shareholders to support this resolution."

COMPANY'S RESPONSE

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THE FOREGOING PROPOSAL (Proposal No. 4).

The Company does not believe that it should be devoting Company resources to adopting principles of comprehensive health care reform, which while an important issue, is one of national concern. The Company recognizes that there are many views on this subject and options to consider and believes that these issues are best addressed by Congress and the Administration. Moreover, the Company does not agree with certain assertions contained in the Proposal. Accordingly, while the Company is sensitive to the present costs of providing health care insurance, the Company does not believe that it would be appropriate for it to devote to this matter the resources requested by the proponent.

The Company is supportive of fair and equitable health care opportunities for all Americans. In that regard, the Company devotes significant resources to exploring the alternatives available for its employees and to making sure that we provide options to our employees which we believe are appropriate and affordable.

Accordingly, the Board of Directors believes that the adoption of this proposal is not in the best interests of the Company or its stockholders and urges stockholders to vote **AGAINST** it. Your appointed proxies will vote your shares **AGAINST** Proposal No. 4 unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires the Company's directors and officers, including executive officers, and persons who own more than 10 percent of common stock, to file with the SEC and the NYSE initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock. Such persons are also required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 2007, all Section 16(a) filing requirements applicable to such individuals were complied with in a timely manner except for Mr. James D. Patracuolla, whose Form 4 reporting the withholding by the Company of 1,101 shares of Common Stock on September 10, 2007 in order to satisfy a tax obligation in connection with the vesting of a restricted stock award, and Mr. Daniel W. Butler whose Form 4 reporting the withholding by the Company of 714 shares of Common Stock on September 10, 2007 in order to satisfy a tax obligation in connection with

[iv] NBC News/*Wall Street Journal*, Kaiser Foundation Health Tracking Poll, *The New York Times*/CBS News.

the vesting of a restricted stock award were inadvertently filed late due to administrative errors made by the Company.

PROXY

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information, per Schedule 13Gs as of December 31, 2007, regarding all persons which, to the knowledge of the Company, beneficially own 5 percent or more of the outstanding Common Stock.

Name and Address	Shares	Percentage of Outstanding
Capital Research Global Investors[1] 333 South Hope Street Los Angeles, CA 90071	10,833,900	6.9%
Goldman Sachs Asset Management, L.P.[2] 32 Old Slip New York, NY 10005	9,747,726	6.2%
Renaissance Technologies LLC[3] 800 Third Avenue New York, NY 10022	9,710,500	6.2%

(1) Information obtained from Schedule 13G dated as of February 11, 2008 and filed by Capital Research Global Investors ("CRGI"). CRGI reported sole voting power over 8,833,900 shares, and sole dispositive power over 10,833,900 shares.

(2) Information obtained from Schedule 13G dated as of January 30, 2008 and filed by Goldman Sachs Asset Management, L.P. ("GSAM LP"). GSAM LP reported sole voting power over 6,589,378 shares, shared voting power over 286,076 shares, sole dispositive power over 9,442,050 shares, and shared dispositive power over 305,676 shares.

(3) Information obtained from Schedule 13G dated as of February 12, 2008 and filed by Renaissance Technologies LLC ("RT LLC"). RT LLC reported sole voting power over 9,710,500 shares and sole dispositive power over 9,710,500 shares.

INFORMATION RESPECTING PROXIES

Your shares are registered in the name and manner shown on the enclosed form of proxy. Please sign the proxy in the same manner. It is not necessary for you to indicate the number of shares you hold.

Expenses incurred in connection with the solicitation of proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail, or electronically through the Internet, arrangements may be made pursuant to which brokers, bank nominees and other institutional holders of record will distribute at the Company's expense proxies and proxy material to the appropriate beneficial owners, and assistance in the solicitation of proxies from such holders of record will be rendered by Georgeson Inc., New York, New York, for a fee of approximately $21,000.

OTHER BUSINESS

As of March 6, 2008, the Board knows of no other business which will come before the meeting. If any other business shall properly come before the meeting, including any proposal submitted by a stockholder which was omitted from this Proxy Statement in accordance with the applicable provisions of the federal securities laws, your authorized proxies will vote thereon in accordance with their best judgment.

2009 ANNUAL MEETING OF STOCKHOLDERS

If a stockholder wishes to submit a proposal for inclusion in the Proxy Statement prepared for the 2009 Annual Meeting of Stockholders, such proposal must be received by the Secretary at the Company's office no later than November 24, 2008.

In addition, the By-Laws provide that only such business as is properly brought before the Annual Meeting will be conducted. For business to be properly brought before the meeting or nominations to be properly made at the Annual Meeting by a stockholder, written notice must be received by the Secretary not less than 90 days prior to the anniversary date of the immediately preceding Annual Meeting and such notice must contain the information listed under the caption "Director Nomination Procedures" on page 10 of this proxy statement. Accordingly, if a stockholder intends to present a matter at the 2009 Annual Meeting of Stockholders, notice of such must be received by the Secretary at the Company's office no later than February 5, 2009. Notice must be received by such date if the matter is to be considered "timely" under Rule 14a-4(c) of the Securities Exchange Act. A copy of the By-Laws may be obtained by writing to the Secretary.

By order of the Board of Directors,

RICHARD A. KOHLBERGER
Senior Vice President, General
Counsel, Secretary and Chief
Administrative Officer

10K

UST Inc. 2007 Form 10-K

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FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-17506

UST Inc.

(Exact name of registrant as specified in its charter)

Delaware	**06-1193986**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6 High Ridge Park, Building A Stamford, Connecticut	**06905**
(Address of principal executive offices)	(Zip Code)

(203) 817-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock – $.50 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2007, the aggregate market value of Registrant's Common Stock, $.50 par value, held by non-affiliates of Registrant (which for this purpose does not include directors or officers) was $8,479,337,561.

As of February 13, 2008, there were 149,471,457 shares of Registrant's Common Stock, $.50 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain pages of the Registrant's 2008 Notice of Annual Meeting and Proxy Statement — Part III

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1 — Business

General

UST Inc. was formed on December 23, 1986 as a Delaware corporation to serve as a publicly-held holding company for United States Tobacco Company ("USTC"), which was formed in 1911. Pursuant to a reorganization approved by stockholders at the 1987 Annual Meeting, USTC became a wholly-owned subsidiary of UST Inc. on May 5, 1987, and UST Inc. continued in existence as a holding company. Effective January 1, 2001, USTC changed its name to U.S. Smokeless Tobacco Company ("USSTC"). UST Inc., through its direct and indirect subsidiaries (collectively "Registrant" or the "Company" unless the context otherwise requires), is engaged in the manufacturing and marketing of consumer products in the following business segments:

Smokeless Tobacco Products: The Company's primary activities are the manufacturing and marketing of smokeless tobacco products.

Wine: The Company produces and markets premium varietal and blended wines, and imports and distributes wines from Italy.

All Other Operations: The Company's international operations, which market moist smokeless tobacco products, are included in all other operations.

Available Information

The Company's website address is www.ustinc.com. The Company makes available free of charge through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). A free copy of these materials can also be requested via correspondence addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905. The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC.

Operating Segment Data

The Company hereby incorporates by reference the Segment Information pertaining to the years 2005 through 2007 set forth herein in Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 16, Segment Information."

SMOKELESS TOBACCO PRODUCTS

Principal Products

The Company's principal smokeless tobacco products and brand names are as follows:

Moist: ***Copenhagen, Skoal, Red Seal, Husky***

Dry: ***Bruton, CC, Red Seal***

Overview

Through its USSTC subsidiary, the Company is the leading producer and marketer of moist smokeless tobacco products, including its iconic premium brands, *Copenhagen* and *Skoal*, and its value brands, *Red Seal* and *Husky*. The Company's share of the total moist smokeless tobacco category is approximately 60 percent on a volume basis, and 73 percent on a revenue basis, according to data from the Company's Retail Account Data Share & Volume Tracking System ("RAD-SVT") for the 52-week period ended December 29, 2007. The moist smokeless tobacco category continues to be one of the fastest growing established consumer packaged goods categories at retail, according to ACNielsen. This trend is further supported by RAD-SVT information, which indicates that moist smokeless tobacco category growth for 2007 was approximately 7 percent. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Smokeless Tobacco Segment," for additional background information regarding RAD-SVT data.

The vision for the Company's smokeless tobacco business is that its smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction. The Company's primary objective in connection with this vision is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults, primarily smokers, with a secondary objective of competing effectively in every segment of the moist smokeless tobacco category.

While category growth remains the Company's top priority, the Company is committed to competing effectively in every segment of the moist smokeless tobacco category and accelerating profitable volume growth, with the goal of growing as fast as the category. The Company is making progress towards this goal through increased brand building, its premium brand loyalty initiative and increased retail promotional efforts related to price-value products.

The following provides a brief summary of each of the Company's principal moist smokeless tobacco brands and products:

Copenhagen

Introduced in 1822, *Copenhagen* was among the first brands of moist smokeless tobacco available, and today remains the most authentic and best-selling product in the moist smokeless tobacco category, with annual sales at retail exceeding $1 billion. *Copenhagen* is a natural flavor product that features a traditional metal lid and a fiberboard can that carries a made date. *Copenhagen* is available in original fine cut and long cut, as well as *Copenhagen Pouches. Copenhagen* is recognized as the brand of choice for adult consumers who identify with its rugged, individual and uncompromising image. In addition, during 2007, the Company launched *Cope*, an all-new line of premium moist smokeless tobacco products that was developed to broaden the appeal of the Company's *Copenhagen* brand. The *Cope* products are available in three varieties, *Smooth Hickory, Straight* and *Whiskey Blend Flavor.*

Skoal

Skoal, introduced in 1934, is the leading flavored moist smokeless tobacco brand on the market, with current annual retail sales in excess of $1 billion. The brand's broad range of product flavor blends, cuts and formats reflects the Company's continued focus on innovation. *Skoal* is available in fine cut, long cut and two pouch formats – *Skoal Pouches* and *Skoal Bandits.*

Red Seal

A mid-priced brand that offers adult consumers 25 percent more American-grown tobacco per can, *Red Seal* is available in long cut and fine cut varieties.

Husky

The *Husky* brand offers deep discount products for value-conscious adult consumers. *Husky* products are available in long cut and fine cut varieties.

Smokeless Tobacco Products and Health

Reports with respect to the health risks of tobacco products have been publicized for many years, and the sale, promotion and use of tobacco continue to be subject to increasing governmental regulation. In 1986, a Surgeon General's Report reached the judgment that smokeless tobacco use "can cause cancer" and "can lead to nicotine dependence or addiction." Also in 1986, Congress passed the Comprehensive Smokeless Tobacco Health Education Act of 1986, which requires the following warnings on smokeless tobacco packages and advertising: "WARNING: THIS PRODUCT MAY CAUSE MOUTH CANCER," "WARNING: THIS PRODUCT MAY CAUSE GUM DISEASE AND TOOTH LOSS," "WARNING: THIS PRODUCT IS NOT A SAFE ALTERNATIVE TO CIGARETTES." In light of the scientific research taken as a whole, while the Company does not believe that smokeless tobacco has been shown to be a cause of any human disease, the Company does not take the position that smokeless tobacco is safe.

Over the last several years, smokeless tobacco has been the subject of discussion in the scientific and public health community in connection with the issue of tobacco harm reduction. Tobacco harm reduction is generally described as a public health strategy aimed at reducing the health risks to cigarette smokers who have not quit and is frequently discussed in the context of proposals for an overall tobacco regulatory regime. It is reported that approximately 45 million adult Americans continue to smoke, and many have made repeated attempts to quit, including with the use of medicinal nicotine products. There has been an ongoing debate in the scientific and public health community as to what to do for these smokers. One idea that has been debated is to suggest that they switch completely to smokeless tobacco. Many believe that certain smokeless tobacco products pose significantly less risk than cigarettes and therefore could be a potential reduced risk alternative to cigarette smoking. There are others, however, who believe that there is insufficient scientific basis to encourage switching to smokeless tobacco and that such a strategy may result in unintended public health consequences.

From a consumer perspective, data from some surveys indicate that at least 80 percent of smokers believe smokeless tobacco is as dangerous as cigarette smoking. The Company believes that adult cigarette smokers should be provided accurate and relevant information on these issues so that they may make informed decisions about tobacco products. This is especially so in light of data from some surveys that indicate that at least half of the approximately 45 million adult smokers are looking for an alternative. The Company believes that there is an opportunity for smokeless tobacco products to have a significant role in a tobacco harm reduction strategy and, therefore, encourages the debate of this topic.

Legislation and Regulation

As indicated above, in 1986, federal legislation was enacted regulating smokeless tobacco products by, among other things, requiring health warning notices on smokeless tobacco packages and advertising and by prohibiting the advertising of smokeless tobacco products on any medium of electronic communications subject to the jurisdiction of the Federal Communications Commission. A federal excise tax was imposed in 1986, which was increased in 1991, 1993, 1997, 2000 and 2002. Also, in recent years, proposals have been made at the federal level for additional regulation of tobacco products including, among other things, the requirement of additional warning notices, the disallowance of advertising and promotion expenses as deductions under federal tax law, a ban or further restriction of all advertising and promotion, regulation of environmental tobacco smoke and increased regulation of the manufacturing and marketing of tobacco products by new or existing federal agencies. Similar proposals will likely be considered in the future.

On August 28, 1996, the U.S. Food and Drug Administration (the "FDA") published regulations asserting unprecedented jurisdiction over nicotine in tobacco as a "drug" and purporting to regulate smokeless tobacco products as a "medical device." The Company and other smokeless tobacco manufacturers filed suit against the FDA seeking a judicial declaration that the FDA has no authority to regulate smokeless tobacco products. On March 21, 2000, the United States Supreme Court ruled that the FDA lacks jurisdiction to regulate tobacco products. Following this ruling, proposals for federal legislation for comprehensive regulation of tobacco products continue to be considered. Over the years, various state and local governments have continued to regulate tobacco products, including, among other things, the imposition of significantly higher taxes, increases in the minimum age to purchase tobacco products, adult sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements, regulation of environmental tobacco smoke and significant tobacco control media campaigns. Additional state and local legislative and regulatory actions will likely be considered in the future, including, among other things, restrictions on the use of flavorings. The Company is unable to assess the future effects these various actions may have on its smokeless tobacco business. The Company believes that any proposals for additional regulation at the federal, state or local level should recognize the distinct differences between smokeless tobacco products and cigarettes.

In addition to increased regulatory restrictions, the Company is subject to various marketing and advertising restrictions under the Smokeless Tobacco Master Settlement Agreement (the "STMSA"), which the Company entered into in 1998 with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated by various attorneys general. The Company is the only smokeless tobacco manufacturer to sign the STMSA.

Raw Materials

Except as noted below, raw materials essential to the Company's smokeless tobacco business are generally purchased in domestic markets under competitive conditions.

The Company purchased all of its leaf tobacco from domestic suppliers in 2007, as it has for the last several years. Various factors, including the level of domestic tobacco production, can affect the amount of tobacco purchased by the Company from domestic sources. Tobaccos used in the manufacture of smokeless tobacco products are processed and typically aged by the Company for a period of approximately three years prior to their use.

At the present time, the Company believes there is a sufficient supply of leaf tobacco available in the market to satisfy its current and expected production requirements. With the enactment of the Fair and Equitable Tobacco Reform Act of 2004 (the "Tobacco Reform Act") and its repeal of federal tobacco price support and quota programs, tobacco can be grown anywhere in the United States with no volume limitations or price protection or guarantees. As a result, the Tobacco Reform Act has favorably impacted the Company's cost of leaf tobacco purchases since its enactment. However, the continuing availability and the cost of tobacco is dependent upon a variety of factors which cannot be predicted, including, but not limited to, weather, growing conditions, local planting decisions, overall market demands and other factors.

The Company or its suppliers purchase certain flavoring components from foreign sources, which are used in the manufacturing of the Company's smokeless tobacco products. The Company believes there is a sufficient supply of such flavoring components available in the market to satisfy its current and expected production requirements.

Working Capital

The principal portion of the Company's operating cash requirements for this segment relates to its need to maintain significant inventories of leaf tobacco, primarily for the manufacturing of moist smokeless tobacco products, to ensure an aging process of approximately three years prior to manufacture and sale.

Customers

The Company markets its moist smokeless tobacco products throughout the United States principally to wholesalers and retail chain stores. Approximately 35 percent of the Company's gross sales of tobacco products are made to four wholesale customers, one of which, McLane Co. Inc., a national wholesale distributor, accounts for approximately 17 percent of the Company's consolidated revenue. The Company has maintained satisfactory relationships with its customers over the years and expects that such relationships will continue.

Competitive Conditions

The tobacco manufacturing industry in the United States is composed of several domestic companies larger than the Company and many smaller ones. The larger companies primarily concentrate on the manufacturing and marketing of cigarettes; however, in 2006, a major cigarette company entered the smokeless tobacco category through its acquisition of one of the Company's competitors. In addition, certain cigarette companies have begun test marketing smokeless tobacco products and have indicated the intent to continue to expand this activity. The Company is a well established and major factor in the smokeless tobacco sector of the overall tobacco market. Consequently, the Company competes actively with both larger and smaller companies in the marketing of its smokeless tobacco products. Competition also includes both domestic and international companies marketing and selling price-value and deep-discount smokeless tobacco products. The Company's principal methods of competition in the marketing of its smokeless tobacco products include quality, advertising, promotion, sampling, price, product recognition, product innovation and distribution.

WINE

Principal Products

The Company's principal wine brand names are as follows:

Table (produced):	***Chateau Ste. Michelle, Columbia Crest, Conn Creek, Villa Mt. Eden, Northstar, Red Diamond, Distant Bay, Spring Valley, 14 Hands, Snoqualmie, Erath, Stag's Leap Wine Cellars, Cask 23, Fay, S.L.V., Arcadia, Artemis, Karia*** **and** ***Hawk Crest***
Table (imported):	***Tignanello, Solaia, Tormaresca, Villa Antinori*** **and** ***Peppoli***
Sparkling (produced):	***Domaine Ste. Michelle***

Overview

The Company, through its Ste. Michelle Wine Estates subsidiary, is an established producer of premium varietal and blended table wines, with a vision for Ste. Michelle Wine Estates to be recognized as the premier fine wine company in the world. According to ACNielsen, Ste. Michelle Wine Estates was the fastest growing of the ten largest wineries in the United States during 2007, with the Company's wines comprising 6.8 percent of total domestic 750ml units over that period, as compared to 6.2 percent in the prior year.

The Company produces *Chateau Ste. Michelle, Columbia Crest* and other varietal table wines and *Domaine Ste. Michelle* sparkling wine in the State of Washington, all of which are marketed and distributed throughout the United States. Washington state wines continue to gain prominence in the market as evidenced by the fact that volume growth for such wines, where the Company maintains its strong leadership position, outpaced most other major regions during 2007 with a growth rate of 18.9 percent, as reported by ACNielsen. The Company produces and markets California premium wines under the *Villa Mt. Eden* and *Conn Creek* labels. In addition, through the 2007 acquisition of Stag's Leap Wine Cellars, in which the Company holds an 85 percent ownership interest, the Company added the following labels: *Cask 23, Fay,*

S.L.V., Arcadia, Artemis, Karia and *Hawk Crest.* The Company is also a leading producer of Oregon pinot noir premium wines marketed under the *Erath* label. The Company is also the exclusive United States importer and distributor of the portfolio of wines produced by the Italian winemaker Marchesi Antinori, Srl, which includes such labels as *Tignanello, Solaia, Tormaresca, Villa Antinori* and *Peppoli.*

Working Capital

The principal portion of the Company's operating cash requirements for this segment relates to its need to maintain significant inventories in connection with the aging process inherent in the production of wine.

Customers

Approximately 47 percent of the Company's Wine segment gross sales are made to two distributors, with one of these distributors accounting for approximately 32 percent of total wine segment gross sales. Substantially all wines are sold through state-licensed distributors with whom the Company maintains satisfactory relationships.

Legislation and Regulation

It has been claimed that the use of alcohol beverages may be harmful to health. In 1988, federal legislation was enacted regulating alcohol beverages by requiring health warning notices on such beverages. Still wines containing not more than 14 percent alcohol by volume, such as the majority of the Company's wines, are subject to a federal excise tax of $1.07 per gallon for manufacturers, such as the Company, that produce more than 250,000 gallons a year. In recent years, proposals have been made at the federal level for additional regulation of alcohol beverages, including, but not limited to, increases in excise tax rates, modification of the required health warning notices and further regulation of advertising, labeling and packaging. Substantially similar proposals will likely be considered in 2008. Also in recent years, increased regulation of alcohol beverages by various states included, but was not limited to, the imposition of higher excise taxes and advertising restrictions. Additional state and local legislative and regulatory actions affecting the marketing of alcohol beverages will likely be considered during 2008. The Company is unable to assess the future effects these regulatory and other actions may have on the sale of its wines.

Raw Materials

In the production of wine, the Company uses grapes harvested from its own vineyards or purchased from independent growers located in Washington, California and Oregon, as well as bulk wine purchased from other sources. Grapes, whether grown and harvested or purchased under contracts with independent growers are, from time to time, adversely affected by weather and other forces that may limit production. At the present time, the Company believes there is a sufficient supply of grapes and bulk wine available in the market to satisfy its current and expected production requirements.

Competitive Conditions

The Company's principal competition comes from many larger, well-established national and international companies, as well as many smaller wine producers. The Company's principal methods of competition include quality, price, consumer and trade wine tastings, competitive wine judging and advertising.

ALL OTHER OPERATIONS

All Other Operations consists of the Company's international operations, which market moist smokeless tobacco products in select markets. Such operations did not constitute a material portion of the Company's operations in any of the years presented.

ADDITIONAL BUSINESS INFORMATION

Environmental Regulations

Compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect upon the capital expenditures, earnings or competitive position of the Company.

Number of Employees

The Company's average number of employees during 2007 was 4,610.

Trademarks and Patents

The Company markets its consumer products under a number of trademarks and patents. All of the Company's trademarks and patents either have been registered or applications therefore are pending with the United States Patent and Trademark Office.

Seasonal Business

No material portion of the business of any operating segment of the Company is seasonal.

Backlog of Orders

Backlog of orders is not a material factor in any operating segment of the Company.

Item 1A — Risk Factors

Set forth below is a description of certain risk factors which the Company believes may be relevant to an understanding of the Company and its businesses. Stockholders are cautioned that these and other factors may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. See "Cautionary Statement Regarding Forward-Looking Information" included in Part II, Item 7 of this Form 10-K.

- ***The Company's product sales and results of operations are subject to economic conditions and other factors beyond the Company's control.***

The Company's future results will be affected by the growth in the smokeless tobacco and wine marketplaces and the demand for the Company's smokeless tobacco and wine products. Factors affecting demand for the Company's products include, among other things, general economic conditions and actions by competitors, as well as the cost of the products to consumers which, in turn, is affected, in part, by the Company's costs in manufacturing such products and the excise taxes payable. Sales volumes of the Company's smokeless tobacco products, particularly premium products, may be impacted by fluctuations in gasoline prices, which have a direct impact on adult consumer disposable income. The impact of fluctuations in gasoline prices on smokeless tobacco product sales volume is relevant due to the fact that a significant amount of the Company's products are sold at locations which also sell gasoline. The Company's quarterly results may also be affected by wholesaler order patterns. Many of these factors are beyond the control of the Company which makes results of operations difficult to predict.

- ***Anticipated cost savings related to Project Momentum may not be achieved.***

The Company's ability to achieve its results of operations target is tied in part to successful implementation of its cost reduction initiative, called Project Momentum, which is designed to create additional resources for growth via operational, productivity and efficiency enhancements. Project Momentum, which commenced during the third quarter of 2006, is expected to ultimately result in targeted annual cost savings of at least

$150 million within its first three years. While the Company believes these cost reductions will be achieved, the Company cannot guarantee the success of the initiative. If Project Momentum is not successful, the Company's results of operations could be adversely affected.

- ***Fire, violent weather conditions and other disasters may adversely affect the Company's operations.***

A major fire, violent weather conditions or other disasters that affect the Company's manufacturing facilities, or its suppliers or vendors, could have a material adverse effect on the Company's operations. Although the Company believes it has adequate amounts of available insurance coverage and sound contingency plans for these events, a prolonged interruption in the Company's manufacturing operations could have a material adverse effect on its ability to effectively operate its business.

- ***Company product sales are subject to customer concentration risk.***

Over the past three years, sales to one wholesale customer in the Smokeless Tobacco segment have averaged approximately 17 percent of annual Smokeless Tobacco segment sales, while sales to two distributors in the Wine segment have averaged 48 percent of annual Wine segment sales. No other customer accounted for 10 percent or more of Smokeless Tobacco segment or Wine segment sales over the three-year period. The loss of any of these customers, or a significant decline in sales orders from any of these customers, could have an adverse affect on the Company's results of operations or financial condition.

- ***Ingredient or product adulteration could harm the integrity and quality of the Company's products, which could negatively impact consumer perception of the Company's brands and have an adverse effect on the sale of the Company's products.***

The success of the Company's brands is dependent upon the quality of those brands and the positive perception that consumers have of such brands. Adulteration, whether arising accidentally or through deliberate third-party action, could harm the quality of the Company's products and may result in reduced sales of the affected products, or have an adverse ancillary effect on the Company's other products, which could have an adverse affect on the Company's results of operations or financial condition.

- ***The Company may not realize the anticipated benefits from acquisitions.***

From time to time, the Company may make acquisitions of other entities. Depending on the nature of the acquired business, integration of such entities into existing operations may present difficulties. As a result, it is possible that the Company may not realize any or all of the expected benefits from acquisitions, such as anticipated synergies, cost savings or increases in net earnings, in a timely manner. In addition, the Company may incur significant costs and management's time and attention may be diverted from existing businesses in connection with the integration of acquired entities. Failure to effectively integrate future acquisitions could have an adverse effect on the Company's results of operations.

- ***The smokeless tobacco category is highly competitive and the Company's volumes and profitability may be adversely affected by consumer down-trading from premium brands to price-value brands or by new entrants into the marketplace.***

The Company faces significant competition in the smokeless tobacco category, both from existing category competitors and new entrants, which may negatively impact premium can volume trends and put pressure on its gross margins. The Company's premium can volume trends have improved, with a shift from declining premium net can volume to growth; however, down-trading to price-value products still exists. The Company recognizes the need for continued premium net can volume growth and is therefore focused on strengthening brand loyalty, developing innovative products and expanding the overall smokeless tobacco category to ensure continued growth in its results of operations.

The Company has been implementing plans which focus on the growth of the smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults and by promoting the convenience of smokeless tobacco relative to cigarettes to attract new adult consumers to the category.

In light of the growth of price-value products, the Company continues to execute plans to increase sales of its premium brands by building and strengthening premium brand loyalty through various promotional programs. These include the introductions of new, differentiated premium products, as well as price-focused initiatives to provide improved value in price sensitive areas of the United States. However, while the Company believes that it is pursuing the right course of action, the Company cannot guarantee the success of these action plans. If the Company's strategy is not successful, total premium can volume may decline and results of operations could be adversely affected.

In 2006, a major cigarette company entered the smokeless tobacco category through its acquisition of one of the Company's competitors. In addition, certain cigarette companies have begun test marketing smokeless tobacco products and have indicated the intent to continue to expand this activity. While there is the possibility that such actions may have the effect of expanding the smokeless tobacco category, which could be beneficial to the Company, it is also possible that such actions could be detrimental since it may require the Company to expend significant resources to maintain its premium can volume performance. The Company cannot, at this time, predict with any certainty what effect, if any, such actions may have on the Company and its results of operations.

- ***Fluctuations in the price and availability of tobacco leaf could adversely affect the Company's results of operations.***

Tobacco is the most important raw material in the manufacture of the Company's smokeless tobacco products. The Company is not directly involved in the cultivation of tobacco leaf and is dependent on third parties to produce tobacco and other raw materials that it requires to manufacture its smokeless tobacco products. As with other agricultural commodities, the price of tobacco leaf tends to depend upon variations in weather conditions, growing conditions, local planting decisions, overall market demands or other factors. The Company's inability to purchase tobacco leaf of the desired quality from United States suppliers on commercially reasonable terms, or an interruption in the supply of these materials, in the absence of readily available alternative sources, could have a negative impact on the Company's business and its results of operations.

- ***The Company's continuing ability to hire and retain qualified employees is important to the future success of the Company.***

The environment in which the Company operates, as a smokeless tobacco company, presents challenges not faced by many other consumer products companies. Accordingly, the continuing ability to hire and retain qualified employees who are capable of working in this challenging environment is critical to the Company's success.

- ***The tobacco industry is subject to governmental regulation and other restrictions. In particular, restrictions on tobacco marketing and advertising limit the options available to the Company to market smokeless tobacco products.***

Advertising, promotion and brand building continue to play a key role in the Company's business, with significant expenditure on programs to support key brands and to develop new products. As described above, in 1986, federal legislation was enacted regulating smokeless tobacco products by, among other things, requiring health warning notices on smokeless tobacco packages and advertising and prohibiting the advertising of smokeless tobacco products on any medium of electronic communications subject to the jurisdiction of the Federal Communications Commission. Since 1986, other proposals have been made at both the federal and state level for additional regulation of smokeless tobacco products. These proposals have included, among other things, increased regulation of the manufacturing and marketing of tobacco products by federal and state agencies (including, without limitation, the FDA), the requirement of additional warning notices, a ban or further restriction on advertising and promotion, ingredients and constituent disclosure requirements, restrictions on the use of flavorings, adult sampling bans or restrictions, tax stamping, increasing the minimum purchase age and the disallowance of advertising and promotion expenses as deductions under federal tax law. The regulatory environment in which the Company operates can also be affected by general social and political factors.

Proposals for comprehensive federal regulation of tobacco products will continue to be considered. The Company will support federal regulation that takes into account the distinct differences between smokeless tobacco and cigarettes; allows companies to responsibly manufacture, market and sell high-quality, American-made smokeless tobacco products to tobacco-interested adults and does not stifle competition; and allows tobacco-interested adults to obtain accurate and relevant information regarding all tobacco products.

In addition to increased regulatory restrictions, the Company is subject to various marketing and advertising restrictions under the STMSA, which the Company entered into in 1998 with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated by various attorneys general. The Company is the only smokeless tobacco manufacturer to sign the STMSA. The Company also receives from time to time inquiries from various attorneys general relating to the STMSA and other state regulations in connection with various aspects of the Company's business.

Present regulations and any further regulations, depending on the nature of the regulations and their applicability to the Company and its future plans, could have an adverse effect on the Company's ability to advertise, promote and build its brands and/or to promote and introduce new brands and products and, as such, could have an adverse effect on its results of operations.

- ***The excise taxes on smokeless tobacco products could affect consumer preferences and have an adverse effect on the sale of the Company's products.***

Smokeless tobacco products are subject to significant federal and state excise taxes, which may continue to increase over time. Any increase in the level of federal excise taxes or the enactment of new or increased state or local excise taxes would have the effect of increasing the cost of smokeless tobacco products to consumers and, as such, could affect the demand for, and consumption levels of, smokeless tobacco products in general and premium brands in particular. Furthermore, the current *ad valorem* method of taxation, which is utilized by most states, bases the amount of taxes payable on a fixed percentage of the wholesale price, as opposed to the method used in some other states which tax both premium and price-value brands based on weight. Therefore, the *ad valorem* method of taxation has the inequitable effect of increasing the taxes payable on premium brands to a greater degree than those payable on price-value brands, which further exacerbates the price gap between premium and price-value brands. To the extent that any such actions adversely affect the sale of the Company's products, such actions could have an adverse effect on the Company's results of operations and cash flows.

- ***The Company has ongoing payment obligations under the Tobacco Reform Act and other state settlement agreements.***

In 2007, the Company incurred expenses of approximately $3.6 million, $18.4 million and $4.7 million under the Tobacco Reform Act, the STMSA and other state settlement agreements, respectively. The Company presently expects to continue to incur expenses under the Tobacco Reform Act and other state settlement agreements. Based on information presently available to the Company, the Company does not anticipate that any increases in such expenses to be incurred in the future will have a material adverse effect on the Company. However, the amounts payable in the future cannot be predicted with certainty and may increase based upon, among other things, the relative share of the overall tobacco market held by smokeless tobacco and the Company's share of the moist smokeless tobacco marketplace. It is also possible that the amounts payable under the Tobacco Reform Act will be offset, in part, through reductions in the cost of tobacco, which result from the competitive setting of prices expected to occur as a result of the Tobacco Reform Act.

- ***The Company is subject, from time to time, to smokeless tobacco and health litigation, which, if adversely determined, could subject the Company to substantial charges and liabilities.***

The Company is currently subject to various legal actions, proceedings and claims arising out of the sale, use, distribution, manufacture, development, advertising, marketing and claimed health effects of its smokeless tobacco products. See "Item 3 – Legal Proceedings." The Company believes, and has been so advised by counsel handling the respective cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of such pending litigation will not have a material adverse effect on its consolidated financial results or its consolidated financial position. However, if plaintiffs in these actions were to prevail, the effect of any judgment or settlement could have a material adverse impact on the Company's consolidated financial results in the particular reporting period in which any such litigation is resolved and, depending on the size of any such judgment or settlement, a material adverse effect on the Company's consolidated financial position. In addition, similar litigation and claims relating to the Company's smokeless tobacco products may continue to be filed against the Company in the future. An increase in the number of pending claims, in addition to the risks posed as to outcome, could increase the Company's costs of litigating and administering product liability claims.

- ***The Company could be subject to additional charges and liabilities as it seeks to resolve the remaining antitrust related lawsuits.***

In March 2000, in an action brought by one of the Company's competitors, Conwood Company L.P. ("Conwood Litigation"), alleging violations of the antitrust laws, a significant verdict was rendered against the Company. Following the commencement of this lawsuit, actions were also brought on behalf of direct and indirect purchasers of the Company's products. The Company has paid the verdict and settled the actions brought on behalf of direct purchasers and almost all of the actions brought on behalf of indirect purchasers, with the exception of a purported class action in the State of Pennsylvania, for which the Company believes there is insufficient basis for such a claim. See "Item 3 – Legal Proceedings." Further, the Company has been served in a purported class action attempting to challenge certain aspects of a settlement agreement reached with indirect purchasers in multiple states and seeking additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees. The Company believes that the ultimate outcome of these actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position. However, if plaintiffs were to prevail, beyond the amounts previously accrued, the effect of any judgment or settlement could have a material adverse impact on the Company's consolidated financial results in the particular reporting period in which such action is resolved and, depending on the size of any such judgment or settlement, a material adverse effect on the Company's consolidated financial position.

- ***The Company's wine business is subject to significant competition, including from many large, well-established national and international organizations.***

While the Company believes that it is well positioned to compete based on the quality of its wines and the dedication of its workforce, its overall success may be subject to the actions of competitors in the wine category. Many of these competitors are large, well-established national and international companies with significant resources to support distribution and retail sales. In addition, sales of the Company's wines can be affected by the quality and quantity of imports.

- ***The Company's wine business may be adversely affected by its ability to grow and/or acquire enough high quality grapes for its wines, which could result in a supply shortage. Conversely, the Company's wine business may also be adversely impacted by grape and bulk wine oversupply.***

The adequacy of the Company's grape supply is influenced by consumer demand for wine in relation to industry-wide production levels. While the Company believes that it can grow and/or otherwise secure, through contracts with independent growers, sufficient regular supplies of high quality grapes, it cannot be certain that grape supply shortages will not occur. As grapes grown in the State of Washington account for approximately 92 percent of the Company's harvested and contracted grapes, if eastern Washington state experiences adverse weather conditions, widespread vine disease or other crop damage, fruit availability may be compromised, quality may be negatively impacted and production costs may increase. An increase in production cost could lead to an increase in the Company's wine prices, which may ultimately have a negative impact on its sales.

In cases of significant grape and bulk wine oversupply in the marketplace, the Company's ability to increase or even sustain existing sales prices may be limited.

- ***The Company's wine business may be negatively impacted by an increase in excise taxes or governmental regulations related to alcohol beverages.***

Significant increases in excise or other taxes on alcohol beverages could adversely affect sales of the Company's wine products. Federal, state and local governmental agencies regulate the alcohol beverage industry through various means, including licensing requirements, pricing, labeling and advertising restrictions, and distribution and production policies. New regulations, or revisions to existing regulations, resulting in further restrictions or taxes on the manufacture and sale of alcohol beverages may have an adverse affect on the Company's wine business.

Item 1B — Unresolved Staff Comments

Not applicable.

Item 2 — Properties

All of the principal properties in the Company's operations were utilized only in connection with the Company's business operations. The Company believes that the properties described below at December 31, 2007 were suitable and adequate for the purposes for which they were used, and were operated at satisfactory levels of capacity. All principal properties are owned by the Company, with the exception of certain winery properties, as noted below.

Smokeless Tobacco Products

The Company owns and operates three principal smokeless tobacco manufacturing and processing facilities located in Franklin Park, Illinois; Hopkinsville, Kentucky; and Nashville, Tennessee.

Wine

The Company operates 11 wine-making facilities – seven in Washington state, three in California and one in Oregon. All of these facilities are owned, with the exception of one facility in Washington state that is leased. In addition, in order to support the production of its wines, the Company owns or leases vineyards in Washington state, California and Oregon.

Item 3 — Legal Proceedings

The Company has been named in certain health care cost reimbursement/third-party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

The Company believes that these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a *de minimis* market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

Smokeless Tobacco Litigation

The Company is named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are three individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. These individuals also allege the use of other tobacco products.

In *Matthew Vassallo v. United States Tobacco Company, et al.*, Circuit Court of the 11th Judicial District, Miami-Dade County, Florida (Case No.: 02-28397 CA-20), this action by an individual plaintiff against various smokeless tobacco manufacturers including the Company alleges personal injuries, including cancer, oral lesions, leukoplakia, gum loss and other injuries allegedly resulting from the use of defendants' smokeless tobacco products. Plaintiff also claims nicotine "addiction" and seeks unspecified compensatory damages and certain equitable and other relief, including, but not limited to, medical monitoring.

In *Kelly June Hill, Executrix and Fiduciary of the Estate of Bobby Dean Hill, et al. v. U.S. Smokeless Tobacco Company,* Connecticut Superior Court, Judicial District of Stamford (Docket No. FST-X05-CV-05-4003788-S) this action was brought by a plaintiff individually, as Executrix and Fiduciary of the Estate of Bobby Dean Hill, and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue", allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15,000 and other relief.

The Company believes, and has been so advised by counsel handling the foregoing cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, all such cases are, and will continue to be, vigorously defended.

Antitrust Litigation

Following a previous antitrust action brought against the Company by a competitor, Conwood Company L.P, the Company was named as a defendant in certain actions brought by indirect purchasers (consumers and retailers) in a number of jurisdictions. As indirect purchasers of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class, plaintiffs in those actions allege, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the applicable states, that the Company has violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. In connection with these actions, plaintiffs sought to recover compensatory and statutory damages in an amount not to exceed $75 thousand per purported class member or per class member, and certain other relief. The indirect purchaser actions, as filed, were similar in all material respects.

To date, indirect purchaser actions in almost all of the jurisdictions have been resolved, including those subject to court approval. The Company is named as a defendant in purported class actions in the states of New Hampshire and Pennsylvania, as well as class actions in the states of California and Massachusetts. In September 2007, the Company entered into a Settlement Agreement to resolve the California class action which has been preliminarily approved by the court (See the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007 for additional information). In January 2008, the Company entered into Settlement Agreements to resolve the New Hampshire action and Massachusetts class action, as discussed further below.

In *James Joseph LaChance, et al. v. United States Tobacco Company, et al.*, Superior Court of New Hampshire, Strafford County (No. 03-C-279), on January 31, 2008, the Company entered into a Settlement Agreement, which is subject to court approval, whereby adult consumers in New Hampshire will be eligible to register for the settlement. Also on January 31, 2008, in *In re Massachusetts Smokeless Tobacco Litigation*, Superior Court of Massachusetts, Suffolk County (No. 03-5038 BLS), the Company entered into a Settlement Agreement, which is subject to court approval, whereby adult consumers in Massachusetts will be eligible to register for the settlement. Pursuant to the settlement agreements, the Company will provide each adult consumer in New Hampshire and Massachusetts who registers with coupons redeemable on future purchases of the Company's moist smokeless tobacco products in exchange for a dismissal of the action and a general release. The Company has also agreed to pay all administrative costs of the settlement, attorneys' fees and costs.

Notwithstanding the fact that the Company has chosen to resolve various indirect purchaser actions via settlements, the Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses, and, in the event that any such settlements do not receive final court approval, these actions will continue to be vigorously defended.

In the Pennsylvania action, which is before a federal court in Pennsylvania, the Third Circuit Court of Appeals has accepted the Company's appeal of the trial court's denial of the Company's motion to dismiss the complaint. The Company continues to believe there is insufficient basis for plaintiffs' complaint. For the plaintiffs in the foregoing action to prevail, they will have to obtain class certification. The plaintiffs in the above action also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and it is, and will continue to be, vigorously defended.

In *Jason Feuerabend, et al. v. United States Tobacco Company, et al.*, Circuit Court of Wisconsin, Milwaukee County (No. 02-CV-007124), on December 18, 2007, the court entered a final judgment granting final approval of the settlement, including attorneys' fees and costs, and dismissing the action.

In *Marvin D. Chance, Jr. and Thomas K. Osborn, on behalf of themselves and all others similarly situated v. United States Tobacco Company, et al.*, District Court of Seward County, Kansas (Case No. 02-C-12), counsel for plaintiffs in the settlement of the Kansas class action and New York action filed a motion for an additional amount of approximately $8.5 million in attorneys' fees, expenses and costs, plus interest, beyond the previously agreed-upon amounts already paid by the Company. On August 17, 2007, the court granted plaintiffs' motion and entered judgment against the Company in the amount of approximately $3 million in additional attorneys' fees and expenses, along with prejudgment interest on a portion of the award. On November 19, 2007, the Company filed a Notice of Appeal of the judgment. On November 21, 2007, the Company entered into a Settlement Agreement relating to this additional award whereby the Company agreed to pay $2.8 million and dismiss its appeal in exchange for a satisfaction of judgment. On December 21, 2007, plaintiffs provided a satisfaction of judgment and the court entered an order dismissing the Company's appeal.

In *Robert A. Martin, et al. v. Gordon Ball, et al.*, United States District Court for the Northern District of West Virginia (No. 5:06-CV-85), the Company deemed service of the complaint to have been effective as of July 17, 2006 and filed an Answer. This action was brought by fifteen individual plaintiffs on behalf of themselves and a purported class of persons who filed claims for coupons as part of the Company's settlement of the action entitled *Philip Edward Davis, et al. v. United States Tobacco Company, et al.*, Circuit Court of Jefferson County, Tennessee. The *Martin* plaintiffs allege that the Company breached the Settlement Agreement in the *Davis* action, and has been unjustly enriched, because it failed to distribute to each of the purported class members a denomination of coupons with an aggregate value equal to the aggregate value of the coupons distributed as part of the settlement in another indirect purchaser action. Plaintiffs also allege claims for breach of fiduciary duty, unjust enrichment, and conversion against the counsel who represented the class members in the *Davis* action. Plaintiffs seek additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees.

For the plaintiffs in the foregoing action to prevail, they will have to obtain class certification. The plaintiffs in the above action also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and it is, and will continue to be, vigorously defended.

Item 4 — Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Equity

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol **UST**. As of January 31, 2008, there were approximately 6,633 stockholders of record of the Company's common stock. The table below sets forth the high and low sales prices per share of the Company's common stock, as reported by the NYSE Composite Tape, and the cash dividends per share declared and paid in each quarter during fiscal years 2007 and 2006. The Company has paid cash dividends without interruption since 1912. While the Company expects to continue its policy of paying cash dividends in the future, such policy is subject to annual review and approval by the Company's Board of Directors. Factors that are taken into consideration with regard to the level of dividend payments include the Company's net earnings, capital requirements and financial condition.

	2007			**2006**		
	High	**Low**	**Dividends**	**High**	**Low**	**Dividends**
First Quarter	**$61.17**	**$54.55**	**$0.60**	$43.14	$37.96	$0.57
Second Quarter	**60.58**	**51.25**	**0.60**	45.78	41.10	0.57
Third Quarter	**55.86**	**47.40**	**0.60**	55.06	44.61	0.57
Fourth Quarter	**59.95**	**48.34**	**0.60**	59.49	52.34	0.57
Year	**$61.17**	**$47.40**	**$2.40**	$59.49	$37.96	$2.28

Performance Graph

The following graph compares the total returns for an investment in the Company's common stock over the last five years to the Standard and Poor's ("S&P") 500 Stock Index and the S&P Tobacco Index assuming a $100 investment made on December 31, 2002. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Amoung UST Inc., The S&P 500 Index
And The S&P Tobacco Index



$350
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$100
$50
$0
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UST Inc.
S&P 500
S&P Tobacco

	December 31,					
	2002	2003	2004	2005	2006	2007
UST Inc.	$100.00	$113.31	$161.10	$143.69	$214.87	$211.59
S & P 500	100.00	128.68	142.69	149.70	173.34	182.87
S & P Tobacco	100.00	141.28	169.29	211.93	258.90	310.29

Issuer Purchases of Equity Securities

The following table presents the monthly share repurchases by the Company during the fourth quarter of the fiscal year ended December 31, 2007:

	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of the Repurchase Programs[3]	Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Programs[3]
October 1 – 31, 2007	386,628	$50.94	351,900	7,873,060
November 1 – 30, 2007	2,683,127	$53.91	2,683,127	5,189,933
December 1 – 31, 2007	3,260,174	$56.79	3,260,174	21,929,759
Total	6,329,929	$55.24	6,295,201	

(1) Amounts reported in this column include shares of restricted stock withheld upon vesting to satisfy tax withholding obligations.

(2) The reported average price paid per share relates only to shares purchased as part of the repurchase programs.

(3) In December 2004, the Company's Board of Directors authorized a program to repurchase up to 20 million shares of its outstanding common stock. Share repurchases under this program commenced in June 2005. In December 2007, the Company's Board of Directors authorized a new program to repurchase up to 20 million additional shares of the Company's outstanding common stock. Repurchases under this new program will commence when repurchases under the existing program have been completed, which is expected to be during the first quarter of 2008.

Item 6 – Selected Financial Data

CONSOLIDATED SELECTED FINANCIAL DATA – FIVE YEARS

(Dollars in thousands, except per share amounts)

	2007	2006	2005	2004	2003
Summary of Operations For the Year Ended December 31					
Net Sales	**$1,950,779**	$1,850,911	$1,851,885	$1,838,238	$1,731,862
Cost of products sold (includes excise taxes)	**524,575**	466,088	443,131	412,641	384,487
Selling, advertising and administrative expenses	**529,795**	525,990	518,797	513,570	470,740
Restructuring charges	**10,804**	21,997	-	-	-
Antitrust litigation	**137,111**	2,025	11,762	(582)	280,000
Total costs and expenses	**1,202,285**	1,016,100	973,690	925,629	1,135,227
Gain on sale of corporate headquarters	**105,143**	-	-	-	-
Operating income	**853,637**	834,811	878,195	912,609	596,635
Interest, net	**40,600**	41,785	50,578	75,019	76,905
Earnings from continuing operations before income taxes	**813,037**	793,026	827,617	837,590	519,730
Income tax expense	**292,764**	291,060	293,349	299,538	197,681
Earnings from continuing operations	**520,273**	501,966	534,268	538,052	322,049
Income (loss) from discontinued operations (including income tax effect)	-	3,890	-	(7,215)	(3,260)
Net earnings	**$ 520,273**	$ 505,856	$ 534,268	$ 530,837	$ 318,789
Per Share Data					
Net earnings per basic share:					
Earnings from continuing operations	**$ 3.30**	$ 3.13	$ 3.26	$ 3.26	$ 1.93
Income (loss) from discontinued operations	-	0.02	-	(0.05)	(0.02)
Net earnings per basic share	**3.30**	3.15	3.26	3.21	1.91
Net earnings per diluted share:					
Earnings from continuing operations	**3.27**	3.10	3.23	3.23	1.92
Income (loss) from discontinued operations	-	0.02	-	(0.04)	(0.02)
Net earnings per diluted share	**$ 3.27**	$ 3.12	$ 3.23	$ 3.19	$ 1.90
Dividends per share	**$ 2.40**	$ 2.28	$ 2.20	$ 2.08	$ 2.00
Market price per share:					
High	**61.17**	59.49	56.90	48.97	37.79
Low	**$ 47.40**	$ 37.96	$ 37.59	$ 34.00	$ 26.73
Financial Condition at December 31					
Cash and cash equivalents	**$ 73,697**	$ 254,393	$ 202,025	$ 450,202	$ 433,040
Current assets	**846,274**	998,110	889,554	1,173,133	1,247,966
Current liabilities	**400,174**	300,077	258,778	618,873	521,093
Working capital	**$ 446,100**	$ 698,033	$ 630,776	$ 554,260	$ 726,873
Ratio of current assets to current liabilities	**2.1:1**	3.3:1	3.4:1	1.9:1	2.4:1
Total assets	**$1,487,078**	$1,440,348	$1,366,983	$1,659,483	$1,726,494
Long-term debt[(1)]	**1,090,000**	840,000	840,000	840,000	1,140,000
Total debt	**1,090,000**	840,000	840,000	1,140,000	1,140,000
Stockholders' (deficit) equity	**$ (320,202)**	$ 65,826	$ 75,098	$ 9,565	$ (115,187)
Other Data					
Stock repurchased	**$ 597,738**	$ 200,003	$ 200,038	$ 200,031	$ 150,095
Dividends paid	**$ 378,325**	$ 367,499	$ 361,208	$ 344,128	$ 332,986
Dividends paid as a percentage of net earnings	**72.7%**	72.6%	67.6%	64.8%	104.5%
Return on net sales	**26.7%**	27.3%	28.8%	28.9%	18.4%
Return on average assets	**35.5%**	36.0%	35.3%	31.4%	14.2%
Average number of shares (in thousands) – basic	**157,854**	160,772	163,949	165,164	166,572
Average number of shares (in thousands) – diluted	**159,295**	162,280	165,497	166,622	167,376

(1) The amount reported for 2007 includes $250 million of short-term borrowings which have been classified as long-term, as the Company has both the intent and the ability to refinance such borrowings on a long-term basis.

See Management's Discussion and Analysis and Notes to Consolidated Financial Statements.

10K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

UST INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis of the Company's consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto, included in Part II, Item 8 of this Form 10-K. Herein, the Company makes forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under the "Cautionary Statement Regarding Forward-Looking Information" section presented at the end of MD&A. In addition, the Company has presented certain risk factors relevant to the Company's business in Item 1A in Part I of this Form 10-K.

INTRODUCTION

MD&A is provided as a supplement to the accompanying consolidated financial statements and notes thereto, to assist individuals in their review of such statements. MD&A has been organized as follows:

- **OVERVIEW** – This section provides context for the remainder of MD&A, including a general description of the Company's overall business, its business segments and a high-level summary of the Company-specific and industry-wide factors impacting its operations.

- **RESULTS OF OPERATIONS** – This section provides an analysis of the Company's results of operations for the three years ended December 31, 2007. This section is organized using a layered approach, beginning with a discussion of consolidated results at a summary level, followed by more detailed discussions of business segment results and unallocated corporate items, including interest and income taxes.

- **OUTLOOK** – This section provides information regarding the Company's current expectations, mainly with regard to the next fiscal year, and is organized to provide information by business segment and on a consolidated basis.

- **LIQUIDITY AND CAPITAL RESOURCES** – This section provides an analysis of the Company's financial condition, including cash flows for the three years ended December 31, 2007, the Company's sources of liquidity, capital expenditures, debt outstanding, share repurchase programs, dividends paid on the Company's common stock and the Company's aggregate contractual obligations as of December 31, 2007.

- **OFF-BALANCE SHEET ARRANGEMENTS** – This section provides information regarding any off-balance sheet arrangements that are, or could be, material to the Company's results of operations or financial condition.

- **CRITICAL ACCOUNTING POLICIES AND ESTIMATES** – This section discusses accounting policies that the Company considers to be significant to its financial condition and results of operations, requiring significant judgment and the use of estimates on the part of management in their application.

- **NEW ACCOUNTING STANDARDS** – This section provides information regarding any newly issued accounting standards which have not yet been adopted by the Company.

OVERVIEW

BUSINESS

UST Inc. is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. Through its largest subsidiary, U.S. Smokeless Tobacco Company, the Company is the leading manufacturer and marketer of moist smokeless tobacco products, including iconic premium brands such as *Copenhagen* and *Skoal*, and value brands *Red Seal* and *Husky*. The Company competes with larger and smaller domestic and international companies in the marketing of its moist smokeless tobacco products, including those that market and sell price-value or deep-discount smokeless tobacco products. Competition in the marketing and sales of moist smokeless tobacco products is primarily based upon quality, price, advertising, promotion, sampling, brand recognition and loyalty, packaging, product innovation and distribution.

Through International Wine & Spirits Ltd., the Company produces and markets premium wines sold nationally, via its Ste. Michelle Wine Estates subsidiary, under labels such as *Chateau Ste. Michelle, Columbia Crest, Conn Creek, Villa Mt. Eden, Red Diamond, Distant Bay, 14 Hands, Snoqualmie* and *Erath*. In the third quarter of 2007, through the acquisition of Stag's Leap Wine Cellars, the Company added the following labels: *Cask 23, Fay, S.L.V., Arcadia, Artemis, Karia* and *Hawk Crest*. The Company also produces and markets sparkling wine under the *Domaine Ste. Michelle* label. In addition, the Company is the exclusive United States importer and distributor of the portfolio of wines produced by the Italian winemaker Marchesi Antinori, Srl ("Antinori"), which includes such labels as *Tignanello, Solaia, Tormaresca, Villa Antinori* and *Peppoli*. The Company competes with many larger, well established domestic and international companies in the production, marketing and sales of its wine products, as well as many smaller wine producers. Competition in the marketing and sales of wine is primarily based on quality, price, consumer and trade wine tastings, competitive wine judging, third-party acclaim and advertising.

The Company conducts its business principally in the United States, and its operations are divided primarily into two reportable segments: Smokeless Tobacco and Wine. The Company's international smokeless tobacco operations, which are less significant, are reported as All Other Operations.

In 2006, the Company commenced implementation of a cost-reduction initiative called "Project Momentum," with targeted savings of at least $100 million annually within its first three years. During 2007, the Company finalized plans on various other initiatives under Project Momentum, including, but not limited to, manufacturing operations and the procurement function, which are expected to generate at least $50 million in additional annual savings beyond the original target, resulting in a new savings target of at least $150 million annually, within the original three-year period. The Company believes that Project Momentum is an appropriate initiative from a long-term growth perspective, as it is designed to provide additional financial flexibility, which can be used to address competitive challenges in the smokeless tobacco category, make further investments behind its brands or to increase net earnings. Operating income results in 2007 include the positive contribution realized from this initiative, with certain savings realized earlier than originally planned. Given this progress to date, the Company is confident that it is on track to realize Project Momentum's overall targeted savings within the aforementioned three-year timeframe. See *Consolidated Results - Restructuring Charges* within the *Results of Operations* section below for further information.

The Company's results for 2007 reflected the continued positive impact of its strategic initiatives to accelerate profitable volume growth in both the Smokeless Tobacco and Wine segments. Consolidated net sales of $1.95 billion and diluted earnings per share of $3.27 were both record highs for the Company, representing increases of 5.4 percent and 4.8 percent, respectively, from the corresponding 2006 measures. In 2007, results for the Smokeless Tobacco segment continued to benefit from the Company's category growth efforts aimed at converting adult smokers to moist smokeless tobacco products, along with the impact of its premium brand loyalty initiative and efforts related to price-value brands. These efforts combined to deliver record net can volume in 2007. Results for 2007 were also favorably impacted by the strong performance of the Wine segment, which once again had record case volume, net sales and operating profit. The results for 2007 also reflected increased net sales and operating profit from All Other Operations and cost savings realized in connection with Project Momentum.

SMOKELESS TOBACCO SEGMENT

The Company's vision in the Smokeless Tobacco segment is for its smoke-free products to be recognized by adults as the preferred way to experience tobacco satisfaction. The Company's primary objective in the Smokeless Tobacco segment is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults, primarily smokers, with a secondary objective of competing effectively in every segment of the moist smokeless tobacco category.

Category Growth

Category growth is the Company's top focus, as moist smokeless tobacco is a low incidence category and offers a viable option to adult smokers who are increasingly facing restrictions and are seeking a discreet and convenient alternative. For perspective, the number of adults that smoke is significantly larger than the number of adults that use smokeless tobacco products. As a result, every one percent of adult smokers who converts to moist smokeless tobacco products represents a 7 percent to 8 percent increase in the moist smokeless tobacco category's adult consumer base. The Company views this as essential because consumer research indicates that the majority of new adult consumers who enter the category do so in the premium segment, of which the Company has approximately a 90 percent share.

In addition to advertising initiatives focused on category growth, the Company has utilized its direct mail and one-on-one marketing programs to promote the discreetness and convenience of smokeless tobacco relative to cigarettes to over 4.5 million adult smokers. These programs, which the Company believes have been successful over the past several years, continued during 2007 and the Company intends to continue them in 2008. The success of the category growth initiatives is also impacted by product innovation, as evidenced by the contribution that new products have made to the Smokeless Tobacco segment's results over the past several years. The success of the category growth initiative is further evidenced by the fact that over the past several years, a majority of the new adult consumers that have recently entered the moist smokeless tobacco category first smoked cigarettes and that category growth has accelerated since the inception of the program in 2004. Based on these results, the Company intends to continue its category growth initiatives and is expecting category growth of 5 to 6 percent in 2008.

Competing Effectively

The Company is committed to competing effectively in every segment of the moist smokeless tobacco category by accelerating profitable volume growth, with the goal of growing as fast as the category. The Company is making progress towards this goal through its premium brand loyalty and brand-building initiatives, and also through price-focused efforts related to price-value products. During 2007, net can volume for the Company's moist smokeless tobacco products grew by 4.2 percent, or 3.1 percent on an underlying basis (see *Smokeless Tobacco Segment – Net Sales* within the *Results of Operations* section below for further discussion on underlying volume), in a category that grew 7.1 percent. For perspective, this is an improved performance relative to the category as compared to 2006 when the Company's net can volume for moist smokeless tobacco products increased 1.2 percent compared to overall category growth of 6.3 percent.

Premium Brand Loyalty – While category growth remains the Company's top priority, it has also significantly enhanced its efforts on adult consumer loyalty for its premium moist smokeless tobacco products. The premium brand loyalty plan is designed to minimize migration from premium to price-value products by delivering value to adult consumers through product quality and brand-building efforts, along with promotional spending and other initiatives. As a result of this effort, premium volume has grown on a year-over-year basis for six consecutive quarters, with full-year underlying premium net can volume growing 1.8 percent while market share declines moderated in

2007. See *Smokeless Tobacco Segment – Net Sales* within the *Results of Operations* section below for further discussion on underlying volume. To build upon this success in 2008, the Company plans to further increase its brand-building efforts and will continue to selectively increase spending behind price-based loyalty initiatives. The Company expects that the anticipated 5 to 6 percent category growth in 2008, coupled with continued moderating share declines, will result in underlying premium net can volume growth of approximately 2 percent for the year.

Price-Value Initiatives – The Company's commitment to accelerate profitable volume growth reflects a balanced portfolio approach, which also includes a full complement of marketing support for its price-value products. For example, the Company has implemented plans to expand the distribution and enhance the presence of its *Husky* brand at retail, and to be competitively priced with other deep discount brands. Likewise, additional promotional support was provided on its mid-priced *Red Seal* brand. During 2007, the Company's successful execution of a balanced portfolio approach was clearly evidenced as approximately 12 percent growth in price-value net can volume occurred at the same time as approximately 3 percent growth in premium net can volume.

WINE SEGMENT

The Company's vision in the Wine segment is for Ste. Michelle Wine Estates to be recognized as the premier fine wine company in the world. This is a vision based on continuous improvement in quality and greater recognition through third-party acclaim and superior products. In connection with that vision, the Company aims to elevate awareness of the quality of Washington state wines and increase its prestige to that of the top regions of the world through superior products, innovation and customer focus. In order to achieve these goals, attention is directed towards traditional style wines in the super premium to luxury-priced categories. The Company has made progress towards its vision, as demonstrated by its recent accomplishments. According to ACNielsen, Ste. Michelle Wine Estates was the fastest growing of the ten largest wineries in the United States during 2007. The Company continued to be the category leader for Riesling, based on ACNielsen data, with approximately 33 percent of the domestic Riesling market in 2007, reflecting a 2.6 percentage point increase over the Company's reported 2006 share. In addition, as reported by ACNielsen, volume growth for Washington state wines, where the Company maintained its strong leadership position, outpaced most other major regions during 2007 with a growth rate of approximately 19 percent.

Strategic alliances and acquisitions in the Wine segment outside of Washington state have also been important in enabling the Company to achieve its long-term vision. The alliance with Antinori, to become its exclusive United States importer and distributor, and the purchase of the *Erath* label and winery, both of which occurred in 2006, have broadened the Company's position with respect to the two key wine regions, Tuscany and Oregon. The addition of *Antinori* wines positions the Company as a leader in United States distribution of Tuscan wines, while the addition of Erath establishes the Company as one of the largest producers of Oregon Pinot Noir. The Company also completed the acquisition of Stag's Leap Wine Cellars and its signature Napa Valley, CA vineyards for approximately $185 million, with a 15 percent minority interest held by Antinori California. This acquisition provides additional prestige to the Wine segment's acclaimed portfolio, further strengthens the Company's relationship with Antinori, and is expected to contribute favorably to the segment's continued operating profit growth.

Another key element of the Wine segment's strategy is expanded domestic distribution of its wines, especially in certain account categories such as restaurants, wholesale clubs and mass merchandisers. To that end, the Company remains focused on the continued expansion of its sales force and category management staff.

Discussion of the Company's plans and initiatives in the Smokeless Tobacco and Wine segments is included in the *Outlook* section of MD&A.

RESULTS OF OPERATIONS

(In thousands, except per share amounts or where otherwise noted)

CONSOLIDATED RESULTS

2007 compared with 2006

	Year Ended December 31,		Increase/(Decrease)	
	2007	**2006**	**Amount**	**%**
Net sales	**$1,950,779**	$1,850,911	$ 99,868	5.4
Net earnings	**520,273**	505,856	14,417	2.9
Basic earnings per share	**3.30**	3.15	0.15	4.8
Diluted earnings per share	**3.27**	3.12	0.15	4.8
Gain on sale of corporate headquarters	**105,143**	-	105,143	-
Antitrust litigation charges	**137,111**	2,025	135,086	-
Restructuring charges	**10,804**	21,997	(11,193)	(50.9)

Net Earnings

Consolidated net earnings increased in 2007, as compared to 2006, as a result of increased operating income, the impact of a lower effective tax rate on earnings from continuing operations and lower net interest expense. The Company reported operating income of $853.6 million for 2007, representing 43.8 percent of consolidated net sales, compared to operating income of $834.8 million, or 45.1 percent of consolidated net sales, in 2006. The increase in operating income was favorably impacted by the following:

- A $105 million pre-tax gain recognized in connection with the sale of the Company's corporate headquarters building, which favorably impacted the operating margin percentage by 5.4 percentage points;
- Increased net sales and gross margin in all segments;
- Lower restructuring charges incurred in connection with the Project Momentum initiative, which commenced in the third quarter of 2006 (see *Restructuring Charges* section below). The impact of restructuring charges adversely impacted the operating margin percentage by 0.5 percentage points and 1.2 percentage points in 2007 and 2006, respectively;
- Lower selling, advertising and administrative ("SA&A") expenses in the Smokeless Tobacco segment, which can be traced to the ongoing impact of savings realized under Project Momentum, as well as the resulting overall focus on cost containment; and
- The presence of an extra billing day as compared to 2006, which is described in more detail within the *Smokeless Tobacco Segment – 2007 compared with 2006* section below.

These factors were partially offset by:

- Antitrust litigation charges of $137.1 million in 2007, primarily representing the estimated costs associated with the resolution of indirect purchaser antitrust class actions in the States of Wisconsin, California and Massachusetts, as well as the action in New Hampshire, which adversely impacted the operating margin percentage by 7 percentage points. This compares to a $2 million charge recognized in 2006, which adversely impacted operating margin percentage by 0.1 percentage points; and

- Increased unallocated corporate expenses, primarily due to amortization charges for the below-market short-term lease on its former corporate headquarters building and costs associated with a change in executive management, the aggregate amount of which adversely impacted the operating margin percentage by 0.6 percentage points.

Net earnings for 2006 included after-tax income of $3.9 million from discontinued operations, which resulted from the reversal of an accrual for an income tax-related contingency from the Company's former cigar operations.

Basic and diluted earnings per share for 2007 were $3.30 and $3.27, respectively, an increase of 4.8 percent for each measure as compared to the corresponding comparative measures in 2006. Average basic shares outstanding were lower in 2007 than in 2006 primarily as a result of share repurchases, partially offset by exercises of stock options. Average diluted shares outstanding in 2007 were lower than those in 2006 due to the impact of share repurchases and a lower level of dilutive outstanding options, partially offset by the impact of a comparatively higher average stock price in 2007, as compared to 2006, which effectively increases diluted shares outstanding.

With regard to share repurchases, during 2007, the Company repurchased approximately 11 million shares, or 6.9 percent of its beginning outstanding common shares, for $597.7 million, of which approximately 6.3 million shares were repurchased during the fourth quarter. This repurchase activity was consistent with the Company's announced plans to spend an incremental $300 million on share repurchases, above the previous guidance, during the fourth quarter.

Net Sales

	Year Ended December 31,		Increase/(Decrease)	
	2007	**2006**	**Amount**	**%**
Net Sales by Segment:				
Smokeless Tobacco	**$1,546,638**	$1,522,686	$23,952	1.6
Wine	**354,001**	282,403	71,598	25.4
All Other Operations	**50,140**	45,822	4,318	9.4
Consolidated Net Sales	**$1,950,779**	$1,850,911	$99,868	5.4

The Company reported record consolidated net sales in 2007, with the increase from 2006 attributable to the following:

- Increased case volume for premium wine;
- Net can volume growth for moist smokeless tobacco products, with increases for both premium and price-value products; and
- Improved international results.

Segment Net Sales as a Percentage of Consolidated Net Sales

2007


Wine
18.1%
All other
2.6%
ST*
79.3%

2006


Wine
15.3%
All other
2.4%
ST*
82.3%

*Smokeless Tobacco

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2007	**2006**	**Amount**	**%**
Gross Margin by Segment:				
Smokeless Tobacco	**$1,269,174**	$1,256,156	$13,018	1.0
Wine	**125,202**	99,418	25,784	25.9
All Other Operations	**31,828**	29,249	2,579	8.8
Consolidated Gross Margin	**$1,426,204**	$1,384,823	$41,381	3.0

The consolidated gross margin increase in 2007, as compared to the prior year, was primarily due to higher net sales, partially offset by higher costs of products sold, in all segments.

	Year Ended December 31,		Increase/
	2007	**2006**	**(Decrease)**
Gross Margin as a % of Net Sales by Segment:			
Smokeless Tobacco	**82.1%**	82.5%	(0.4)
Wine	**35.4%**	35.2%	0.2
All Other Operations	**63.5%**	63.8%	(0.3)
Consolidated	**73.1%**	74.8%	(1.7)

The decline in the consolidated gross margin, as a percentage of net sales, was mainly due to a change in segment mix, as case volume for wine, which sells at comparatively lower margins, grew faster than the net can volume for moist smokeless tobacco products. Gross margin percentages within each segment, which are discussed further below, were relatively stable.

Restructuring Charges

The Company recognized $10.8 million in restructuring charges in 2007 related to actions undertaken in connection with Project Momentum. Under this initiative, the Company has now targeted at least $150 million in annual savings to be realized within the three years following its implementation. The following table provides a summary of restructuring charges incurred during 2007, the cumulative charges incurred to date and the total amount of charges expected to be incurred in connection with this initiative for each major cost, by category:

	Restructuring Charges Incurred for The Year Ended December 31, 2007	Cumulative Charges Incurred as of December 31, 2007	Total Charges Expected to be Incurred [1]
One-time termination benefits	**$ 3,184**	$18,809	$19,700 - $21,200
Contract termination costs	**102**	492	400 - 500
Other restructuring costs	**7,518**	13,500	13,400 - 13,800
Total	**$10,804**	$32,801	$33,500 - $35,500

[1] The total cost of one-time termination benefits expected to be incurred under Project Momentum reflects the initiative's overall anticipated elimination of approximately 10 percent of the Company's salaried, full-time positions across various functions and operations, primarily at the Company's corporate headquarters, as well as a reduction in the number of hourly positions within the manufacturing operations. The majority of the total one-time termination benefit costs expected to be incurred in connection with the first $100 million in targeted annual savings were recognized in 2006, with the remainder recognized in 2007, while the charges to be recognized in connection with the additional $50 million in targeted annual savings are expected to be recognized through 2008, with the majority recognized in 2007. The majority of total contract termination costs expected to be incurred were recognized in 2006, with the remainder recognized in 2007. Substantially all of the total other restructuring charges currently expected to be incurred were recognized through the end of 2007, with approximately half of such amounts recognized in each of 2006 and 2007. The remainder of the total other restructuring charges to be incurred are expected to be recognized in 2008. While the Company believes that its estimates of total restructuring charges

expected to be incurred related to the aforementioned $150 million in savings are appropriate and reasonable based upon the information available, actual results could differ from such estimates. Total restructuring charges expected to be incurred currently represent the Company's best estimates of the ranges of such charges; although there may be additional charges recognized as additional actions are identified and finalized. As any additional actions are approved and finalized and costs or charges are determined, the Company will file a Current Report on Form 8-K under Item 2.05 or report such costs or charges in its periodic reports, as appropriate.

One-time termination benefits relate to severance-related costs and outplacement services for employees terminated in connection with Project Momentum, as well as enhanced retirement benefits for qualified individuals. Contract termination costs primarily relate to charges for the termination of operating leases incurred in conjunction with the consolidation and relocation of facilities. Other restructuring costs are mainly comprised of other costs directly related to the implementation of Project Momentum, primarily professional fees, as well as asset impairment charges and applicable costs incurred in connection with the relocation of the Company's headquarters. Primarily all of the restructuring charges expected to be incurred will result in cash expenditures, although approximately $4 million of such charges relate to pension enhancements offered to applicable employees, all of which will be paid directly from the respective pension plan's assets. As of December 31, 2007, the liability balance associated with restructuring charges amounted to $1.7 million. Refer to Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 20, Restructuring," for further information regarding accrued restructuring charges.

2006 compared with 2005

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net sales	$1,850,911	$1,851,885	$ (974)	(0.1)
Net earnings	505,856	534,268	(28,412)	(5.3)
Basic earnings per share	3.15	3.26	(0.11)	(3.4)
Diluted earnings per share	3.12	3.23	(0.11)	(3.4)

Net Earnings

Consolidated net earnings decreased in 2006, as compared to 2005, as a result of lower operating income, partially offset by lower net interest and income tax expenses, as well as income from discontinued operations. The Company reported operating income of $834.8 million for 2006, representing 45.1 percent of consolidated net sales, compared to operating income of $878.2 million, or 47.4 percent of consolidated net sales, in 2005. The decrease in operating income was primarily due to the following:

- Lower net revenue realization per premium can in the Smokeless Tobacco segment;
- Increased costs of products sold in the Wine segment, mainly related to increased case volume;
- The impact of $22 million in restructuring charges incurred in connection with Project Momentum (see *Restructuring Charges* section below), which adversely impacted the operating margin percentage by approximately 1.2 percentage points; and
- Increased SA&A expenses.

These factors were partially offset by:

- Increased case and net can volume in the Wine and Smokeless Tobacco segments, respectively;
- Cost savings realized in connection with Project Momentum, along with the intended ancillary benefit derived from an enhanced focus on cost containment in other areas; and
- Lower charges related to certain states' indirect purchaser antitrust actions.

Net earnings for 2006 included after-tax income of $3.9 million from discontinued operations, which resulted from the reversal of an accrual for an income tax-related contingency related to the Company's former cigar operations. The reversal was due to a change in facts and circumstances in connection with the then anticipated sale of the Company's corporate headquarters.

Basic and diluted earnings per share for 2006 were $3.15 and $3.12, respectively, a decrease of 3.4 percent for each measure as compared to the corresponding comparative measures in 2005. Average basic shares outstanding were lower in 2006 than in 2005 primarily as a result of share repurchases, partially offset by the exercise of stock options. Average diluted shares outstanding in 2006 were lower than those in 2005 due to the impact of share repurchases and a lower level of dilutive outstanding options, partially offset by the impact of a higher average stock price in 2006, as compared to 2005, which has the effect of increasing diluted shares outstanding.

Net Sales

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net Sales by Segment:				
Smokeless Tobacco	$1,522,686	$1,561,667	$(38,981)	(2.5)
Wine	282,403	248,342	34,061	13.7
All Other Operations	45,822	41,876	3,946	9.4
Consolidated Net Sales	$1,850,911	$1,851,885	$ (974)	(0.1)

For the year ended December 31, 2006, consolidated net sales of $1.851 billion were effectively level with those in 2005 reflecting the following:

- Lower net revenue realization per premium can in the Smokeless Tobacco segment;
- Increased net can volume for moist smokeless tobacco products, including a slight increase in premium net can volume;
- Improved case volume for premium wine; and
- Increased international sales of moist smokeless tobacco products.

Segment Net Sales as a Percentage of Consolidated Net Sales

2006


Wine
15.3%
All other
2.4%
ST*
82.3%

2005


Wine
13.4%
All other
2.3%
ST*
84.3%

*Smokeless Tobacco

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Gross Margin by Segment:				
Smokeless Tobacco	$1,256,156	$1,289,212	$(33,056)	(2.6)
Wine	99,418	92,618	6,800	7.3
All Other Operations	29,249	26,924	2,325	8.6
Consolidated Gross Margin	$1,384,823	$1,408,754	$(23,931)	(1.7)

The consolidated gross margin decline, as compared to the prior year, was primarily due to lower net sales in the Smokeless Tobacco segment and higher cost of products sold for the Wine segment and All Other Operations, partially offset by higher Wine segment and All Other Operations net sales.

	Year Ended December 31,		Increase/
	2006	2005	(Decrease)
Gross Margin as a % of Net Sales by Segment:			
Smokeless Tobacco	82.5%	82.6%	(0.1)
Wine	35.2%	37.3%	(2.1)
All Other Operations	63.8%	64.3%	(0.5)
Consolidated	74.8%	76.1%	(1.3)

The decline in the consolidated gross margin, as a percentage of net sales, was mainly due to the following:

- Higher case volume for wine, which sells at lower margins than moist smokeless tobacco products; and
- Lower net revenue realization per premium can in the Smokeless Tobacco segment.

Partially offset by:

- Lower costs per can in the Smokeless Tobacco segment.

Restructuring Charges

The Company recognized $22 million in restructuring charges during 2006 in connection with the implementation of Project Momentum. For additional information regarding Project Momentum, refer to the *Restructuring Charges* within the *2007 compared with 2006* section above.

SMOKELESS TOBACCO SEGMENT

2007 compared with 2006

	Year Ended December 31,		Increase/(Decrease)	
	2007	2006	Amount	%
Net sales	**$1,546,638**	$1,522,686	$ 23,952	1.6
Restructuring charges	**8,230**	19,542	(11,312)	(57.9)
Antitrust litigation	**137,111**	2,025	135,086	-
Operating profit	**715,699**	805,130	(89,431)	(11.1)

Net Sales

The increase in Smokeless Tobacco segment net sales in 2007, as compared to 2006, is due to an increase in both premium and price-value net can volume for moist smokeless tobacco products, driven by the following:

- The Company's continued category growth efforts aimed at converting adult smokers to moist smokeless tobacco products;
- Its promotional spending and other price-focused initiatives related to its premium brand loyalty plan and price-value efforts; and
- The presence of an extra billing day in the fourth quarter, as compared to the prior year, as discussed below.

The impact of increased volume was partially offset by lower net revenue realized per can, which was attributable to:

- An unfavorable shift in overall product mix, with price-value products comprising a larger percentage of total net can volume;

- An unfavorable shift in premium product mix, with lower net can volume for straight stock premium products more than offset by an increase in net can volume for value pack and promotional premium products, the nature of which are described below in further detail; and
- Increased sales incentives, primarily retail buydowns.

The net sales results for 2007 benefited from the presence of an extra billing day in the fourth quarter, as compared to the prior year, since December 31, 2007, the last day of the Company's fiscal year, fell on a Monday. Since the Company's moist smokeless tobacco products are dated for freshness, shipments of the Company's products are scheduled so that they arrive at customer locations on Mondays, which is the point when title passes to the customer and revenue is recognized. While an extra billing day could normally be expected to represent a full extra week of moist smokeless tobacco product shipments, the shipments for the last week of 2007 were below those of a typical week since ordering patterns were adversely impacted by the holidays and there were few sales promotions during this period. Partially offsetting the benefit of the 2007 extra billing day was lower shipments to the military channel due to a supply chain disruption that affected shipments during the fourth quarter of 2007. The source of the disruption was one-time in nature and is not expected to impact volume trends going forward.

Percentage of Smokeless Tobacco Segment Net Sales by Product Category


2007
Price-Value MSTP* 8.5%
Other** 1.2%
Premium MSTP* 90.3%
2006
Price-Value MSTP* 8.1%
Other** 1.2%
Premium MSTP* 90.7%

* Moist smokeless tobacco products

** Includes dry snuff and tobacco seeds

Net sales results for both premium and price-value products include net can sales for standard products, which consist of straight stock and value pack products, as well as pre-pack promotional products. Prior to 2007, only premium standard products included value packs. Straight stock refers to single cans sold at wholesale list prices. Value packs, which were introduced to more effectively compete for and retain value-conscious adult consumers, are two-can packages sold year-round reflecting lower per-can wholesale list prices than wholesale list prices for straight stock single-can products. Pre-pack promotions refer to those products that are bundled and packaged in connection with a specific promotional pricing initiative for a limited period of time.

MSTP Net Can Volume

	Year Ended December 31,		Increase/(Decrease)	
	2007	**2006**	**Amount**	**%**
Net Can Volume (in thousands):				
Premium	**556,909**	541,387	15,522	2.9
Price-Value	**102,124**	91,298	10,826	11.9
Total	**659,033**	632,685	26,348	4.2

Percentage of Total Moist Smokeless Tobacco Products Net Can Volume by Category Segment

2007



Premium MSTP 84.5%
Price-Value MSTP 15.5%

2006



Premium MSTP 85.6%
Price-Value MSTP 14.4%

Overall net can volume for moist smokeless tobacco products increased 4.2 percent in 2007, as compared to 2006, with premium products, primarily *Copenhagen* and *Skoal* products, accounting for approximately 60 percent of the overall volume increase, on an absolute can basis. During the fourth quarter of 2007, overall and premium net can volume for moist smokeless tobacco products increased 7.3 percent and 5.9 percent, respectively. As previously discussed, fourth quarter and full-year results for 2007 benefited from the presence of an extra billing day, partially offset by lower shipments in the military channel as a result of a one-time supply chain disruption. Excluding the impact of these two items, underlying overall net can volume for moist smokeless tobacco products for the fourth quarter and full year of 2007 increased 2.7 percent and 3.1 percent, respectively, as compared to the corresponding prior year periods. This marked the eighth consecutive quarter of overall year-over-year net can volume growth – the fifth consecutive quarter in excess of 2 percent. Underlying premium net can volume increased 1.3 percent in the fourth quarter and 1.8 percent for the full year in 2007, as compared to the same prior year periods. This represented the sixth consecutive quarter of year-over-year premium net can volume growth and reflects the effects of:

- Continued spending on category growth initiatives; and
- Continued execution of the Company's premium brand loyalty plan, which, to a varying extent, has narrowed the price gaps between premium and price-value products on a state-by-state basis.

Net can volume for price-value products includes the *Red Seal* and *Husky* brands. Both full year and fourth quarter 2007 net can volume for the Company's mid-priced *Red Seal* brand reflected mid-single digit growth, as compared to the corresponding 2006 periods. These results reflect the benefit of focused promotional spending for *Red Seal*, with the increase in fourth quarter 2007 net can volume representing the fourth consecutive quarter of low-to-mid single digit growth. Net can volume for the Company's deep discount *Husky* brand increased significantly for both the full year and fourth quarter of 2007, as compared to the same periods for 2006. The strong double-digit net can volume growth sustained by *Husky* throughout 2007 was mainly as a result of the Company's efforts to expand distribution and strengthen *Husky's* retail presence. Both *Red Seal* and *Husky* benefited from the 2007 introduction of value packs. It is important to note that the price-value volume growth of approximately 12 percent experienced in 2007 occurred at the same time as the approximately 3 percent growth in premium volume, reflecting the Company's ability to compete effectively within every segment of the moist smokeless tobacco category.

The Company remains committed to the development of new products and packaging that cover both core product launches and other possible innovations. During the first quarter of 2007, the Company launched *Skoal Citrus Blend* in two forms, Long Cut and Pouches. In addition, during September 2007, the Company launched *Cope*, an all-new line of premium moist smokeless tobacco products that is designed to make the Company's core brand, *Copenhagen*, more approachable for adult smokers. Net can sales for 2007 included approximately 90.1 million cans of new products that were launched nationally within the last three years, representing 13.7 percent of the Company's total moist smokeless tobacco net can volume in 2007. These new products included:

- Three varieties of *Skoal Long Cut**
- Three varieties of *Skoal Pouches**
- *Skoal Bandits* (new and improved)**
- Three varieties of *Cope Long Cut****
- *Copenhagen Long Cut Straight***
- Two varieties of *Husky Fine Cut*
- Various varieties of *Husky Long Cut*

* Includes *Citrus Blend* variety, which was introduced during 2007.

** Product introduced during 2006; *Copenhagen Long Cut Straight* was re-branded as *Cope Straight* in 2007.

*** *Cope* was introduced in September 2007 and is available in *Straight, Smooth Hickory* and *Whiskey Blend.*

In connection with the Company's objective to grow the moist smokeless tobacco category by building awareness and improving the social acceptability of smokeless tobacco products among adult consumers, primarily smokers, the Company's premium portion pack products have demonstrated continued growth. Such products are designed to differentiate the Company's premium brands from competitive products, and to provide more approachable forms and flavors for adult smokers that continue to switch to smokeless tobacco products. Net can volume for these portion pack products, which include *Copenhagen Pouches* and *Skoal Pouches,* as well as new and improved *Skoal Bandits,* posted double digit growth in 2007 for both the fourth quarter and full year, as compared to the corresponding prior year periods, and represented approximately 8 percent of the Company's premium net can volume for the year.

The Company continues its limited marketing of a new product, *Skoal Dry,* in two lead markets, and continues to evaluate the results of this initiative. In keeping with the objective to improve smokeless tobacco's social acceptability, this product, also aimed at converting adult smokers, is designed to be spit-free. Over the course of the past 18 months, several similar competitive, spit-free products, referred to as "snus," have also been introduced in select domestic markets. As all of these dry, spit-free products have substantially different attributes than traditional moist smokeless tobacco products, the volume associated with these launches has been largely incremental to the category and has had no measurable impact on the Company's existing products within these markets.

The following provides information from the Company's Retail Account Data Share & Volume Tracking System ("RAD-SVT") for the 52-week period ended December 29, 2007, as provided by Management Science Associates, Inc., which measures shipments from wholesale to retail.

	Can-Volume % Change from Prior Year Period	% Share	Percentage Point Increase/(Decrease) from Prior Year Period
Total Category Data:			
Total Moist Smokeless Category	7.1%	N/A	N/A
Total Premium Segment	1.5%	55.5%*	(3.1)
Total Value Segments	15.2%	44.3%*	3.1
Company Data:			
Total Moist Smokeless Category	3.3%	60.4%	(2.3)
Total Premium Segment	2.1%	90.9%	0.5
Total Value Segments	10.0%	22.2%	(1.0)

* Amounts reported do not add to 100 percent, as this table does not reflect the herbal segment of the total moist smokeless category.

When applying retail pricing data from ACNielsen to the 52-week period's RAD-SVT shipment data, moist smokeless tobacco category revenues grew 5.5 percent in 2007 over the comparable 2006 period. The Company's revenue share over that same period was 72.6 percent, down 1.8 percentage points from the corresponding 2006 period. Moist smokeless tobacco category revenue growth was below can volume growth primarily due to the comparatively faster growth of the price-value segment and the Company's implementation of price-focused initiatives under its premium brand loyalty plan.

As reflected in such data, for the 52 weeks ended December 29, 2007, the total moist smokeless tobacco category grew 7.1 percent, which was consistent with trends seen in recent quarters and in line with the Company's previously reported estimate of category growth of at least 6 percent for 2007. Volume for the Company's moist smokeless tobacco products increased 3.3 percent and its share of the total category was 60.4 percent during the period. While this share reflects a decline of 2.3 percentage points from the prior year period, the rate of year-over-year share decline has improved significantly, as compared to the share loss of approximately 3.2 percentage points reported for the 52 weeks ended December 30, 2006. Volume for the Company's premium brands grew 2.1 percent, outpacing the overall premium segment growth of 1.5 percent from the prior year period, and the Company's 90.9 percent share of the overall premium segment increased 0.5 percentage points from the prior year period. Net can volume for the Company's premium products increased in 36 states, representing approximately 70.3 percent of its premium net can volume, indicating the broad scale success of the Company's premium brand loyalty plan in 2007. The Company's value products experienced volume growth of 10 percent, which was below the overall value segment's growth of 15.2 percent during the period, but accelerated as the year progressed in response to the Company's price-value initiatives.

RAD-SVT information is provided as an indication of current domestic moist smokeless tobacco trends from wholesale to retail and is not intended as a basis for measuring the Company's financial performance. This information can vary significantly from the Company's actual results due to the fact that the Company reports net shipments to wholesale, while RAD-SVT measures shipments from wholesale to retail. In addition, differences in the time periods measured, as well as differences as a result of new product introductions and promotions, affect comparisons of the Company's actual results to those from RAD-SVT. The Company believes the difference in trend between RAD-SVT and its own net shipments is due to such factors. Furthermore, Management Science Associates, Inc. periodically reviews and adjusts RAD-SVT information, in order to improve the overall accuracy of the information for comparative and analytical purposes, by incorporating refinements to the extrapolation methodology used to project data from a statistically representative sample. Adjustments are typically made for static store counts and new reporting customers.

Cost of Products Sold

Costs of products sold in 2007 increased as compared to 2006, primarily as a result of the impact of increased net can volume for moist smokeless tobacco products.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2007	2006	Amount	%
Gross Margin	**$1,269,174**	$1,256,156	$13,018	1.0
Gross Margin as % of Net Sales	**82.1%**	82.5%		

Gross margin increased in 2007, as compared to 2006, primarily as a result of the increase in net sales, partially offset by the aforementioned cost of products sold variance. The gross margin, as a percentage of net sales, declined by 0.4 percentage points in 2007, as compared to 2006, as a result of these factors and a shift in product mix, which included a higher percentage of price-value, value pack and promotional products.

SA&A Expenses

SA&A expenses decreased 5 percent in 2007 to $408.1 million, compared to $429.5 million in 2006, reflecting overall improvements in cost management as a result of Project Momentum and other favorable spending, specifically:

- Lower salaries and related costs, primarily associated with certain positions eliminated in the restructuring;
- Lower consulting fees;
- Lower costs associated with retail shelving systems used to promote the moist smokeless tobacco category's products;
- The absence of costs incurred in 2006 in connection with efforts to defeat a ballot initiative in California;
- Decreased print advertising costs, primarily related to *Skoal*, as 2006 included increased advertising for the launch of new and improved *Skoal Bandits*;
- Lower spending related to market research studies; and
- A decrease in other administrative expenses.

These decreases were partially offset by:

- Increased direct marketing expenses, one-on-one marketing costs and point-of-sale advertising expenses, the majority of which related to the Company's category growth and premium brand-building initiatives;
- The absence of funds received in 2006 with respect to litigation relating to the proper "other tobacco products" excise tax base;
- Higher legal-related costs; and
- Rent expense incurred in 2007 in connection with the Company's new headquarters lease.

The Company's SA&A expenses include legal expenses, which incorporate, among other things, costs of administering and litigating product liability claims. For the years ended December 31, 2007 and 2006, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $14.7 million and $14.3 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environments affecting the Company's products. The Company expects these factors to be the primary influence on its future costs of administering and litigating product liability claims. The Company does not expect these costs to increase significantly in the future; however, it is possible that adverse changes in the aforementioned factors could have a material adverse effect on such costs, as well as on results of operations and cash flows in the periods such costs are incurred.

Antitrust Litigation

Results for the Smokeless Tobacco segment in 2007 reflect the impact of $137.1 million in antitrust litigation charges, comprised of the following:

- A $122.1 million charge recognized in the first quarter, representing the estimated costs to be incurred in connection with the resolution of the Company's two most significant remaining indirect purchaser class actions. The Company believes the settlement of these actions was prudent, as it removed a major distraction from the organization and reduced uncertainties regarding legal actions. The following provides the portion of the total charge related to each action:
    - A $93.6 million pre-tax charge related to a May 2007 settlement, subject to court approval, reached in the State of California action as a result of court-ordered mediation. This charge brought the total recognized liability for the California action to $96 million, and reflects the cost of cash payments to be made to the benefit of class members, as well as plaintiffs' attorneys' fees and other administrative costs of the settlement. The terms of the California settlement have subsequently been preliminarily approved by the court.
    - A $28.5 million charge related to a settlement, subject to court approval, reached in the State of Wisconsin action during a court-ordered mediation session that was held in April 2007. This

charge reflects costs attributable to coupons, which will be distributed to consumers, and will be redeemable, over the next several years, on future purchases of the Company's moist smokeless tobacco products. Also reflected in this charge are plaintiffs' attorneys' fees and other administrative costs of the settlement. The terms of the Wisconsin settlement were approved by the court in December 2007.

- A $9 million charge recognized in the fourth quarter, representing the estimated costs to be incurred in connection with the resolution of the Massachusetts and New Hampshire indirect purchaser actions, which are two of the last remaining Conwood derivative antitrust litigation cases. This charge reflects costs attributable to coupons, which will be distributed to consumers, and will be redeemable, over the next several years, on future purchases of the Company's moist smokeless tobacco products. Also reflected in this charge are plaintiffs' attorneys' fees and other administrative costs of the settlement; and
- A charge of $2.8 million related to a ruling on a motion filed with respect to the settlement of the Kansas and New York actions seeking additional plaintiffs' attorneys' fees and expenses, plus interest.

10K

In addition, the Company recorded charges of $3.2 million and $2 million in 2007 and 2006, respectively, reflecting a change in the estimated redemption rate for coupons issued in conjunction with the resolution of certain states' indirect purchaser antitrust actions (see Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 21, Contingencies," for additional details regarding the Company's antitrust litigation).

Restructuring Charges

Smokeless Tobacco segment results for 2007 and 2006 reflect $8.2 million and $19.5 million of the restructuring charges discussed in the *Consolidated Results* section above.

2006 compared with 2005

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net sales	$1,522,686	$1,561,667	$(38,981)	(2.5)
Restructuring charges	19,542	-	19,542	-
Antitrust litigation	2,025	11,762	(9,737)	(82.8)
Operating profit	805,130	852,478	(47,348)	(5.6)

Net Sales

Net sales for the Smokeless Tobacco segment decreased in 2006, as compared to 2005, primarily due to the effects of the Company's premium brand loyalty initiative, which began in the first quarter of 2006. The Company believes that costs incurred in connection with this initiative, inclusive of adjustments from its originally announced spending under the initiative, were effectively utilized to increase the focus in states that were experiencing premium volume deterioration at, and subsequent to, the plan's inception. Overall, the costs incurred under this initiative produced the desired effect of stabilizing premium net can volume, which increased slightly by 0.1 percent in 2006, as compared to the prior year. The segment's net sales declined despite an increase in premium, as well as overall, net can volume for moist smokeless tobacco products, as a result of lower net revenue realization per premium can, reflecting the aforementioned impact of the premium brand loyalty initiative, due to the following:

- An unfavorable shift in product mix, with lower net can volume for straight stock premium products more than offset by an increase in net can volume for value pack premium products; and
- Increased sales incentive costs, primarily retail buydowns.

Partially offset by:

- Higher wholesale list selling prices.

Also contributing to the decline in net sales, despite higher overall net can volume for moist smokeless tobacco products, was a shift in product mix from premium to price-value products. This shift reflected an increase in net sales of price-value products, which accounted for 8.1 percent of total Smokeless Tobacco segment net sales in 2006, as compared to 7.4 percent in 2005.

Percentage of Smokeless Tobacco Segment Net Sales by Product Category

2006


Price-Value MSTP* 8.1%
Other** 1.2%
Premium MSTP* 90.7%

2005


Price-Value MSTP* 7.4%
Other** 1.2%
Premium MSTP* 91.4%

* Moist smokeless tobacco products

** Includes dry snuff and tobacco seeds

MSTP Net Can Volume

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net Can Volume (in thousands):				
Premium	541,387	540,968	419	0.1
Price-Value	91,298	84,384	6,914	8.2
Total	632,685	625,352	7,333	1.2

Percentage of Total Moist Smokeless Tobacco Products Net Can Volume by Category Segment

2006


Price-Value MSTP 14.4%
Premium MSTP 85.6%

2005


Price-Value MSTP 13.5%
Premium MSTP 86.5%

Overall net can volume for moist smokeless tobacco products increased 1.2 percent in 2006, as compared to prior year net can volume, driven mainly by price-value products. Net can volume for premium products increased by 0.1 percent in 2006, which was slightly ahead of the Company's stated goal of being stable as compared to corresponding 2005 levels by the second half of 2006. During the fourth quarter of 2006, net can volume for premium products and price-value products increased 1.7 percent to 134 million cans and 7.8 percent to 23.4 million cans, respectively, as compared to the corresponding 2005 period, with an increase in overall net can volume for moist smokeless tobacco products of 2.5 percent to 157.4 million cans. The premium net can volume growth of 1.7 percent in the fourth quarter of 2006 continued to reflect a sequential improvement in premium net can volume trends, indicative of the Company's increased focus on category growth and premium brand loyalty throughout 2006.

As previously reported, the Company estimates that approximately 3.7 million premium cans were shifted from the first quarter of 2005 to the fourth quarter of 2004 as some wholesale and retail customers increased inventories in advance of the January 1, 2005 price increase for premium products. Adjusting for this shift, premium net can volume showed sequential improvement for the four quarters following the fourth quarter of 2005, which was the quarter immediately prior to the implementation of the Company's premium brand loyalty initiative.

Full year 2006 net can volume for *Red Seal* decreased slightly, as compared to the prior year, although fourth quarter 2006 net can volume stabilized as compared to the prior year, reflecting the impact of increased sales incentives. Net can volume for *Husky* increased for both the full year and fourth quarter of 2006, as compared to the corresponding prior year periods.

The combined portion pack business, which includes *Copenhagen Pouches* and *Skoal Pouches*, as well as *Skoal Bandits*, increased 20.6 percent and 20.7 percent for the full year and the fourth quarter of 2006, respectively, as compared to the corresponding prior year periods. In 2006, portion packs represented 8.5 percent of the Company's premium net can volume.

The following provides information from RAD-SVT, as provided by Management Science Associates, Inc., for the 52-week period ending December 30, 2006. As previously indicated, Management Science Associates, Inc. periodically reviews and adjusts RAD-SVT information, in order to improve the overall accuracy of the information for comparative and analytical purposes. The information below reflects such adjustments:

	Can-Volume % Change from Prior Year Period	**% Share**	**Percentage Point Increase/(Decrease) from Prior Year Period**
Total Category Data:			
Total Moist Smokeless Category	6.3%	N/A	N/A
Total Premium Segment	(0.7)%	58.6%*	(4.1)
Total Value Segments	18.2%	41.2%*	4.1
Company Data:			
Total Moist Smokeless Category	1.2%	62.6%	(3.2)
Total Premium Segment	(0.1)%	90.4%	0.5
Total Value Segments	8.9%	23.2%	(2.0)

*Amounts reported do not add to 100 percent, as this table does not reflect the herbal segment of the total moist smokeless category.

When applying retail pricing data from ACNielsen to the 52-week period's RAD-SVT shipment data, moist smokeless tobacco category revenues grew 3.7 percent in 2006 over the comparable 2005 period. The Company's revenue share over that same period was 74.4 percent, down 1.9 percentage points from the corresponding 2005 period. Moist smokeless tobacco category revenue growth was below can volume growth primarily due to the Company's implementation of price-focused initiatives under its premium brand loyalty plan and the faster growth of the price-value segment.

During the 52-week period ended December 30, 2006, premium net can volume was growing in 28 states, representing 54.6 percent of the Company's overall premium net can volume.

Cost of Products Sold

Cost of products sold decreased 2.2 percent in 2006, compared to 2005, as the impact of lower can costs was partially offset by overall increased net can volume for moist smokeless tobacco products. In addition, the cost of products sold comparison was favorably impacted by impairment charges, recorded in 2005, related to certain manufacturing equipment, lower charges recorded in connection with the tobacco quota buyout legislation, and lower charges for inventory obsolescence. The decreased moist smokeless tobacco can costs were primarily due to lower leaf tobacco and other costs, partially offset by higher labor and overhead.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Gross Margin	$1,256,156	$1,289,212	$(33,056)	(2.6)
Gross Margin as % of Net Sales	82.5%	82.6%		

Gross margin decreased 2.6 percent in 2006 compared to 2005, primarily as a result of the aforementioned decrease in net sales, partially offset by lower costs of products sold. The gross margin, as a percentage of net sales, was relatively flat year-over-year, as the aforementioned decrease in net sales was largely offset by the positive impact of the lower costs of products sold.

SA&A Expenses

SA&A expenses increased 1.1 percent in 2006 to $429.5 million, compared to $425 million in 2005, reflecting the following:

- Higher expenses related to direct marketing, print advertising and one-on-one marketing efforts, the majority of which related to the Company's category growth and premium brand loyalty initiatives;
- Increased spending on market research to support premium brand loyalty initiatives and product innovation;
- Higher legal and government relations expenses, as well as increased other professional fees;
- Higher share-based compensation expense;
- Costs incurred in connection with efforts to defeat ballot initiatives, primarily a November 2006 ballot initiative in California;
- Absence of the recovery of amounts due in connection with a bankrupt smokeless tobacco customer, which had a favorable impact in 2005; and
- Absence of the gain recognized in 2005 from the sale of the Company's corporate aircraft.

These increases were significantly offset by:

- Lower salaries and related costs associated with certain positions eliminated in the restructuring under Project Momentum;
- Lower costs associated with retail shelving systems used to promote the moist smokeless tobacco category's products, as the prior year included charges related to a physical inventory of previously installed units;
- Funds received with respect to litigation relating to the proper "other tobacco products" excise tax base;
- Lower costs related to trade promotional materials and point-of-sale advertising;
- The absence of $3.3 million in impairment charges recorded in 2005 for goodwill and intangible assets at F.W. Rickard Seeds, Inc.; and
- The absence of certain tobacco settlement-related charges recognized in 2005.

For the years ended December 31, 2006 and 2005, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $14.3 million and $13.9 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environments affecting the Company's products.

Antitrust Litigation

Results for the Smokeless Tobacco Segment in 2006 were favorably impacted by the absence of $11.8 million in charges related to the 2005 resolution of certain states' indirect purchaser antitrust actions that were for amounts in excess of those previously recorded. This favorable variance was partially offset by a $2 million pre-tax charge recognized in 2006, reflecting a change in the estimated redemption rate and an administrative fee adjustment for coupons issued in connection with the resolution of certain states' indirect purchaser antitrust actions (see Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 21, Contingencies," for additional details).

Restructuring Charges

Smokeless Tobacco segment results for 2006 reflect $19.5 million of the restructuring charges discussed in the *Consolidated Results* section above.

WINE SEGMENT

2007 compared with 2006

	Year Ended December 31,		Increase/(Decrease)	
	2007	2006	Amount	%
Net sales	**$354,001**	$282,403	$71,598	25.4
Restructuring charges	-	322	(322)	-
Operating profit	**59,883**	44,080	15,803	35.9

Net Sales

The Wine segment reported record net sales for 2007, driven by a 17 percent increase in premium case volume, as compared to 2006. These favorable net sales results reflect the following factors:

- Strong performance by core brands, primarily *Chateau Ste. Michelle*;
- The incremental impact of the *Antinori* and *Erath* labels, which were added to the Company's portfolio in the second half of 2006, as well as the *Stag's Leap Wine Cellars* labels, which were added in September 2007;
- Expanded distribution of the Company's wines; and
- Favorable third-party acclaim and product ratings in 2007, as the Company has received a total of 86 ratings of 90 and higher from various national wine publications. Three products sold by the Company, *Columbia Crest Grand Estates* Merlot, *Antinori's Tignanello,* and *Erath Estate Selection Dundee Hills* Pinot Noir, were listed on *Wine Spectator's Top 100 Wines of the Year* in 2007.

Case Volume

Percentage of Total Case Volume by Brand


2007
Columbia Crest 35.8%
All other* 31.2%
Chateau Ste. Michelle 33.0%
2006
Columbia Crest 40.0%
All other 27.5%
Chateau Ste. Michelle 32.5%

*Includes Stag's Leap Wine Cellars, which was acquired in September 2007.

Chateau Ste. Michelle and *Columbia Crest*, the Company's two leading brands, accounted for 68.8 percent of the Company's total premium case volume in 2007, as compared to 72.5 percent in 2006.

Case volume for 2007 reflected the following:

- Double digit increases in case volume for *Chateau Ste. Michelle* primarily due to higher case volume for white varietals, particularly Riesling and Chardonnay, and to a lesser extent certain red varietals;
- Mid-single digit increases in *Columbia Crest* case volume primarily due to higher case volume for *Grand Estates* red varietals. In addition, for the full year of 2007, all varietals of the *Two Vines* products had higher case volume, as compared to 2006, with the exception of *Two Vines* Chardonnay, which was lower. These increases were also partially offset by lower case volume for *Grand Estates* Chardonnay for both the fourth quarter and full year 2007 periods;
- Increased case volume for the *Antinori* and *Erath* brands, which the Company added to its portfolio in the second half of 2006. Case volume for these brands accounted for 26 percent (or 4.4 percentage points) of the overall 17 percent case volume increase;
- Increased case volume for *Red Diamond* and *14 Hands*, two of the Company's newer labels;
- Case volume related to the *Stag's Leap Wine Cellars* labels, which accounted for 6.7 percent (or 1.1 percentage points) of the overall 17 percent case volume increase. The *Stag's Leap Wine Cellars* labels were added to the Company's portfolio in September 2007; and
- Lower case volume for *Domaine Ste. Michelle.*

Cost of Products Sold

Segment cost of products sold in 2007 increased 25 percent from 2006, which was primarily attributable to the increased case volume and the impact of higher costs per case, partially offset by lower costs associated with *Antinori* products.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2007	**2006**	**Amount**	**%**
Gross Margin	**$125,202**	$99,418	$25,784	25.9
Gross Margin as % of Net Sales	**35.4%**	35.2%		

The increase in gross margin in 2007, versus 2006, was due to the increase in net sales, partially offset by the increased cost of products sold. The increase in gross margin, as a percentage of net sales, was mainly due to case sales associated with the *Stag's Leap Wine Cellars* and *Erath* labels, which generate higher gross margin than other labels produced by the Company, partially offset by the additional case costs and case sales associated with the distribution of *Antinori* brands, which generate a lower gross margin than varietals produced by the Company.

SA&A Expenses

SA&A expenses of $65.3 million in 2007 were 18.7 percent higher than the $55 million of such expenses recognized in 2006, reflecting the following:

- Higher salaries and related costs, due to the continued expansion of the sales force, in alignment with the Company's broadening distribution of its wines, as well as from the addition of Stag's Leap Wine Cellars employees in September 2007;
- Increased media advertising expense related to magazine advertisements;
- Higher marketing costs, primarily related to updated product catalogs and sales literature, as well as the redesign of certain shipping and packaging materials;
- Higher administrative costs, particularly related to the distribution of *Antinori* products; and

- A lower pre-tax gain associated with the sale of non-strategic winery properties, as the current year reflects a $2 million pre-tax gain related to the sale of a property located in Washington, as compared to a $2.5 million pre-tax gain reflected in the prior year related to the sale of a property located in California.

These increases were partially offset by:

- The favorable impact of a state business and occupation tax refund in 2007, which reduced SA&A expenses by approximately $4 million.

2006 compared with 2005

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net sales	$282,403	$248,342	$34,061	13.7
Restructuring charges	322	-	322	-
Operating profit	44,080	37,764	6,316	16.7

Net Sales

The Wine segment reported a 13.7 percent increase in net sales for the year ended December 31, 2006, driven by an 11.4 percent increase in premium case volume, as compared to 2005. The increase in case volume was attributable to the following factors:

- Favorable third-party acclaim and product ratings, reflecting some of the highest scores ever received by the Company, including 50 wines scoring ratings of 90 or higher and two wines on the *Wine Spectator Top 100 Wines of 2006*;
- The broadening of the distribution of the Company's wines as a direct result of the Company's continued efforts to increase distribution through the expansion of its sales force;
- The addition of the *Antinori* and *Erath* brands in 2006, which the Company began selling in the third quarter; and
- New product introductions, which included expansion of *Chateau Ste. Michelle's Indian Wells* product category, the addition of *Orphelin*, which is a blended red wine from *Chateau Ste. Michelle*, and the introduction of *Columbia Crest* 1.5 liter varietals.

Case Volume

Percentage of Total Case Volume by Brand


2006
Columbia Crest 40.0%
All other 27.5%
Chateau Ste. Michelle 32.5%
2005
Columbia Crest 43.3%
All other 24.7%
Chateau Ste. Michelle 32.0%

Chateau Ste. Michelle and *Columbia Crest* accounted for 72.5 percent of total premium case volume in 2006, as compared to 75.3 percent in 2005.

Case volume for 2006 reflected the following:

- Increases in *Chateau Ste. Michelle* case volume primarily due to higher case volume for white wine varietals, as well as the introduction of *Indian Wells* products;

- Increases in *Columbia Crest* case volume primarily due to increased case volume for the red varietals of the *Two Vines* products and *Grand Estates* Cabernet. Overall case volume for *Grand Estates* Merlot was lower than the prior year, as 2005 reflected strong case volume that resulted from third-party acclaim, which was not repeated in 2006 for the 2002 vintage. However, case volume for *Grand Estates* Merlot improved in the second half of 2006 primarily due to the introduction of the 2003 vintage, which also received favorable ratings;
- Incremental case volume provided by the *Antinori* and *Erath* brands, which the Company added to its portfolio in the second half of 2006. Case volume for these brands accounted for approximately 3.8 percentage points of the overall 11.4 percent case volume increase;
- Increased case volume for *Red Diamond* and *14 Hands*; and
- Increased case volume for *Domaine Ste. Michelle.*

Cost of Products Sold

Segment cost of products sold in 2006 increased 17.5 percent from 2005, which was primarily attributable to the costs associated with *Antinori* products, as well as overall increased case volume and the impact of higher costs per case.

Gross Margin

	Year Ended December 31,		Increase/(Decrease)	
	2006	**2005**	**Amount**	**%**
Gross Margin	$99,418	$92,618	$6,800	7.3
Gross Margin as % of Net Sales	35.2%	37.3%		

The increase in gross margin, as compared to 2005, was due to the increase in net sales, partially offset by the increased cost per case in 2006. The decrease in gross margin, as a percentage of net sales, was mainly due to the increased case costs and an unfavorable shift in case mix toward lower priced varietals. In addition, the decline in the gross margin percentage for 2006 was partially attributable to case sales associated with the distribution of *Antinori* brands, which generate a lower gross margin than varietals produced by the Company.

SA&A Expenses

SA&A expenses of $55 million in 2006 were relatively level with 2005, reflecting the following:

- Higher salaries and related costs, due to the continued sales force expansion associated with broadening distribution of the Company's wines throughout the domestic market;
- Increased direct and indirect selling and advertising expenses related to costs for marketing and point-of-sale advertising for the *Chateau Ste. Michelle*, *Columbia Crest* and *Red Diamond* brands; and
- Higher administrative spending, primarily professional fees and share-based compensation expense.

These increases were mainly offset by:

- The positive impact of income from the Company's Col Solare joint venture;
- The favorable impact of a cooperative arrangement for advertising and promotional expenses related to the Company's distribution of *Antinori* wines; and
- A $2.5 million pre-tax gain recognized in the first quarter of 2006 in connection with the sale of winery property located in California.

ALL OTHER OPERATIONS

2007 compared with 2006

	Year Ended December 31,		Increase/(Decrease)	
	2007	2006	Amount	%
Net sales	**$50,140**	$45,822	$4,318	9.4
Restructuring charges	**838**	151	687	-
Operating profit	**17,860**	15,952	1,908	12.0

The increase in net sales for All Other Operations in 2007, as compared to 2006, was mainly due to the favorable impact of foreign exchange rates, as well as higher net can volume for moist smokeless tobacco products sold by the Company's international operations in Canada, partially offset by a decline in net can volume in the Company's other international markets. Foreign exchange rates had an unfavorable impact on costs of products sold in 2007, as compared to the prior year. The gross margin percentage decreased to 63.5 percent in 2007, from 63.8 percent in 2006, primarily due to higher costs per can. Operating profit for All Other Operations represented 35.6 percent of net sales in 2007, as compared to 34.8 percent in 2006. SA&A expenses were relatively flat year-over-year, as savings realized as a result of actions taken in connection with Project Momentum were offset by higher spending related to adult consumer programs. Operating profit reflected restructuring charges of $0.8 million and $0.2 million incurred in connection with Project Momentum in 2007 and 2006, respectively, which negatively impacted the respective operating margin percentages by 1.7 percentage points and 0.3 percentage points.

2006 compared with 2005

	Year Ended December 31,		Increase/(Decrease)	
	2006	2005	Amount	%
Net sales	$45,822	$41,876	$3,946	9.4
Restructuring charges	151	-	151	-
Operating profit	15,952	14,338	1,614	11.3

Net sales and operating profit for All Other Operations increased in 2006, as compared to 2005, primarily due to higher can volume for moist smokeless tobacco products sold by the Company's international operations in Canada, partially offset by the impact of a decline in can volume for moist smokeless tobacco products in the Company's other international markets. In addition, the increase for both measures also included the impact of favorable foreign exchange rates. Gross margin, as a percentage of net sales, decreased slightly in 2006 to 63.8 percent, from 64.3 percent in 2005, primarily due to increased costs per can.

UNALLOCATED CORPORATE

2007 compared with 2006

Administrative Expenses

Unallocated corporate administrative expenses increased 48.1 percent in 2007 to $44.9 million, as compared to $30.4 million in 2006, reflecting the following:

- Charges of $6 million associated with a change in executive management, which accounted for 19.9 percentage points of the overall increase;
- The amortization of imputed rent for the below-market short-term headquarters lease, which accounted for 22.2 percentage points of the overall increase;
- Higher professional fees; and
- Higher legal expenses.

Restructuring Charges

Unallocated restructuring charges incurred in connection with Project Momentum amounted to $1.7 million and $2 million in 2007 and 2006, respectively. The unallocated restructuring charges consisted of one-time termination benefit charges and professional fees directly related to the implementation of Project Momentum. In addition, the restructuring charges recognized during 2007 also included asset impairment charges and applicable costs incurred in connection with the relocation of the Company's headquarters, which was completed in September.

Interest Expense

Net interest expense decreased $1.2 million, or 2.8 percent, in 2007, as compared to the prior year, primarily as a result of higher income from cash equivalent and short-term investments due to higher average levels of investments and higher interest rates, partially offset by higher levels of debt outstanding during 2007 due to borrowings under the Company's revolving credit facility.

Income Tax Expense

The Company recorded income tax expense on earnings from continuing operations of $292.8 million in 2007 compared to $291.1 million in 2006. Income tax expense in 2007 and 2006 reflects the favorable impact of the net reversal of income tax accruals of $1.3 million and $4.7 million, net of federal income tax benefit, respectively, which resulted from changes in facts and circumstances, including the settlement of various income tax audits by the Internal Revenue Service ("IRS") and other taxing authorities and lapses of statutes of limitation. Income tax expense in 2007 also reflects the impact of antitrust litigation charges, as well as the gain recognized in connection with the sale of the Company's former corporate headquarters building. The Company's effective tax rate on earnings from continuing operations was 36 percent in 2007, compared to 36.7 percent in 2006. The decrease in the effective tax rate was primarily due to the scheduled statutory increase in 2007 for the deduction available for qualified domestic production activities.

2006 compared with 2005

Administrative Expenses

Unallocated corporate administrative expenses increased 7.5 percent in 2006, as compared to 2005, primarily due to costs associated with an executive retention agreement related to the Company's succession planning process and higher share-based compensation expense. The increase in share-based compensation expense was partially due to the acceleration of expense recognition upon the retirement of certain individuals during 2006. These increases were partially offset by lower legal and other professional fees in 2006.

Restructuring Charges

Unallocated restructuring charges incurred in connection with Project Momentum amounted to $2 million in 2006. The unallocated restructuring charges consisted of one-time termination benefit charges, as well as other professional fees directly related to this initiative.

Interest Expense

Net interest expense decreased $8.8 million, or 17.4 percent, in 2006, as compared to the prior year, primarily as a result of lower levels of debt outstanding during 2006 due to the $300 million repayment of senior notes which matured in March 2005. The decrease in net interest expense was also attributable to higher income from cash equivalent and short-term investments due to higher interest rates, partially offset by lower average levels of investments.

Income Tax Expense

The Company recorded income tax expense on earnings from continuing operations of $291.1 million in 2006 compared to $293.3 million in 2005. Income tax expense in both 2006 and 2005 reflect the favorable impact of the net reversal of income tax accruals of $4.7 million and $18 million, net of federal income tax benefit, respectively. The reversal of income tax accruals resulted from changes in facts and circumstances, including the settlement of various income tax audits by the IRS and other taxing authorities and lapses of statutes of limitation. The Company's effective tax rate was 36.7 percent in 2006, compared to 35.4 percent in 2005. The increase in the effective tax rate was primarily as a result of the aforementioned reversal of accruals recognized in the prior year period.

OUTLOOK

SMOKELESS TOBACCO SEGMENT

Category Growth

The Company remains committed to its category growth initiatives, which continue to be successful as demonstrated by a sustained strong growth rate through the end of 2007 of 7.1 percent, as reported in the most recent 52-week RAD-SVT period. According to data from ACNielsen, moist smokeless tobacco continues to be one of the fastest growing established consumer packaged goods categories at retail. In addition, consumer research indicates in 2006, the number of new adult consumers entering the moist smokeless tobacco category continued to increase, bringing the total adult consumer base to over 6 million from 4.7 million in 2001, a majority of which entered in the premium segment. In light of the success of the Company's category growth initiatives achieved to date, as well as its commitment to sustain these activities on a going forward basis, the Company expects the category to continue to grow in the range of 5 to 6 percent in 2008, driven by an expanding adult consumer base. As in the past, the Company will continue to utilize its direct mail and one-on-one marketing programs to promote the discreetness and convenience of smokeless tobacco relative to cigarettes to adult smokers, as well as product innovation, all of which the Company believes have contributed to category growth in the last few years.

Competing Effectively

The Company is beginning 2008 with an increased focus on brand building, and plans to continue to selectively increase spending behind its loyalty initiatives, with a goal of accelerating profitable moist smokeless tobacco net can volume growth for both premium and price-value products. The Company expects its category share loss to continue to moderate during 2008, which, when coupled with anticipated category growth rates, should deliver underlying premium volume growth of about 2 percent in the coming year. In addition, the Company expects continued double-digit growth for its price-value products, as it sustains modest growth on *Red Seal* and continues to build distribution and increase the retail presence of *Husky*. Overall, during 2008, the Company expects its total underlying net can volume growth rate to continue to improve, with an expected growth rate in the range of 4 to 5 percent, as it makes progress towards its goal of growing as fast as the total moist smokeless tobacco category.

State Excise Taxes

The Company intends to continue its efforts to promote tax equity in all of the states that currently impose excise taxes on smokeless tobacco products expressed as a percentage of the wholesale price ("ad valorem") rather than on the basis of weight. In October 2007, the State of Wisconsin passed legislation to convert to a tax based on weight beginning in 2008. Wisconsin was the third state to approve conversion to a weight-based tax during 2007, bringing the total number of tax equity states to 13, along with the federal government. The Company believes that ad valorem excise taxes on smokeless tobacco products artificially drive consumer behavior and create market distortions by providing a tax preference for lower priced products. Weight-based excise taxes or specific taxes on smokeless tobacco products would, in the

Company's opinion, allow products to compete fairly in the marketplace on the basis of price and product attributes, not the relative tax burden. The Company believes its support of weight-based state excise taxes on smokeless tobacco products is in the best interest of the Company, its wholesaler customers, retailers, adult consumers of the Company's moist smokeless tobacco products and the state governments.

Project Momentum Cost Savings Initiative

During 2007, the first full year of Project Momentum's implementation, operating results reflected the positive contribution realized from this initiative. The Company realized approximately $73 million in Project Momentum related annual cost savings in 2007, bringing the cumulative total annual savings under the program to approximately $88 million. Given the progress achieved to date, the Company remains confident that it will realize its $150 million in targeted annual savings within the planned three-year period. These cost savings are expected to create additional resources for the Company's growth, as well as additional flexibility in the increasingly competitive smokeless tobacco category. The total targeted savings of at least $150 million a year does not include the impact of the sale of the Company's corporate headquarters building in the first quarter of 2007, which generated a pre-tax gain of approximately $105 million, and net cash proceeds of approximately $85 million. In addition, the cultural change that has occurred as a result of Project Momentum has ingrained a focus on efficiency and productivity that the Company expects to continue well beyond the initiative's three-year period.

Antitrust Litigation

As noted in the discussion of results of operations, the Company recognized charges of $137.1 million during 2007, related to the estimated costs to resolve certain states' antitrust actions. The vast majority of the charges related to the California and Wisconsin settlements, which resolved what the Company believed were its two most significant remaining indirect purchaser antitrust cases. The Company believes that the settlement of these actions was prudent, as it removed a major distraction from the organization and reduced uncertainties regarding legal actions and allows management to focus on growing the business going forward (see Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 21, Contingencies," for additional details).

WINE SEGMENT

The Wine segment enters 2008 coming off another year of record performance for both net sales and operating profit during 2007. The Wine segment forecasts continued strong growth for both net sales and operating profit in 2008. Favorable acclaim received for products in 2007 are expected to benefit net sales into 2008. In addition, revenues and operating profit are expected to be favorably impacted from the acquisition of the *Stag's Leap Wine Cellars* labels, which the Company began selling late in the third quarter of 2007.

CONSOLIDATED

The Company's previously communicated 2008 estimate of diluted earnings per share with a range of $3.60 to $3.70, and a target of $3.65, remains unchanged. This guidance does not include the impact of any additional restructuring charges associated with Project Momentum, as management is not currently able to make a determination of the estimated amount, or range of amounts, of such charges to be incurred during the year. During the first half of 2008, the Company will provide an update to its full-year 2008 estimate of diluted earnings per share, reflecting the impact of any additional restructuring charges under Project Momentum related to actions that are finalized and committed to by the Company, if any. Over the long-term, the Company's goal is to provide an average annual total shareholder return of 10 percent, including diluted earnings per share growth and a strong dividend.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands, except per share amounts or where otherwise noted)

SUMMARY

	2007	2006	2005
Cash and cash equivalents	**$ 73,697**	$254,393	$202,025
Short-term investments	**-**	20,000	10,000
Working capital	**446,100**	698,033	630,776
Total debt	**1,090,000**	840,000	840,000

Historically, the Company has relied upon cash flows from operations supplemented by debt issuance and credit facility borrowings, as needed from time to time, to finance its working capital requirements, the payment of dividends, stock repurchases and capital expenditures. The Company's cash equivalent investments are generally liquid, short-term investment grade securities.

The Company did not hold any short-term investments at December 31, 2007. Short-term investments at December 31, 2006 and 2005 were comprised of auction-rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. When investing in ARS, it is not the Company's intention to hold such securities until the stated maturities. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction.

CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
Net cash provided by (used in):			
Operating activities	**$ 571,638**	$ 596,856	$ 560,699
Investing activities	**(93,323)**	(55,063)	(17,005)
Financing activities	**(659,011)**	(489,425)	(791,871)
(Decrease) increase in cash and cash equivalents	**$(180,696)**	$ 52,368	$(248,177)

Operating Activities

In 2007, 2006 and 2005, the primary source of cash from operating activities was net earnings generated mainly by the Smokeless Tobacco segment, adjusted for the effects of non-cash items. The decrease in cash provided by operating activities in 2007, as compared to 2006, was primarily related to the timing of payments related to federal income taxes and prepaid expenses and other assets, as well as timing of collection of accounts receivable.

The primary uses of cash in operating activities in 2007 were as follows:

- Purchase of leaf tobacco of $72.3 million;
- Grape and bulk wine purchases and grape harvest costs of $78.8 million; and
- Payments totaling $65 million in connection with the settlements of indirect purchaser antitrust class actions in the states of California and Wisconsin.

The primary uses of cash in operating activities in 2006 were as follows:

- Purchase of leaf tobacco of $68.5 million; and
- Grape and bulk wine purchases and grape harvest costs of $72.5 million.

The primary uses of cash in operating activities in 2005 were as follows:

- Purchase of leaf tobacco of $76.4 million; and
- Grape and bulk wine purchases and grape harvest costs of $64.5 million.

Investing Activities

Net cash used in investing activities of $93.3 million in 2007 was higher than the net cash used in investing activities in 2006 primarily due to spending related to the acquisition of Stag's Leap Wine Cellars. The increase was also attributable to a higher level of expenditures related to the purchase of property, plant and equipment, mainly related to the relocation of the Company's corporate headquarters, purchases of manufacturing equipment for the Smokeless Tobacco segment and spending related to facilities expansion and equipment for the Wine segment. These increases were partially offset by an increase in proceeds from the disposition of fixed assets in 2007, as compared to 2006, primarily due to the sale of the Company's former corporate headquarters building, and a net change related to short-term investments, with proceeds of $20 million from sales in 2007 versus purchases of $10 million in 2006.

The following provides details of net cash used in investing activities in 2007:

- Acquisition of an 85 percent interest in Stag's Leap Wine Cellars for $155.2 million;
- Purchases of property, plant and equipment of $88.4 million; and
- Loan of $27.1 million to Antinori, the minority interest holder, in connection with its interest in the Stag's Leap Wine Cellars acquisition.

Reduced by:

- Proceeds from the disposition of property, plant and equipment of $130.7 million;
- Proceeds from the repayment of the loan made to Antinori of $27.1 million; and
- Net proceeds from the sale of short-term investments of $20 million.

Net cash used in investing activities of $55.1 million in 2006 reflected the following:

- Purchases of property, plant and equipment of $37 million;
- Acquisition of the Erath winery for $10.6 million;
- Net purchases of short-term investments of $10 million; and
- Investment in Col Solare joint venture of $3.6 million, related to the construction of a new winery facility.

Reduced by:

- Proceeds from the disposition of property, plant and equipment of $6.2 million.

Net cash used in investing activities of $17 million in 2005 reflected the following:

- Purchase of property, plant and equipment of $89.9 million, including the replacement of Company aircraft.

Reduced by:

- Net proceeds of $50 million from the sale of certain short-term investments; and
- Proceeds from the disposition of property, plant and equipment of $22.9 million, primarily related to proceeds from the sale of the Company's former aircraft.

Financing Activities

Net cash used in financing activities of $659 million in 2007 was higher than the net cash used in financing activities in 2006, primarily due to a $397.7 million increase in funds utilized for repurchases of common stock under the Company's share repurchase program, reflecting the Company's previously announced plan to increase such spending in 2007. Also contributing to the higher amount of net cash used in financing activities during 2007 was a $30.4 million reduction in the amount of proceeds from the issuance of stock related to stock option exercises, as compared to 2006. In addition, the amount of dividends paid during 2007 increased $10.8 million, as compared to 2006, as the impact of a 5.3 percent dividend increase in 2007 was partially offset by a lower level of shares outstanding as a result of repurchases of common stock under the Company's share repurchase program. These increases were partially offset by $250 million of proceeds related to borrowings under the Company's revolving five-year credit facility, as well as an increase in book cash overdrafts.

The following provides details of net cash used in financing activities in 2007:

- Payments for the repurchase of Company common stock of $597.7 million;
- Cash dividends of $378.3 million paid during the year; and
- Repayment of $7.1 million of debt assumed in connection with the Stag's Leap Wine Cellars acquisition.

Reduced by:

- Proceeds from credit facility borrowings of $250 million;
- Proceeds from the issuance of stock of $37.9 million related to stock option exercise activity;
- Book cash overdrafts of $26.5 million; and
- Excess tax benefits from share-based compensation of $9.8 million.

The following provides details of net cash used in financing activities in 2006:

- Cash dividends of $367.5 million paid during the year; and
- Payments for the repurchase of Company common stock of $200 million.

Reduced by:

- Proceeds from the issuance of stock of $68.2 million related to stock option exercise activity; and
- Excess tax benefits from share-based compensation of $9.9 million.

The following provides details of net cash used in financing activities in 2005:

- Cash dividends of $361.2 million paid during the year;
- $300 million repayment of senior notes, upon maturity, in March 2005; and
- Payments for the repurchase of Company common stock of $200 million.

Reduced by:

- Proceeds from the issuance of stock of $69.4 million related to stock option exercise activity.

SOURCES OF LIQUIDITY

Funds generated by operating activities, available cash and cash equivalents, and short-term investments have historically been the Company's most significant sources of liquidity. In addition, the Company's short-term credit agreement, revolving credit facility and its access to capital markets are used to supplement these sources for additional working capital needs, as deemed appropriate. The Company believes these sources of liquidity will continue to be sufficient to finance strategic initiatives in 2008. The Company intends to refinance any borrowings under its short-term credit agreement and a portion of its borrowings under its revolving credit facility on a long-term basis, primarily through an anticipated issuance of long-term senior notes, reflecting a change in capital structure.

The Company's cash requirements in 2008 and beyond will be primarily for the payment of dividends, repurchase of common stock, purchases of raw material inventory, capital expenditures, repayment of borrowings and payments pursuant to antitrust litigation settlements (refer to *Aggregate Contractual Obligations* for details of certain future cash requirements). The Company estimates that amounts expended in 2008 for tobacco leaf purchases for moist smokeless tobacco products will be slightly higher than amounts expended in 2007, while grape and bulk wine purchases and grape harvest costs for wine products will be fairly level with amounts expended in 2007.

The Company is subject to various threatened and pending litigation and claims, as disclosed in Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 21, Contingencies." The Company believes that the ultimate outcome of such litigation and claims will not have a material adverse effect on its consolidated results or its consolidated financial position, although if plaintiffs in these actions were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position.

Working Capital

The Company's working capital, which is the excess of current assets over current liabilities, decreased to $446.1 million at December 31, 2007 as compared to $698 million at December 31, 2006. The working capital decrease in 2007 was mainly attributable to lower levels of cash and cash equivalents and short-term investments, as well as an increase in the antitrust litigation liability. In addition, current assets decreased as a result of the sale of the Company's former corporate headquarters building in 2007, which was classified as assets held for sale at December 31, 2006. As a result of these changes, the ratio of current assets to current liabilities (current ratio) decreased to 2.1 to 1 from 3.3 to 1.

Short-term Credit Agreement

On December 19, 2007, the Company entered into a $200 million six-month credit agreement (the "Credit Agreement") which provides the Company with the ability to borrow up to an aggregate amount of $200 million in as many as four separate term loans at any time prior to April 30, 2008. Borrowings under the Credit Agreement will be used for general corporate purposes, including to fund a portion of the Company's ongoing repurchases of its common stock under its share repurchase program. In the event that the Company receives proceeds from a borrowing arrangement other than the Credit Agreement, except for proceeds received in connection with borrowings under the Company's five-year revolving credit facility (up to the current $300 million level of capacity – see *Revolving Credit Facility* section below), such proceeds must first be used to repay any amounts outstanding under the Credit Agreement. The Credit Agreement includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the Credit Agreement is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is 0.05 percent per annum. In addition, on April 30, 2008, the Company will pay a fee to each lender equal to 0.075 percent of each lender's commitment on such date, unless the Credit Agreement is terminated and any borrowings are repaid before such time. The Company did not have any borrowings under the Credit Agreement at December 31, 2007. During the first quarter of 2008, the Company borrowed funds under the Credit Agreement, with borrowings of $100 million outstanding at February 13, 2008. For additional information see Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 9, Borrowing Arrangements."

Revolving Credit Facility

On June 29, 2007, the Company entered into a $300 million, five-year revolving credit facility (the "Credit Facility") which will primarily be used for general corporate purposes, including the support of commercial paper borrowings. The Company may elect to increase its borrowing capacity under the Credit Facility to $500 million subject to certain terms. The Credit Facility replaces the Company's previous $300 million, three-year revolving credit facility which was terminated on June 29, 2007. The Credit Facility requires the maintenance of a fixed charge coverage ratio, the payment of commitment and administrative fees and includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is 0.05 percent per annum. At December 31, 2007, the Company had borrowings of $250 million outstanding under the Credit Facility. For additional information see Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 9, Borrowing Arrangements."

Credit Ratings

Rating Agency	Rating	Outlook
Moody's	**A3**	Stable
Standard & Poor's	**A**	Stable
Fitch	**A**	Negative

Factors that can impact the Company's credit ratings include changes in operating performance, the economic environment, conditions in the tobacco and alcoholic beverage industries, changes in the Company's financial condition and changes in the Company's business strategy. If a downgrade were to occur, it could adversely impact, among other things, the Company's future borrowing costs and access to capital markets.

A rating only reflects the view of a rating agency and is not a recommendation to buy, sell or hold the Company's debt. Any rating can be revised upward or downward or withdrawn at anytime by a rating agency, if the rating agency decides that the circumstances warrant the change. The rating information is being provided for informational purposes only; the Company is not incorporating any report of any rating agency in this Form 10-K.

CAPITAL EXPENDITURES

Over the last three years, capital expenditures for property, plant and equipment have averaged approximately $71.8 million per year.

Major areas of capital spending from 2005 through 2007 by segment were:

Smokeless Tobacco segment:

- Manufacturing, processing and packaging equipment;
- Retail marketing display fixtures;
- Computer equipment and software;
- Leasehold improvements and furniture related to the new corporate headquarters;
- Building improvements and renovations; and
- Company aircraft.

Wine segment:

- Wine barrels and storage tanks;
- Wine making and processing equipment; and
- Facilities expansion and renovations.

2005 – 2007 Average Capital Expenditures


Smokeless Tobacco, 71.0%
Wine, 27.5%
All Other Operations, 1.5%

As of December 31, 2007, the Company's planned capital expenditures for 2008 are expected to be approximately $82 million, for a range of projects, including manufacturing, processing and packaging equipment for the smokeless tobacco business and barrels and storage tanks for the wine business.

DEBT

As previously noted, at December 31, 2007, the Company had borrowings of $250 million outstanding under the Credit Facility, which are classified as long-term debt, as the Company has both the intent and ability to refinance such borrowings on a long-term basis, subject to market and other conditions. The weighted-average interest rate on such borrowings was 5.44 percent.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. The notes mature on July 15, 2012, with semiannual interest payments.

In March 2000, the Company issued $300 million aggregate principal amount of 8.8 percent fixed rate senior notes, with interest payable semiannually. As previously noted, these notes were redeemed at maturity on March 15, 2005.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points. The Company effectively fixed the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent through the execution of an interest rate swap. These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively.

SHARE REPURCHASES AND DIVIDENDS

In December 2004, the Company's Board of Directors authorized a program under which the Company may repurchase up to 20 million shares of its outstanding common stock. The plan was approved to allow for the repurchase of additional shares, as the number of shares repurchased under a previous program were nearing the maximum authorized amount. The maximum allowable repurchase of 20 million shares under this previous program was reached during 2005, at which time the Company began repurchasing outstanding shares of its common stock under the December 2004 program. Through December 31, 2007, approximately 18.1 million shares have been repurchased at a cost of approximately $914.7 million under the December 2004 program. In December 2007, the Company's Board of Directors authorized a new program to repurchase up to 20 million shares of the Company's outstanding common stock. Repurchases under this new program will commence when repurchases under the existing program have been completed, which is expected to be during the first quarter of 2008.

As originally announced in April 2007, as a means to return value to shareholders, the Company utilized $100 million, consisting primarily of the after-tax proceeds received from the sale of its former corporate headquarters building, to increase its share repurchases above the originally planned level of $200 million for the year. Then, in the fourth quarter of 2007, the Company increased its share repurchases by an additional $297.7 million in an effort to improve its capital structure by leveraging its financial position. As a result of this incremental spending, total repurchases for the year amounted to 11 million shares at a cost of approximately $597.7 million. This represents a significant increase from the 4.3 million and 4.4 million shares repurchased in 2006 and 2005, respectively, at a cost of approximately $200 million each year. The Company expects to spend $300 million in 2008 to repurchase its common shares. Stock prices, market conditions and other factors will determine the actual number of shares repurchased.

During 2007, the Company paid quarterly cash dividends to stockholders of 60 cents per share, for an annual total of $2.40 per share, or an aggregate amount of $378.3 million. The dividend paid per share during 2007 represented an increase of 5.3 percent over the dividend paid in 2006. In December 2007, the Board of Directors increased the Company's first quarter 2008 dividend to stockholders to 63 cents per share, with an indicated annual rate of $2.52 per share. This represents a 5 percent increase over the dividend paid in 2007.

During 2007, the Company returned a total of $976.1 million to stockholders through share repurchases and dividend payments. On average, over the past three years the Company has returned approximately 122 percent of cash flow from operating activities to stockholders through share repurchases and dividend payments, with the cash flow generated from operating activities being supplemented by short-term borrowings that the Company intends to refinance on a long-term basis, reflecting a change in capital structure.

AGGREGATE CONTRACTUAL OBLIGATIONS AS OF DECEMBER 31, 2007

	Payments Due by Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Contractual Obligations					
Long-term debt [1]	$1,090,000	$ -	$240,000	$ 850,000	$ -
Interest on long-term debt [2]	286,051	70,751	115,400	99,900	-
Operating leases	105,401	11,018	18,641	11,582	64,160
Open purchase orders [3]	52,292	52,292	-	-	-
Unconditional purchase obligations [4]	490,302	151,934	145,780	99,232	93,356
	$2,024,046	$285,995	$519,821	$1,060,714	$157,516

[1] These amounts represent debt maturities, as adjusted to reflect the long-term classification of certain borrowings due in the next 12 months, as a result of the Company's intent and ability to refinance these borrowings. For additional information, see Part II, Item 8, "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 9, Borrowing Arrangements."

[2] These amounts include interest payments on the Company's fixed rate obligations as well as interest related to short-term borrowings that the Company has classified as long-term. The weighted-average interest rate on short-term borrowings was 5.44% at December 31, 2007. The Company used this rate to estimate the interest payments throughout the life of the obligation. For additional information, see *Management's Discussion and Analysis, Sources of Liquidity.*

[3] Amount represents contractual obligations for materials and services on order at December 31, 2007, but not yet delivered. These represent short- term obligations made in the ordinary course of business.

[4] Unconditional purchase obligations relate primarily to contractual commitments for the purchase and processing of grapes for use in the production of wine. Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices. In the table above, unconditional purchase obligations of less than one year include $78.3 million for the purchase of leaf tobacco used in the production of moist smokeless tobacco products. The majority of the contractual obligations to purchase leaf tobacco are expected to be fulfilled by the end of 2008.

In connection with the settlement agreement the Company entered into to resolve the California indirect purchaser antitrust class action, a payment of $48 million was made in October 2007 representing the first of two equal installments to be paid with respect to the total settlement amount of $96 million. The second installment related to this agreement, totaling $48 million, was paid on January 11, 2008. See Note 21, "Contingencies," for additional details regarding the Company's antitrust litigation.

In addition to the obligations presented in the table above, as of December 31, 2007, the Company believes that it is reasonably possible that within the next 12 months payments of up to $10.4 million may be made to various tax authorities related to FIN 48 unrecognized tax benefits and interest. The Company cannot make a reasonably reliable estimate of the amount of liabilities for unrecognized tax benefits that may result in cash settlements for periods beyond 12 months.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with the acquisition of Stag's Leap Wine Cellars and the related formation of one of the Company's consolidated subsidiaries, Michelle-Antinori, LLC ("Michelle-Antinori"), the Company provided a put right to Antinori, the non-controlling interest partner ("minority put arrangement"). The minority put arrangement provides Antinori with the right to require the Company to purchase its 15 percent ownership interest in Michelle-Antinori at a price based on a fixed multiple of Stag's Leap Wine Cellars' earnings before income taxes, depreciation, amortization and other non-cash items. The minority put arrangement becomes exercisable beginning on the third anniversary of the Stag's Leap Wine Cellars acquisition (September 11, 2010). The Company accounts for the minority put arrangement as mandatorily redeemable securities under

Accounting Series Release No. 268, *Redeemable Preferred Stocks*, and Emerging Issues Task Force Abstract Topic No. D-98, *Classification and Measurement of Redeemable Securities*, as redemption is outside of the control of the Company. Under this accounting model, to the extent the value of the minority put arrangement is greater than the minority interest reflected on the balance sheet ("traditional minority interest"), the Company recognizes the difference as an increase to the value of the minority interest, with an offset to retained earnings and a similar reduction to the numerator in the earnings per share available to common shareholders calculation. The Company also reflects any decreases to the amount in a similar manner, with the floor in all cases being the traditionally calculated minority interest balance as of that date. The Company values the put arrangement by estimating its redemption value as if the redemption date were the end of the current reporting period, using the most recent 12-month trailing earnings before income taxes, depreciation, amortization and other non-cash items. As of December 31, 2007, the value of the minority put arrangement did not exceed the traditional minority interest balance. Therefore, no adjustment was recognized in the Consolidated Statement of Financial Position or in the calculation of earnings per share.

The Company does not have any other off-balance sheet arrangements that are material to its results of operations or financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Estimates and Assumptions

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. In addition, estimates affect the determination of contingent assets and liabilities and their related disclosure. The Company bases its estimates on a number of factors, including historical information and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates in the event there are changes in related conditions or assumptions. The development and selection of the disclosed estimates have been discussed with the Audit Committee of the Board of Directors. The following accounting policies are deemed to be critical, as they require accounting estimates to be made based upon matters that are highly uncertain at the time such estimates are made.

The Company's management believes that no one item that includes an assumption or estimate made by management could have a material effect on the Company's financial position or results of operations, with the exception of litigation matters and income taxes, if actual results are different from that assumption or estimate.

The Company exercises judgment when evaluating the use of assumptions and estimates, which may include the use of specialists and quantitative and qualitative analysis. Management believes that all assumptions and estimates used in the preparation of these financial statements are reasonable based on information currently available.

Inventory

The Company carries significant amounts of leaf tobacco, as well as bulk and bottled wine, as a result of the aging process required in the production of its moist smokeless tobacco and wine products, respectively. The carrying value of these inventories includes management's assessment of their estimated net realizable values. Management reviews these inventories to make judgments for potential write-downs for slow-moving, unsaleable or obsolete inventories, to reflect such inventories at the lower of cost or market. Factors considered in management's assessment include, but are not limited to, evaluation of cost trends, changes in customer demands, product pricing, physical deterioration and overall product quality.

Pension Plans

Amounts recognized in the financial statements for the Company's noncontributory defined benefit pension plans are determined using actuarial valuations. Inherent in these valuations are key assumptions, including those for the expected long-term rate of return on plan assets and the discount rate used in calculating the applicable benefit obligation. The Company evaluates these assumptions on an annual basis and considers adjustments to the applicable long-term factors based upon current market conditions, including changes in interest rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, *Employers' Accounting for Pensions* ("SFAS No. 87"). As of December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS No. 158"), the provisions of which did not impact its evaluation of assumptions in accordance with SFAS No. 87. Changes in the related pension expense and benefit obligation may occur in the future as a result of changes in these assumptions.

Pension expense was approximately $29.2 million, $33.7 million and $27.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. On average, over the past three years, excluding special termination charges recognized in 2007 and 2006 in connection with an executive officer's separation from service and Project Momentum, respectively, approximately 80 percent of pension expense was reflected in selling, advertising and administrative expenses, while the remainder was included in cost of products sold. The decrease in pension expense for 2007 was primarily the result of lower special termination benefit charges, as 2007 included $2 million of such charges, compared to $4 million in 2006, as well as savings realized as a result of actions taken in connection with Project Momentum. In addition, the impact of a 25 basis point increase in the assumed discount rate utilized to estimate pension expense for 2007, as compared to the prior year, contributed to the decline in pension expense. The Company believes the long-term rate of return of 7.5 percent is reasonable based upon the plans' asset composition and information available at the time, along with consideration of historical trends. The Company used a discount rate of 6.25 percent to calculate its pension liabilities at December 31, 2007. This rate approximates the rate at which current pension liabilities could effectively be settled. At December 31, 2007, actuarial losses recognized in accumulated other comprehensive income, including those associated with pension plan asset performance, were approximately $68.7 million. These losses will be amortized over the applicable remaining service period for each of the respective plans, ranging from 8 to 12 years.

During 2007, the Company made contributions of $7.5 million to its non-qualified pension plans. The Company did not make any discretionary contributions to its qualified pension plans in 2007. The Company expects to contribute $7.7 million to these non-qualified pension plans in 2008. The impact of a higher discount rate is expected to result in lower pension expense for 2008. The following provides a sensitivity analysis, which demonstrates the effects that adverse changes in actuarial assumptions would have had on 2007 pension expense: A 50 basis point decrease in the expected long-term rate of return on plan assets would increase pension expense by approximately $1.6 million, while the same basis point decrease in the discount rate would result in an increase of approximately $4.3 million.

Other Postretirement Benefit Plans

The Company maintains a number of other postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have completed specified age and service requirements upon retirement. Amounts recognized in the financial statements in connection with these other postretirement benefit plans are determined utilizing actuarial valuations. Expense related to these plans was approximately $4.5 million for the year ended December 31, 2007 and approximately $9 million for each of the years ended December 31, 2006 and 2005. The decrease in expense related to these plans in 2007 was mainly due to the absence of a net amount of $2.8 million of curtailment and special termination benefit charges recognized in 2006 as a result of actions taken in connection with Project Momentum. In addition, the decrease was also attributable to the impact of a 25 basis point increase in the assumed discount rate utilized to estimate the 2007 expense for the Company's other postretirement benefit plans, as compared to the discount rate utilized to estimate expense in the prior year. The key assumptions inherent in these valuations include health care cost trend rates and the discount rate used in calculating the applicable postretirement benefit obligation, each of which are evaluated by the Company on an annual basis, in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Future changes in the related postretirement benefit expense may be impacted by changes in these assumptions. The Company's aforementioned 2006 adoption of SFAS No. 158 did not impact its evaluation of assumptions in accordance with SFAS No. 106. The Company used a discount rate of 6 percent to calculate its postretirement benefit obligation at December 31, 2007, which approximates the rate at which current postretirement benefit liabilities could effectively be settled. The health care cost trend increase used in calculating the postretirement benefit obligation at December 31, 2007 is assumed to be 9 percent in 2008 and is expected to decrease gradually to 5 percent by 2016 and remain level thereafter. The following provides a sensitivity analysis demonstrating the impact that a 100 basis point increase or decrease in the assumed health care cost trend rate would have on both the postretirement benefit obligation and the related expense: A 100 basis point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation and related expense by approximately $5.2 million and $0.5 million, respectively. A 100 basis point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation and related expense by approximately $4.6 million and $0.4 million, respectively.

Sales Returns

The Company's primary business, which is the manufacture and sale of moist smokeless tobacco, sells products with dates relative to freshness. It is the Company's policy to accept authorized sales returns from its customers for products that have exceeded such dates. The Company's assumptions regarding sales return accruals are based on historical experience, current sales trends and other factors, and there has not been a significant fluctuation between assumptions and actual return activity on a historical basis. Actual sales returns represented approximately 6 percent, 6.3 percent and 5.6 percent of annual moist smokeless tobacco can gross sales for the years ended December 31, 2007, 2006 and 2005, respectively. Returned goods as a percentage of gross sales in 2007 and 2006 were relatively level, reflecting an increase from 2005, tracing to higher levels of promotional activity associated with the implementation of the premium brand loyalty initiative, which had the impact of increasing returned goods of regular-priced moist smokeless tobacco products. Significant increases or decreases in moist smokeless tobacco can sales, promotional activities, new product introductions, product quality issues and competition could affect sales returns in the future. Accrued sales returns at December 31, 2007 and 2006 totaled $18.3 million and $17.6 million, respectively.

Contingencies

The Company is subject to various threatened and pending litigation claims and discloses those matters in which the probability of an adverse outcome is other than remote, in the notes to its consolidated financial statements. The assessment of probability with regards to the outcome of litigation matters is made with the consultation of external counsel. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings or claims could ultimately be decided against the Company. An unfavorable outcome of such actions could have a material adverse effect on the Company's results of operations, cash flows or financial position. See Part II, Item 8, "Financial Statements and Supplementary Data – Notes to the Consolidated Financial Statements – Note 21, Contingencies," for disclosure of the Company's assessment related to pending litigation matters.

Income Taxes

The Company's income tax provision takes into consideration pre-tax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. Notwithstanding the fact that all of the Company's tax filing positions are supported by the requisite tax and legal authority, the Company recognizes tax benefits in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which it adopted as of January 1, 2007. Prior to the Company's adoption of FIN 48, accruals for uncertain income tax positions were established in accordance with SFAS No. 5, *Accounting for Contingencies*. At December 31, 2007, the total liability for unrecognized tax benefits was $39.2 million.

The Internal Revenue Service and other tax authorities audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the Company has established an accrual is audited and ultimately resolved. With few exceptions, the Company is no longer subject to federal, state and local or foreign income tax examinations by tax authorities for years before 2004. While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its accruals reflect the probable outcome of known tax contingencies. However, the final resolution of any such tax audits could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on the results of operations in any given period.

The Company continually and regularly evaluates, assesses and adjusts its accruals for income taxes in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Of the total $39.2 million of unrecognized tax benefits as of December 31, 2007, approximately $21.2 million would impact the annual effective tax rate if such amounts were recognized. The remaining $18 million of unrecognized tax benefits at December 31, 2007 relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Based on information obtained to date, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $11.4 million within the next 12 months due to negotiated resolution payments, lapses in statutes of limitations and the resolution of various examinations in multiple state jurisdictions.

NEW ACCOUNTING STANDARDS

The Company reviews new accounting standards to determine the expected financial impact, if any, that the adoption of each such standard will have. As of the filing of this Form 10-K, there were no new accounting standards issued that were projected to have a material impact on the Company's consolidated financial position, results of operations or liquidity. Refer to Part II, Item 8, "Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 2, Recent Accounting Pronouncements," for further information regarding new accounting standards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The disclosure and analysis in this report, as well as in other reports filed with or furnished to the SEC or statements made by the Company, may contain forward-looking statements that describe the Company's current expectations or forecasts of future events. One can usually identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other similar words or terms in connection with any discussion of future operating or financial performance. These include statements relating to future actions, performance or results related to current or future products or product approvals, sales efforts, expenses, the outcome of contingencies such as legal proceedings and financial results. From time to time, the Company may provide oral or written forward-looking statements in other public materials.

The Private Securities Litigation Reform Act of 1995 ("the Act") provides a safe harbor for forward-looking information made on behalf of the Company. All statements, other than statements of historical facts, which address activities or actions that the Company expects or anticipates will or may occur in the future, and growth of the Company's operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.

Any one, or a combination, of these factors could materially affect the results of the Company's operations. These risks and uncertainties include uncertainties associated with:

- The risk factors described under Part I, Item 1A, "Risk Factors," of this Form 10-K;
- Ongoing and future litigation relating to product liability, antitrust and other matters and legal and other regulatory initiatives;
- Ability to execute strategic actions, including acquisitions and the integration of acquired businesses;
- Federal and state legislation, including actual and potential excise tax increases, and marketing restrictions relating to matters such as adult sampling, minimum age of purchase, self service displays and flavors;
- Competition from other companies, including any new entrants in the marketplace;
- Wholesaler ordering patterns;
- Consumer preferences, including those relating to premium and price-value brands and receptiveness to new product introductions and marketing and other promotional programs;
- The cost of tobacco leaf and other raw materials;
- Conditions in capital markets, including the market price per share of the Company's common stock and its impact on the number of shares repurchased; and
- Other factors described in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K to the Securities and Exchange Commission ("SEC").

Furthermore, forward-looking statements made by the Company are based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other factors beyond the control of the Company, actual results may differ from those in the forward-looking statements. The forward-looking statements speak only as to the date when they are made. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. However, the public is advised to review any future disclosures the Company makes on related subjects in its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K to the SEC.

Item 7A — Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

In the normal course of business, the Company is exposed to market risk, primarily in the form of interest rate risk. The Company routinely monitors this risk, and has instituted policies and procedures to minimize the adverse effects of changes in interest rates on its net earnings and cash flows. To manage borrowing costs, the Company uses a combination of fixed rate and floating rate debt, as well as derivative instruments, primarily interest rate swaps and treasury locks. All derivative contracts are for non-trading purposes, and are entered into with major reputable financial institutions with investment grade credit ratings, thereby minimizing counterparty risk.

At December 31, 2007 and 2006, the Company had $800 million in fixed rate senior notes and $40 million in floating rate senior notes outstanding. The fixed rate senior notes outstanding at December 31, 2007 and 2006 were comprised of long-term notes of $600 million and $200 million bearing interest rates of 6.625 percent and 7.25 percent, respectively. In order to hedge the interest rate risk on the $40 million floating rate senior notes, the Company entered into an interest rate swap to pay a fixed rate of interest (7.25 percent) and receive a floating rate of interest on the notional amount of $40 million. This swap fixes the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent. The fair value of the interest rate swap at December 31, 2007 and 2006 was a net liability of $1.4 million and $1.1 million, respectively, based on a dealer quote and considering current market rates. The Company has completed a sensitivity analysis of interest rate risk and the effects of hypothetical sudden changes in the applicable market conditions on this fair value, based upon 2007 year-end positions. Computations of the potential effects of the hypothetical market changes are based upon various assumptions, involving interest rate changes, keeping all other variables constant. Based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2007, the fair value of the interest rate swap would increase by approximately $0.5 million to a net liability of $0.9 million. Conversely, a 100 basis point decrease in that rate would decrease the fair value of the swap by $0.5 million to a net liability of $1.9 million.

Taking into account the Company's floating rate senior notes payable and interest rate swap outstanding at December 31, 2007, each 100 basis point increase or decrease in the applicable market rates of interest, with all other variables held constant, would not have any effect on interest expense. This is due to the full correlation of the terms of the notes with those of the swap, which results in interest rates on all of the senior notes outstanding being fixed at December 31, 2007.

The fair value of the Company's fixed rate senior notes at December 31, 2007 and 2006 was $846.5 million and $841.4 million, respectively, reflecting the application of current interest rates offered for debt with similar terms and maturities. The fair value of these senior notes is subject to fluctuations resulting from changes in the applicable market interest rates. As an indication of these notes' sensitivity to changes in interest rates, based upon an immediate 100 basis point increase in the applicable interest rates at December 31, 2007, the fair value of the Company's fixed rate senior notes would decrease by approximately $27.1 million. Conversely, a 100 basis point decrease in that rate would increase the fair value of these notes by $28.4 million.

The Company has hedged the variability of forecasted interest payments attributable to changes in interest rates through the date of an anticipated debt issuance in 2009 via a forward starting interest rate swap. The forward starting interest rate swap has a notional amount of $100 million and the terms call for the Company to receive interest quarterly at a variable rate equal to the London InterBank Offered Rate ("LIBOR") and to pay interest semi-annually at a fixed rate of 5.715 percent. The Company expects that the forward starting swap will be perfectly effective in offsetting the variability in the forecasted interest rate payments, as the critical terms of the forward starting swap exactly match the critical terms of the expected debt issuance. This forward starting swap has the effect of fixing the base interest rate on $100 million of principal in an anticipated debt issuance in 2009. The fair value of the forward starting interest rate swap at December 31, 2007 and 2006 was a net liability of $6.1 million and $3.1 million, respectively, based on a dealer quote and considering current market rates. As an indication of the forward starting swap's sensitivity to changes in interest rates, based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2007, the fair value of the forward starting swap would increase by approximately $7.4 million to a net asset of $1.3 million. Conversely, a 100 basis point decrease in that rate would decrease the fair value of these notes by $8.5 million to a net liability of $14.6 million.

These hypothetical changes and assumptions may be different from what actually takes place in the future, and the computations do not take into account management's possible actions if such changes actually occurred over time. Considering these limitations, actual effects on future earnings could differ from those calculated above.

Foreign Currency Risk

The Company occasionally enters into foreign currency forward contracts, designated as cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with forecasted transactions to purchase oak barrels for its wine operations and firm commitments to purchase certain equipment for its tobacco operations. There were no foreign currency forward contracts outstanding at December 31, 2007.

Concentration of Credit Risk

The Company routinely invests portions of its cash in short-term instruments deemed to be cash equivalents. It is the Company's policy to ensure that these instruments are comprised of only investment grade securities (as determined by a third-party rating agency) which mature in three months or less. These factors, along with continual monitoring of the credit status of the issuer companies and securities, reduce the Company's exposure to investment risk associated with these securities. At December 31, 2007, the Company had approximately $57.4 million invested in these instruments.

Short-term investments at December 31, 2006 of $20 million were comprised of auction rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction. There were no short-term investments at December 31, 2007.

Commodity Price Risk

The Company has entered into unconditional purchase obligations in the form of contractual commitments to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in producing wine. See *Aggregate Contractual Obligations* in Item 7 for additional details.

Item 8 — Financial Statements and Supplementary Data

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control systems, no matter how well designed, may have inherent limitations. As such, internal control policies and procedures over financial reporting established by the Company may not prevent or detect misstatements. Therefore, even those systems designed to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation, presentation and reporting.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of December 31, 2007, as stated in their report included in Part II, "Item 8 – Financial Statements and Supplementary Data."

UST Inc.

Stamford, Connecticut
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UST Inc.:

We have audited the accompanying consolidated statement of financial position of UST Inc. ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and changes in stockholders' (deficit) equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed on Schedule II in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UST Inc. at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." Also, as discussed in Notes 1 and 14 to the consolidated financial statements, the Company adopted the provisions of the FASB's Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), UST Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP

Stamford, Connecticut
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UST Inc.:

We have audited UST Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UST Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report of Management on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UST Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of UST Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and changes in stockholders' (deficit) equity for each of the three years in the period ended December 31, 2007 of UST Inc. and our report dated February 21, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP

Stamford, Connecticut
February 21, 2008

UST INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31		
	2007	**2006**	**2005**
Net sales	**$1,950,779**	$1,850,911	$1,851,885
Costs and expenses:			
Cost of products sold	**466,967**	412,971	392,670
Excise taxes	**57,608**	53,117	50,461
Selling, advertising and administrative	**529,795**	525,990	518,797
Restructuring charges	**10,804**	21,997	-
Antitrust litigation	**137,111**	2,025	11,762
Total costs and expenses	**1,202,285**	1,016,100	973,690
Gain on sale of corporate headquarters	**105,143**	-	-
Operating income	**853,637**	834,811	878,195
Interest, net	**40,600**	41,785	50,578
Earnings from continuing operations before income taxes	**813,037**	793,026	827,617
Income tax expense	**292,764**	291,060	293,349
Earnings from continuing operations	**520,273**	501,966	534,268
Income from discontinued operations, including income tax effect	**-**	3,890	-
Net earnings	**$ 520,273**	$ 505,856	$ 534,268
Net earnings per basic share:			
Earnings from continuing operations	**$ 3.30**	$ 3.13	$ 3.26
Income from discontinued operations	**-**	0.02	-
Net earnings per basic share:	**$ 3.30**	$ 3.15	$ 3.26
Net earnings per diluted share:			
Earnings from continuing operations	**$ 3.27**	$ 3.10	$ 3.23
Income from discontinued operations	**-**	0.02	-
Net earnings per diluted share:	**$ 3.27**	$ 3.12	$ 3.23
Dividends per share	**$ 2.40**	$ 2.28	$ 2.20
Average number of shares:			
Basic	**157,854**	160,772	163,949
Diluted	**159,295**	162,280	165,497

The accompanying notes are integral to the Consolidated Financial Statements.

UST INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands)

	December 31	
	2007	**2006**
Assets:		
Current assets:		
Cash and cash equivalents	**$ 73,697**	$ 254,393
Short-term investments	**-**	20,000
Accounts receivable	**60,318**	52,501
Inventories	**646,563**	601,258
Deferred income taxes	**26,737**	11,370
Income taxes receivable	**8,663**	-
Assets held for sale	**-**	31,452
Prepaid expenses and other current assets	**30,296**	27,136
Total current assets	**846,274**	998,110
Property, plant and equipment, net	**505,101**	389,810
Deferred income taxes	**35,972**	26,239
Goodwill	**28,304**	6,547
Intangible assets, net	**56,221**	4,723
Other assets	**15,206**	14,919
Total assets	**$1,487,078**	$1,440,348
Liabilities and stockholders' (deficit) equity:		
Current liabilities:		
Accounts payable and accrued expenses	**$ 324,814**	$ 268,254
Income taxes payable	**-**	18,896
Litigation liability	**75,360**	12,927
Total current liabilities	**400,174**	300,077
Long-term debt	**1,090,000**	840,000
Postretirement benefits other than pensions	**81,668**	86,413
Pensions	**150,318**	142,424
Income taxes payable	**38,510**	-
Other liabilities	**18,610**	5,608
Total liabilities	**1,779,280**	1,374,522
Contingencies (see Note 21)		
Minority interest and put arrangement	**28,000**	-
Stockholders' (deficit) equity:		
Capital stock[1]	**105,635**	104,956
Additional paid-in capital	**1,096,923**	1,036,237
Retained earnings	**773,829**	635,272
Accumulated other comprehensive loss	**(45,083)**	(56,871)
	1,931,304	1,719,594
Less treasury stock[2]	**2,251,506**	1,653,768
Total stockholders' (deficit) equity	**(320,202)**	65,826
Total liabilities and stockholders' (deficit) equity	**$1,487,078**	$1,440,348

(1) Common Stock par value $.50 per share: Authorized – 600 million shares; Issued – 211,269,622 shares in 2007 and 209,912,510 shares in 2006. Preferred Stock par value $.10 per share: Authorized – 10 million shares; Issued – None.

(2) 60,332,966 shares and 49,319,673 shares of treasury stock at December 31, 2007 and December 31, 2006, respectively.

The accompanying notes are integral to the Consolidated Financial Statements.

UST INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended December 31		
	2007	**2006**	**2005**
Operating Activities:			
Net earnings	**$ 520,273**	$ 505,856	$ 534,268
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**46,622**	45,839	46,438
Share-based compensation expense	**11,784**	10,403	5,976
Excess tax benefits from share-based compensation	**(9,756)**	(9,863)	-
Goodwill and intangible impairment	-	-	3,313
Gain on sale of corporate headquarters	**(105,143)**	-	-
Loss (gain) on disposition of property, plant and equipment	**576**	(327)	8,911
Amortization of imputed rent on corporate headquarters	**6,740**	-	-
Deferred income taxes	**(16,146)**	(16,922)	19,167
Changes in operating assets and liabilities:			
Accounts receivable	**(2,153)**	1,685	(12,724)
Inventories	**(5,517)**	(15,780)	(16,247)
Prepaid expenses and other assets	**(2,975)**	14,703	16,255
Accounts payable, accrued expenses, pensions and other liabilities	**60,255**	40,541	6,757
Income taxes	**4,645**	22,945	(39,977)
Litigation liability	**62,433**	(2,224)	(11,438)
Net cash provided by operating activities	**571,638**	596,856	560,699
Investing Activities:			
Short-term investments, net	**20,000**	(10,000)	50,000
Purchases of property, plant and equipment	**(88,426)**	(37,044)	(89,947)
Proceeds from dispositions of property, plant and equipment	**130,725**	6,179	22,942
Acquisition of business	**(155,197)**	(10,578)	-
Loan to minority interest holder	**(27,096)**	-	-
Repayment of loan by minority interest holder	**27,096**	-	-
Investment in joint venture	**(425)**	(3,620)	-
Net cash used in investing activities	**(93,323)**	(55,063)	(17,005)
Financing Activities:			
Repayment of debt	**(7,095)**	-	(300,000)
Proceeds from revolving credit facility borrowings	**250,000**	-	-
Change in book cash overdraft	**26,536**	-	-
Excess tax benefits from share-based compensation	**9,756**	9,863	-
Proceeds from the issuance of stock	**37,855**	68,214	69,375
Dividends paid	**(378,325)**	(367,499)	(361,208)
Stock repurchased	**(597,738)**	(200,003)	(200,038)
Net cash used in financing activities	**(659,011)**	(489,425)	(791,871)
(Decrease) increase in cash and cash equivalents	**(180,696)**	52,368	(248,177)
Cash and cash equivalents at beginning of year	**254,393**	202,025	450,202
Cash and cash equivalents at end of the period	**$ 73,697**	$ 254,393	$ 202,025
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	**$ 305,094**	$ 283,618	$ 314,735
Interest	**$ 57,910**	$ 57,151	$ 70,351

The accompanying notes are integral to the Consolidated Financial Statements.

10K

UST INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY

(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' (Deficit) Equity	Comprehensive Income
Balance at December 31, 2004	$ 105,777	$ 885,049	$ 492,800	$ (19,911)	$ (1,454,150)	$ 9,565	
Comprehensive income:							
Net earnings	-	-	534,268	-	-	534,268	$ 534,268
Other comprehensive income (loss), net of tax:							
Net deferred gain on cash flow hedges	-	-	-	1,400	-	1,400	1,400
Foreign currency translation adjustment	-	-	-	1,161	-	1,161	1,161
Minimum pension liability adjustment	-	-	-	(452)	-	(452)	(452)
Other comprehensive income							2,109
Comprehensive income							$ 536,377
Cash dividends – $2.20 per share	-	-	(361,208)	-	-	(361,208)	
Exercise of stock options – 2,179,000 shares; issuance of stock and restricted stock – 199,409 shares; issuance of stock upon conversion of restricted stock units – 24,359 shares	1,202	69,779	-	-	-	70,981	
Income tax benefits and decrease in receivables from exercise of stock options	-	19,421	-	-	-	19,421	
Stock repurchased – 4,438,642 shares	-	-	-	-	(200,038)	(200,038)	
Retirement of treasury stock – 6,337,275 shares	(3,169)	(28,783)	(168,471)	-	200,423	-	
Balance at December 31, 2005	103,810	945,466	497,389	(17,802)	(1,453,765)	75,098	
Comprehensive income:							
Net earnings	-	-	505,856	-	-	505,856	$ 505,856
Other comprehensive income (loss), net of tax:							
Net deferred loss on cash flow hedges	-	-	-	(1,417)	-	(1,417)	(1,417)
Foreign currency translation adjustment	-	-	-	639	-	639	639
Minimum pension liability adjustment	-	-	-	924	-	924	924
Other comprehensive income							146
Comprehensive income							$ 506,002
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	(39,215)	-	(39,215)	
Cash dividends – $2.28 per share	-	-	(367,499)	-	-	(367,499)	
Dividend equivalents on share-based awards	-	-	(474)	-	-	(474)	
Exercise of stock options – 2,112,200 shares	1,056	65,670	-	-	-	66,726	
Share-based compensation expense – 14,033 shares	7	10,511	-	-	-	10,518	
RSU's issued, including net impact of tax withholding – 21,322 shares	11	(598)	-	-	-	(587)	
Restricted Stock, including net impact of tax withholding – 144,516 shares	72	(433)	-	-	-	(361)	
Income tax benefits and decrease in receivables from exercise of stock options	-	15,621	-	-	-	15,621	
Stock repurchased – 4,270,295 shares	-	-	-	-	(200,003)	(200,003)	
Balance at December 31, 2006	104,956	1,036,237	635,272	(56,871)	(1,653,768)	65,826	
Comprehensive income:							
Net earnings	-	-	**520,273**	-	-	**520,273**	**$520,273**
Other comprehensive income (loss), net of tax:							
Net deferred loss on cash flow hedges	-	-	-	**(2,105)**	-	**(2,105)**	**(2,105)**
Foreign currency translation adjustment	-	-	-	**1,750**	-	**1,750**	**1,750**
Defined benefit pension and other postretirement benefit plans adjustment	-	-	-	**12,143**	-	**12,143**	**12,143**
Other comprehensive income							**11,788**
Comprehensive income							**$532,061**
Adjustment to initially apply FIN No. 48	-	-	**(2,770)**	-	-	**(2,770)**	
Cash dividends – $2.40 per share	-	-	**(378,325)**	-	-	**(378,325)**	
Dividend equivalents on share-based awards	-	-	**(621)**	-	-	**(621)**	
Exercise of stock options – 1,259,800 shares	**630**	**39,084**	-	-	-	**39,714**	
Share-based compensation expense – 14,598 shares	**7**	**11,850**	-	-	-	**11,857**	
RSU's issued, including net impact of tax withholding – 21,454 shares	**11**	**(994)**	-	-	-	**(983)**	
Restricted Stock, including net impact of tax withholding – 61,260 shares	**31**	**(2,478)**	-	-	-	**(2,447)**	
Income tax benefits and decrease in receivables from exercise of stock options	-	**13,224**	-	-	-	**13,224**	
Stock repurchased – 11,013,293 shares	-	-	-	-	**(597,738)**	**(597,738)**	
Balance at December 31, 2007	**$105,635**	**$1,096,923**	**$ 773,829**	**$(45,083)**	**$(2,251,506)**	**$(320,202)**	

The accompanying notes are integral to the Consolidated Financial Statements.

1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

UST Inc. (the "Company"), is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. U.S. Smokeless Tobacco Company is a leading manufacturer and marketer of moist smokeless tobacco products and International Wine & Spirits Ltd., through its Ste. Michelle Wine Estates subsidiary, produces and markets premium wines sold nationally. The Company conducts its business principally in the United States.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the consolidated financial statements are appropriate, however, actual results may differ from these estimates. The consolidated financial statements include the accounts of the Company and all of its subsidiaries after the elimination of intercompany accounts and transactions. The Company provides for minority interests in consolidated companies in which the Company's ownership is less than 100 percent. Certain prior year amounts have been reclassified to conform to the 2007 presentation.

The estimated fair values of amounts reported in the consolidated financial statements have been determined by using available market information or appropriate valuation methodologies. All current assets and current liabilities are carried at their fair values, which approximate market values, because of their short-term nature. The fair values of non-current assets and long-term liabilities approximate their carrying values, with the exception of the Company's senior notes (see Note 9, "Borrowing Arrangements") and certain long-lived assets (see *Property, Plant and Equipment* section below).

During 2006, the Company reversed an income-tax related contingency accrual originally recorded in connection with the June 2004 transfer of the Company's former cigar operations to a smokeless tobacco competitor. This reversal is presented as Discontinued Operations. See Note 19, "Discontinued Operations," for further information.

Revenue Recognition

Revenue from the sale of moist smokeless tobacco products is recognized, net of any discounts or rebates granted, when title passes, which corresponds with the arrival of such products at customer locations. Revenue from the sale of wine is recognized, net of allowances, at the time products are shipped to customers. Revenue from the sale of all other products is predominantly recognized when title passes, which occurs at the time of shipment to customers. Trade accounts receivable are recorded at the invoiced amount and do not bear interest.

The Company sells moist smokeless tobacco products with dates relative to freshness. It is the Company's policy to accept authorized sales returns from its customers for products that have exceeded such dates. In connection with this policy, the Company records an accrual for estimated future sales returns of moist smokeless tobacco products based upon historical experience, current sales trends and other factors, in the period in which the related products are shipped.

Costs associated with the Company's sales incentives, consisting of cash consideration offered to any purchasers of the Company's products at any point along the distribution chain, are recorded as a reduction to "net sales" on the Consolidated Statement of Operations.

Shipping and handling costs incurred by the Company in connection with products sold are included in "cost of products sold" on the Consolidated Statement of Operations.

Cash and Cash Equivalents

Cash equivalents are amounts invested in investment grade instruments with maturities of three months or less when acquired.

Short-Term Investments

The Company did not hold any short-term investments at December 31, 2007. Short-term investments at December 31, 2006 were comprised of auction-rate securities ("ARS"), which are long-term variable (floating) rate bonds that are tied to short-term interest rates. The stated maturities for these securities are generally 20 to 30 years, but their floating interest rates are reset at seven, 28 or 35-day intervals via a Dutch Auction process. Given the fact that ARS are floating rate investments, they are typically traded at par value, with interest paid at each auction.

Inventories

Inventories are stated at lower of cost or market. Elements of cost included in products in process and finished goods inventories include raw materials, comprised primarily of leaf tobacco and grapes, direct labor and manufacturing overhead. The majority of leaf tobacco costs is determined using the last-in, first-out (LIFO) method. The cost of the remaining inventories is determined using the first-in, first-out (FIFO) and average cost methods. Leaf tobacco and wine inventories are included in current assets as a standard industry practice, notwithstanding the fact that such inventories are carried for several years for the purpose of curing and aging.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on estimated salvage values, where applicable, and the estimated useful lives of the assets. Improvements are capitalized if they extend the useful lives of the related assets, while repairs and maintenance costs are expensed when incurred. The Company capitalizes interest related to capital projects that qualify for such treatment under SFAS No. 34, *Capitalization of Interest Costs*.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the carrying values of long-lived assets, including property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

Assets Held for Sale

Long-lived assets are classified as held for sale when certain criteria are met. These criteria include management's commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets has been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets. The Company measures long-lived assets to be disposed of by sale at the lower of carrying amount or fair value, less cost to sell. See Note 4, "Assets Held for Sale," for further information.

Income Taxes

Income taxes are provided on all revenue and expense items included in the Consolidated Statement of Operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pre-tax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company's income tax provision takes into consideration pre-tax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. The Company recognizes tax benefits in accordance with the provisions of FIN 48, which it adopted as of January 1, 2007. The Company recognizes accruals of interest and penalties related to unrecognized tax benefits in income tax expense. Prior to the Company's adoption of FIN 48, accruals for uncertain income tax positions were established in accordance with SFAS No. 5, *Accounting for Contingencies.*

The Internal Revenue Service ("IRS") and other tax authorities in various states and foreign jurisdictions audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the Company has an unrecognized tax benefit is audited and ultimately resolved. With few exceptions, the Company is no longer subject to federal, state and local or foreign income tax examinations by tax authorities for years before 2004. While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its estimates reflect the most likely outcome of known tax contingencies. However, the final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on its results of operations in any given period.

Advertising Costs

The Company expenses the production costs of advertising in the period in which they are incurred. Advertising expenses, which include print and point-of-sale advertising and certain trade and marketing promotions, were $76.8 million in 2007, $71.2 million in 2006 and $66.7 million in 2005. At December 31, 2007 and 2006, prepaid expenses and other current assets include advertising-related materials of $1.5 million and $3.3 million, respectively.

Goodwill and Other Intangible Assets

In accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* the Company tests goodwill and other intangible assets with indefinite lives for impairment on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value). The Company conducts testing for impairment during the fourth quarter of its fiscal year. Intangible assets that do not have indefinite lives are amortized over their respective estimated useful lives, which range from 3-20 years. See Note 7, "Goodwill and Other Intangible Assets," for additional information.

Share-Based Compensation

The Company accounts for share-based payments in accordance with the provisions of SFAS No. 123(R), *Share-based Payment*, ("SFAS No. 123(R)"), which it adopted on January 1, 2006. SFAS No. 123(R) requires all share-based payments issued to acquire goods or services, including grants of employee stock options, to be recognized in the statement of operations based on their fair values, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma disclosure required under SFAS No. 123, *Accounting for Stock Based Compensation* ("SFAS No. 123"), for the periods prior to adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred. See Note 12, "Share-Based Compensation," for further information.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based compensation awards to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), as permitted under SFAS No. 123. Under the intrinsic value-based method, no share-based compensation expense was reflected in net earnings as a result of stock option grants, as all options granted under these plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. Compensation expense was recognized in net earnings during the year ended December 31, 2005, as a result of restricted stock granted to employees and non-employee directors and restricted stock units granted to employees.

Foreign Currency Translation

In connection with foreign operations with functional currencies other than the U.S. dollar, assets and liabilities are translated at current exchange rates, while income and expenses are translated at the average rates for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss.

Net Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had the potential dilutive shares of common stock been issued. The dilutive effect of outstanding options, restricted stock and restricted stock units is reflected in diluted earnings per share by applying the treasury stock method under SFAS No. 128, *Earnings per Share*. Under the treasury stock method, an increase in the fair value of the Company's common stock can result in a greater dilutive effect from outstanding options, restricted stock and restricted stock units. Furthermore, the exercise of options and the vesting of restricted stock and restricted stock units can result in a greater dilutive effect on earnings per share. See Note 18, "Net Earnings Per Share," for additional information.

Excise Taxes

The Company accounts for excise taxes on a gross basis, reflecting the amount of excise taxes recognized in both net sales and costs. Accordingly, amounts reported in "net sales" on the Consolidated Statement of Operations for each year include an amount equal to that reported in the "excise taxes" line item.

2 – RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R), replaces SFAS No. 141, *Business Combinations*, and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and any goodwill acquired in a business combination. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of a business combination. SFAS No. 141(R) is to be applied on a prospective basis and, for the Company, would be effective for any business combination transactions with an acquisition date on or after January 1, 2009. The Company is in the process of evaluating the impact that the adoption of this pronouncement may have on its results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS No. 160"), which establishes accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. The key provisions of SFAS No. 160 included the following: (1) noncontrolling interests in consolidated subsidiaries shall be presented in the consolidated statement of financial position within equity, but separate from the parent's equity, (2) consolidated net income shall include amounts attributable to both the parent and the noncontrolling interest, with the amount applicable to each party clearly presented in the consolidated statement of operations, (3) fair value measures shall be used when deconsolidating a subsidiary and determining any resulting gain or loss, and (4) sufficient disclosures shall be made to clearly distinguish between the interests of the parent and the interests of the noncontrolling owners. The calculation of net earnings per share will continue to be based only on income attributable to the parent. SFAS No. 160 is to be applied on a prospective basis, except for the presentation and disclosure requirements, which are to be applied retrospectively. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and, as such, the Company plans to adopt the provisions of this standard on January 1, 2009. The Company is in the process of evaluating the impact that the adoption of this pronouncement may have on its results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, The *Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and, as such, the Company has adopted the provisions of SFAS No. 159 as of January 1, 2008. The Company does not expect that the adoption of SFAS No. 159 will have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides a common definition of fair value to be applied to existing GAAP requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, the Company has adopted the provisions of SFAS No. 157 as of January 1, 2008. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on its results of operations or financial position. However, as a result of the adoption of this standard, the Company will provide enhanced disclosures regarding the use of fair value measures.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the consolidated financial statements of the Company.

3 – INVENTORIES

Inventories at December 31, 2007 and 2006 were as follows:

	December 31	
	2007	**2006**
Leaf tobacco	**$202,137**	$201,035
Products in process*	**258,814**	233,741
Finished goods*	**163,247**	145,820
Other materials and supplies*	**22,365**	20,662
	$646,563	$601,258

* Amounts reported reflect inventory applicable to the Company's operating segments, primarily Wine and Smokeless Tobacco.

At December 31, 2007 and 2006, $218.7 million and $221.4 million, respectively, of leaf tobacco inventories were valued using the LIFO method. The average costs of these inventories were greater than the amounts at which these inventories were carried in the Consolidated Statement of Financial Position by $73.7 million and $73.4 million, respectively. The reduction in LIFO leaf tobacco inventories during 2007 resulted in a liquidation of LIFO inventory layers, the effect of which was not material to the Company's results of operations. At December 31, 2007 and 2006, leaf tobacco of $57.1 million and $53 million, respectively, was valued using the average cost method, reflecting the cost of those leaf tobacco purchases made subsequent to the previous crop year end.

4 – ASSETS HELD FOR SALE

At December 31, 2007, the Company had no assets classified as held for sale, as the properties held for sale at December 31, 2006 were either sold or reclassified back into property, plant and equipment during the twelve months ended December 31, 2007.

In September 2007, $1.8 million relating to the Company's corporate conference center located in Watch Hill, Rhode Island was reclassified to "property, plant and equipment, net" as the Company was not able to sell the property within the twelve-month period allowed under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* A cumulative retroactive depreciation adjustment upon reclassification was not required, as the carrying value of the property was equal to its estimated salvage value at the time of initial classification within "assets held for sale." Prior to this reclassification, the property was included within "assets held for sale" on the December 31, 2006 Consolidated Statement of Financial Position.

In March 2007, the Company finalized the sale of its corporate headquarters for cash proceeds of $130 million, as well as a below-market, short-term lease with an imputed fair market value of approximately $6.7 million. This sale resulted in a pre-tax gain of approximately $105 million, which is reported on the "gain on sale of corporate headquarters" line in the Consolidated Statement of Operations. Prior to this transaction, the property was included within "assets held for sale" on the December 31, 2006 Consolidated Statement of Financial Position.

In January 2007, the Company sold a winery property located in the State of Washington for net proceeds of $3.1 million, resulting in a pre-tax gain of $2 million, which was recorded as a reduction to selling, advertising and administrative ("SA&A") expenses in the Consolidated Statement of Operations. Prior to this transaction, the property was included within "assets held for sale" on the December 31, 2006 Consolidated Statement of Financial Position.

In March 2006, the Company sold a winery property located in California with a carrying value of $3.4 million for net proceeds of $5.9 million, resulting in a pre-tax gain of $2.5 million, which was recorded as a reduction to SA&A expenses in the Consolidated Statement of Operations.

5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are reported at cost less accumulated depreciation. Property, plant and equipment at December 31, 2007 and 2006 are as follows:

		December 31	
	Lives (Years)	2007	2006
Land	-	**$ 53,443**	$ 15,100
Buildings and building improvements	1 - 40*	**247,847**	195,522
Vineyards	25	**27,839**	23,739
Machinery and equipment	3 - 20	**571,484**	531,525
		900,613	765,886
Less accumulated depreciation		**395,512**	376,076
		$505,101	$389,810

* The life of buildings is generally between 10 and 40 years, whereas the life of building improvements is generally between one and seventeen years.

The property, plant and equipment balances at December 31, 2007 reflect the impact of the acquisition of Stag's Leap Wine Cellars (see Note 22, "Other Matters," for additional information). Depreciation expense was $45.1 million for 2007, $44.8 million for 2006, and $45.3 million for 2005.

6 – COMMITMENTS

Purchase Agreements

At December 31, 2007, the Company had entered into unconditional purchase obligations in the form of contractual commitments. Unconditional purchase obligations are commitments that are either noncancelable or cancelable only under certain predefined conditions.

The Company is obligated to make payments in the upcoming year of approximately $78.3 million for leaf tobacco to be used in the production of moist smokeless tobacco products. The increase from the December 31, 2006 commitment of $15.3 million is primarily a result of differences in the timing which contracts for the purchase of leaf tobacco were executed. The majority of the contractual obligations to purchase leaf tobacco are expected to be fulfilled by the end of 2008.

Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices. The Company is obligated to make future payments for purchases and processing of grapes for use in the production of wine, based on estimated yields and market conditions, as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Grape commitments	$ 73,623	$ 73,067	$ 72,713	$ 62,490	$ 36,742	$ 93,356	$ 411,991

Payments made in connection with unconditional purchase obligations for grapes were $65.8 million, $61.9 million and $54.6 million in 2007, 2006 and 2005, respectively.

10K

Operating Leases

The Company leases certain property and equipment under various operating lease arrangements. Certain leases contain escalation clauses as well as renewal options, whereby the Company can extend the lease term for periods ranging up to 10 years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
Lease commitments	$ 10,681	$ 10,400	$ 8,241	$ 6,392	$ 5,190	$ 64,160	$ 105,064

Rent expense was $21.4 million for 2007, $12.1 million for 2006 and $12.5 million for 2005. Rent expense for 2007 reflected approximately $6.7 million related to a short-term lease for the Company's former corporate headquarters building, which expired in the third quarter of 2007. The Company's lease for its current corporate headquarters building extends through 2024 and contains provisions related to rent holidays, escalation clauses and leasehold improvement incentives, all of which are factored into the straight-line recognition of rent expense over the lease term.

7 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

During 2007, in connection with the acquisition of Stag's Leap Wine Cellars, the Company recognized goodwill of $21.2 million (see Note 22, "Other Matters," for additional information). During 2006, the Company recognized goodwill of $3.9 million related to the acquisition of Erath Vineyards, LLC ("Erath"). The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006:

	Total
Goodwill as of January 1, 2006	$ 2,649
Acquisitions	3,898
Goodwill as of December 31, 2006	6,547
Acquisitions	**21,166**
Translation adjustments	**591**
Goodwill as of December 31, 2007	**$ 28,304**

Approximately $25.2 million of the goodwill balance at December 31, 2007 related to the Company's Wine segment and the remaining $3.1 million related to the Company's international operations. There were no impairment charges recorded relating to goodwill for the years ended December 31, 2007 and 2006. During the fourth quarter of 2005, as a result of its annual impairment testing, the Company recorded an impairment charge of approximately $2.4 million, which is reflected in SA&A expenses in the Consolidated Statement of Operations, related to goodwill for F.W. Rickard Seeds, Inc. ("Rickard Seeds"), a second-tier subsidiary included in the Smokeless Tobacco segment. This testing included consideration of information available at the time, including deterioration in sales trends, as well as the future expectations for the seed business and industry. The fair value of the entity, which was used in computing the impairment charge, was calculated based upon both comparable market multiples and discounted expected cash flows.

Nonamortizable Intangible Assets Other than Goodwill

At December 31, 2007 and 2006, the Company had $41.9 million and $2.7 million, respectively, of identifiable intangible assets that were not being amortized, as such assets were deemed to have indefinite useful lives.

These nonamortizable intangible assets relate to acquired trademarks, with $39.2 million related to the acquisition of Stag's Leap Wine Cellars in 2007 (see Note 22, "Other Matters," for additional information) and $2.7 million related to the acquisition of Erath in 2006. There were no impairment charges recorded relating to these assets for the years ended December 31, 2007 and 2006.

Amortizable Intangible Assets

The following table presents the carrying amount of intangible assets subject to amortization for the years ended December 31, 2007 and 2006:

	Weighted Amortizable Life (Years)	December 31	
		2007	**2006**
Customer Relationships	20	**$11,560**	$ 560
Customer Lists	6	**1,698**	198
Intellectual Property	15	**1,200**	1,200
Other	15	**1,239**	899
Total amortizable intangible assets	18	**15,697**	2,857
Less: Accumulated amortization		**1,363**	821
Amortizable intangible assets – net		**$14,334**	$2,036

During 2007, the Company's Wine segment acquired finite-lived intangible assets of $12.8 million in connection with the acquisition of Stag's Leap Wine Cellars (see Note 22, "Other Matters," for additional information). In 2006, the Company's Wine segment acquired finite-lived intangible assets of $1 million in connection with the acquisition of Erath. There were no impairment charges recorded relating to finite-lived intangible assets during 2007 or 2006. During 2005, the Company recorded an impairment charge of approximately $0.9 million related to certain seed technology-related intangible assets at the Smokeless Tobacco segment's Rickard Seeds subsidiary, which is reflected in SA&A expenses in the Consolidated Statement of Operations.

Amortization expense related to intangible assets was $0.5 million, $0.2 million and $0.1 million for 2007, 2006 and 2005, respectively. Amortization expense for each of the next five years is projected as follows:

	2008	2009	2010	2011	2012
Amortization Expense	$ 1,104	$ 1,046	$ 1,012	$ 925	$ 913

8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2007 and 2006 consisted of the following:

	December 31	
	2007	**2006**
Trade accounts payable	**$ 87,856**	$ 93,729
Employee compensation and benefits	**73,402**	73,742
Interest payable on debt	**20,175**	19,669
Smokeless tobacco settlement-related charges	**22,564**	20,433
Returned goods accrual	**18,273**	17,631
Restructuring(1)	**1,721**	4,593
Book cash overdrafts	**26,536**	-
Treasury stock purchased, not yet settled	**26,655**	2,420
Other accrued expenses	**47,632**	36,037
	$324,814	$268,254

(1) For additional information regarding restructuring activities see Note 20, "Restructuring."

10K

9 – BORROWING ARRANGEMENTS

Long-term debt consisted of the following:

	December 31,			
	2007		2006	
	Carrying Value	Fair Value [(1)]	Carrying Value	Fair Value [(1)]
7.25% Senior notes, due June 1, 2009	$ 240,000	$ 245,600	$240,000	$248,400
6.625% Senior notes, due July 15, 2012	600,000	640,900	600,000	633,000
Revolving credit facility borrowings [(2)]	250,000	250,000	-	-
	$1,090,000	$1,136,500	$840,000	$881,400

[(1)] The fair value of the Company's long-term debt is estimated based upon the application of current interest rates offered for debt with similar terms and maturities.

[(2)] The weighted-average interest rate on borrowings outstanding at December 31, 2007 was 5.44 percent. These borrowings are classified as long-term, as the Company has both the intent and ability to refinance such borrowings on a long-term basis.

Short-term Credit Agreement

On December 19, 2007, the Company entered into a $200 million six-month credit agreement (the "Credit Agreement") which provides the Company with the ability to borrow up to an aggregate amount of $200 million in as many as four separate term loans at any time prior to April 30, 2008. Borrowings under the Credit Agreement will be used for general corporate purposes, including to fund a portion of the Company's ongoing repurchases of its common stock under its share repurchase program. In the event that the Company receives proceeds from a borrowing arrangement other than the Credit Agreement, except for proceeds received in connection with borrowings under the Company's five-year revolving credit facility (up to the current capacity of $300 million – see *Revolving Credit Facility* section below), such proceeds must first be used to repay any amounts outstanding under the Credit Agreement. The Company did not have any borrowings under the Credit Agreement at December 31, 2007. During the first quarter of 2008, the Company borrowed funds under the Credit Agreement, with borrowings of $100 million outstanding at February 13, 2008.

The Credit Agreement contains customary representations and warranties, as well as customary negative and affirmative covenants, all of which are substantially similar to those included in the Company's five-year revolving credit facility. The commitment fee payable on the unused portion of the Credit Agreement is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is 0.05 percent per annum. In addition, on April 30, 2008, the Company will pay a fee to each lender equal to 0.075 percent of each lender's commitment on such date, unless the Credit Agreement is terminated and any borrowings are repaid before such time.

Revolving Credit Facility

On June 29, 2007, the Company entered into a $300 million, five-year revolving credit facility (the "Credit Facility") which will primarily be used for general corporate purposes, including the support of commercial paper borrowings. The Company may elect to increase its borrowing capacity under the Credit Facility to $500 million subject to certain terms. The Credit Facility replaces the Company's previous $300 million, three-year revolving credit facility which was terminated on June 29, 2007. At December 31, 2007, the Company had borrowings of $250 million outstanding under the Credit Facility. These borrowings are classified as long-term, as the Company has both the intent and ability to refinance such borrowings on a long-term basis.

Costs of approximately $0.3 million associated with the establishment of the Credit Facility were capitalized in 2007 and are being amortized over the applicable term. Approximately $31 thousand of these costs were recognized during 2007. The Credit Facility requires the maintenance of a fixed charge coverage ratio, the payment of commitment and administrative fees and includes affirmative and negative covenants customary to facilities of this type. The commitment fee payable on the unused portion of the Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is 0.05 percent per annum. Commitment fees of $0.1 million were recognized for the year ended December 31, 2007. As of December 31, 2007, the Company was in compliance with all covenants under the terms of the Credit Facility. Capitalized origination costs associated with the Company's previous credit facility of approximately $0.2 million were recognized during 2007 and $0.3 million were recognized during each of 2006 and 2005. In addition, commitment fees incurred for the previous credit facility approximated $0.2 million in 2007, and $0.5 million in each of 2006 and 2005.

Senior Notes

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. These notes mature on July 15, 2012, with interest payable semiannually. Approximately $4.8 million of the costs associated with the issuance of the notes were capitalized and are being amortized over the term of the notes. Approximately $0.5 million of these costs have been recognized in each of the three years ended December 31, 2007, 2006 and 2005.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points. These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively. To hedge the interest rate risk on the $40 million floating rate debt, the Company executed an interest rate swap, effectively fixing the rate at 7.25 percent (see Note 10, "Derivative Instruments and Hedging Activities").

10 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company monitors and manages risk associated with changes in interest rates and foreign currency exchange rates. The purpose of the Company's risk management policy is to maintain the Company's financial flexibility by reducing or transferring risk exposure at appropriate costs. The Company does so, from time to time, by entering into derivative financial instruments to hedge against exposure to these risks. The Company has implemented risk management controls and limits to monitor its risk position and ensure that hedging performance is in line with Company objectives.

The Company's risk management policy does not permit the use of complex multifaceted derivative instruments or compound derivative instruments without the approval of the Board of Directors. In addition, the policy does not permit the use of leveraged financial instruments. The Company does not use derivatives for trading or speculative purposes. The Company mitigates the risk of nonperformance by a counterparty by using only major reputable financial institutions with investment grade credit ratings.

All derivatives are recognized as either assets or liabilities in the Consolidated Statement of Financial Position with measurement at fair value, and changes in the fair values of derivative instruments are reported in either net earnings or other comprehensive income depending on the designated use of the derivative and whether it meets the criteria for hedge accounting. The fair value of each of these instruments reflects the net amount required to settle the position. The accounting for gains and losses associated with changes in the fair value of derivatives and the related effects on the consolidated financial statements is subject to their hedge designation and whether they meet effectiveness standards.

The Company has hedged against the variability of forecasted interest payments attributable to changes in interest rates through the date of an anticipated debt issuance in 2009 via a forward starting interest rate swap. The forward starting interest rate swap, which has been designated as an effective cash flow hedge, has a notional amount of $100 million and the terms call for the Company to receive interest quarterly at a variable rate equal to the London InterBank Offered Rate ("LIBOR") and to pay interest semi-annually at a fixed rate of 5.715 percent. In accordance with the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), the Company uses the Hypothetical Derivative Method to measure hedge effectiveness. The Company expects that the forward starting swap will continue to be perfectly effective in offsetting the variability in the forecasted interest rate payments, as the critical terms of the forward starting swap exactly match the critical terms of the expected debt issuance. The fair value of the forward starting interest rate swap at December 31, 2007 and 2006 was a net liability of $6.1 million and $3.1 million, respectively, based on dealer quotes, considering current market rates, and was included in "other liabilities" on the Consolidated Statement of Financial Position. Accumulated other comprehensive loss at December 31, 2007 and 2006 included the accumulated loss on this cash flow hedge (net of taxes) of $4 million and $2 million, respectively. This reflects $2 million (net of taxes) of other comprehensive loss recognized for each of the years ended December 31, 2007 and 2006, respectively, in connection with the change in fair value of the swap.

The Company has hedged the interest rate risk on its $40 million aggregate principal amount of floating rate senior notes with a ten-year interest rate swap having a notional amount of $40 million and quarterly settlement dates over the term of the contract. The Company pays a fixed rate of 7.25 percent and receives a floating rate of three-month LIBOR plus 90 basis points on the notional amount. This interest rate swap has been designated as an effective cash flow hedge, whereby changes in the cash flows from the swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the $40 million debt principal (see Note 9, "Borrowing Arrangements"). The fair value of the swap at December 31, 2007 and 2006 was a net liability of $1.4 million and $1.1 million, respectively, based on dealer quotes, considering current market rates, and was included in "other liabilities" on the Consolidated Statement of Financial Position. Accumulated other comprehensive loss at December 31, 2007 and 2006 included the accumulated loss on the cash flow hedge (net of taxes) of $0.9 million and $0.7 million, respectively. This reflects $0.2 million (net of taxes) of other comprehensive loss and $0.5 million (net of taxes) of other comprehensive income recognized for the years ended December 31, 2007 and 2006, respectively, in connection with the change in fair value of the swap.

During 2007 and 2006, the Company entered into foreign currency forward contracts, designated as effective cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with forecasted transactions and firm commitments to purchase oak barrels for its wine operations and certain equipment for its tobacco operations. At December 31, 2007 and 2006, there were no foreign currency forward contracts outstanding, as all contracts were settled during 2007 and 2006, respectively. The amounts recognized upon settlement of these contracts was not material.

Other derivative contracts at December 31, 2007 and 2006 included forward contracts to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in wine production. These forward contracts meet the normal purchases exception, exempting them from the accounting and reporting requirements under SFAS No. 133.

11 – CAPITAL STOCK

The Company has two classes of capital stock: preferred stock, with a par value of $.10 per share, and common stock, with a par value of $.50 per share. Authorized preferred stock is 10 million shares and authorized common stock is 600 million shares. There have been no shares of the Company's preferred stock issued. Events causing changes in the issued and outstanding shares of common stock are described in the Consolidated Statement of Changes in Stockholders' (Deficit) Equity.

Common stock issued at December 31, 2007 and 2006 was 211,269,622 shares and 209,912,510 shares, respectively. Treasury shares held at December 31, 2007 and 2006 were 60,332,966 shares and 49,319,673 shares, respectively.

The Company repurchased a total of 11 million and 4.3 million shares during 2007 and 2006, respectively, at a cost of $597.7 million and $200 million, respectively. The shares repurchased during 2007 and 2006 were made pursuant to the Company's authorized program, approved in December 2004 by the Company's Board of Directors, to repurchase up to 20 million shares of its outstanding common stock. Through December 31, 2007, approximately 18.1 million shares have been repurchased at a cost of approximately $914.7 million under this program. In December 2007, the Company's Board of Directors authorized a new program to repurchase up to 20 million shares of the Company's outstanding common stock. Repurchases under this new program will commence when repurchases under the existing program have been completed, which is expected to be during the first quarter of 2008.

During May 2005, in connection with the establishment of the UST Inc. 2005 Long Term Incentive Plan ("2005 LTIP"), which was approved by stockholders at the Company's Annual Meeting on May 3, 2005, 6.3 million shares of the Company's treasury stock were retired.

12 – SHARE-BASED COMPENSATION

The Company accounts for share-based payments in accordance with the provisions of SFAS No. 123(R), which it adopted on January 1, 2006. SFAS No. 123(R) requires all share-based payments issued to acquire goods or services, including grants of employee stock options, to be recognized in the statement of operations based on their fair values, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma disclosure required under SFAS No. 123, for the periods prior to adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred. Compensation expense related to share-based awards is recognized over the requisite service period, which is generally the vesting period. For shares subject to graded vesting, the Company's policy is to apply the straight-line method in recognizing compensation expense.

Prior to adoption of SFAS No. 123(R), the Company accounted for share-based compensation awards to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), as permitted under SFAS No. 123. Under the intrinsic value-based method, no share-based compensation expense was reflected in net earnings as a result of stock option grants, as all options granted under these plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. Compensation expense was recognized in net earnings during the year ended December 31, 2005, as a result of restricted stock granted to employees and non-employee directors and restricted stock units granted to employees.

SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense, or the pro forma compensation expense that would have been recognized under SFAS No. 123 in the case of share-based awards granted prior to January 1, 2006, to be reported as a financing cash inflow, rather than as an operating cash inflow. This requirement reduces net operating cash flows and increases net financing cash flows. Total cash flows do not differ from what would have been reported under prior accounting guidance. Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows on its Consolidated Statement of Cash Flows.

As the Company did not account for share-based compensation awards under the fair value method prior to January 1, 2006, the following table illustrates the effect of applying the fair value method on net earnings and net earnings per share for the year ended December 31, 2005 as prescribed in SFAS No. 123:

	2005
Net earnings:	
As reported	$534,268
Add: Total share-based employee compensation expense included in reported net income, net of related tax effect	3,884
Less: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effect	(8,948)
Pro forma	$529,204
Basic earnings per share:	
As reported	$ 3.26
Pro forma	$ 3.23
Diluted earnings per share:	
As reported	$ 3.23
Pro forma	$ 3.20

The following table provides a breakdown by line item of the pre-tax share-based compensation expense recognized in the Consolidated Statement of Operations for the three years ended December 31, 2007, 2006 and 2005, respectively, as well as the related income tax benefit and amounts capitalized as a component of inventory for each period.

	Year Ended December 31,		
	2007	2006	2005
Selling, advertising and administrative expense [1]	**$11,161**	$ 9,440	$5,976
Cost of products sold	**525**	486	-
Restructuring charges [2]	**98**	477	-
Total pre-tax share-based compensation expense	**$11,784**	$10,403	$5,976
Income tax benefit	**$ 4,287**	$ 3,774	$2,092
Capitalized as inventory	**$ 113**	$ 115	$ -

(1) 2007 includes accelerated vesting charges of $1.3 million recorded in connection with an executive officer's separation from service.

(2) Represents share-based compensation expense recognized in connection with one-time termination benefits provided to employees affected by the Company's cost-reduction initiative called "Project Momentum." See Note 20 – "Restructuring" for additional information regarding Project Momentum.

The Company maintains the following five equity compensation plans – (1) the UST Inc. 2005 Long Term Incentive Plan ("2005 LTIP"), (2) the UST Inc. Amended and Restated Stock Incentive Plan, (3) the UST Inc. 1992 Stock Option Plan, (4) the Nonemployee Directors' Stock Option Plan, and (5) the Nonemployee Directors' Restricted Stock Award Plan. In May 2005, the Company authorized that 10 million shares of its common stock be reserved for issuance under the 2005 LTIP, which was approved by stockholders at the Company's Annual Meeting on May 3, 2005. Subsequent to that date, all share-based awards were issued from the 2005 LTIP, as the UST Inc. Amended and Restated Stock Incentive Plan, the Nonemployee Directors' Stock Option Plan and the Nonemployee Directors' Restricted Stock Award Plan are considered to be inactive. Forfeitures of share-based awards granted from these inactive plans are transferred into the 2005 LTIP as they occur, and are considered available for future issuance under the 2005 LTIP. Share-based awards are generally in the form of common shares, stock options, restricted stock or restricted stock units.

Share-based awards granted under the 2005 LTIP vest over a period determined by the Compensation Committee of the Board of Directors ("Compensation Committee") and in the case of stock option awards, may be exercised up to a maximum of ten years from the date of grant. Under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan, share-based awards vest, in ratable installments or otherwise, over a period of one to five years from the date of grant and, in the case of stock option awards, may be exercised up to a maximum of ten years from the date of grant using various payment methods. Under the Nonemployee Directors' Stock Option Plan, options first become exercisable six months from the date of grant and may be exercised up to a maximum of ten years from the date of grant. In certain instances, awards of restricted stock are subject to performance conditions related to the Company's dividend payout ratio and/or earnings per share, which impact the number of shares of restricted stock that will ultimately vest. For restricted stock awards subject to performance conditions, the SFAS No. 123(R) grant date is the earliest date at which all of the following have occurred, (1) the Compensation Committee has authorized the award, (2) the Compensation Committee has established the performance goals that will be used to measure actual performance, including the applicable periods over which performance will be measured, and (3) the Company and the employee have a mutual understanding of the key terms and conditions of the award. The Company recognizes compensation expense for awards subject to performance conditions based on the estimated number of shares of restricted stock that are expected to ultimately vest, and adjusts this estimate, as necessary, based on actual performance. Upon the exercise of stock options or vesting of restricted stock units, the Company issues new shares of common stock from the shares reserved for issuance under its equity compensation plans.

Stock Options

On December 8, 2005, the Board of Directors of the Company, upon the recommendation of its Compensation Committee, approved the acceleration of vesting of all outstanding, unvested stock options previously awarded to the Company's employees and officers, including executive officers, under the UST Inc. Amended and Restated Stock Incentive Plan and the UST Inc. 1992 Stock Option Plan. As a result of the acceleration, stock options to acquire approximately 1.1 million shares of the Company's common stock became exercisable on December 31, 2005. In order to prevent unintended personal benefits to the Company's officers, the accelerated vesting was conditioned on such officers entering into amendments to their original option award agreements providing that such officers will not, subject to limited exceptions, sell, transfer, assign, pledge or otherwise dispose of any shares acquired upon exercising the accelerated portion of the options before the earlier of the date on which that portion of options would have otherwise vested under the original terms of the applicable option agreements or separation from service. All other terms related to these stock options were not affected by this acceleration. As a result of the acceleration of these options, the Company was not required to recognize pre-tax incremental compensation expense in its Consolidated Statements of Operations associated with these options of approximately $3 million in 2006 and $0.5 million in 2007.

The following table presents a summary of the Company's stock option activity and related information for the year ended December 31, 2007 (options in thousands):

	Year Ended December 31, 2007			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	4,914.0	$33.25		
Granted	60.0	$53.60		
Exercised	(1,259.8)	$31.52		
Forfeited	(7.7)	$33.25		
Expired	(7.3)	$30.44		
Outstanding at December 31, 2007	3,699.2	$34.17	4.60 years	$76.3 million
Exercisable at December 31, 2007	3,439.2	$32.93	4.28 years	$75.2 million

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model, which incorporates various assumptions including expected volatility, expected dividend yield, expected life and applicable interest rates. The expected volatility is based upon the historical volatility of the Company's common stock over the most recent period commensurate with the expected life of the applicable stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur. The expected life of stock options is estimated based upon historical exercise data for previously awarded options, taking into consideration the vesting period and contractual lives of the applicable options. The expected dividend yield is derived from analysis of historical dividend rates, anticipated dividend rate increases and the estimated price of the Company's common stock over the estimated option life. The risk-free rate is based upon the interest rate on U.S. Treasury securities with maturities that best correspond with the expected life of the applicable stock options.

The following provides a summary of the weighted-average assumptions used in valuing stock options granted during the years ended December 31:

	2007	2006	2005
Expected dividend yield	**4.0%**	4.4%	4.9%
Risk-free interest rate	**4.1%**	4.6%	4.5%
Expected volatility	**20.0%**	20.2%	24.2%
Expected life of the option	**6.5 years**	6.5 years	7.3 years

The following table provides additional information regarding the Company's stock options for the years ended December 31:

	2007	2006	2005
Weighted-average grant date fair value per option	**$ 8.41**	$ 8.35	$ 6.86
Total intrinsic value of options exercised	**$31,313**	$38,239	$43,234
Tax benefit realized for deduction from stock option exercises	**$11,766**	$14,215	$15,860
Cash received from option exercises	**$37,855**	$68,214	$69,375

Receivables from the exercise of stock options in the amount of $5.5 million in 2007, $6.9 million in 2006 and $8.3 million in 2005 have been deducted from stockholders' equity.

Restricted Stock/Restricted Stock Units/Common Stock

A summary of the status of restricted stock and restricted stock units as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Restricted Stock		Restricted Stock Units	
	Number of Shares	**Weighted-average grant-date fair value per share**	**Number of Shares**	**Weighted-average grant-date fair value per share**
Nonvested at January 1, 2007	460,438	$41.17	230,475	$41.23
Granted	126,300	$59.83	36,749	$56.33
Forfeited	(25,399)	$55.12	(13,916)	$42.96
Vested	(174,699)	$44.19	(30,860)	$39.39
Nonvested at December 31, 2007	386,640	$46.56	222,448	$43.87

In addition to the table above, in May 2007 and August 2007, the Company awarded 106,900 restricted shares and 9,425 restricted shares, respectively, for which performance targets had not been established as of December 31, 2007. In accordance with SFAS No. 123(R), a grant date, for purposes of measuring compensation expense, cannot occur until the performance measures are established, as that is when both the Company and the award recipients would have a mutual understanding of the key terms and conditions of the award. During 2007, 4,000 of such performance-based restricted shares were forfeited leaving a total of 112,325 performance-based restricted shares for which performance targets had not been established at December 31, 2007. During 2007, due to the achievement of performance goals, a total of 358 shares vested in addition to the amount shown in the table above.

Of the 386,640 shares of restricted stock above, 254,400 shares are subject to certain performance conditions related to the Company's dividend payout ratio and/or earnings per share. The weighted-average grant date fair values of restricted stock granted during the years ended December 31, 2006 and 2005 were $50.14 and $38.67, respectively. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $9.8 million, $1.6 million and $0.3 million, respectively.

During the years ended December 31, 2007 and 2006, 19,857 and 25,884 shares of common stock, respectively, were awarded outright to non-employee directors as compensation for their annual retainer and meeting attendance. As a result of these awards, $1.1 million and $1.2 million of compensation expense was recognized in 2007 and 2006, respectively.

As of December 31, 2007, there is $9.7 million and $4.3 million of total unrecognized pre-tax compensation expense, net of estimated forfeitures, related to nonvested restricted stock and restricted stock units, respectively, granted under the Company's incentive plans. This cost is expected to be recognized over a weighted-average period of 1.7 years and 1.4 years for restricted stock and restricted stock units, respectively.

13 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of comprehensive income that relate to the Company are net earnings, foreign currency translation adjustments, the change in the fair value of derivatives designated as effective cash flow hedges, and changes in deferred components of net periodic pension and other postretirement benefit costs. Prior to the adoption of SFAS No. 158, which the Company adopted on December 31, 2006, comprehensive income also included minimum pension liability adjustments.

	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Defined Benefit Pension and Other Postretirement Benefit Plans Adjustment	Fair Value of Derivative Instruments Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2004	$(1,050)	$(15,978)	$ -	$ (2,883)	$ (19,911)
Net change for the year	1,161	(452)	-	1,400	2,109
Balance at December 31, 2005	111	(16,430)	-	(1,483)	(17,802)
Net change for the year	639	924	-	(1,417)	146
Impact of adoption of SFAS No. 158	-	15,506	(54,721)	-	(39,215)
Balance at December 31, 2006	750	-	(54,721)	(2,900)	(56,871)
Net change for the year	**1,750**	-	**12,143**	**(2,105)**	**11,788**
Balance at December 31, 2007	**$2,500**	**$ -**	**$(42,578)**	**$(5,005)**	**$(45,083)**

The net change for the years ended December 31, 2007, 2006 and 2005, respectively, for the following components of accumulated other comprehensive loss, is reflected net of tax (expense) benefit of:

	2007	2006	2005
Foreign currency translation adjustment	**$ (942)**	$ (344)	$ (625)
Minimum pension liability adjustment	-	(498)	244
Adjustment to initially apply SFAS No. 158	-	21,116	-
Defined benefit pension and other postretirement benefit plans adjustment	**(6,538)**	-	-
Fair value of derivative instruments adjustment	**1,133**	763	(754)
	$(6,347)	$21,037	$(1,135)

14 – EMPLOYEE BENEFIT AND COMPENSATION PLANS

The Company and its subsidiaries maintain a number of noncontributory defined benefit pension plans covering substantially all employees over age 21 with at least one year of service. The Company's funded plan for salaried employees provides pension benefits based on an individual participant's highest three-year average compensation. All other funded plans base benefits on an individual participant's compensation in each year of employment. The Company's funding policy for its funded plans is to contribute an amount sufficient to meet or exceed Employee Retirement Income Security Act of 1974 (ERISA) minimum requirements, as amended by the Pension Protection Act of 2006. The Company also maintains unfunded plans providing pension and additional benefits for certain employees.

The Company and certain of its subsidiaries also maintain a number of postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have attained certain age and service requirements upon retirement. The health care benefits are subject to deductibles, co-insurance and in some cases flat dollar contributions which vary by plan, age and service at retirement. All life insurance coverage is noncontributory.

The Company accounts for its defined benefit pension and other postretirement benefit plans in accordance with the provisions of SFAS No. 158, which it adopted on December 31, 2006. SFAS No. 158 requires companies to recognize the funded status of defined benefit pension and other postretirement benefit plans (measured as the difference between the fair value of plan assets and the benefit obligation for each plan) as an asset or liability in its statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Under SFAS No. 158, actuarial gains and losses that arise during a period and are not recognized as net periodic benefit cost are recognized as a component of other comprehensive income. Actuarial gains and losses, prior service costs or credits and any remaining transition assets recognized within accumulated other comprehensive income are amortized as a component of future net periodic benefit cost.

The Company uses a December 31 measurement date for all of its plans. The following table represents a reconciliation of the plans at December 31, 2007 and 2006, respectively:

	Pension Plans		Postretirement Benefits Other than Pensions	
	2007	**2006**	**2007**	**2006**
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 555,143**	$ 534,704	**$ 92,590**	$ 84,984
Service cost	**18,914**	18,940	**4,423**	5,346
Interest cost	**33,086**	30,436	**4,858**	4,928
Plan participants' contributions	**-**	-	**484**	393
Plan amendments	**20**	202	**(5,498)**	(774)
Plan curtailment	**(552)**	(4,607)	**-**	2,290
Actuarial gain	**(10,896)**	(6,008)	**(4,814)**	(2,216)
Special termination benefits	**1,974**	4,035	**-**	2,576
Benefits paid	**(25,959)**	(22,559)	**(4,626)**	(4,937)
Benefit obligation at end of year	**$ 571,730**	$ 555,143	**$ 87,417**	$ 92,590
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 406,837**	$ 370,036	**$ -**	$ -
Actual return on plan assets	**27,328**	54,020	**-**	-
Employer contributions	**7,472**	6,343	**-**	-
Benefits paid	**(25,959)**	(22,559)	**-**	-
Administrative expenses	**(987)**	(1,003)	**-**	-
Fair value of plan assets at end of year	**$ 414,691**	$ 406,837	**$ -**	$ -
Funded Status at end of year	**$(157,039)**	$(148,306)	**$(87,417)**	$(92,590)
Amounts Recognized in the Consolidated Statement of Financial Position				
Noncurrent assets	**$ 788**	$ 1,138	**$ -**	$ -
Current liabilities	**(7,509)**	(7,020)	**(5,749)**	(6,177)
Noncurrent liabilities	**(150,318)**	(142,424)	**(81,668)**	(86,413)
Net amount recognized	**$(157,039)**	$(148,306)	**$(87,417)**	$(92,590)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	**$ 68,734**	$ 81,682	**$ 14,876**	$ 20,113
Prior service cost (credit)	**157**	213	**(18,263)**	(17,813)
Unrecognized transition asset	**-**	(9)	**-**	-
Total, before taxes	**$ 68,891**	$ 81,886	**$ (3,387)**	$ 2,300

10K

The estimated amounts that will be amortized from accumulated other comprehensive loss as a component of net periodic benefit cost in 2008 is as follows:

	Pension Plans	Postretirement Benefits Other than Pensions
Net actuarial loss	$2,138	$ 681
Prior service cost (credit)	90	(4,167)
	$2,228	$(3,486)

Assumptions

	Pension Plans		Postretirement Benefits Other than Pensions	
	2007	2006	2007	2006
The weighted-average assumptions used to determine benefit obligations				
Discount rate	**6.25%**	6.00%	**6.00%**	6.00%
Rate of compensation increase	**4.80%**	4.80%	-	-
The weighted-average assumptions used to determine net periodic benefit cost				
Discount rate	**6.00%**	5.75%	**6.00%**	5.75%
Expected return on plan assets	**7.50%**	7.50%	-	-
Rate of compensation increase	**4.80%**	4.80%	-	-

The rate of increase in per capita costs of covered health care benefits is assumed to be 9 percent for 2008 and is assumed to decrease gradually to 5 percent by the year 2016 and remain at that level thereafter.

Net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005, respectively, includes the following components:

	Pension Plans			Postretirement Benefits Other than Pensions		
	2007	2006	2005	2007	2006	2005
Service cost	**$ 18,914**	$ 18,940	$ 18,332	**$ 4,423**	$ 5,346	$ 5,659
Interest cost	**33,086**	30,436	28,744	**4,858**	4,928	5,340
Expected return on plan assets	**(28,726)**	(26,136)	(25,100)	-	-	-
Amortization of unrecognized transition asset	**(9)**	(8)	(8)	-	-	-
Amortization of prior service cost (credit)	**75**	18	(1)	**(5,150)**	(5,456)	(3,153)
Recognized actuarial loss	**3,885**	6,388	5,620	**335**	1,406	1,120
Curtailment and special termination benefits	**1,974**	4,042	-	-	2,789	-
Net periodic benefit cost	**$ 29,199**	$ 33,680	$ 27,587	**$ 4,466**	$ 9,013	$ 8,966

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2007 are as follows, before taxes:

	Pension Plans	Postretirement Benefits Other than Pensions
Net actuarial gain	$ (9,064)	$(5,004)
Recognized actuarial loss	(3,885)	(335)
Prior service cost (credit)	20	(5,498)
Recognized prior service (cost) credit	(75)	5,150
Recognized transition asset	9	-
Total recognized in other comprehensive income	$(12,995)	$(5,687)
Net recognized in net periodic benefit cost and other comprehensive income	$ 16,204	$(1,221)

During 2007, the Company recorded a charge of approximately $2 million for special termination benefits related to its defined benefit pension plans in connection with an executive officer's separation from service. During 2006, in connection with restructuring activities, the Company recorded special termination benefit charges of approximately $4 million related to its defined benefit pension plans and $2.8 million of net curtailment and special termination benefit charges related to its other postretirement benefits plans. These charges related to enhanced retirement benefits provided to qualified individuals impacted by the restructuring activities and are reported on the "restructuring charges" line in the Consolidated Statement of Operations (see Note 20, "Restructuring"). The $2.8 million net curtailment and special termination benefit charge recognized in 2006 for the Company's other postretirement benefits plans is comprised of a $2.6 million special termination benefit charge and a $2.3 million curtailment charge, partially offset by a $2.1 million benefit for acceleration of a prior service credit applicable to employees terminated under the restructuring activities.

A plan's projected benefit obligation (PBO) represents the present value of the pension obligation assuming salary increases. A plan's accumulated benefit obligation (ABO) represents this obligation based upon current salary levels.

The ABO, PBO and fair value of plan assets for all funded and unfunded plans as of December 31 are as follows:

	2007		2006	
	Plans in Which Assets Exceed Accumulated Benefits	Plans in Which Accumulated Benefits Exceed Assets	Plans in Which Assets Exceed Accumulated Benefits	Plans in Which Accumulated Benefits Exceed Assets
Accumulated benefit obligation	$309,019	$196,485	$295,068	$192,427
Projected benefit obligation	366,250	205,480	352,618	202,525
Fair value of plan assets	324,606	90,086	316,709	90,128

The accumulated benefit obligation for all defined benefit pension plans was $505.5 million and $487.5 million at December 31, 2007 and 2006, respectively. The Company's unfunded plans, maintained to provide additional benefits for certain employees, accounted for $100.7 million and $108.3 million of the ABO and PBO, respectively, at December 31, 2007.

The assumed health care cost trend rates have a significant effect on the amounts reported for the welfare benefit plans. To illustrate, a one-percentage point increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation as of December 31, 2007 by approximately $5.2 million and increased the service and interest cost components of expense by

10K

approximately $0.5 million. A one-percentage point decrease in the assumed health care cost trend rate would have reduced the accumulated postretirement benefit obligation at December 31, 2007 by approximately $4.6 million and reduced the service and interest components of expense by approximately $0.4 million.

Plan assets of the Company's pension plans include marketable equity securities as well as corporate and government debt securities. At December 31, 2007 and 2006, the fund did not hold any shares of the Company's common stock, as the fund sold its remaining 0.4 million shares of such stock in August 2006. Dividends paid on shares of the Company's common stock held by the fund were $0.5 million in 2006.

Weighted-Average Asset Allocations by Asset Category

Asset Category	Target Allocation	Pension Plans – Allocation of Plan Assets at December 31 2007	2006
Equity securities	**55-70%**	**71%**	68%
Debt securities	**25-40%**	**29%**	32%
Other	**0-5%**	**0%**	0%
		100%	100%

The Company believes that in 2008 and beyond, its pension investments will earn a nominal return of 7.5 percent over the long term. The Company bases this belief upon the results of analyses that it has made of the asset categories in which it has pension investments and their weight in the overall pension investment portfolio. The primary analysis conducted by the Company estimates the expected long-term rate of return from a review of historical returns, using the longest return data available for each asset class. Minor modifications to the long-term return data are made to reflect reversion to the mean for equity securities, and to the current yield curve for fixed-income investments.

The overall objective of the Company's pension investment program is to achieve a rate of return on plan assets that, over the long term, will fund retirement liabilities and provide for required plan benefits in a manner that satisfies the fiduciary requirements of ERISA. The Company believes that over the long-term, asset allocation is the key determinant of the returns generated by the plan and the associated volatility of returns. In determining its investment strategies for plan assets, the Company considers a number of specific factors that may affect its allocation of investments in different asset categories. The Company monitors these variables and plan performance within targeted asset allocation ranges, and may periodically reallocate assets consistent with its long-term objectives to reflect changing conditions.

During 2006, an outside consultant completed an asset liability management study for the Company's funded ERISA retirement plans. The results of that study indicated that the efficiency of the Company's investment portfolio could be improved by a minor reallocation of plan assets. Therefore, the portfolio's targeted allocation to fixed-income investments was increased from 30 percent to 35 percent, with a corresponding reduction in the targeted allocation to equity investments from 70 percent to 65 percent. The Company expects that this allocation target will be generally maintained subject to a corridor of five percentage points. No plan assets are currently invested in other asset classes. However, the Company periodically assesses the appropriateness of other asset classes for the plan and could decide to make a limited investment in other asset classes in the future.

Cash Flows

During 2007 and 2006, the Company made contributions of $7.5 million and $6 million, respectively, to its non-qualified defined benefit pension plans. The Company expects to contribute $7.7 million to its non-qualified defined benefit pension plans in 2008.

During 2006, the Company made a discretionary contribution of $0.4 million to its qualified defined benefit pension plans. Under the minimum funding requirements of ERISA, as amended by the Pension Protection Act of 2006, the Company was not required to make a contribution to its qualified defined benefit pension plans, nor did it make a discretionary contribution in 2007.

The following table illustrates estimated future benefit payments to be made in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the Company's defined benefit pension plans and postretirement welfare benefit plans. These results have been calculated using the same assumptions used to measure the Company's respective benefit obligations and are based upon expected future service.

	2008	2009	2010	2011	2012	2013 - 2017
Pension plans	$ 28,728	$ 30,137	$ 31,319	$ 32,333	$ 33,793	$ 190,859
Postretirement benefits other than pensions	$ 5,919	$ 6,166	$ 6,428	$ 6,632	$ 6,740	$ 34,523

Additional Information

In the fourth quarter of 2007, the Company amended its retiree health and welfare plans to limit the annual increase in costs subsidized by the Company to the annual percentage increase in the consumer price index. The impact of this amendment, which was effective beginning January 1, 2008, was recognized in the fourth quarter of 2007 and is included in the "Plan amendments" line item in the *Change in Benefit Obligation* table presented in this note. This amendment did not have a material impact on the calculation of Company's 2007 net periodic benefit cost.

Beginning on January 1, 2006, as a result of a 2005 plan amendment, the Company's welfare benefit plans no longer include prescription drug coverage for substantially all Medicare-eligible retirees or their Medicare-eligible spouses or dependents. The impact of this plan amendment was recognized in 2005. In accordance with FASB Staff Position No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, this amendment to reduce coverage to levels that are no longer deemed actuarially equivalent did not impact the actuarial experience gain the Company had previously recognized in connection with the subsidy. However, the combined impact of the amendment and the effective elimination of the subsidy were reflected as a credit to prior service cost.

The Company sponsors a defined contribution plan (the "Employees' Savings Plan") covering substantially all of its employees. Employees are eligible to participate in the Employees' Savings Plan from the commencement of their employment provided they are scheduled to work at least 1,000 hours per year. Company contributions are based upon participant contributions and begin upon completion of one year of service. The expense associated with Company contributions was $6.4 million, $6.5 million and $6.2 million in 2007, 2006 and 2005, respectively.

The Company has an Incentive Compensation Plan ("ICP") which provides for bonus payments to designated employees based on stated percentages of earnings before income taxes as defined in the ICP. The ICP also allows for discretionary reductions to this calculated amount. Expenses under the ICP amounted to $41.4 million in 2007, $41.5 million in 2006 and $41.3 million in 2005.

15 – INCOME TAXES

The income tax provision (benefit) consists of the following:

	2007	2006	2005
Current:			
Federal	**$279,665**	$276,967	$251,001
State and local	**27,971**	31,015	23,181
Total current	**307,636**	307,982	274,182
Deferred:			
Federal	**(14,582)**	(12,049)	10,618
State and local	**(290)**	(4,873)	8,549
Total deferred	**(14,872)**	(16,922)	19,167
	$292,764	$291,060	$293,349

The tax provisions do not reflect $11.8 million, $14.2 million and $15.9 million for 2007, 2006 and 2005, respectively, of tax benefits arising from the exercise of stock options. These amounts were credited directly to additional paid-in capital.

The deferred tax provision (benefit) amounts do not reflect the tax effects resulting from changes in accumulated other comprehensive loss (see Note 13, "Accumulated Other Comprehensive Loss").

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of deferred tax assets and liabilities as of December 31 are as follows:

	2007	2006
Deferred tax assets:		
Postretirement benefits other than pensions	**$ 31,683**	$ 31,382
Accrued pension liabilities	**53,937**	52,240
Antitrust litigation	**8,106**	5,011
Other accrued liabilities	**24,766**	23,105
Net operating loss, tax credit and capital loss carryforwards	**17,500**	19,745
Inventory-related adjustments	**3,011**	-
All other, net	**-**	786
	139,003	132,269
Valuation allowance	**13,283**	15,915
Total deferred tax assets	**125,720**	116,354
Deferred tax liabilities:		
Depreciation	**61,365**	67,610
Prepaid pension asset	**241**	802
Capitalized debt costs	**215**	74
Inventory-related adjustments	**-**	10,259
All other, net	**1,190**	-
Total deferred tax liabilities	**63,011**	78,745
Net deferred tax assets	**$ (62,709)**	$ (37,609)

Of the total $62.7 million and $37.6 million of net deferred tax assets recognized at December 31, 2007 and 2006, respectively, approximately $26.7 million and $11.4 million, respectively, is classified as current assets on the Consolidated Statement of Financial Position, with the remaining $36 million and $26.2 million, respectively, classified as non-current assets.

Pre-tax state net operating loss and tax credit carryforwards totaled $294.1 million and $356.3 million at December 31, 2007 and 2006, respectively. The valuation allowance was recorded to fully offset the tax benefit of certain state net operating loss carryforwards, due to uncertainty regarding their utilization. During 2007, the valuation allowance decreased $2.6 million due to the utilization of prior year operating losses to offset current year operating income. The net operating loss carryforwards, which are fully offset with a valuation allowance, expire through 2026. The Company expects to utilize remaining carryforwards, for which a valuation reserve has not been recorded, prior to their expiration between 2008 and 2022.

The Company recognizes tax benefits in accordance with the provisions of FIN 48, which it adopted as of January 1, 2007. Upon the adoption of FIN 48, the Company recognized a $16.4 million increase in the liability for unrecognized tax benefits of which $0.1 million was accounted for as a reduction to the opening balance of retained earnings and $16.3 million was accounted for as an adjustment to deferred taxes for amounts related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The total cumulative effect of the adoption of FIN 48, including the impact of additional accruals for interest and penalties, was a $2.8 million reduction to the opening balance of retained earnings. A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

Balance at January 1, 2007	**$38,180**
Additions based on tax position related to current year	**3,073**
Reductions based on tax position related to current year	**-**
Additions based on tax position related to prior year	**111**
Reductions based on tax position related to prior year	**(402)**
Settlements	**(796)**
Reductions resulting from lapse in statute of limitations	**(1,001)**
Balance at December 31, 2007	**$39,165**

Of the total $39.2 million liability for unrecognized tax benefits as of December 31, 2007, approximately $0.9 million of this liability is included on the "income taxes receivable" line of the Consolidated Statement of Financial Position, net of applicable federal tax benefit. The remaining $38.3 million of this liability is reported on the "income taxes payable" line in the non-current liabilities section of the Consolidated Statement of Financial Position, net of applicable federal tax benefit.

The Company recognizes accruals of interest and penalties related to unrecognized tax benefits in income tax expense. During 2007 and 2006, the Company recognized approximately $3.7 million and $1.8 million, respectively, in interest and penalties. As of December 31, 2007 and 2006, the Company had a liability of approximately $10.7 million and $4.4 million, respectively, for the payment of interest and penalties. As of December 31, 2007, approximately $0.2 million of this liability is included on the "income taxes receivable" line of the Consolidated Statement of Financial Position, while the remaining $10.5 million is included on the "income taxes payable" line in the non-current liabilities section of the Consolidated Statement of Financial Position. As of December 31, 2006, the entire $4.4 million of this liability was included on the "income taxes payable" line in the current liabilities section of the Consolidated Statement of Financial Position.

The Company continually and regularly evaluates, assesses and adjusts its accruals for income taxes in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Of the total $39.2 million of unrecognized tax benefits as of December 31, 2007, approximately $21.2 million would impact the annual effective tax rate if such amounts were recognized. The remaining $18 million of unrecognized tax benefits at December 31, 2007 relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Based on information obtained to date, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by approximately $11.4 million within the next 12 months due to negotiated resolution payments, lapses in statutes of limitations and the resolution of various examinations in multiple state jurisdictions.

Differences between the Company's effective tax rate and the U.S. federal statutory income tax rate are explained as follows:

	2007	2006	2005
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**2.4**	2.7	2.8
Manufacturing deduction	**(1.8)**	(1.0)	(1.0)
Reversals of income tax accruals	**(0.2)**	(0.6)	(2.2)
Other, net	**0.6**	0.6	0.8
	36.0%	36.7%	35.4%

The Company recorded reversals of income tax accruals of $1.3 million, $4.7 million and $18 million, net of federal income tax benefit, in 2007, 2006 and 2005, respectively.

The effective tax rate was favorably impacted by a deduction available for qualified domestic production activities, which was enacted by the American Jobs Creation Act of 2004, totaling approximately $15 million in 2007 and $8 million in 2006 and 2005, respectively.

At December 31, 2007 and 2006, the Company has not provided federal income taxes on earnings of approximately $3.2 million and $1.7 million, respectively, from its international subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income and foreign withholding taxes; however, the Company does not anticipate that these additional tax amounts would be material, primarily due to additional foreign tax credits that would be applied against such amounts.

16 – SEGMENT INFORMATION

The Company's reportable segments are Smokeless Tobacco and Wine. Through its subsidiaries, the Company operates predominantly in the tobacco industry as a manufacturer and marketer of moist smokeless tobacco products and also produces, imports and markets premium wines. Those business units that do not meet quantitative reportable thresholds are included in All Other Operations. This caption is comprised of the Company's international operations, which market moist smokeless tobacco products in select markets, primarily Canada. The Company operates primarily in the United States. Foreign operations and export sales are not significant.

Smokeless Tobacco segment sales are principally made to a large number of wholesalers and several retail chain stores which are widely dispersed throughout the United States. Over the past three years, sales to one wholesale customer have averaged approximately 17.2 percent of annual Smokeless Tobacco segment gross sales.

Wine segment sales are principally made to wholesalers, which are located throughout the United States. Over the past three years, sales to two distributors have averaged approximately 48.3 percent of annual Wine segment gross sales.

Net sales and operating profit are reflected net of intersegment sales and profits. Operating profit is comprised of net sales less operating expenses and an allocation of corporate expenses.

The decrease in identifiable Corporate assets in 2007 was primarily due to a decrease in cash and cash equivalents as a result of the acquisition of Stag's Leap Wine Cellars and repurchases of the Company's stock under its stock repurchase program (see Note 22, "Other Matters" and Note 11, "Capital Stock," respectively). The increase in identifiable assets of the Wine segment in 2007 was primarily due to the acquisition of Stag's Leap Wine Cellars. The increase in identifiable assets in All Other operations in 2007 was primarily due to an increase in cash and cash equivalents, as the 2006 balance reflected a lower level of cash and cash equivalents due to the payment of a cash dividend from one of the Company's foreign subsidiaries. Corporate capital expenditures and depreciation expense are net of amounts which have been allocated to each reportable segment and All Other Operations for purposes of reporting operating profit and identifiable assets. Interest, net and income taxes are not allocated and reported by segment, since they are excluded from the measure of segment performance reviewed by management.

	Year Ended December 31		
	2007	**2006**	**2005**
Net Sales to Unaffiliated Customers			
Smokeless Tobacco	**$1,546,638**	$1,522,686	$1,561,667
Wine[3]	**354,001**	282,403	248,342
All Other	**50,140**	45,822	41,876
Net sales	**$1,950,779**	$1,850,911	$1,851,885
Operating Profit[1]			
Smokeless Tobacco[2]	**$ 715,699**	$ 805,130	$ 852,478
Wine[3]	**59,883**	44,080	37,764
All Other	**17,860**	15,952	14,338
Operating profit	**793,442**	865,162	904,580
Gain on sale of corporate headquarters building	**105,143**	-	-
Unallocated corporate expenses[1]	**(44,948)**	(30,351)	(26,385)
Interest, net	**(40,600)**	(41,785)	(50,578)
Earnings from continuing operations before income taxes	**$ 813,037**	$ 793,026	$ 827,617
Identifiable Assets at December 31			
Smokeless Tobacco	**$ 620,391**	$ 587,490	$ 632,438
Wine[3]	**745,967**	527,310	494,320
All Other	**15,288**	10,126	31,283
Corporate	**105,432**	315,422	208,942
Total assets	**$1,487,078**	$1,440,348	$1,366,983
Capital Expenditures			
Smokeless Tobacco	**$ 57,643**	$ 18,456	$ 76,825
Wine	**29,536**	17,547	12,207
All Other	**363**	93	193
Corporate	**884**	948	722
Capital expenditures	**$ 88,426**	$ 37,044	$ 89,947
Depreciation			
Smokeless Tobacco	**$ 28,355**	$ 30,005	$ 31,302
Wine	**15,802**	13,840	13,103
All Other	**161**	194	175
Corporate	**768**	721	761
Depreciation	**$ 45,086**	$ 44,760	$ 45,341

[1] For 2007 and 2006, each reportable segment's operating profit, as well as unallocated corporate expenses reflect the impact of restructuring charges, as applicable. See Note 20, "Restructuring," for additional information.

[2] Smokeless Tobacco segment operating profit includes antitrust litigation charges of $137.1 million, $2.0 million and $11.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. See Note 21, "Contingencies," for additional information.

[3] Amounts reported for the Wine segment reflect the 2007 acquisition of Stag's Leap Wine Cellars. Wine segment net sales and operating profit include the results of Stag's Leap Wine Cellars since the September 11, 2007 acquisition date. See Note 22, "Other Matters," for additional information.

17 – INTEREST, NET

The components of net interest expense on the Company's Consolidated Statement of Operations are as follows:

	2007	2006	2005
Interest expense on debt	**$ 57,977**	$ 57,484	$ 62,984
Interest income from cash equivalents	**(16,670)**	(15,363)	(10,558)
Capitalized interest	**(707)**	(336)	(1,848)
	$ 40,600	$ 41,785	$ 50,578

18 – NET EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

	2007	2006	2005
Numerator:			
Earnings from continuing operations	**$520,273**	$501,966	$534,268
Income from discontinued operations, net	**-**	3,890	-
Net earnings	**$520,273**	$505,856	$534,268
Denominator:			
Denominator for basic earnings per share - weighted-average shares	**157,854**	160,772	163,949
Dilutive effect of potential common shares	**1,441**	1,508	1,548
Denominator for diluted earnings per share	**159,295**	162,280	165,497
Net earnings per basic share:			
Earnings from continuing operations	**$ 3.30**	$ 3.13	$ 3.26
Income from discontinued operations	**-**	0.02	-
Net earnings per basic share	**$ 3.30**	$ 3.15	$ 3.26
Net earnings per diluted share:			
Earnings from continuing operations	**$ 3.27**	$ 3.10	$ 3.23
Income from discontinued operations	**-**	0.02	-
Net earnings per diluted share	**$ 3.27**	$ 3.12	$ 3.23

Options to purchase approximately ten thousand and 0.6 million shares of common stock outstanding as of December 31, 2007 and 2005, respectively, were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of Company common shares and, therefore, would be antidilutive. At December 31, 2006, all options outstanding were dilutive as their exercise prices were lower than the average market price of Company common shares.

19 – DISCONTINUED OPERATIONS

On June 18, 2004, the Company completed the transfer of its cigar operation to a smokeless tobacco competitor, in connection with the resolution of an antitrust action. This transfer was completed to satisfy the Company's obligation under a litigation settlement, and therefore no cash consideration was received from the smokeless tobacco competitor. Prior to the transfer, the cigar operation had been included within All Other Operations for segment reporting purposes.

In 2006, the Company recognized $3.9 million of after-tax income from discontinued operations due to the reversal of an income tax contingency related to this transfer. This reversal resulted from a change in facts and circumstances, as the income tax consequences of the Company's announced sale of its corporate headquarters in connection with Project Momentum eliminated the need for the contingency.

20 – RESTRUCTURING

During the third quarter of 2006, the Company announced and commenced implementation of a cost-reduction initiative called "Project Momentum." This initiative was designed to create additional resources for growth via operational productivity and efficiency enhancements. The Company believes that such an effort is prudent as it will provide additional flexibility in the increasingly competitive smokeless tobacco category.

In connection with Project Momentum, restructuring charges of $10.8 million and $22 million were recognized for the years ended December 31, 2007 and 2006, respectively, and are reported on the "restructuring charges" line in the Consolidated Statement of Operations. These charges were incurred in connection with the formal plans undertaken by management and are accounted for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal* Activities. The recognition of certain restructuring charges involves the use of judgments and estimates regarding the nature, timing and amount of costs to be incurred under Project Momentum. While the Company believes that its estimates are appropriate and reasonable based upon the information available, actual results could differ from such estimates. The following table provides a summary of restructuring charges incurred for the year ended December 31, 2007, as well as cumulative charges incurred to date and the total amount of charges expected to be incurred, in connection with Project Momentum, for each major type of cost associated with the initiative:

	Restructuring Charges Incurred for The Year Ended December 31, 2007	Cumulative Charges Incurred for The Year Ended December 31, 2007	Total Charges Expected to be Incurred[1]
One-time termination benefits	$ 3,184	$18,809	$19,700-$21,200
Contract termination costs	102	492	400-500
Other restructuring costs	7,518	13,500	13,400-13,800
Total	$10,804	$32,801	$33,500-$35,500

[1] The total cost of one-time termination benefits expected to be incurred under Project Momentum reflects the initiative's overall anticipated elimination of approximately 10 percent of the Company's salaried, full-time positions across various functions and operations, primarily at the Company's corporate headquarters, as well as a reduction in the number of hourly positions within the manufacturing operations. The majority of the total restructuring costs expected to be incurred were recognized in 2006, with the majority of the remainder recognized in 2007. The remaining anticipated costs are expected to be recognized in 2008. Total restructuring charges expected to be incurred currently represent the Company's best estimates of the ranges of such charges, although there may be additional charges recognized as additional actions are identified and finalized.

One-time termination benefits relate to severance-related costs and outplacement services for employees terminated in connection with Project Momentum, as well as enhanced retirement benefits for qualified individuals. Contract termination costs primarily relate to the termination of operating leases in conjunction with the consolidation and relocation of facilities. Other restructuring costs are mainly comprised of other costs directly related to the implementation of Project Momentum, primarily professional fees, as well as asset impairment charges and costs incurred in connection with the relocation of the Company's headquarters.

The following table provides a summary of restructuring charges incurred for the year ended December 31, 2007, as well as cumulative charges incurred to date and the total amount of charges expected to be incurred, in connection with Project Momentum, by reportable segment:

	Restructuring Charges Incurred for The Year Ended December 31, 2007	Cumulative Charges Incurred for The Year Ended December 31, 2007	Total Charges Expected to be Incurred
Smokeless Tobacco	$ 8,230	$27,772	$28,400-$30,100
Wine	-	322	400-500
All Other Operations	838	989	1,000-1,100
Total – reportable segments	9,068	29,083	$29,800-$31,700
Corporate (unallocated)	1,736	3,718	3,700-3,800
Total	$10,804	$32,801	$33,500-$35,500

Accrued restructuring charges are included on the "accounts payable and accrued expenses" line in the Consolidated Statement of Financial Position. A reconciliation of the changes in the liability balance since January 1, 2007 is presented below:

	One-Time Termination Benefits	Contract Termination Costs	Other Restructuring Costs	Total
Balance as of January 1, 2007	$ 4,349	$ 192	$ 52	$ 4,593
Add: restructuring charges incurred	3,184	102	7,518	10,804
Less: payments	(5,794)	(216)	(6,857)	(12,867)
Less: reclassified liabilities[1]	(96)	-	(713)	(809)
Balance as of December 31, 2007	$ 1,643	$ 78	$ -	$ 1,721

[1] Represents liabilities associated with restructuring charges that have been recorded within other line items on the Consolidated Statement of Financial Position at December 31, 2007. The amount reflected in the "One-Time Termination Benefits" column relates to share-based compensation, which is included in additional paid-in capital. The amount reflected in the "Other Restructuring Costs" column relates to asset impairment charges which were reclassified as reductions to the respective asset categories.

21 – CONTINGENCIES

The Company has been named in certain health care cost reimbursement/third-party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities. The Company believes these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a de minimis market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

Smokeless Tobacco Litigation

The Company is named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are three individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products. These individuals also allege the use of other tobacco products.

The Company is named in an action in Florida by an individual plaintiff against various smokeless tobacco manufacturers including the Company for personal injuries, including cancer, oral lesions, leukoplakia, gum loss and other injuries allegedly resulting from the use of the Company's smokeless tobacco products. The plaintiff also claims nicotine "addiction" and seeks unspecified compensatory damages and certain equitable and other relief, including, but not limited to, medical monitoring.

The Company has been named in an action in Connecticut brought by a plaintiff individually, as executrix and fiduciary of her deceased husband's estate and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue," allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15 thousand and other relief.

The Company believes, and has been so advised by counsel handling these cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of such pending litigation will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the potential financial impact of these cases, the Company is not able to estimate with any certainty the amount of loss, if any, which would be associated with an adverse resolution.

Antitrust Litigation

Following a previous antitrust action brought against the Company by a competitor, Conwood Company L.P., the Company was named as a defendant in certain actions brought by indirect purchasers (consumers and retailers) in a number of jurisdictions. As indirect purchasers of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class, plaintiffs in those actions allege, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the applicable states, that the Company has violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. In connection with these actions, plaintiffs sought to recover compensatory and statutory damages in an amount not to exceed $75 thousand per purported class member or per class member, and certain other relief. The indirect purchaser actions, as filed, were similar in all material respects.

Prior to 2007, actions in all but four of the jurisdictions were resolved, either through court-approved settlements or dismissals, including a dismissal in the New Hampshire action that was subsequently reversed on appeal by the plaintiffs. Pursuant to the settlements, adult consumers received coupons redeemable on future purchases of the Company's moist smokeless tobacco products, and the Company agreed to pay all related administrative costs and plaintiffs' attorneys' fees.

In May 2007, the Company entered into a Settlement Agreement to resolve the Wisconsin class action. The court entered a judgment granting final approval of the Wisconsin Settlement Agreement in December 2007. In September 2007, the Company entered into a Settlement Agreement to resolve the California class action which has been preliminarily approved by the court (for additional details on the resolution of the California class action, see the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007).

In connection with the resolution of the Wisconsin and California class actions, the Company recorded a $122.1 million pre-tax charge in the first quarter of 2007 related to the estimated costs to resolve these actions, subject to respective court approval. Approximately $28.5 million of this charge relates to settlement of the Wisconsin action resulting from court-ordered mediation in April 2007. The charge reflects costs attributable to coupons that will be distributed to consumers, which will be redeemable on future purchases of the Company's moist smokeless tobacco products. Also reflected in the Wisconsin charge are plaintiffs' attorneys' fees and other administrative costs of the settlement. The remaining $93.6 million of the first quarter 2007 charge relates to settlement of the California action in May 2007, as a result of court-ordered mediation. This charge brings the total recognized liability for the California action to $96 million, which reflects the cost of cash payments to be made to the benefit of class members, as well as plaintiffs' attorneys' fees and other administrative costs of the settlement.

To date, indirect purchaser actions in almost all of the jurisdictions have been resolved, including those subject to court approval. In January 2008, the Company entered into Settlement Agreements to resolve the New Hampshire action and the Massachusetts class action. For additional details, see Part I, Item 3, "Legal Proceedings." In connection with the settlements of the New Hampshire action and Massachusetts class action, the Company recorded a charge of approximately $9 million. The charge reflects costs attributable to coupons that will be distributed to consumers, which will be redeemable on future purchases of the Company's moist smokeless tobacco products, as well as plaintiffs' attorneys' fees and other administrative costs of the settlements. Notwithstanding the Company's decision to enter into the settlements, the Company believes the facts and circumstances in the New Hampshire action and the Massachusetts class action would continue to support its defenses.

Notwithstanding the fact that the Company has chosen to resolve various indirect purchaser actions via settlements, the Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses, and, in the event that any such settlements do not receive final court approval, these actions will continue to be vigorously defended.

In addition, an unresolved action remains in the State of Pennsylvania. In the Pennsylvania action, which is pending in a federal court in Pennsylvania, the Third Circuit Court of Appeals has accepted the Company's appeal of the trial court's denial of the Company's motion to dismiss the complaint. The Company continues to believe there is insufficient basis for plaintiffs' complaint. For the plaintiffs in the foregoing action to prevail, they will have to obtain class certification. The plaintiffs in the above action also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and it is, and will continue to be, vigorously defended.

The Company believes that the ultimate outcome of these actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, beyond the amounts accrued, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the financial impact of these actions, management is not able to estimate the amount of loss, if any, beyond the amounts accrued, which could be associated with an adverse resolution.

Counsel for plaintiffs in the settlement of the Kansas and New York actions filed a motion for an additional amount of approximately $8.5 million in attorneys' fees, expenses and costs, plus interest, beyond the previously agreed-upon amounts already paid by the Company. An evidentiary hearing on plaintiffs' motion was held in April 2006. In August 2007, the court granted plaintiffs' motion and entered judgment against the Company in the amount of approximately $3 million in additional attorneys' fees and expenses, along with prejudgment interest on a portion of the award. In November 2007, the Company filed a Notice of Appeal of the judgment awarding additional attorneys' fees, expenses and prejudgment interest. Subsequently, in November 2007, the Company entered into a Settlement Agreement relating to this additional award whereby the Company agreed to pay $2.8 million and dismiss its appeal in exchange for a satisfaction of judgment. In December 2007, plaintiffs provided a satisfaction of judgment and the court entered an order dismissing the Company's appeal.

The liability associated with the Company's estimated costs to resolve all indirect purchaser actions increased to approximately $75.4 million at December 31, 2007, from $12.9 million at December 31, 2006, primarily as a result of the charges recognized for the Wisconsin, California, New Hampshire and Massachusetts settlements, as well as the charge recognized in connection with the Kansas and New York settlement. Also contributing to the increase was a charge reflecting a change in the estimated redemption rate for coupons issued in conjunction with the resolution of certain states' indirect purchaser antitrust actions. These increases were partially offset by actual coupon redemption, payments made in connection with the Wisconsin and California settlements and payments of administrative costs related to previous settlements.

One additional matter remains outstanding in connection with indirect purchaser actions.

The Company has been served with a purported class action complaint filed in federal court in West Virginia, attempting to challenge certain aspects of a prior settlement approved by the Tennessee state court and seeking additional amounts purportedly consistent with subsequent settlements of similar actions, estimated by plaintiffs to be between $8.9 million and $214.2 million, as well as punitive damages and attorneys' fees. The Company believes, and has been so advised by counsel handling this case, that it has meritorious defenses in this regard, and will continue to vigorously defend against this complaint. As such, the Company has not recognized a liability for the additional amounts sought in this complaint.

The Company believes that the ultimate outcome of this matter will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, the effect of an adverse resolution could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such resolution, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the financial impact of this action, management is not able to estimate the amount of loss, if any, which could be associated with an adverse resolution.

22 – OTHER MATTERS

Tobacco Reform Act

On October 22, 2004, the "Fair and Equitable Tobacco Reform Act of 2004" (the "Tobacco Reform Act") was enacted in connection with a comprehensive federal corporate reform and jobs creation bill. The Tobacco Reform Act effectively repeals all aspects of the U.S. federal government's tobacco farmer support program, including marketing quotas and nonrecourse loans. Under the Tobacco Reform Act, the Secretary of Agriculture imposes quarterly assessments on tobacco manufacturers and importers, not to exceed a total of $10.1 billion over a ten-year period from the date of enactment. Amounts assessed by the Secretary are impacted by a number of allocation factors, as defined in the Tobacco Reform Act. These quarterly assessments are used to fund a trust to compensate, or "buy out," tobacco quota farmers, in lieu of the repealed federal support program. The Company does not believe that the assessments imposed under the Tobacco Reform Act will have a material adverse impact on its consolidated financial position, results of operations or cash flows in any reporting period. In 2007, 2006 and 2005, the Company recognized charges of approximately $3.6 million, $3.2 million and $4.2 million, respectively, associated with assessments required by the Tobacco Reform Act.

Smokeless Tobacco Master Settlement Agreement

In November 1998, the Company entered into the Smokeless Tobacco Master Settlement Agreement ("STMSA") with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated against the Company. The STMSA required the Company to adopt various marketing and advertising restrictions and make payments potentially totaling $100 million, subject to a minimum 3 percent inflationary adjustment per annum, over a minimum of 10 years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes. The period over which the payments were to be made was subject to various indefinite deferral provisions based upon the Company's share of the smokeless tobacco segment of the overall tobacco market (as defined in the STMSA). As a result of these provisions, the Company was not able to previously estimate the value of the total remaining payments, as the provisions required annual determination of the Company's segment share. As such, over the 10-year period, the payments were charged to expense in the period that the related shipments occurred, with disbursements in the following year. Total charges recorded in SA&A related to the STMSA in 2007, 2006 and 2005 were $18.4 million, $16.7 million and $14.8 million, respectively.

Acquisition

On September 11, 2007, the Company completed the acquisition of Stag's Leap Wine Cellars and its signature Napa Valley, CA vineyards. Stag's Leap Wine Cellars is one of the world's most highly regarded winery estates, known for distinctive world-class wines, which includes its iconic brands *Cask 23, Fay and S.L.V.,* as well as the *Arcadia, Artemis, Karia* and *Hawk Crest* labels. Consistent with the Company's vision on being recognized as the premier fine wine company in the world, this acquisition provides additional prestige to the Wine segment's acclaimed portfolio and is expected to contribute to the segment's continued operating profit growth.

The acquisition of Stag's Leap Wine Cellars was completed through one of the Company's consolidated subsidiaries, Michelle-Antinori, LLC ("Michelle-Antinori"), in which the Company holds an 85 percent ownership interest, with a 15 percent minority ownership interest held by Antinori California ("Antinori"). Michelle-Antinori acquired 100 percent of Stag's Leap Wine Cellars for total aggregate consideration of approximately $185 million, comprised of cash and assumed debt. The purchase price was based primarily on the estimated future operating results of the Stag's Leap Wine Cellars business, as well as an estimated benefit from operating cost synergies. Concurrent with the closing of the acquisition, the Company repaid the entire amount of assumed debt, plus accrued interest. In connection with the acquisition, the Company provided short-term bridge financing to Antinori for its 15 percent share of the purchase price via a non-recourse loan bearing an interest rate of 7 percent. The full amount of the loan was repaid by Antinori in the third quarter of 2007.

The results of operations of the Stag's Leap Wine Cellars business are reported in the Wine segment and have been included in the Consolidated Statement of Operations since the acquisition date.

The following table summarizes the fair values of the assets acquired and liabilities assumed in connection with the Stag's Leap Wine Cellars acquisition. This allocation represents the estimated fair values at the date of acquisition based upon valuations using management's estimates and assumptions, reflecting the final determination of such amounts. Refinements from the previously reported allocation of the purchase price include increases in the values assigned to current assets and property, plant and equipment with a corresponding decrease to goodwill. The allocated purchase price includes direct acquisition costs of $1.9 million.

Current assets	$ 46,812
Property, plant and equipment	73,398
Intangible assets	52,040
Goodwill	21,166
Other assets	319
Total assets acquired	193,735
Current liabilities	11,150
Total liabilities assumed	11,150
Net assets acquired	$182,585

Of the $52 million of acquired intangible assets, $39.2 million was assigned to trademarks that are not subject to amortization. The remaining $12.8 million of acquired intangible assets are subject to amortization, and include customer relationships of $11 million (20-year useful life), customer lists of $1.5 million (seven-year useful life) and a non-compete agreement of $0.3 million (three-year useful life). The entire amount of goodwill is expected to be deductible for tax purposes. For additional information regarding goodwill and intangible assets, see Note 7, "Goodwill and Other Intangible Assets."

In connection with the acquisition of Stag's Leap Wine Cellars and the related formation of Michelle-Antinori, the Company provided a put right to Antinori, the non-controlling interest partner ("minority put arrangement"). The minority put arrangement provides Antinori with the right to require the Company to purchase its 15 percent ownership interest in Michelle-Antinori at a price based on a fixed multiple of Stag's Leap Wine Cellars' earnings before income taxes, depreciation, amortization and other non-cash items. The minority put arrangement becomes exercisable beginning on the third anniversary of the Stag's Leap Wine Cellars acquisition (September 11, 2010). The Company accounts for the minority put arrangement as mandatorily redeemable securities under Accounting Series Release No. 268, *Redeemable Preferred Stocks*, and Emerging Issues Task Force Abstract Topic No. D-98, *Classification and Measurement of Redeemable Securities*, as redemption is outside of the control of the Company. Under this accounting model, to the extent the value of the minority put arrangement is greater than the minority interest reflected on the balance sheet ("traditional minority interest"), the Company recognizes the difference as an increase to the value of the minority interest, with an offset to retained earnings and a similar reduction to the numerator in the earnings per share available to common shareholders calculation. The Company also reflects any decreases to the amount in a similar manner, with the floor in all cases being the traditionally calculated minority interest balance as of that date. The Company values the put arrangement by estimating its redemption value as if the redemption date were the end of the current reporting period, using the most recent 12-month trailing earnings before income taxes, depreciation, amortization and other non-cash items. As of December 31, 2007, the value of the minority put arrangement did not exceed the traditional minority interest balance. Therefore, no adjustment was recognized in the Consolidated Statement of Financial Position or in the calculation of earnings per share.

23 – QUARTERLY FINANCIAL DATA

(Unaudited)

	First	Second	Third	Fourth	Year
2007					
Net sales	**$447,018**	**$491,254**	**$479,612**	**$532,895**	**$1,950,779**
Gross profit	**331,365**	**364,405**	**353,143**	**377,291**	**1,426,204**
Gain on sale of corporate headquarters	**105,143**	-	-	-	**105,143**
Antitrust litigation	**122,100**	-	**3,158**	**11,853**	**137,111**
Restructuring charges	**3,520**	**3,908**	**1,677**	**1,699**	**10,804**
Net earnings	**107,513**	**139,971**	**133,600**	**139,189**	**520,273**
Basic earnings per share*	**0.67**	**0.88**	**0.85**	**0.90**	**3.30**
Diluted earnings per share*	**0.67**	**0.87**	**0.84**	**0.89**	**3.27**
2006					
Net sales	$ 433,641	$ 472,900	$ 458,649	$ 485,721	$ 1,850,911
Gross profit	329,431	360,486	342,794	352,112	1,384,823
Antitrust litigation	1,350	-	-	675	2,025
Restructuring charges	-	-	17,495	4,502	21,997
Net earnings	115,913	134,655	118,085	137,203	505,856
Basic earnings per share*	0.72	0.84	0.74	0.86	3.15
Diluted earnings per share*	0.71	0.83	0.73	0.85	3.12

* Quarterly earnings per share amounts are based on average shares outstanding during each quarter and, therefore, may not equal the total calculated for the full year.

As indicated in the tables above, results for certain quarters included the impact of pre-tax restructuring and antitrust litigation charges. Restructuring charges were incurred in connection with the Company's cost-reduction initiative, Project Momentum. See Note 20, "Restructuring", for further information regarding Project Momentum. Antitrust litigation charges represent estimated costs of resolving various indirect purchaser antitrust cases. See Note 21, "Contingencies", for further information on antitrust litigation.

Results for the fourth quarter of 2007 and 2006 included the reversal of $1 million and $4.7 million, respectively, of tax accruals attributable to completed income tax audits and the expiration of certain statutes of limitation.

Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company, under the direction of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has reviewed and evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's CEO and CFO believe, as of the end of such period, that the Company's disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

The Company hereby incorporates by reference the Report of Management on Internal Control over Financial Reporting included in Part II, "Item 8 – Financial Statements and Supplementary Data."

Attestation Report of Independent Registered Public Accounting Firm

The Company hereby incorporates by reference the attestation report of Ernst & Young LLP, the Company's independent registered public accounting firm, on the effectiveness of the Company's internal control over financial reporting included in Part II, "Item 8 – Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B — Other Information

Not applicable.

PART III

Item 10 — Directors, Executive Officers and Corporate Governance

The Company hereby incorporates by reference the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K which is contained under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in its Notice of 2008 Annual Meeting and Proxy Statement.

The Company hereby incorporates by reference the information with respect to the names, ages and business experience of the directors of the Company which is contained in the table and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2008 Annual Meeting and Proxy Statement.

Executive Officers of the Registrant

The name, current position with the Company, age and business experience of each executive officer of the Company as of January 31, 2008 is set forth below:

Name	Current Position	Age
Murray S. Kessler	Chairman of the Board, Chief Executive Officer and President	48
Raymond P. Silcock	Senior Vice President and Chief Financial Officer	57
Richard A. Kohlberger	Senior Vice President, General Counsel, Secretary and Chief Administrative Officer	62
Theodor P. Baseler	President – International Wine & Spirits Ltd.	53
Daniel W. Butler	President – U.S. Smokeless Tobacco Company	48

None of the executive officers of the Company has any family relationship to any other executive officer, director of the Company or nominee for election as director.

After election, all executive officers of the Company serve until the next annual organization meeting of the Board of Directors or until their successors are elected and qualified. All of the executive officers of the Company have been employed continuously by it for more than five years, except for Messrs. Butler and Silcock who joined the Company in 2004 and 2007, respectively.

Mr. Kessler has served as Chairman of the Board since January 1, 2008 and has served as President and Chief Executive Officer of the Company since January 1, 2007. He served as President and Chief Operating Officer from November 3, 2005 to December 31, 2006. He served as President of U.S. Smokeless Tobacco Company ("USSTC") from April 6, 2000 to November 2, 2005. He has been employed by the Company since January 3, 2000.

Mr. Silcock has served as Senior Vice President and Chief Financial Officer of the Company since August 6, 2007. He served as Executive Vice President and Chief Financial Officer of Swift & Company from 2006 to July 13, 2007. Mr. Silcock previously served as Executive Vice President and Chief Financial Officer of Cott Corporation from 1998 to 2005. Mr. Silcock has been employed by the Company since August 6, 2007.

Mr. Kohlberger has served as Senior Vice President, General Counsel and Chief Administrative Officer of the Company since January 1, 2007, and has served as its Secretary since September 17, 2007. He served as Senior Vice President, General Counsel and Secretary of the Company from January 10, 2005 to December 31, 2006. He served as Senior Vice President from October 29, 1990 to January 9, 2005. He has been employed by the Company since October 9, 1978.

Mr. Baseler has served as President of International Wine & Spirits Ltd. since January 1, 2001. He served as Executive Vice President and Chief Operating Officer of International Wine & Spirits Ltd. from July 28, 2000 to December 31, 2000 and as Senior Vice President from January 1, 1996 to July 27, 2000. He has been employed by the Company since August 30, 1984.

Mr. Butler has served as President of USSTC since November 3, 2005. He served as Executive Vice President and General Manager of USSTC from September 1, 2004 to November 2, 2005. He was employed at Kraft Foods from 1987 to 2004 and held several executive positions of increasing responsibility. From 2002 to 2004, Mr. Butler served as Executive Vice President and General Manager of the Nabisco Biscuit Division of Kraft Foods. From 2000 to 2002, he served as Executive Vice President and General Manager of Kraft Canada. He has been employed by USSTC since September 1, 2004.

Code of Ethics

The Company has adopted a Code of Ethics for senior officers (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Codes of Conduct." A free copy of the Code will be made available to any stockholder upon oral or written request addressed to the Secretary at UST Inc., 6 High Ridge Park, Building A, Stamford, Connecticut 06905. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder, rather than filing with the SEC any such amendment or waiver as part of a Current Report on Form 8-K. The Company has also adopted a Directors' Code of Responsibility and a Code of Corporate Responsibility applicable to all employees. These codes are also posted on the Company's website and are similarly available from the Company.

Director Nomination Procedures

The Company hereby incorporates by reference the information with respect to director nomination procedures which is contained under the caption "Director Nomination Procedures" in its Notice of 2008 Annual Meeting and Proxy Statement.

Audit Committee Matters

The Company hereby incorporates by reference the information with respect to its Audit Committee and the "Audit Committee Financial Expert" which is contained under the caption "Committees of the Board" in its Notice of 2008 Annual Meeting and Proxy Statement.

Item 11 — Executive Compensation

The Company hereby incorporates by reference the information with respect to executive compensation contained in the tables, related notes thereto and the accompanying text set forth under the caption "Executive Compensation," and the information with respect to Compensation Committee interlocks and insider participation which is contained under the caption "Committees of the Board." The information contained under the caption "Compensation Committee Report" in its Notice of 2008 Annual Meeting and Proxy Statement is incorporated herein by reference in response to this Item.

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Company hereby incorporates by reference the information with respect to the security ownership of management which is contained in the table and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2008 Annual Meeting and Proxy Statement.

In addition, the Company hereby incorporates by reference the information with respect to the security ownership of persons known to the Company to beneficially own more than 5 percent of the Company's outstanding stock, which is contained under the caption "Beneficial Ownership of Common Stock" in its Notice of 2008 Annual Meeting and Proxy Statement.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the equity compensation plans under which securities may be issued as of December 31, 2007. The securities which may be issued consist solely of UST Inc. Common Stock.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,479,647[1]	$36.47	9,030,518
Equity compensation plans not approved by security holders[2]	3,440	$50.91	-
Total	4,483,087	$36.48	9,030,518

[1] Consists of 310,000 shares issuable upon exercise of outstanding stock options, 409,525 shares issuable upon vesting of outstanding restricted stock, 222,448 shares issuable upon conversion of outstanding restricted stock units and 32,979 shares issuable upon conversion of outstanding deferred stock under the UST Inc. 2005 Long-Term Incentive Plan ("2005 LTIP"). In addition, 1,318,300 shares issuable upon exercise of outstanding stock options and 115,500 shares issuable upon vesting of outstanding restricted stock under the UST Inc. Amended and Restated Stock Incentive Plan (formerly the UST Inc. 2001 Stock Option Plan) are included in the above total. Also included in the total are 2,026,400 shares and 44,495 shares issuable upon exercise of outstanding stock options under the 1992 Stock Option Plan and the Nonemployee Directors' Stock Option Plan, respectively.

[2] Includes the Nonemployee Directors' Restricted Stock Award Plan.

[3] Represents the weighted-average grant date fair value of restricted stock and restricted stock units and the weighted-average exercise price of options outstanding at December 31, 2007.

Item 13 — Certain Relationships and Related Transactions, and Director Independence

The Company hereby incorporates by reference information with respect to indebtedness of management which is contained in the table and the accompanying text set forth under the caption "Indebtedness of Management," and with respect to the Company's policies and procedures for the review and approval of transactions in which a related party is known to have a direct or indirect interest, the information under the caption "Policy Governing Related Party Transactions" in its Notice of 2008 Annual Meeting and Proxy Statement.

In addition, the Company hereby incorporates by reference information with respect to the independence of directors which is contained under the caption "Director Independence" in its Notice of 2008 Annual Meeting and Proxy Statement.

Item 14 — Principal Accountant Fees and Services

The Company hereby incorporates by reference the information required herein which is contained under the captions entitled "Audit and Non-Audit Fees" and "Audit Committee Pre-Approval Policies and Procedures" in its Notice of 2008 Annual Meeting and Proxy Statement.

Item 15 – Exhibits and Financial Statement Schedules

Documents filed as part of this Report:

UST Inc. Schedule II – Valuation and Qualifying Accounts For the Years 2007, 2006 and 2005
(Dollars in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2007:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	**$ 99**	**$ 59**	**$ (34)**	**$ 124**
Deducted from inventories:				
Reserve for inventory obsolescence	**2,730**	**2,255**	**(1,124)**	**3,861**
Year ended December 31, 2006:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	79	26	(6)	99
Deducted from inventories:				
Reserve for inventory obsolescence	2,995	2,053	(2,318)	2,730
Year ended December 31, 2005:				
Deducted from accounts receivable:				
Allowance for doubtful accounts	513	236	(670)	79
Deducted from inventories:				
Reserve for inventory obsolescence	2,424	3,567	(2,996)	2,995

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

The following exhibits are filed by the Company pursuant to Item 601 of Regulation S-K:

2.1 – Interest Purchase Agreement by and among Stag's Leap Wine Cellars, Stag's Leap Vineyards, L.P., Rainbowday, LLC and Michelle-Antinori, LLC, dated as of July 27, 2007, excluding exhibits and disclosure schedules, incorporated by reference to Exhibit 2.1 to Form 10-Q for the quarter ended June 30, 2007.

3.1 – Restated Certificate of Incorporation, dated May 1, 2007, incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2007.

3.2 – By-Laws adopted on December 23, 1986, amended and restated effective October 22, 1998, amended August 4, 2005, amended and restated effective January 1, 2007, incorporated by Reference to Exhibit 3.1 to Form 8-K dated November 2, 2006.

4.1 – Indenture dated as of May 27, 1999, between UST Inc. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended June 30, 1999.

4.2 – Form of certificate of 7.25% Senior Note, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on August 16, 1999.

4.3 – Form of certificate of Floating Rate Senior Note, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement filed on August 16, 1999.

4.4 – Form of certificate of 8.80% Senior Note, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement filed on May 12, 2000.

4.5 – Form of certificate of 6.625% Senior Note, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on November 6, 2002.

10.1 – $200,000,000 Bridge Credit Agreement, dated as of December 19, 2007, among UST Inc., as the Borrower, various financial institutions and other persons from time to time parties thereto, as the Lenders, Morgan Stanley Senior Funding, Inc., as the Administrative Agent for the Lenders, and Lehman Brothers Inc., as Syndication Agent, with Morgan Stanley Senior Funding, Inc. and Lehman Brothers Inc. as Joint Lead Arrangers and Joint Book Runners, excluding exhibits and schedules, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 19, 2007.

10.2 – $300,000,000 Five-Year Revolving Credit Agreement, dated as of June 29, 2007, among UST Inc., certain financial institutions and other persons from time to time parties thereto (the "Lenders") and Citibank, N.A., as the Administrative Agent for the Lenders, Citigroup Global Markets Inc. and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Runners and The Bank of Nova Scotia, Calyon New York Branch, PNC Bank, National Association, US Bank, National Association and Citizens Bank of Massachusetts, as Co-Syndication Agents, incorporated by reference to Exhibit 10.1 to Form 8-K filed July 3, 2007.

10.3* – Non-Competition and Release Agreement, dated April 6, 2007, between UST Inc. and Robert T. D'Alessandro, incorporated by reference to Exhibit 10.1 to Form 8-K filed April 6, 2007.

10.4* – Severance Agreement, dated June 23, 2006, by and between UST Inc. and Robert T. D'Alessandro, incorporated by reference to Exhibit 10.1 to Form 8-K filed June 27, 2006.

10.5* – Form of Notice of Grant and Restricted Stock Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed May 4, 2007.

10.6* – Agreement, dated July 20, 2007, by and between UST Inc. and Raymond P. Silcock, incorporated by reference to Exhibit 10.1 to Form 8-K filed July 23, 2007.

10.7* – Form of Notice of Grant and Stock Option Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed August 3, 2007.

10.8* – Form of Notice of Grant and Restricted Stock Agreement, incorporated by reference to Exhibit 10.2 to Form 8-K filed August 3, 2007.

10.9* – Subsequent Agreement, dated February 8, 2005, by and between the Company and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 9, 2005.

10.10* – Employment Agreement entered into on December 14, 2000 between the Company and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.2 to Form 10-K for the fiscal year ended December 31, 2000.

10.11* – Employment Agreement entered into on June 30, 2000 between the Company and Richard A. Kohlberger, an Executive Officer, incorporated by reference to Exhibit 10.3 to Form 10-K for the fiscal year ended December 31, 2000.

10.12* – Form of Severance Agreement dated October 27, 1986 between the Company and certain officers, incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 1986.

10.13* – 1992 Stock Option Plan, as amended and restated as of December 9, 1999, and incorporated by reference to Exhibit A to 2000 Notice of Annual Meeting and Proxy Statement dated March 20, 2000.

10.14* – 2001 Stock Option Plan, as amended and restated and renamed the Stock Incentive Plan, as of February 20, 2003, incorporated by reference to Appendix II to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.

10.15* – UST Inc. Incentive Compensation Plan, as amended and restated as of January 1, 2003, incorporated by reference to Appendix I to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.

10.16* – Amendment to UST Inc. Incentive Compensation Plan adopted on October 15, 2003, incorporated by reference to Exhibit 10.8 to Form 10-K for the fiscal year ended December 31, 2003.

10.17* – Officers' Supplemental Retirement Plan, as amended and restated as of January 1, 2003, incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended December 31, 2003.

10.18* – Nonemployee Directors' Retirement Plan, as amended and restated as of January 1, 2002, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 2001.

10.19* – Directors' Supplemental Medical Plan, as amended and restated as of February 16, 1995, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 1994.

10.20* – Nonemployee Directors' Stock Option Plan effective May 2, 1995, incorporated by reference to Exhibit A to 1995 Notice of Annual Meeting and Proxy Statement dated March 24, 1995.

10.21* – Amendment to Nonemployee Directors' Stock Option Plan, effective June 30, 2000, incorporated by reference to Exhibit 10.13 to Form 10-K for the fiscal year ended December 31, 2000.

10.22* – Nonemployee Directors' Restricted Stock Award Plan effective January 1, 1999, and incorporated by reference to Exhibit 10.11 to Form 10-K for the fiscal year ended December 31, 1998.

10.23* – Form of Notice of Grant and Nonstatutory Stock Option Agreement between the Company and certain officers, incorporated by reference to Exhibit 10.1 to Form 8-K filed September 16, 2004.

10.24* – Restricted Stock Agreement, by and between the Company and Murray S. Kessler, an Executive Officer, as amended and restated effective September 13, 2004, incorporated by reference to Exhibit 10.2 to Form 8-K filed September 16, 2004.

10.25* – Severance Agreement, dated September 13, 2004, by and among the Company, U.S. Smokeless Tobacco Company and Murray S. Kessler, incorporated by reference to Exhibit 10.3 to Form 8-K filed September 16, 2004.

10.26* – Amendment dated November 3, 2005 to Agreement, dated September 13, 2004, by and among the Company, U.S. Smokeless Tobacco Company and Murray S. Kessler, an Executive Officer, incorporated by reference to Exhibit 10.2 to Form 8-K filed November 8, 2005.

10.27* – Form of Notice of Grant and Restricted Stock Agreement between the Company and certain officers dated October 27, 2004, incorporated by reference to Exhibit 10.1 to Form 8-K filed November 2, 2004.

10.28* – Form of Notice of Grant and Restricted Stock Agreement between the Company and Murray S. Kessler dated January 3, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed January 7, 2005.

10.29* – Summary of Nonemployee Director Compensation, dated February 17, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 22, 2005.

10.30* – Form of Nonemployee Director Stock Option Agreement dated February 16, 2005, incorporated by reference to Exhibit 10.2 to Form 8-K filed February 22, 2005.

10.31* – Form of Amendment to Option Award Agreement, dated December 31, 2005, by and between the Company and certain officers of the Company or its subsidiaries, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 13, 2005.

10.32* – UST Inc. Long-Term Incentive Plan, as amended and restated effective December 7, 2005, incorporated by reference to Exhibit 10.2 to Form 8-K filed December 13, 2005.

10.33* – Amendment to the UST Inc. Long-Term Incentive Plan, dated December 7, 2006, incorporated by reference to Exhibit 10.26 to Form 10-K for the fiscal year ended December 31, 2006.

10.34* – Amendment to the UST Inc. Long-Term Incentive Plan, dated August 2, 2007, incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2007.

10.35* – Form of Notice of Grant and Restricted Stock Agreement between the Company and certain officers, incorporated by reference to Exhibit 10.3 to Form 8-K filed December 13, 2005.

10.36* – Form of Notice of Grant and Stock Option Agreement between the Company and Daniel W. Butler, incorporated by reference to Exhibit 10.4 to Form 8-K filed December 13, 2005.

10.37* – Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K filed August 10, 2005.

10.38* – UST Inc. Director Deferral Program, incorporated by reference to Exhibit 10.1 to Form 8-K filed April 10, 2006.

10.39* – Severance Agreement, dated June 23, 2006, by and among UST Inc., U.S. Smokeless Tobacco Company and Daniel W. Butler, incorporated by reference to Exhibit 10.2 to Form 8-K filed June 27, 2006.

10.40* – Severance Agreement, dated June 23, 2006, by and among UST Inc., International Wine & Spirits Ltd. and Theodor P. Baseler, incorporated by reference to Exhibit 10.3 to Form 8-K filed June 27, 2006.

10.41* – Employment Agreement, dated December 7, 2006, by and between UST Inc. and Murray S. Kessler, incorporated by reference to Exhibit 10.1 to Form 8-K filed December 11, 2006.

10.42* – Form of Notice of Grant and Restricted Stock Agreement between the Company and Daniel W. Butler, incorporated by reference to Exhibit 10.2 to Form 8-K filed December 11, 2006.

10.43 – Purchase and Sale Agreement, by and between UST Inc. and Antares 100WP LLC, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 2, 2007.

21 – Subsidiaries of UST Inc.

23 – Consent of Independent Registered Public Accounting Firm.

31.1 – Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2 – Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32 – Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of the rules governing the preparation of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UST Inc.

Date: February 22, 2008

By: /s/ MURRAY S. KESSLER

Murray S. Kessler
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

February 22, 2008	Director, Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	/s/ MURRAY S. KESSLER Murray S. Kessler
February 22, 2008	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ RAYMOND P. SILCOCK Raymond P. Silcock
February 22, 2008	Vice President and Controller (Principal Accounting Officer)	/s/ JAMES D. PATRACUOLLA James D. Patracuolla
February 22, 2008	Director	/s/ JOHN D. BARR John D. Barr
February 22, 2008	Director	/s/ JOHN P. CLANCEY John P. Clancey
February 22, 2008	Director	/s/ PATRICIA DIAZ DENNIS Patricia Diaz Dennis
February 22, 2008	Director	/s/ JOSEPH E. HEID Joseph E. Heid
February 22, 2008	Director	/s/ PETER J. NEFF Peter J. Neff
February 22, 2008	Director	/s/ ANDREW J. PARSONS Andrew J. Parsons
February 22, 2008	Director	/s/ RONALD J. ROSSI Ronald J. Rossi
February 22, 2008	Director	/s/ LAWRENCE J. RUISI Lawrence J. Ruisi

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Parent and Subsidiaries

UST Inc. is an independent corporation without a parent. It had the following significant subsidiaries as of December 31, 2007:

Name of Subsidiary or Affiliate	Jurisdiction of Incorporation or Registration	Percentage of Ownership by UST Inc. or its Wholly Owned Subsidiaries
International Wine & Spirits Ltd.	Delaware	100%
Ste. Michelle Wine Estates Ltd.	Washington	100%
U.S. Smokeless Tobacco Company	Delaware	100%
U.S. Smokeless Tobacco Manufacturing Company	Delaware	100%
U.S. Smokeless Tobacco Brands Inc.	Delaware	100%

Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the UST Inc. Employees' Savings Plan, the Registration Statement (Form S-8 No. 333-36844) pertaining to the 1992 Stock Option Plan, Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-60698) pertaining to the 2001 Stock Option Plan, the Registration Statement (Form S-8 No. 33-59229) pertaining to the Nonemployee Directors' Stock Option Plan, the Registration Statement (Form S-4 No. 333-101036) pertaining to the registration of senior notes due July 15, 2012, and the Registration Statement (Form S-4 No. 333-85285) pertaining to the registration of senior notes due June 1, 2009, of our reports dated February 21, 2008 with respect to the consolidated financial statements and schedule of UST Inc. and the effectiveness of internal control over financial reporting of UST Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ ERNST & YOUNG LLP

Stamford, Connecticut
February 21, 2008

Exhibit 31.1

10K

UST INC.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Murray S. Kessler, Chairman of the Board, Chief Executive Officer and President of UST Inc., certify that:

1. I have reviewed this annual report on Form 10-K of UST Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
   - (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   - (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   - (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
   - (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   - (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ MURRAY S. KESSLER

Murray S. Kessler
Chairman of the Board, Chief Executive Officer
and President

Date: February 22, 2008

Exhibit 31.2

UST INC.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Raymond P. Silcock, Senior Vice President and Chief Financial Officer of UST Inc., certify that:

1. I have reviewed this annual report on Form 10-K of UST Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ RAYMOND P. SILCOCK

Raymond P. Silcock
Senior Vice President and Chief Financial Officer

Date: February 22, 2008

Exhibit 32

Certification of CEO and CFO As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350)

In connection with the Annual Report of UST Inc., a Delaware corporation (the "Company"), on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Murray S. Kessler, Chairman of the Board, Chief Executive Officer and President of the Company, and Raymond P. Silcock, Senior Vice President and Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: February 22, 2008

/s/ MURRAY S. KESSLER

Murray S. Kessler
Chairman of the Board, Chief Executive Officer
and President

/s/ RAYMOND P. SILCOCK

Raymond P. Silcock
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to UST Inc. and will be retained by UST Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is made solely for the purpose of 18 U.S.C. § 1350, subject to the knowledge standard contained therein, and not for any other purpose.

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Board of Directors

John D. Barr [2]
Vice Chairman and
Chief Executive Officer,
Papa Murphy's
International, Inc.

John P. Clancey [2][3][4]
Chairman, Maersk Inc.

Patricia Diaz Dennis [1][3]
Senior Vice President and
Assistant General Counsel,
AT&T Services, Inc.

Joseph E. Heid [1][3][4]
Former Chairman,
President and
Chief Executive Officer,
Esprit de Corp.

Murray S. Kessler [4]
Chairman and Chief
Executive Officer, UST Inc.

Peter J. Neff [2][4]
Former President and
Chief Executive Officer,
Rhône-Poulenc, Inc.

Andrew J. Parsons [1][3][4]
Director Emeritus,
McKinsey & Company
Chairman, Gulliver
Growth Partners LLC

Ronald J. Rossi [1][2][3]
Former Chairman,
Lojack Corporation

Lawrence J. Ruisi [1][2]
Former President and Chief
Executive Officer,
Loews Cineplex
Entertainment Corp.

(1) Member of Audit Committee; Joseph E. Heid, Chairman
(2) Member of Compensation Committee; Peter J. Neff, Chairman
(3) Member of Nominating & Corporate Governance Committee; John P. Clancey, Chairman
(4) Member of Strategic Review Committee; Murray S. Kessler, Chairman

Officers

UST Inc.

Murray S. Kessler
Chairman and Chief
Executive Officer

Richard A. Kohlberger
Senior Vice President,
General Counsel,
Secretary and Chief
Administrative Officer

Raymond P. Silcock
Senior Vice President and
Chief Financial Officer

Edward D. Kratovil
Senior Vice President

Chris T. Athanasia
Vice President and
Associate General Counsel

W. Preston Baldwin III
Vice President

Joseph J. Buongiorno
Vice President

Michael V. Delaney
Vice President

Joni S. Ives
Vice President and Chief
Information Officer

Elizabeth T. Marren
Vice President and
Associate General Counsel

James D. Patracuolla
Vice President and Controller

Mark A. Rozelle
Vice President

Kenneth N. Tamaro
Vice President

Todd A. Walker
Vice President

Steven J. Younes
Vice President

U.S. Smokeless Tobacco Company

Daniel W. Butler
President

James E. Dillard III
Senior Vice President

Gary D. Cadd
Vice President

Thano A. D. Chaltas
Vice President

Kevin E. Freudenthal
Vice President

Thomas C. LoBosco
Vice President

Joseph C. Nuzzolo
Vice President

James A. Strickland
Vice President

International Wine & Spirits Ltd.

Theodor P. Baseler
President

Sheila A. Newlands
Senior Vice President

Glenn D. Yaffa
Senior Vice President

Douglas N. Gore
Vice President

UST Corporate Data

CORPORATE HEADQUARTERS
6 High Ridge Park, Bldg. A
Stamford, CT 06905-1323
(203) 817-3000

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol – UST

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(800) 730-4001
Computershare is also our dividend disbursement and reinvestment agent.

LEGAL COUNSEL
Skadden, Arps, Slate,
Meagher & Flom LLP
Four Times Square
New York, NY 10036

INDEPENDENT AUDITORS
Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

The Company's Chief Executive Officer and Chief Financial Officer provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002, and these certifications are included in Exhibits 31.1 and 31.2 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, on May 15, 2007, the Company's Chief Executive Officer submitted to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards.

For more information on UST, visit our website, www.ustinc.com

UST

UST Inc.
6 High Ridge Park, Bldg. A
Stamford, Connecticut 06905-1323
(203) 817-3000
www.ustinc.com

002CS-15926

END